Exhibit 99.1
Gracell Biotechnologies Inc.
Building 12, 218 Sangtian St.
Suzhou BioBay Park, Suzhou, 215000
People’s Republic of China
January 17, 2024
Dear Gracell Shareholders:
You are cordially invited to attend an extraordinary general meeting (the “Extraordinary General Meeting”) of shareholders of Gracell Biotechnologies Inc. (“Gracell,” the “Company,” “we,” “our” or “us”), to be held on February 19, 2024, at 2:00 p.m. (China Standard Time) at 35th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong and virtually via live webcast at https://gracellbio.zoom.us/j/2239616669, and on such other date and at such other place (including virtually) to which the meeting may be adjourned. We are pleased to utilize virtual shareholder meeting technology to provide ready access for Gracell shareholders.
On December 23, 2023, Gracell entered into an Agreement and Plan of Merger with AstraZeneca Treasury Limited, a private limited company incorporated under the laws of England and Wales (“Parent”), and Grey Wolf Merger Sub, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”). Such Agreement and Plan of Merger, as may be amended and restated from time to time, is referred to herein as the “Merger Agreement.” Pursuant to the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”) with the Company continuing as the surviving company and becoming a wholly owned subsidiary of Parent as a result of the Merger. The Extraordinary General Meeting will be held for the purposes of considering and voting upon, and if through fit passing and approving, the following resolutions:
1.
Proposal No. 1 — The Merger Proposal — as a special resolution, that the execution, delivery and performance by Gracell of the Merger Agreement, a copy of which is included as Annex A to the accompanying proxy statement, the Plan of Merger, a copy of which is included as Annex B to the accompanying proxy statement and other agreements or documents contemplated by the Merger Agreement or any document or instrument delivered in connection thereunder (the “Transaction Documents”) to which Gracell is a party, and the consummation of the transactions contemplated by the Merger Agreement and the Contingent Value Rights Agreement, in the form attached as Exhibit B to the Merger Agreement and included as Annex D to the accompanying proxy statement (the “CVR Agreement”) (collectively, the “Transactions”) (including the Merger), upon the terms and subject to the conditions set forth therein, be approved and authorized in all respects.

2.
Proposal No. 2 — The Adjournment Proposal — as an ordinary resolution, that the Extraordinary General Meeting be adjourned to a later date or dates to be determined by the chairman of the Extraordinary General Meeting if necessary, (a) to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Extraordinary General Meeting, there are insufficient votes to approve the Merger Proposal, (b) to the extent necessary, to ensure that any required supplement or amendment to the accompanying proxy statement is provided to Gracell shareholders, or (c) if, as of the time for which the Extraordinary General Meeting is scheduled, there are insufficient ordinary shares, par value of $0.0001 each, of Gracell (“Gracell ordinary shares”) represented (either in person (including by virtual attendance) or by proxy) to constitute a quorum necessary to conduct business at the Extraordinary General Meeting.

Under the terms of the Merger Agreement, Parent will acquire all of Gracell’s fully diluted share capital (including Gracell ordinary shares represented by American Depositary Shares (“Gracell ADSs”)) through the Merger for a price of $2.00 per Gracell ordinary share (or $10.00 per Gracell ADS) in cash without interest less any applicable withholding taxes at the closing of the Transactions, plus one non-tradable contingent value right (“CVR”) representing the right to receive a contingent payment of $0.30 per Gracell ordinary share (or five CVRs per Gracell ADS representing the right to receive a contingent payment of $1.50 per Gracell ADS) in cash without interest less any applicable withholding taxes payable upon achievement of a specified regulatory milestone as set forth in, and subject to and in accordance with the terms and conditions of the CVR Agreement. Pursuant to the terms of the Deposit Agreement, the Gracell ADS holders will pay any applicable fees, charges and expenses of the ADS Depositary, stock transfer or other taxes and other government charges due to or incurred by the ADS Depositary in connection with the cancellation, termination or surrender of their Gracell ADSs, which will be deducted from the cash consideration payable to the ADS holders. The upfront cash portion of the consideration represents a transaction value of approximately $1.0 billion, a 62% premium to Gracell ADS’s closing market price on December 22, 2023 and a 154% premium to the 60-day volume-weighted average price (“VWAP”) of $3.94 per Gracell ADS before the announcement of the Transactions on December 26, 2023. Combined, the upfront and potential contingent value payments represent, if achieved, a transaction value of approximately $1.2 billion, an 86% premium to Gracell ADS’s closing market price on December 22, 2023 and a 192% premium to such 60-day VWAP.
If the Merger is completed, Gracell will continue its operations as a privately held company and will be a wholly owned subsidiary of Parent and the Gracell ADSs, each representing five Gracell ordinary shares, will no longer be listed on the Nasdaq Global Select Market (“Nasdaq”) and the Gracell ADS program for the Gracell ordinary shares will terminate.
After careful consideration, the Board of Directors of Gracell (the “Board of Directors”) unanimously adopted resolutions: (a) determining that it is fair to, and in the commercial interests of, Gracell and declared that it is advisable, to enter into the Merger Agreement, the Plan of Merger and the other Transaction Documents to which Gracell is a party; (b) approving the execution, delivery and performance by Gracell of the Merger Agreement, the Plan of Merger, and the other Transaction Documents to which Gracell is a party, and the consummation of the Merger and the other Transactions upon the terms and subject to the conditions set forth in the Merger Agreement and the CVR Agreement; (c) determining to recommend the approval and authorization of the execution, delivery and performance by Gracell of the Merger Agreement, the Plan of Merger and the other Transaction Documents to which Gracell is a party, and the consummation of the Transactions (including the Merger) to the shareholders of Gracell at the Extraordinary General Meeting; and (d) directing that the Merger Agreement, the Merger and the other Transactions be submitted to the shareholders of Gracell at the Extraordinary General Meeting for their approval.
The Board of Directors unanimously recommends that you vote or give instruction to vote (1) “FOR” the Merger Proposal and (2) “FOR” the Adjournment Proposal, if presented.
The enclosed proxy statement provides detailed information about the Extraordinary General Meeting, the Merger Agreement and the Transactions (including the Merger).
The proxy statement also describes the actions and determinations of the Board of Directors in connection with its evaluation of the Merger Agreement, the Plan of Merger, the other Transaction Documents to which Gracell is a party and the Transactions (including the Merger). You should carefully read and consider the entire enclosed proxy statement and its annexes, including the Merger Agreement and the Plan of Merger, as they contain important information about, among other things, the Merger and how it affects you. You may also obtain more information about Gracell from documents Gracell has filed with or furnished to the United States Securities and Exchange Commission (the “SEC”), which are available for free at the SEC’s website at www.sec.gov.
Regardless of the number of Gracell ordinary shares that you own, your vote is very important. The Merger and the other Transactions cannot be completed unless the Merger Proposal is approved and authorized by a special resolution representing an affirmative vote of the holders of Gracell ordinary shares representing at least two-thirds of the votes cast by such Gracell shareholders as, being entitled to do so, attend and vote in person (including by virtual attendance) or by proxy, at the Extraordinary General Meeting where a quorum is present.

Whether or not you plan to attend the Extraordinary General Meeting, please complete the proxy card attached to the accompanying proxy statement as Annex G, in accordance with the instructions set forth on the proxy card, as promptly as possible. The deadline to lodge your proxy card is February 14, 2024 at 5:00 p.m. (New York City time) (or if the Extraordinary General Meeting is adjourned, such later time as may be notified by the Company). Completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the Extraordinary General Meeting and vote your Gracell ordinary shares at the Extraordinary General Meeting. Please note, however, that if your Gracell ordinary shares are held of record by a broker, bank or other nominee and you wish to vote at the Extraordinary General Meeting, you must obtain from the record holder a proxy issued in your name. If you submit a signed proxy card without indicating how you wish to vote, the Gracell ordinary shares represented by your proxy card will be voted (1) “FOR” the Merger Proposal and (2) “FOR” the Adjournment Proposal, if presented.
Only Gracell shareholders of record as of the close of business in the Cayman Islands on January 8, 2024 (the “Share Record Date”), are entitled to notice of the Extraordinary General Meeting and to vote at the Extraordinary General Meeting or any adjournment, postponement or other delay thereof. Holders of Gracell ADSs as of the ADS Record Date (as defined below) will not be able to attend or vote at the Extraordinary General Meeting but are entitled to instruct The Bank of New York Mellon (the “ADS Depositary”), in its capacity as the ADS Depositary and the holder of the Gracell ordinary shares underlying the Gracell ADSs, to vote at the Extraordinary General Meeting.
As the record holder of the Gracell ordinary shares represented by Gracell ADSs, the ADS Depositary, in its capacity as the ADS Depositary and the holder of the Gracell ordinary shares underlying the Gracell ADSs, will endeavor to vote (or will endeavor to cause the vote of) the Gracell ordinary shares represented by the Gracell ADSs as of the ADS Record Date at the Extraordinary General Meeting in accordance with the voting instructions as provided on the ADS voting instruction card attached to the accompanying proxy statement as Annex H timely received (or deemed received) from holders of Gracell ADSs as of the close of business in New York City on January 8, 2024 (the “ADS Record Date”). The ADS Depositary must receive such instructions no later than 12:00 p.m. (New York City time) on February 14, 2024 (or if the Extraordinary General Meeting is adjourned, such later time as may be notified by the Company or the ADS Depositary) (the “ADS Voting Cutoff Time”). Pursuant to Section 4.7 of the Deposit Agreement, dated January 7, 2021, among the Company, the ADS Depositary and all holders from time to time of Gracell ADSs (the “Deposit Agreement”), the ADS Depositary will not itself exercise any voting discretion in respect of any Gracell ordinary shares represented by Gracell ADSs and will not vote any Gracell ordinary shares represented by Gracell ADSs other than in accordance with signed voting instructions from the relevant Gracell ADS holder, except as discussed below. Under the Deposit Agreement, subject to certain conditions contained therein, Gracell ADS holders as of the ADS Record Date whose voting instructions are not received by the ADS Voting Cutoff Time or are timely received but fail to specify the manner in which the ADS Depositary is to vote will be deemed to have instructed the ADS Depositary to give a discretionary proxy to a person designated by the Company to vote the Gracell ordinary shares represented by the relevant Gracell ADSs, in each case pursuant to the terms of the Deposit Agreement; provided, however, that no such discretionary proxy will be given by the ADS Depositary with respect to any matter to be voted upon at the Extraordinary General Meeting unless Gracell has confirmed to the ADS Depositary (i) that it wishes such proxy to be given, (ii) that Gracell reasonably does not know of any substantial opposition to the matters to be voted on at the Extraordinary General Meeting and (iii) that the matters to be voted on at the Extraordinary General Meeting are not materially adverse to the interests of holders of Gracell ordinary shares. If the conditions provided for in the Deposit Agreement are satisfied with respect to discretionary proxies, Gracell intends to instruct the ADS Depositary to give such discretionary proxy to the chairman of the Extraordinary General Meeting. Accordingly, any Gracell ordinary shares represented by Gracell ADSs for which voting instructions are not received by the ADS Voting Cutoff Time or are timely received but fail to specify the manner in which the ADS Depositary is to vote, will be voted (1) “FOR” the Merger Proposal and (2) “FOR” the Adjournment Proposal, if presented. If you hold your Gracell ADSs in a brokerage, bank or other nominee account, you must follow the procedures of the broker, bank or other nominee through which you hold your Gracell ADSs if you wish to vote.
Registered holders of Gracell ordinary shares who validly exercise and have not effectively withdrawn or lost their right to dissent from the Merger will have the right to receive the payment of the fair value of their

Gracell ordinary shares as determined by the Grand Court of the Cayman Islands (the “Court”) in accordance with Section 238 of the Companies Act, subject to Section 239 of the Companies Act, if the Merger is completed, but only if they deliver to the Company, before the vote to authorize and approve the Merger is taken at the Extraordinary General Meeting, a written objection to the Merger and subsequently comply with all procedures and requirements of Section 238 of the Companies Act for the exercise of dissenters’ rights, a copy of which is attached as Annex F to the accompanying proxy statement. The fair value of their Gracell ordinary shares, as determined by the Court under the Companies Act could be more than, the same as, or less than the merger consideration they would receive pursuant to the Merger Agreement if they do not exercise dissenters’ rights with respect to their Gracell ordinary shares. Parent, Merger Sub and the Company respectively agreed that the Per Share Merger Consideration is equal to or greater than the fair value of the Gracell ordinary shares for the purposes of Section 238(8) of the Companies Act.
GRACELL ADS HOLDERS WILL NOT HAVE THE RIGHT TO EXERCISE DISSENTERS’ RIGHTS AND RECEIVE PAYMENT OF THE FAIR VALUE OF THE GRACELL ORDINARY SHARES UNDERLYING THEIR GRACELL ADSs. THE ADS DEPOSITARY WILL NOT ATTEMPT TO EXERCISE ANY DISSENTERS’ RIGHTS WITH RESPECT TO ANY OF THE GRACELL ORDINARY SHARES THAT IT HOLDS, EVEN IF A GRACELL ADS HOLDER REQUESTS THE ADS DEPOSITARY TO DO SO. GRACELL ADS HOLDERS WISHING TO EXERCISE DISSENTERS’ RIGHTS MUST SURRENDER THEIR GRACELL ADSs TO THE ADS DEPOSITARY, PAY THE ADS DEPOSITARY’S FEES REQUIRED FOR THE CANCELLATION OF THEIR GRACELL ADSs ($5.00 OR LESS PER 100 GRACELL ADSs CANCELLED AND ANY OTHER FEES AND CHARGES PAYABLE PURSUANT TO THE TERMS OF THE DEPOSIT AGREEMENT), AND ANY APPLICABLE TAXES OR GOVERNMENT CHARGES, PROVIDE INSTRUCTIONS FOR THE REGISTRATION OF THE CORRESPONDING GRACELL ORDINARY SHARES IN THE COMPANY’S REGISTER OF MEMBERS, CERTIFY THAT THEY HAVE NOT GIVEN, AND WILL NOT GIVE, VOTING INSTRUCTIONS AS TO THEIR GRACELL ADSs (OR, ALTERNATIVELY, THAT THEY WILL NOT VOTE THE CORRESPONDING GRACELL ORDINARY SHARES) AND BECOME REGISTERED HOLDERS OF GRACELL ORDINARY SHARES PRIOR TO THE EXTRAORDINARY GENERAL MEETING (OR IF THE EXTRAORDINARY GENERAL MEETING IS ADJOURNED, SUCH LATER TIME AS MAY BE NOTIFIED BY THE COMPANY OR THE ADS DEPOSITARY). THEREAFTER, SUCH FORMER GRACELL ADS HOLDERS MUST COMPLY WITH THE PROCEDURES AND REQUIREMENTS FOR EXERCISING DISSENTERS’ RIGHTS WITH RESPECT TO THE GRACELL ORDINARY SHARES UNDER SECTION 238 OF THE COMPANIES ACT. IF THE MERGER IS NOT COMPLETED, THE COMPANY WOULD CONTINUE TO BE A PUBLIC COMPANY IN THE UNITED STATES AND THE GRACELL ADSs WOULD CONTINUE TO BE LISTED ON NASDAQ. GRACELL ORDINARY SHARES ARE NOT LISTED AND CANNOT BE TRADED ON ANY STOCK EXCHANGE. AS A RESULT, IF A FORMER GRACELL ADS HOLDER HAS CANCELLED HIS, HER OR ITS GRACELL ADSs TO EXERCISE DISSENTERS’ RIGHTS AND THE MERGER IS NOT COMPLETED AND SUCH FORMER GRACELL ADS HOLDER WISHES TO BE ABLE TO SELL HIS, HER OR ITS GRACELL ORDINARY SHARES ON A STOCK EXCHANGE, SUCH FORMER GRACELL ADS HOLDER WOULD NEED TO DEPOSIT HIS, HER OR ITS GRACELL ORDINARY SHARES INTO THE COMPANY’S ADS PROGRAM FOR THE ISSUANCE OF THE CORRESPONDING NUMBER OF GRACELL ADSs, SUBJECT TO THE TERMS AND CONDITIONS OF APPLICABLE LAW AND THE DEPOSIT AGREEMENT, INCLUDING PAYMENT OF RELEVANT FEES OF THE ADS DEPOSITARY FOR THE ISSUANCE OF GRACELL ADSs ($5.00 OR LESS PER 100 GRACELL ADSs ISSUED) AND APPLICABLE SHARE TRANSFER TAXES (IF ANY) AND RELATED CHARGES PURSUANT TO THE DEPOSIT AGREEMENT.
PLEASE DO NOT SEND YOUR GRACELL ORDINARY SHARE CERTIFICATES OR CERTIFICATES EVIDENCING GRACELL ADSs (“ADRs”) AT THIS TIME. IF THE MERGER IS COMPLETED, YOU WILL BE SENT INSTRUCTIONS REGARDING THE SURRENDER OF YOUR GRACELL ORDINARY SHARE CERTIFICATES OR ADRs.
On behalf of the Board of Directors, I thank you for your support and appreciate your consideration of this matter.

Sincerely,
/s/ William Wei Cao

William Wei Cao
Chairman of the Board of Directors and Chief
Executive Officer

Gracell Biotechnologies Inc.
Building 12, 218 Sangtian St.
Suzhou BioBay Park, Suzhou, 215000
People’s Republic of China
NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON FEBRUARY 19, 2024
Notice is hereby given that an extraordinary general meeting of shareholders (including any adjournments or postponements thereof, the “Extraordinary General Meeting”) of Gracell Biotechnologies Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Gracell,” the “Company,” “we,” “our,” or “us”), will be held on February 19, 2024, at 2:00 p.m. (China Standard Time) at 35th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong and virtually via live webcast at https://gracellbio.zoom.us/j/2239616669, for the following purposes:
1.
Proposal No. 1 — The Merger Proposal — to consider and vote on the proposal, as a special resolution, to approve and authorize the execution, delivery and performance by Gracell of the Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 23, 2023, by and among AstraZeneca Treasury Limited, a private limited company incorporated under the laws of England and Wales (“Parent”), Grey Wolf Merger Sub, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned Subsidiary of Parent (“Merger Sub”), and the Company, a copy of which is included as Annex A to the accompanying proxy statement, the Plan of Merger, a copy of which is included as Annex B to the accompanying proxy statement and other agreements or documents contemplated by the Merger Agreement or any document or instrument delivered in connection thereunder (the “Transaction Documents”) to which Gracell is a party, and the consummation of the transactions contemplated by the Merger Agreement and the Contingent Value Rights Agreement, in the form attached as Exhibit B to the Merger Agreement and included as Annex D to the accompanying proxy statement (the “CVR Agreement”) (collectively, the “Transactions”) (including the Merger), upon the terms and subject to the conditions set forth therein. Pursuant to the Merger Agreement, in accordance with the applicable provisions of the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”), Merger Sub will merge with and into the Company at the effective time of the Merger, with the Company continuing as the surviving company and becoming a wholly owned subsidiary of Parent (the “Merger”).

2.
Proposal No. 2 — The Adjournment Proposal — To consider and vote on any proposal, as an ordinary resolution, to adjourn the Extraordinary General Meeting to a later date or dates to be determined by the chairman of the Extraordinary General Meeting if necessary, (a) to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Extraordinary General Meeting, there are insufficient votes to approve the Merger Proposal, (b) to the extent necessary, to ensure that any required supplement or amendment to the accompanying proxy statement is provided to Gracell shareholders, or (c) if, as of the time for which the Extraordinary General Meeting is scheduled, there are insufficient ordinary shares, par value of $0.0001 each, of Gracell (“Gracell ordinary shares”) represented (either in person (including by virtual attendance) or by proxy) to constitute a quorum necessary to conduct business at the Extraordinary General Meeting.

Only Gracell shareholders of record as of the close of business in the Cayman Islands on January 8, 2024, are entitled to notice of the Extraordinary General Meeting and to vote at the Extraordinary General Meeting or any adjournment, postponement or other delay thereof.
The Board of Directors of Gracell (the “Board of Directors”), after careful consideration, has unanimously adopted resolutions: (a) determining that it is fair to, and in the commercial interests of, Gracell and declared that it is advisable, to enter into the Merger Agreement, the Plan of Merger and the other Transaction Documents to which Gracell is a party; (b) approving the execution, delivery and performance by Gracell of the Merger Agreement, the Plan of Merger, and the other Transaction Documents to which Gracell is a party, and the consummation of the Merger and the other Transactions upon the terms and subject to the conditions set forth the Merger Agreement and the CVR Agreement; (c) determining to recommend the approval and authorization of the execution, delivery and performance by Gracell of the Merger Agreement, the Plan of Merger and the other Transaction Documents to which Gracell is a party, and the consummation of the Transactions (including the Merger) to the shareholders of Gracell at the Extraordinary General Meeting; and (d) directing that the Merger Agreement, the Merger and the other Transactions be submitted to the shareholders of Gracell at the Extraordinary General Meeting for their approval.
The Board of Directors unanimously recommends that you vote or give instruction to vote (1) “FOR” the Merger Proposal and (2) “FOR” the Adjournment Proposal, if presented.
Regardless of the number of Gracell ordinary shares that you own, your vote is very important. The Merger and the other Transactions cannot be completed unless the Merger Proposal is approved and authorized by a special resolution by the affirmative vote of the holders of Gracell ordinary shares representing at least two-thirds of the votes cast by such Gracell shareholders as, being entitled to do so, attend and vote in person (including by virtual attendance) or by proxy, at the Extraordinary General Meeting where a quorum is present.
By Order of the Board of Directors,
/s/ William Wei Cao

Dr. William Wei Cao
Chairman of the Board and Chief Executive Officer
Dated: January 17, 2024

YOUR VOTE IS IMPORTANT
WHETHER OR NOT YOU PLAN TO ATTEND THE EXTRAORDINARY GENERAL MEETING IN PERSON (INCLUDING BY VIRTUAL ATTENDANCE), PLEASE ENSURE THAT YOUR GRACELL ORDINARY SHARES CAN BE VOTED AT THE EXTRAORDINARY GENERAL MEETING BY SUBMITTING YOUR PROXY OR CONTACTING YOUR BROKER, BANK OR OTHER NOMINEE.
If your Gracell ordinary shares are registered in the name of a broker, bank or other nominee:   check the voting instruction card forwarded by your broker, bank or other nominee to see which voting options are available or contact your broker, bank or other nominee in order to obtain directions as to how to ensure that your Gracell ordinary shares are voted at the Extraordinary General Meeting. Brokers, banks and other nominees who hold Gracell ordinary shares for their customers do not have discretionary authority to provide Gracell with voting instructions on how to vote the Gracell ordinary with respect to the Merger Proposal and the Adjournment Proposal. Accordingly, if banks, brokers or other nominees do not receive specific voting instructions from the beneficial owner of Gracell ordinary shares, they may not provide Gracell with voting instructions on how to vote the Gracell ordinary shares with respect to the Merger Proposal and the Adjournment Proposal.
If your Gracell ordinary shares are registered in your name:   submit your proxy as soon as possible (but in any event prior to 5:00 p.m. (New York City time) on February 14, 2024) by signing, dating and returning the proxy card attached to the accompanying proxy statement as Annex G in the enclosed postage-paid envelope, so that your Gracell ordinary shares can be voted at the Extraordinary General Meeting in accordance with your instructions. If you submit your signed proxy card without indicating how you wish to vote, the Gracell ordinary shares represented by your proxy will be voted (1) “FOR” the Merger Proposal and (2) “FOR” the Adjournment Proposal, if presented, unless you appoint a person other than the chairman of the meeting as proxy, in which case the Gracell ordinary shares represented by your proxy card will be voted (or not submitted for voting) as your proxy determines.
If your Gracell ADSs are registered in the name of a broker, bank or other nominee:   check the Gracell ADS voting instructions card forwarded by your broker, bank or other nominee to see which voting options are available or contact your broker, bank or other nominee in order to obtain directions as to how to ensure that the shares represented by your Gracell ADSs are voted at the Extraordinary General Meeting. Brokers, banks and other nominees who hold Gracell ADSs for their customers do not have discretionary authority to provide the ADS Depositary with voting instructions on how to vote the Gracell ordinary shares underlying the Gracell ADSs with respect to the Merger Proposal and the Adjournment Proposal. Accordingly, if banks, brokers or other nominees do not receive specific voting instructions from the beneficial owner of Gracell ADSs, they may not provide the ADS Depositary with voting instructions on how to vote the Gracell ordinary shares underlying the Gracell ADSs with respect to the Merger Proposal and the Adjournment Proposal. If no voting instructions are received by the ADS Depositary from your broker, bank or other nominee, the ADS Depositary may give a discretionary proxy to a person designated by the Company to vote the Gracell ordinary shares represented by the relevant Gracell ADSs as described below.
If your Gracell ADSs are registered in your name:   submit your Gracell ADS voting instructions card as soon as possible by signing, dating and returning the Gracell ADS voting instructions card attached to the accompanying proxy statement as Annex H in the enclosed postage-paid envelope, so that the Gracell ordinary shares represented by your Gracell ADSs can be voted at the Extraordinary General Meeting by the ADS Depositary, as the registered holder of the Gracell ordinary shares represented by your Gracell ADSs. Pursuant to Section 4.7 of the Deposit Agreement, the ADS Depositary will not itself exercise any voting discretion in respect of any Gracell ordinary shares represented by Gracell ADSs and will not vote any Gracell ordinary shares represented by Gracell ADSs other than in accordance with signed voting instructions from the relevant Gracell ADS holder, except as discussed below. Under the Deposit Agreement, subject to certain conditions contained therein, Gracell ADS holders as of the ADS Record Date whose voting instructions are not received by the ADS Voting Cutoff Time or are timely received but fail to specify the manner in which the ADS Depositary is to vote will be deemed to have instructed the ADS Depositary to give a discretionary proxy to a person designated by the Company to vote the Gracell ordinary shares represented by the relevant Gracell ADSs, in each case pursuant to the terms of the Deposit Agreement; provided, however, that no such discretionary proxy will be given by the ADS Depositary with respect to any matter to be voted upon at the Extraordinary General Meeting unless Gracell has confirmed to the ADS Depositary (i) that it wishes such proxy to be given, (ii) that Gracell reasonably does not know of any substantial opposition to the matters to be voted on at the Extraordinary General Meeting and (iii) that the matters to be voted on at the Extraordinary General Meeting are not materially adverse to the interests of holders of Gracell ordinary shares. If the conditions provided for in the Deposit Agreement are satisfied with respect to discretionary proxies, Gracell intends to instruct the ADS Depositary to give such discretionary proxy to the chairman of the Extraordinary General Meeting. Accordingly, any Gracell ordinary shares represented by Gracell ADSs for which voting instructions are not received by the ADS Voting Cutoff Time or are timely received but fail to specify the manner in which the ADS Depositary is to vote, will be voted (1) “FOR” the Merger Proposal and (2) “FOR” the Adjournment Proposal, if presented.
You should carefully read and consider the entire accompanying proxy statement and its annexes, including the Merger Agreement, along with all of the documents incorporated by reference into the accompanying proxy statement, as they contain important information about, among other things, the Merger and how it affects you. If you have any questions concerning the Merger Agreement, the Merger, the Extraordinary General Meeting or the accompanying proxy statement, or would like additional copies of the accompanying proxy statement please contact:
1407 Broadway, 27th Floor
New York, New York 10018
proxy@mackenziepartners.com
Call Collect: (212) 929-5500
or
Toll-Free (800) 322-2885

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Annexes
Annex A   The Merger Agreement
Annex B   The Plan of Merger
Annex C   Opinion of Centerview Partners LLC
Annex D   CVR Agreement
Annex E   Support Agreement
Annex F   Companies Act (Revised) of the Cayman Islands – Section 238
Annex G   Form of Proxy Card
Annex H   Form of ADS Voting Instruction Card

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SUMMARY
This summary highlights selected information from this proxy statement related to the merger of Grey Wolf Merger Sub with and into Gracell Biotechnologies Inc. (the “Merger”), and may not contain all of the information that is important to you. To understand the Merger and the other Transactions more fully and for a more complete description of the legal terms of the Merger and the other Transactions, you should carefully read and consider this entire proxy statement and the annexes to this proxy statement, including the Merger Agreement (as defined below) and the CVR Agreement (as defined below), along with all of the documents to which we refer in this proxy statement, as they contain important information about, among other things, the Merger and the other Transactions and how it affects you. You may obtain the information incorporated by reference in this proxy statement without charge by following the instructions under the caption, “Where You Can Find More Information.” The Merger Agreement (as defined below) is attached as Annex A to this proxy statement. You should carefully read and consider the entire Merger Agreement, which is the legal document that governs the Merger.
Except as otherwise specifically noted in this proxy statement, “Gracell,” “we,” “our,” “us,” the “Company” and similar words refer to Gracell Biotechnologies Inc. and references to “subsidiaries” of Gracell refer to each subsidiary of Gracell, including its variable interest entity and any subsidiary of such variable interest entity. Throughout this proxy statement, we refer to AstraZeneca Treasury Limited as “Parent” and Grey Wolf Merger Sub as “Merger Sub.” In addition, throughout this proxy statement we refer to the Agreement and Plan of Merger, dated December 23, 2023, by and among Gracell, Parent and Merger Sub, as the “Merger Agreement,” our ordinary shares, par value $0.0001 per share as “Gracell ordinary shares,” our American depositary shares, each of which represents five Gracell ordinary shares as “Gracell ADSs,” the holders of Gracell ordinary shares as “Gracell shareholders” and the transactions contemplated by the Merger Agreement and the CVR Agreement (as defined below) as the “Transactions.” All references to “dollars” and “$” in this proxy statement are to U.S. dollars. Unless indicated otherwise, any other capitalized term used herein but not otherwise defined herein has the meaning assigned to such term in the Merger Agreement.
Parties Involved in the Merger
Gracell Biotechnologies Inc.
Gracell is a global clinical-stage biopharmaceutical company dedicated to discovering and developing breakthrough cell therapies to address major industry challenges and fulfill unmet medical needs in the treatment of cancer. Gracell ADS is listed on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “GRCL.”
AstraZeneca Treasury Limited
Parent was formed on March 18, 1994 and is an indirect wholly owned subsidiary of AstraZeneca PLC (“AstraZeneca”), a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialization of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology.
Grey Wolf Merger Sub
Merger Sub is a wholly owned subsidiary of Parent and was incorporated on December 19, 2023, solely for the purpose of engaging in the transactions contemplated by the Merger Agreement and has not engaged in any business activities other than in connection with the transactions contemplated by the Merger Agreement.
The Merger
Upon the terms and subject to the conditions of the Merger Agreement, a copy of which is included as Annex A to this proxy statement, at the Effective Time (as defined below), Merger Sub will merge with and into Gracell and the separate corporate existence of Merger Sub will cease, with Gracell continuing as the surviving company and as a wholly owned subsidiary of Parent (the “Surviving Company”). As a result of the Merger, Gracell ADSs will no longer be publicly traded and will be delisted from Nasdaq. In addition, Gracell ADSs will be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and

Gracell will no longer file periodic reports with the United States Securities and Exchange Commission (the “SEC”). If the Merger is completed, you will not own any share capital of the Surviving Company. The time at which the Merger will become effective will occur when the plan of merger, in the form attached to this proxy statement as Annex B (the “Plan of Merger”), is registered with the Registrar of Companies in the Cayman Islands (the “Registrar of Companies”) in accordance with Section 233 of the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”) or such other date as specified in the Plan of Merger in accordance with the Companies Act (such time and date being referred to herein as the “Effective Time”).
Merger Consideration
Treatment of Gracell ordinary shares and Gracell ADSs
At the Effective Time, (a) each Gracell ordinary share issued and outstanding immediately prior to the Effective Time (other than Gracell ordinary shares (including Gracell ordinary shares represented by Gracell ADSs) held by Parent, Merger Sub, Gracell or any of their subsidiaries and Gracell ordinary shares (including Gracell ADSs corresponding to Gracell ordinary shares) held by the Company or the ADS Depositary (as defined below) and reserved for issuance and allocation pursuant to Gracell’s equity incentive plans (collectively, “Excluded Shares”), Gracell ordinary shares represented by Gracell ADSs, and Gracell ordinary shares held by holders who will have exercised and not withdrawn or otherwise lost their rights to dissent from the Merger in accordance with the Companies Act, will be cancelled and will thereafter represent only the right to receive (i) $2.00 per Gracell ordinary share (the “Per Share Closing Amount”) in cash without interest and (ii) one contingent value right (each a “CVR”) per Gracell ordinary share representing the right to receive a contingent payment of $0.30 per CVR in cash without interest upon the achievement of the Milestone (as defined below) (the Per Share Closing Amount plus one CVR, the “Per Share Merger Consideration”), in each case subject to any applicable withholding taxes; (b) each Gracell ADS issued and outstanding immediately prior to the Effective Time (other than Gracell ADSs representing the Excluded Shares), together with the underlying Gracell ordinary shares represented by such Gracell ADSs, will be cancelled and will thereafter represent only the right to receive (i) $10.00 per Gracell ADS (the “Per ADS Closing Amount”) in cash without interest and (ii) five CVRs per Gracell ADS representing the right to receive a contingent payment of $0.30 per CVR in cash without interest upon the achievement of the Milestone (the Per ADS Closing Amount plus five CVRs, the “Per ADS Merger Consideration”), in each case, subject to any applicable withholding taxes and pursuant to the terms and conditions set forth in the Merger Agreement and the Deposit Agreement, dated January 7, 2021, among Gracell, The Bank of New York Mellon (the “ADS Depositary”) and all holders from time to time of Gracell ADSs issued thereunder (the “Deposit Agreement”), and in the event of any conflict between the Merger Agreement and the Deposit Agreement, the Merger Agreement will prevail and apply; and (c) each Gracell ordinary share that is issued and outstanding immediately prior to the Effective Time and is held by a holder of Gracell ordinary shares who will have validly exercised and not effectively withdrawn or have not otherwise lost their rights to dissent from the Merger in accordance with Section 238 of the Companies Act (the “Dissenting Shares”, and holders of the Dissenting Shares collectively, the “Dissenting Shareholders”) will be entitled to receive only the payment of the fair value of such Dissenting Shares held by them as determined by the Grand Court of the Cayman Islands (the “Court”) in accordance with the provisions of Section 238 of the Companies Act, subject to Section 239 of the Companies Act (the “Dissenting FV Payment”), which will be cancelled and cease to exist. Pursuant to the terms of the Deposit Agreement, the Gracell ADS holders will pay any applicable fees, charges and expenses of the ADS Depositary, stock transfer or other taxes and other government charges due to or incurred by the ADS Depositary in connection with the cancellation, termination or surrender of their Gracell ADSs, which will be deducted from the Per ADS Closing Amount.
At the Effective Time, each ordinary share of Merger Sub issued and outstanding immediately prior to the Effective Time will be cancelled and the Surviving Company will issue to Parent such validly issued, fully paid and non-assessable ordinary shares of the Surviving Company as set out in the Plan of Merger, and such ordinary shares of the Surviving Company will constitute the only issued and outstanding share capital of the Surviving Company upon the Effective Time.
Treatment of Company Warrants
At the Effective Time, each warrant to purchase Gracell ordinary shares (each, a “Company Warrant”) outstanding and not exercised immediately prior to the Effective Time will be cancelled and thereafter represent only the right to receive an amount in cash, without interest, equal to the Black Scholes Value (which is equal to $1.26618 per Gracell ordinary share underlying such Company Warrant) of the remaining unexercised portion of each Company Warrant in accordance with its terms (the “Company Warrant Consideration”), subject to any applicable withholding taxes. A holder of Company Warrants may exercise any Company Warrant held by it for an exercise price of $1.116 per Gracell ordinary share issuable upon exercise of such Company Warrant at any time prior to the date of the Extraordinary General Meeting by following the instructions for exercise set forth in the Company Warrant, including payment of the aggregate exercise price. Each Gracell ordinary share issued upon the exercise of any Company Warrant prior to the Effective Time will receive the same consideration as any other Gracell ordinary share in the Merger, as further described above under the section captioned “The Merger Agreement — Merger Consideration — Treatment of Gracell ordinary shares and Gracell ADSs”).
Treatment of Company Options and Company RSU Awards
At the Effective Time, options to acquire Gracell ordinary shares (“Company Options”) outstanding immediately prior to the Effective Time will automatically accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time, and (a) each Company Option that is outstanding as of immediately prior to the Effective Time with a per-share exercise price that is less than the Per Share Closing Amount (an “In-the-Money Company Option”) will be cancelled and converted at the Effective Time into the right to receive (i) an amount in cash, without interest, equal to the product of (A) the total number of Gracell ordinary shares subject to such In-the-Money Company Option multiplied by (B) the amount by which the Per Share Closing Amount exceeds the exercise price payable per Gracell ordinary share subject to such In-the-Money Company Option and (ii) one CVR per Gracell ordinary share subject to such In-the-Money Company Option, representing the right to receive a contingent payment of $0.30 per CVR in cash without interest upon the achievement of the Milestone in accordance with the terms of the CVR Agreement (as defined below), in each case subject to any required tax withholding, (b) each Company Option that is outstanding as of immediately prior to the Effective Time with a per-share exercise price that is equal to or greater than the Per Share Closing Amount but less than the sum of the Per Share Closing Amount plus $0.30 (each, an “Underwater Company Option”) will be cancelled and converted into the right to receive, upon the achievement of the Milestone in accordance with the terms of the CVR Agreement, an amount of cash, without interest, equal to the product of (i) the total number of Gracell ordinary shares subject to such Underwater Company Option as of immediately prior to the Effective Time multiplied by (ii) the amount, if any, by which (A) the Per Share Closing Amount plus $0.30 exceeds (B) the exercise price payable per Gracell ordinary share subject to such Underwater Company Option, less any required tax withholdings and (c) each Company Option that is outstanding as of immediately prior to the Effective Time and has a per-share exercise price that is equal to or greater than the sum of the Per Share Closing Amount plus $0.30 will be cancelled for no consideration.
Each restricted stock unit that corresponds to a Gracell ordinary share (each, a “Company RSU”) that is outstanding as of immediately prior to the Effective Time will accelerate and become fully vested effective immediately prior to, and contingent upon, the Effective Time, and as of the Effective Time, will be cancelled and converted into the right to receive (a) an amount in cash, without interest, equal to the Per Share Closing Amount multiplied by the aggregate number of Gracell ordinary shares issuable in settlement of such Company RSU immediately prior to the Effective Time and (b) one CVR with respect to each Gracell ordinary share issuable in settlement of such Company RSU, representing the right to receive a contingent payment of $0.30 per CVR in cash without interest upon the achievement of the Milestone in accordance with the terms of the CVR Agreement, in each case subject to any required tax withholding.
Contingent Value Rights Agreement
Pursuant to the Merger Agreement, at or immediately prior to the Effective Time, Parent and a rights agent selected by Parent and reasonably acceptable to Gracell (the “Rights Agent”) will enter into a Contingent Value Rights Agreement (“CVR Agreement”), in the form included as Annex D to this proxy statement, governing the terms of the CVRs issued pursuant to the Merger Agreement. The Rights Agent will keep a register of the holders of CVRs (the “Holders”). Holders will not be permitted to transfer CVRs (subject to certain limited exceptions).

Each CVR represents the right to receive $0.30, in cash, without interest, subject to any applicable withholding taxes, with such payment conditioned upon the achievement of one of the following milestones (the “Milestone”): (a) receipt of an accelerated approval, on or prior to December 31, 2028, granted by the United States Food and Drug Administration or any successor thereto (the “FDA”) of a biologics license application for authorization to market or sell (a “BLA”) any biologic product that contains the product candidate referred to by Gracell as “GC012F” and the composition of matter of which is covered by any issued patent right of Gracell in the U.S. (the “Product”) for the treatment of multiple myeloma, or (b) receipt of a regulatory approval (excluding an accelerated approval), on or prior to December 31, 2029, granted by the FDA of a BLA for the Product for the first-line or second-line treatment of multiple myeloma. Such Milestone may be achieved by Parent, any of its permitted assignees, any of their respective affiliates, or any entity that has obtained rights to file a BLA for the Product or to register, develop or commercialize the Product in the U.S.
Parent is obligated to use certain specified efforts and resources to achieve the foregoing Milestone until the earlier of achievement or December 31, 2029. However, there can be no assurance that the Milestone will be achieved or that the $0.30 Milestone payment will be made.
Support Agreements
On December 23, 2023, in connection with the execution of the Merger Agreement, Gracell Venture Holdings Limited, OrbiMed Genesis Master Fund, L.P., The Biotech Growth Trust Plc, OrbiMed Asia Partners III, L.P., and OrbiMed Partners Master Fund Limited, shareholders of Gracell affiliated with certain directors of the Company (collectively, the “Supporting Shareholders”) entered into Voting and Support Agreements with Parent (the “Support Agreements”), a copy of the form of which is included as Annex E to this proxy statement. Under the terms of the Support Agreements, the Supporting Shareholders have agreed, among other things, to vote their Gracell ordinary shares in favor of the approval and authorization of the Merger Agreement and the Merger at the Extraordinary General Meeting and, subject to certain exceptions, not to transfer any of their Gracell ordinary shares or Gracell ADSs. As of the close of business in the Cayman Islands on January 8, 2024 (the “Share Record Date”), the Supporting Shareholders beneficially owned an aggregate of approximately 25.2% of the outstanding Gracell ordinary shares (including Gracell ordinary shares represented by Gracell ADSs). The Support Agreement will terminate upon termination of the Merger Agreement and certain other specified events.
Material U.S. Federal Income Tax Consequences of the Merger
The receipt of cash and CVRs in exchange for Gracell ordinary shares and Gracell ADSs in the Merger will be a taxable transaction for U.S. federal income tax purposes. The amount of gain or loss recognized, and the timing and character of such gain or loss, depend in part on the U.S. federal income tax treatment of the CVRs, with respect to which there is some uncertainty. To the extent relevant, Parent intends to treat a shareholder’s or a holder’s receipt of the CVRs pursuant to the Merger for U.S. federal and applicable state and local income tax purposes as additional consideration paid for Gracell ordinary shares and Gracell ADSs pursuant to the Merger. Gracell shareholders and Gracell ADS holders should read the section of this proxy statement captioned “The Merger — Material U.S. Federal Income Tax Consequences of the Merger.”
Gracell shareholders and Gracell ADS holders should also consult their own tax advisors concerning the U.S. federal income tax consequences relating to the Merger in light of their particular circumstances and any consequences arising under U.S. federal estate, gift and other non-income tax laws or the laws of any state, local or non-U.S. taxing jurisdiction.
PRC Tax Consequences
Gracell does not believe that it should be considered a PRC resident enterprise under the PRC Enterprise Income Tax Law (the “EIT Law”) or that the gains recognized on the receipt of cash for the Gracell ordinary shares or Gracell ADSs should otherwise be subject to PRC tax to holders of such Gracell ordinary shares or Gracell ADSs that are not PRC residents. However, there is uncertainty regarding whether the PRC tax authorities would deem Gracell to be a PRC resident enterprise. If the PRC tax authorities were to determine that Gracell should be considered a PRC resident enterprise, then gains recognized on the receipt of cash for the Gracell ordinary shares or Gracell ADSs pursuant to the Merger by Gracell shareholders or Gracell ADS holders who are not PRC residents could be treated as PRC-source income that would be subject to PRC income tax at a rate of 10% in the case of enterprises or 20% in the case of individuals (subject to applicable tax treaty relief, if any), and, even in the event that Gracell is not considered a PRC resident enterprise, gains recognized on the receipt of cash for Gracell ordinary shares or Gracell ADSs will be subject to PRC tax if the holders of such Gracell ordinary shares or Gracell ADSs are PRC residents. It is unclear whether in practice non-PRC holders of our Gracell ordinary shares or Gracell ADSs will be able to obtain the benefits of any applicable tax treaties if Gracell is considered a PRC resident enterprise for PRC tax purposes. Gracell does not believe that the Merger is without reasonable commercial purpose for purposes of Bulletin 37 and Bulletin 7, and, as a result, it is intended that no amounts will be withheld on account of PRC tax (under Bulletin 7 and Bulletin 37) from the Per Share Merger Consideration, the Per ADS Merger Consideration or the Dissenting FV Payment to be paid to holders of Gracell ordinary shares or Gracell ADSs. However, there is uncertainty as to the application of Bulletin 7 and Bulletin 37 by PRC tax authorities. You should consult your own tax advisor for a full understanding of the tax consequences of the Merger to you, including any PRC tax consequences.
Gracell shareholders and Gracell ADS holders should read the section of this proxy statement captioned “The Merger — PRC Tax Consequences.”
Cayman Islands Tax Consequences
The Cayman Islands currently has no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. No taxes, fees or charges will be payable (either by direct assessment or withholding) to the government or other taxing authority in the Cayman Islands under the laws of the Cayman Islands in respect of the Merger or the receipt of cash for the Gracell ordinary shares and Gracell ADSs under the terms of the Merger Agreement. This is subject to the qualifications that (a) Cayman Islands stamp duty may be payable if any original transaction documents are brought into or executed or produced before a court in the Cayman Islands (for example, for enforcement), (b) registration fees will be payable to the Registrar of Companies in the Cayman Islands to register the Plan of Merger and (c) fees will be payable to the Cayman Islands Government Gazette Office to publish the notice of the Merger in the Cayman Islands Government Gazette.
Gracell shareholders and Gracell ADS holders should read the section of this proxy statement captioned “The Merger — Cayman Islands Tax Consequences.”
Dissenters’ Rights
Gracell shareholders who exercise dissenters’ rights will have the right to receive payment of the fair value of their Gracell ordinary shares if the Merger is completed, but only if they deliver to Gracell, before the vote is taken, a written objection to the Merger and subsequently comply with all procedures and requirements of Section 238 of the Companies Act for the exercise of dissenters’ rights, a copy of which is attached as Annex F to this proxy statement. The fair value of their Gracell ordinary shares as determined under that statute could be more than, the same as, or less than the merger consideration they would receive pursuant to the Merger Agreement if they do not exercise dissenters’ rights with respect to their Gracell ordinary shares. These procedures are complex and you should consult your Cayman Islands legal counsel. If you do not fully and precisely satisfy the procedural requirements of the Companies Act, you may lose your dissenters’ rights. Parent, Merger Sub and the Company respectively agreed that the Per Share Merger Consideration is equal to or greater than the fair value of the Gracell ordinary shares for the purposes of Section 238(8) of the Companies Act. For more information, please see the section of this proxy statement captioned “The Merger — Dissenters’ Rights.”
Regulatory Approvals Required for the Merger
Gracell and Parent have agreed to use their respective reasonable best efforts to take all action necessary to comply with all regulatory notification requirements, and to obtain all regulatory approvals required to consummate the Merger and the other Transactions, subject to certain limitations.
Under the Merger Agreement, the Merger and the other Transactions cannot be completed until the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) (and any extensions therefore, including any voluntary agreements with a governmental entity not to consummate the Transactions for any period of time, if any), have expired or otherwise been terminated. Gracell and Parent made the filings required under the HSR Act on January 10, 2024.
The expiration of the waiting period under the HSR Act (and any extensions therefore, including any voluntary agreements with a governmental entity not to consummate the Transactions for any period of time, if any) is the only regulatory approval that is a condition to the obligations of Gracell or Parent and Merger Sub to consummate the Merger.
For more information, please see the section of this proxy captioned “The Merger — Regulatory Approvals Required for the Merger.”
Closing Conditions
The obligations of Gracell, on the one hand, and Parent and Merger Sub, on the other hand, to consummate the Merger are subject to the satisfaction or waiver of customary conditions, including (among other conditions), the following:
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the approval and authorization of the Merger Proposal (as defined below) by the affirmative vote of the holders of Gracell ordinary shares representing at least two-thirds of the votes cast by such Gracell shareholders as, being entitled to do so, attend and vote in person (including by virtual attendance) or by proxy, at the Extraordinary General Meeting where a quorum is present;

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the absence of any order, action taken by any governmental entity or law in effect, issued, enacted, promulgated, entered, enforced, deemed applicable, that prohibits, makes illegal, enjoins or otherwise prevents the consummation of the Merger;

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the expiration or termination of the waiting period under the HSR Act (and any extensions therefore, including any voluntary agreements with a governmental entity not to consummate the Transactions for any period of time, if any);

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subject to certain materiality exceptions, the accuracy of representations and warranties of the other party or parties contained in the Merger Agreement and the compliance by the other party or parties of the covenants contained in the Merger Agreement;

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in the case of Parent and Merger Sub only, the absence of a material adverse effect with respect to Gracell after the date of the Merger Agreement that is continuing; and

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the effectiveness of the CVR Agreement.

Funds Required to Consummate the Merger
The Merger is not subject to any financing condition by Parent. Gracell and Parent estimate that the total amount of funds necessary at closing to complete the Transactions that occur at closing, including the Merger, will be approximately $1 billion, assuming no exercise of dissenters’ rights by Gracell shareholders. Parent will have cash resources in immediately available funds and in an amount sufficient to consummate the Transactions and satisfy all of Parent’s obligations under the Merger Agreement.
Shareholder Vote Required to Approve the Merger Agreement and the Plan of Merger
Under the Companies Act and the Merger Agreement, in order for the Merger to be completed, the Merger Proposal must be approved by a special resolution (as defined in the Companies Act) of Gracell’s shareholders, which requires the affirmative vote of the holders of Gracell ordinary shares representing at least two-thirds of the votes cast by such Gracell shareholders as, being entitled to do so, attend and vote in person (including by virtual attendance) or by proxy, at the Extraordinary General Meeting where a quorum is present (the “Company Requisite Vote”). If the Company Requisite Vote is not obtained, the Merger will not be completed.
As of the Share Record Date, the Supporting Shareholders beneficially own in the aggregate 121,792,605 Gracell ordinary shares, which represents approximately 25.2% of the outstanding Gracell ordinary shares (including Gracell ordinary shares represented by Gracell ADSs).

The Extraordinary General Meeting
Date, Time and Place
An extraordinary general meeting of Gracell shareholders to consider and vote on the proposal to approve and authorize the Merger Agreement will be held on February 19, 2024, at 2:00 p.m. (China Standard Time) at 35th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong and virtually via live webcast at https://gracellbio.zoom.us/j/2239616669 (the “Extraordinary General Meeting”).
Record Date and Procedures for Voting
You are entitled to attend and vote at the Extraordinary General Meeting if you have Gracell ordinary shares registered in your name as of the close of business in the Cayman Islands on January 8, 2024 (the “Share Record Date”). If you wish to vote at the Extraordinary General Meeting please visit https://gracellbio.zoom.us/j/2239616669 at the time of the Extraordinary General Meeting and enter the password contained on your proxy card. Gracell shareholders wanting to vote by proxy should simply indicate on their proxy card attached to this proxy statement as Annex G how they want to vote, sign and date the proxy card, and mail the proxy card in the return envelope as soon as possible but in any event so that it is received by Gracell no later than 5:00 p.m. (New York City time) on February 14, 2024, the deadline to lodge the proxy card. If you submit your signed proxy card without indicating how you wish to vote, the Gracell ordinary shares represented by your proxy will be voted (1) “FOR” the Merger Proposal and (2) “FOR” the Adjournment Proposal, if presented, unless you appoint a person other than the chairman of the meeting as proxy, in which case the Gracell ordinary shares represented by your proxy card will be voted (or not submitted for voting) as your proxy determines.
If your Gracell ordinary shares are registered in the name of a broker, bank or other nominee check the voting instruction card forwarded by your broker, bank or other nominee to see which voting options are available or contact your broker, bank or other nominee in order to obtain directions as to how to ensure that your Gracell ordinary shares are voted at the Extraordinary General Meeting. Brokers, banks and other nominees who hold Gracell ordinary shares for their customers do not have discretionary authority to provide Gracell with voting instructions on how to vote the Gracell ordinary with respect to the Merger Proposal and the Adjournment Proposal. Accordingly, if banks, brokers or other nominees do not receive specific voting instructions from the beneficial owner of Gracell ordinary shares, they may not provide Gracell with voting instructions on how to vote the Gracell ordinary shares with respect to the Merger Proposal and the Adjournment Proposal.
An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the Extraordinary General Meeting.
If you own Gracell ADSs as of the ADS Record Date (as defined below) registered in your name, you cannot vote directly nor are you able to attend the Extraordinary General Meeting, but you may instruct the ADS Depositary (as the registered holder of the Gracell ordinary shares underlying your Gracell ADSs) on how to vote the Gracell ordinary shares underlying your Gracell ADSs.
Gracell has instructed the ADS Depositary to deliver to ADS holders (as of the close of business in New York City on January 8, 2024 (the “ADS Record Date”)) an ADS voting instruction card, the form of which is attached as Annex H to this proxy statement, and Gracell ADS holders as of the ADS Record Date will have the right to instruct the ADS Depositary how to vote the Gracell ordinary shares underlying their Gracell ADSs at the Extraordinary General Meeting, subject to and in accordance with the terms of the Deposit Agreement. A copy of the Deposit Agreement is available free of charge at the SEC’s website at www.sec.gov.
The ADS Depositary must receive your instructions no later than 12:00 p.m. (New York City time) on February 14, 2024 (or if the Extraordinary General Meeting is adjourned, such later time as may be notified by the Company or the ADS Depositary) (the “ADS Voting Cutoff Time”) in order to ensure the Gracell ordinary shares underlying your Gracell ADSs are voted at the Extraordinary General Meeting.
Pursuant to Section 4.7 of the Deposit Agreement, the ADS Depositary will not itself exercise any voting discretion in respect of any Gracell ordinary shares represented by Gracell ADSs and will not vote any Gracell ordinary shares represented by Gracell ADSs other than in accordance with signed voting instructions from the relevant Gracell ADS holder, except as discussed below. Under the Deposit Agreement, subject to certain conditions contained therein, Gracell ADS holders as of the ADS Record Date whose voting instructions are not received by the ADS Voting Cutoff Time or are timely received but fail to specify the manner in which the ADS Depositary is to vote will be deemed to have instructed the ADS Depositary to give a discretionary proxy to a person designated by the Company to vote the Gracell ordinary shares represented by the relevant Gracell ADSs, in each case pursuant to the terms of the Deposit Agreement; provided, however, that no such discretionary proxy will be given by the ADS Depositary with respect to any matter to be voted upon at the Extraordinary General Meeting unless Gracell has confirmed to the ADS Depositary (i) that it wishes such proxy to be given, (ii) that Gracell reasonably does not know of any substantial opposition to the matters to be voted on at the Extraordinary General Meeting and (iii) that the matters to be voted on at the Extraordinary General Meeting are not materially adverse to the interests of holders of Gracell ordinary shares. If the conditions provided for in the Deposit Agreement are satisfied with respect to discretionary proxies, Gracell intends to instruct the ADS Depositary to give such discretionary proxy to the chairman of the Extraordinary General Meeting. Accordingly, any Gracell ordinary shares represented by Gracell ADSs for which voting instructions are not received by the ADS Voting Cutoff Time or are timely received but fail to specify the manner in which the ADS Depositary is to vote, will be voted (1) “FOR” the Merger Proposal and (2) “FOR” the Adjournment Proposal, if presented.
If you hold your Gracell ADSs in a brokerage, bank or other nominee account, you must rely on the procedures of the broker, bank or other nominee through which you hold your Gracell ADSs if you wish to vote. Brokers, banks and other nominees who hold Gracell ADSs for their customers do not have discretionary authority to provide the ADS Depositary with voting instructions on how to vote the Gracell ordinary shares underlying the Gracell ADSs with respect to the Merger Proposal and the Adjournment Proposal. Accordingly, if banks, brokers or other nominees do not receive specific voting instructions from the beneficial owner of Gracell ADSs, they may not provide the ADS Depositary with voting instructions on how to vote the Gracell ordinary shares underlying the Gracell ADSs with respect to the Merger Proposal and the Adjournment Proposal. If no voting instructions are received by the ADS Depositary from your broker, bank or other nominee, the ADS Depositary may give a discretionary proxy to a person designated by the Company to vote the Gracell ordinary shares represented by the relevant Gracell ADSs as described above.
Quorum
A quorum of Gracell’s shareholders is necessary to have a valid shareholders’ meeting. The presence, in person (including by virtual attendance) or by proxy (or in the case of a shareholder being a corporation, by its duly authorized corporate representative), of one or more shareholders (if being individuals present in person (including by virtual attendance) or by proxy, or if being a corporation or other non-natural person by its duly authorized representative or proxy) having a right to attend and vote at the Extraordinary General Meeting, together holding not less than an aggregate of 50% of the votes attached to the issued and outstanding Gracell ordinary shares entitled to vote at the Extraordinary General Meeting will constitute a quorum for the Extraordinary General Meeting. In the event that a quorum is not present at the Extraordinary General Meeting, we currently expect that we will adjourn the Extraordinary General Meeting to solicit additional proxies in favor of the authorization and approval of the Merger Proposal.
Matters to be Voted On
At the Extraordinary General Meeting, you will be asked to vote on the following proposals:
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Proposal No. 1 — The Merger Proposal — as a special resolution, to approve and authorize the execution, delivery and performance by Gracell of the Merger Agreement, the Plan of Merger and the other Transaction Documents to which Gracell is a party, and the consummation of the Transactions (including the Merger) upon the terms and subject to the conditions set forth therein (the “Merger Proposal”); and

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Proposal No. 2 — The Adjournment Proposal — as an ordinary resolution, to approve the adjournment of the Extraordinary General Meeting to a later date or dates to be determined by the chairman of the Extraordinary General Meeting if necessary, (a) to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Extraordinary General Meeting, there are insufficient votes to approve any of the Merger Proposal, (b) to the extent necessary, to ensure that any required supplement or amendment to this proxy statement is provided to Gracell shareholders, or (c) if, as of the time for which the Extraordinary General Meeting is scheduled, there are insufficient Gracell ordinary shares represented (either in person (including by virtual attendance) or by proxy) to constitute a quorum necessary to conduct business at the Extraordinary General Meeting (the “Adjournment Proposal”).
Recommendation of the Gracell Board of Directors
The Board of Directors of Gracell (the “Board of Directors”) has unanimously adopted resolutions: (a) determining that it is fair to, and in the commercial interests of, Gracell and declared that it is advisable, to enter into the Merger Agreement, the Plan of Merger and the other Transaction Documents to which Gracell is a party; (b) approving the execution, delivery and performance by Gracell of the Merger Agreement, the Plan of Merger, and the other Transaction Documents to which Gracell is a party, and the consummation of the Merger and the other Transactions upon the terms and subject to the conditions set forth in the Merger Agreement and the CVR Agreement; (c) determining to recommend the approval and authorization of the execution, delivery and performance by Gracell of the Merger Agreement, the Plan of Merger and the other Transaction Documents to which Gracell is a party, and the consummation of the Transactions (including the Merger) to the shareholders of Gracell at the Extraordinary General Meeting (such recommendation, the “Recommendation”); and (d) directing that the Merger Agreement, the Merger and the other Transactions be submitted to the shareholders of Gracell at the Extraordinary General Meeting for their approval.
The Board of Directors unanimously recommends that you vote or give instruction to vote (1) “FOR” the Merger Proposal and (2) “FOR” the Adjournment Proposal, if presented.
Prior to the approval and authorization of the Merger Proposal by Gracell shareholders, under certain limited circumstances, the Board of Directors may withdraw or change the Merger Proposal recommendation if it determines in good faith (after consultation with its financial advisor and its outside legal counsel) that failure to do so would be inconsistent with the Board of Directors’ fiduciary duties under applicable law. However, the Board of Directors cannot withdraw or change the Merger Proposal recommendation unless it complies with certain procedures in the Merger Agreement, including negotiating with Parent and its representatives in good faith for four business days so that a failure to make a Change of Recommendation (as defined in the section of this proxy statement captioned “The Merger Agreement — The Board of Directors’ Recommendation; Change of Recommendation”) would no longer be inconsistent with the Board of Directors’ fiduciary duties under applicable law. The termination of the Merger Agreement by Gracell following the Board of Directors’ authorization for Gracell to enter into a definitive agreement with respect to a Superior Proposal (as defined in the section of this proxy statement captioned “The Merger Agreement — The Board of Directors’ Recommendation; Change of Recommendation”) will result in the payment by Gracell of a termination payment of $33.8 million (plus applicable VAT). For more information, please see the section of this proxy statement captioned “The Merger Agreement — The Board of Directors’ Recommendation; Change of Recommendation.”
Opinion of Centerview Partners LLC
Gracell retained Centerview Partners LLC (“Centerview”) as financial advisor to the Board of Directors in connection with the proposed Merger and the other transactions contemplated by the Merger Agreement and the CVR Agreement, which are collectively referred to as the “Transaction” throughout this section and the summary of Centerview’s opinion below under the section captioned “The Merger — Opinion of Centerview Partners LLC”. In connection with this engagement, the Board of Directors requested that Centerview evaluate the fairness, from a financial point of view, to the holders of Gracell ADSs (other than Excluded ADSs (as defined below)) of the Per ADS Merger Consideration proposed to be paid to such holders pursuant to the Merger Agreement. On December 23, 2023, Centerview rendered to the Board of Directors its oral opinion, which was subsequently confirmed by delivery of a written opinion dated December 23, 2023 that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Per ADS Merger Consideration proposed to be paid to the holders of Gracell ADSs (other than Excluded ADSs) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated December 23, 2023, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex C and is incorporated herein by reference. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Board of Directors (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction and Centerview’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Gracell ADSs (other than Excluded ADSs) of the Per ADS Merger Consideration to be paid to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transaction and does not constitute a recommendation to any shareholder of Gracell or any other person as to how such shareholder or other person should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter.
The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.
For more information, see the section of this proxy statement captioned “The Merger — Opinion of Centerview Partners LLC.”
Interests of Gracell’s Directors and Executive Officers in the Merger
When considering the foregoing recommendation of the Board of Directors that you vote to approve and authorize the Merger Proposal, Gracell shareholders and Gracell ADS holders should be aware that Gracell’s directors and executive officers may have interests in the Merger that are different from, or in addition to, Gracell shareholders and Gracell ADS holders more generally. In (a) evaluating and negotiating the Merger Agreement, (b) approving the execution, delivery and performance by Gracell of the Merger Agreement, the Plan of Merger, and the other Transaction Documents to which Gracell is a party, and the consummation of the Merger and the other Transactions upon the terms and subject to the conditions set forth in the Merger Agreement and the CVR Agreement and (c) recommending that the Merger Proposal be approved and authorized by the Gracell shareholders, the Board of Directors was aware of and considered these interests, among other matters, to the extent that these interests existed at the time. These interests include:
•
at the Effective Time, each Company Option and Company RSU will receive the treatment described in the section of this proxy statement captioned “The Merger — Interests of Gracell’s Directors and Executive Officers in the Merger — Treatment of Company Options and Company RSUs”;

•
continued eligibility of certain of Gracell’s executive officers to receive benefits under their employment agreements, as described in more detail in the section of this proxy statement captioned “The Merger — Interests of Gracell’s Directors and Executive Officers in the Merger — Payments Upon Termination At or Following Change in Control”;

•
Dr. Cao entered into a retention agreement with Parent in connection with the execution and delivery by Gracell of the Merger Agreement, as described in more detail in the section of this proxy statement captioned “The Merger — Interests of Gracell’s Directors and Executive Officers in the Merger — Arrangements with Parent”;

•
Dr. Cao entered into a side letter agreement with Parent in connection with the execution and delivery of the Merger Agreement, as described in more detail in the section of this proxy statement captioned “The Merger — Interests of Gracell’s Directors and Executive Officers in the Merger — Arrangements with Parent”; and

•
continued indemnification and directors’ and officers’ liability insurance to be provided by the Surviving Company.

If the Merger Proposal is approved, the Gracell ordinary shares and Gracell ADSs held by Gracell directors and executive officers will be treated in the same manner as the outstanding Gracell ordinary shares held by all other Gracell shareholders and the outstanding Gracell ADSs held by all other Gracell ADS holders. For more information, see the section of this proxy statement captioned “The Merger — Interests of Gracell’s Directors and Executive Officers in the Merger.”

No Solicitation of Acquisition Proposals
Under the Merger Agreement, from the date of the Merger Agreement until the Effective Time (or the earlier termination of the Merger Agreement), Gracell may not: (a) solicit, initiate or take any other action to knowingly facilitate or knowingly encourage (including by way of furnishing information) any inquiries regarding, or the making, submission, modification or amendment or announcement of any proposal or offer, including any proposal or offer to its shareholders, that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal (as defined in the section of this proxy statement captioned “The Merger Agreement — No Solicitation of Acquisition Proposals.”) or (b) enter into, engage in, continue or otherwise participate in any manner in any discussions or negotiations regarding an Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal.
Notwithstanding the foregoing restrictions, under certain limited circumstances, at any time prior to the approval and authorization of the Merger Proposal by Gracell shareholders, Gracell may contact, provide information to, and engage or participate in any discussions or negotiations with, a person who has made an unsolicited bona fide written Acquisition Proposal (in each case, if requested by such person and such Acquisition Proposal did not result from any breach of Gracell’s non-solicitation obligations as set forth in the Merger Agreement (other than immaterial non-compliance that does not adversely affect Parent or Merger Sub)) if (and only if), subject to complying with certain procedures described in the Merger Agreement, the Board of Directors determines in good faith (after consultation with its financial advisor and its outside legal counsel) that such Acquisition Proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal, and, in each case, the failure to take such action would be inconsistent with the Board of Directors’ fiduciary duties under applicable law. For more information, please see the section of this proxy statement captioned “The Merger Agreement — No Solicitation of Acquisition Proposals.”
Prior to the approval and authorization of the Merger Proposal by Gracell shareholders, Gracell is entitled to terminate the Merger Agreement for the purpose of entering into a definitive agreement in respect of a Superior Proposal if it complies with certain procedures in the Merger Agreement, including negotiating with Parent in good faith over a four business day period in an effort to modify the terms and conditions of the Merger Agreement, so that such Superior Proposal no longer constitutes a “Superior Proposal” relative to the transactions contemplated by the Merger Agreement, as amended pursuant to such negotiations.
The termination of the Merger Agreement by Gracell following the Board of Directors’ authorization for Gracell to enter into a definitive agreement in respect of a Superior Proposal will result in the payment by Gracell of a termination payment of $33.8 million (plus applicable VAT) to Parent. For more information, please see the section of this proxy statement captioned “The Merger Agreement — The Board of Directors’ Recommendation; Change of Recommendation.”
Termination of the Merger Agreement
In addition to the circumstances described above, Parent and Gracell have certain rights to terminate the Merger Agreement, including by mutual agreement, the imposition of laws or non-appealable court orders that make the Merger illegal or otherwise prohibit the Merger, an uncured breach of the Merger Agreement by the other party that would cause a related condition not to be satisfied, if the Merger has not been consummated by 11:59 p.m., London Time on June 23, 2024 (as such date may be extended by three months on no more than two occasions in certain circumstances as further described in the section of this proxy statement captioned “The Merger Agreement — Termination of the Merger Agreement”), or if Gracell shareholders fail to approve and authorize the Merger Proposal at the Extraordinary General Meeting (or any adjournment or postponement thereof). Under certain specified circumstances, (a) Gracell is required to pay Parent a termination payment equal to $33.8 million (plus applicable VAT); and (b) Parent is required to pay Gracell a termination payment equal to $41.6 million (plus applicable VAT). Please see the section of this proxy statement captioned “The Merger Agreement — Termination Payment.”

Effect on Gracell if the Merger is Not Completed
If the Merger Proposal is not approved and authorized by Gracell shareholders, or if the Merger is not completed for any other reason:
•
the Gracell shareholders and Gracell ADS holders will not be entitled to, nor will they receive, any payment for their respective Gracell ordinary shares or Gracell ADSs pursuant to the Merger Agreement;

•
the Company Options and Company RSUs will continue to be outstanding and vest in accordance with the terms thereof and will not accelerate and become fully vested as provided in the Merger Agreement;

•
the Company Warrants will continue to be outstanding in accordance with the terms thereof and will not receive any payment for their respective Company Warrants pursuant to the Merger Agreement;

•
(a) Gracell will remain an independent public company; (b) Gracell ADSs will continue to be listed and traded on Nasdaq and registered under the Exchange Act; and (c) Gracell will continue to file periodic reports with the SEC; and

•
under certain specified circumstances, Gracell will be required to pay Parent a termination payment of $33.8 million (plus applicable VAT) upon the termination of the Merger Agreement, and under other certain specified circumstances, Parent will be required to pay Gracell a termination payment of $41.6 million (plus applicable VAT). For more information, please see the section of this proxy statement captioned “The Merger Agreement — Termination Payment.”

QUESTIONS AND ANSWERS
The following questions and answers address some commonly asked questions regarding the Merger, the Merger Agreement and the Extraordinary General Meeting. These questions and answers may not address all questions that are important to you. You should carefully read and consider the more detailed information contained elsewhere in this proxy statement and the annexes to this proxy statement, including the Merger Agreement, along with all of the documents we refer to in this proxy statement, as they contain important information about, among other things, the Merger and how it affects you. You may obtain the information incorporated by reference in this proxy statement without charge by following the instructions under the caption, “Where You Can Find More Information.”
Q:
Why am I receiving these materials?

A:
On December 23, 2023, we entered into the Merger Agreement with Parent and Merger Sub. You are receiving this proxy statement in connection with the solicitation of proxies by the Board of Directors in favor of the proposal to authorize and approve the Merger Proposal and, if necessary, the Adjournment Proposal at the Extraordinary General Meeting or at any adjournment of the Extraordinary General Meeting.

Q:
When and where is the Extraordinary General Meeting?

A:
The Extraordinary General Meeting will take place on February 19, 2024, at 2:00 p.m. (China Standard Time) at 35th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong and virtually via live webcast at https://gracellbio.zoom.us/j/2239616669.

Q:
What am I being asked to vote on at the Extraordinary General Meeting?

A:
You are being asked to vote on the following proposals:

•
Proposal No. 1 — The Merger Proposal — as a special resolution, to approve and authorize the execution, delivery and performance by Gracell of the Merger Agreement, the Plan of Merger and the other Transaction Documents to which Gracell is a party, and the consummation of the Transactions (including the Merger) upon the terms and subject to the conditions set forth therein; and

•
Proposal No. 2 — The Adjournment Proposal — as an ordinary resolution, to approve the adjournment of the Extraordinary General Meeting to a later date or dates to be determined by the chairman of the Extraordinary General Meeting if necessary, (a) to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Extraordinary General Meeting, there are insufficient votes to approve any of the Merger Proposal, (b) to the extent necessary, to ensure that any required supplement or amendment to this proxy statement is provided to Gracell shareholders, or (c) if, as of the time for which the Extraordinary General Meeting is scheduled, there are insufficient Gracell ordinary shares represented (either in person (including by virtual attendance) or by proxy) to constitute a quorum necessary to conduct business at the Extraordinary General Meeting.

Q:
What is the Merger?

A:
Pursuant to the Merger Agreement, once the Merger Agreement, the Merger and the other Transactions are approved and authorized by the shareholders of the Company and the other closing conditions under the Merger Agreement are satisfied or waived, Merger Sub will merge with and into the Company and cease to exist, with the Company continuing as the Surviving Company after the Merger.

Q:
Who is entitled to vote at the Extraordinary General Meeting?

A:
Only shareholders entered in the register of members of Gracell as of the close of business in the Cayman Islands on January 8, 2024 or their proxy holders are entitled to vote at the Extraordinary General Meeting or any adjournment thereof. Only Gracell ADS holders as of the close of business in New York City on January 8, 2024 are entitled to instruct the ADS Depositary to vote at the Extraordinary General Meeting.

Q:
What will I receive for my Gracell ordinary shares and Gracell ADSs if the Merger is completed?

A:
If you own Gracell ordinary shares immediately prior to the Effective Time (other than the Excluded Shares, Gracell ordinary shares represented by Gracell ADSs and Dissenting Shares) and the Merger is completed, you will be entitled to receive the Per Share Closing Amount of $2.00 in cash without interest, less any applicable withholding taxes, for each Gracell ordinary share that you own and one CVR per Gracell ordinary share representing the right to receive a contingent payment of $0.30 per CVR in cash without interest upon the achievement of the Milestone, less any applicable withholding taxes. For example, if you own 100 Gracell ordinary shares, you will receive $200 in cash in exchange for your Gracell ordinary shares, less any applicable withholding taxes, and an additional $30 in cash in exchange for your Gracell ordinary shares upon the achievement of the Milestone, less any applicable withholding taxes.

Dissenting Shares will be cancelled and cease to exist at the Effective Time, and the holders of such Dissenting Shares will not be entitled to receive the Per Share Closing Amount per Gracell ordinary share and will instead be entitled to receive only the payment of the fair value of the Dissenting Shares as determined in accordance with the provisions of Section 238 of the Companies Act.
If you own Gracell ADSs immediately prior to the Effective Time (other than Gracell ADSs representing Excluded Shares) and the Merger is completed, you will be entitled to receive the Per ADS Closing Amount of $10.00 in cash without interest, less any applicable withholding taxes, for each Gracell ADS that you own and five CVRs per Gracell ADS representing the right to receive a contingent payment of $0.30 per CVR in cash without interest upon the achievement of the Milestone, less any applicable withholding taxes. For example, if you own 20 Gracell ADSs, you will receive $200 in cash in exchange for your Gracell ADSs, less any applicable withholding taxes, and an additional $30 in cash in exchange for your Gracell ADSs upon the achievement of the Milestone, less any applicable withholding taxes. Pursuant to the terms of the Deposit Agreement, the Gracell ADS holders will pay any applicable fees, charges and expenses of the ADS Depositary, stock transfer or other taxes and other government charges due to or incurred by the ADS Depositary in connection with the cancellation, termination or surrender of their Gracell ADSs, which will be deducted from the Per ADS Closing Amount.
Please see the section of this proxy statement captioned “The Merger — Material U.S. Federal Income Tax Consequences of the Merger,” “The Merger — PRC Tax Consequences” and “The Merger — Cayman Islands Tax Consequences” for a more detailed description of the tax consequences of the Merger. You should consult with your own tax advisor for a full understanding of how the Merger will affect your U.S. federal, state, local, foreign and other taxes.
Q:
What will I receive for my Company Warrants if the Merger is completed?

A:
If you own Company Warrants immediately prior to the Effective Time and the Merger is completed, you will receive an amount in cash without interest equal to the Black Scholes Value (which is equal to $1.26618 per Gracell ordinary share underlying such Company Warrant) of the remaining unexercised portion of each Company Warrant in accordance with its terms, subject to any applicable withholding taxes.

If you exercise your Company Warrants at any time at least three business days prior to the Effective Time by following the instructions for exercise contained in the Company Warrants, including payment of the exercise price of $1.116 per Gracell ordinary share underlying such Company Warrant, and you continue to hold the Gracell ordinary shares issued upon exercise of the Company Warrant as of immediately prior to the Effective Time, will be entitled to receive the Per Share Closing Amount of $2.00 in cash without interest, less any applicable withholding taxes, for each Gracell ordinary share and one CVR per Gracell ordinary share representing the right to receive a contingent payment of $0.30 per CVR in cash without interest upon the achievement of the Milestone, less any applicable withholding taxes. Accordingly, each Gracell ordinary share underlying such Company Warrant would, if such Company Warrant is exercised, entitle the holder to $0.884 per Gracell ordinary share if the Milestone is not achieved or $1.184 per Gracell ordinary share if the Milestone is achieved, in each case after subtracting the exercise price per Company Warrant, subject to any withholding taxes. In order to be timely recorded in the Company’s register of members prior to the Effective Time, holders who intend to exercise their

Company Warrants should promptly notify the Company of such intention prior to the Extraordinary General Meeting and deliver the exercise notice and pay the required exercise price on or prior to the date of the Extraordinary General Meeting.
Q:
What will I receive for my Company Options and Company RSUs if the Merger is completed?

A:
If you own Company Options immediately prior to the Effective Time, your Company Options will automatically accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time, and (a) each In-the-Money Company Option will be cancelled and converted at the Effective Time into the right to receive (i) an amount in cash, without interest, equal to the product of (A) the total number of Gracell ordinary shares subject to such In-the-Money Company Option multiplied by (B) the amount by which the Per Share Closing Amount exceeds the exercise price payable per Gracell ordinary share subject to such In-the-Money Company Option and (ii) one CVR per Gracell ordinary share subject to such In-the-Money Company Option, representing the right to receive a contingent payment of $0.30 per CVR in cash without interest upon the achievement of the Milestone in accordance with the terms of the CVR Agreement, in each case subject to any required tax withholding, (b) each Underwater Company Option will be cancelled and converted into the right to receive, upon the achievement of the Milestone in accordance with the terms of the CVR Agreement, an amount of cash, without interest, equal to the product of (i) the total number of Gracell ordinary shares subject to such Underwater Company Option as of immediately prior to the Effective Time multiplied by (ii) the amount, if any, by which (A) the Per Share Closing Amount plus $0.30 exceeds (B) the exercise price payable per Gracell ordinary share subject to such Underwater Company Option, less any required tax withholdings and (c) each Company Option that is outstanding as of immediately prior to the Effective Time and has a per-share exercise price that is equal to or greater than the sum of the Per Share Closing Amount plus $0.30 will be cancelled for no consideration.

If you own Company RSUs immediately prior to the Effective Time, your Company RSUs will accelerate and become fully vested effective immediately prior to, and contingent upon, the Effective Time, and as of the Effective Time, will be cancelled and converted into the right to receive (a) an amount in cash, without interest, equal to the Per Share Closing Amount multiplied by the aggregate number of Gracell ordinary shares issuable in settlement of such Company RSU immediately prior to the Effective Time and (b) one CVR with respect to each Gracell ordinary share issuable in settlement of such Company RSU, representing the right to receive a contingent payment of $0.30 per CVR in cash without interest upon the achievement of the Milestone in accordance with the terms of the CVR Agreement, in each case subject to any required tax withholding.
Q:
What is a CVR and how does it work?

A:
Each CVR represents the right to receive $0.30, in cash, without interest, subject to any applicable withholding taxes, with such payment conditioned upon the achievement of one of the following milestones: (a) receipt of an accelerated approval, on or prior to December 31, 2028, granted by the FDA of a BLA for the authorization to market or sell any biologic product that contains the Product for the treatment of multiple myeloma, or (b) receipt of a regulatory approval (excluding an accelerated approval), or on prior to December 31, 2029, granted by the FDA of a BLA for the Product for the first-line or second-line treatment of multiple myeloma. Such milestones may be achieved by Parent, any of its permitted assignees, any of their respective affiliates, or any entity that has obtained rights to file a BLA for the Product or to register, develop or commercialize the Product in the U.S.

Parent is obligated to use certain specified efforts and resources to achieve the foregoing Milestone until the earlier of achievement or December 31, 2029. However, there can be no assurance that the Milestone will be achieved or that the $0.30 Milestone payment will be made.
The right to payment described above is solely a contractual right governed by the terms and conditions of the CVR Agreement. The CVRs will not be evidenced by a certificate or other instrument, will not have any voting or dividend rights, will not represent any equity or ownership interests in Parent or the Surviving Company and will not be transferable except in limited circumstances. No interest will accrue or be payable in respect of any of the amounts that may be payable in respect of the CVRs. As a holder of a CVR, you will have no greater rights against Parent than those accorded to general, unsecured creditors with respect to the Milestone payment amounts that may be payable. For more information on the CVRs, see the section of this proxy statement captioned “The Merger — CVR Agreement.”
Q:
What vote is required to approve the proposals presented at the Extraordinary General Meeting?

A:
The following votes are required for each proposal at the Extraordinary General Meeting:

The Merger Proposal must be authorized and approved by a special resolution (as defined in the Companies Act) of Gracell shareholders, which requires an affirmative vote of holders of Gracell ordinary shares representing at least two-thirds of the votes cast by such Gracell shareholders as, being entitled to do so, attend and vote in person (including by virtual attendance) or by proxy, at the Extraordinary General Meeting where a quorum is present.
As of the close of business in the Cayman Islands on January 8, 2024, the Share Record Date for the Extraordinary General Meeting, 483,561,767 Gracell ordinary shares were issued and outstanding and entitled to vote at the Extraordinary General Meeting (including Gracell ordinary shares represented by Gracell ADSs but excluding 18,728,899 ordinary shares issued to the ADS Depositary for bulk issuance of Gracell ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans).
Pursuant to the Support Agreements, among other things, the Supporting Shareholders have agreed to vote in favor of authorization and approval of the Merger Proposal. As of the close of business in the Cayman Islands on January 8, 2024, the Supporting Shareholders beneficially owned an aggregate of approximately 25.2% of the outstanding Gracell ordinary shares (including Gracell ordinary shares represented by Gracell ADSs).
The Adjournment Proposal must be authorized and approved by an ordinary resolution under Cayman Islands law and the memorandum and articles of association of Gracell, which requires an affirmative vote of holders of Gracell ordinary shares representing a simple majority of the votes cast by such shareholders as, being entitled to do so, attend and vote in person (including by virtual attendance) or by proxy, or in the case of corporations or other non-natural persons, by their duly authorized representatives, as a single class at the Extraordinary General Meeting.
An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the Extraordinary General Meeting.
Q:
What happens if the Merger is not completed?

A:
If the Merger Proposal is not authorized and approved by the Gracell shareholders or if the Merger is not completed for any other reason, Gracell shareholders will not receive any payment for their Gracell ordinary shares or Gracell ADSs. Instead, Gracell will remain an independent public company, Gracell ADSs will continue to be listed and traded on the Nasdaq and registered under the Exchange Act, and we will continue to file periodic reports with the SEC. In addition, the Company Options and Company RSUs will continue to be outstanding and vest in accordance with the terms thereof and will not accelerate and become fully vested as provided in the Merger Agreement and the Company Warrants will continue to be outstanding in accordance with the terms thereof and will not receive any payment for their respective Company Warrants pursuant to the Merger Agreement.

Under specified circumstances, (a) Gracell will be required to pay Parent a termination payment of $33.8 million (plus applicable VAT) upon the termination of the Merger Agreement and (b) Parent will be required to pay Gracell a termination payment of $41.6 million (plus applicable VAT), as described in the section of this proxy statement captioned “The Merger Agreement — Termination Payment.”
Q:
What happens if I sell my Gracell ordinary shares or Gracell ADSs before the Extraordinary General Meeting?

A:
The Share Record Date for voting at the Extraordinary General Meeting is earlier than the date of the Extraordinary General Meeting and the date that the Merger is expected to be consummated. If you transfer your Gracell ordinary shares after the Share Record Date for voting but before the Extraordinary General Meeting, you will retain your right to vote at the Extraordinary General Meeting unless you have given, and not revoked, a proxy to the person to whom you transfer your Gracell ordinary shares, but will transfer the right to receive the Per Share Merger Consideration to such person, so long as such person is registered as the owner of such Gracell ordinary shares when the Merger is consummated.
If you transfer your Gracell ADSs after the ADS Record Date but before the Extraordinary General Meeting, you will retain your right to instruct the ADS Depositary to vote at the Extraordinary General Meeting, but will transfer the right to receive the Per ADS Merger Consideration to the person to whom you transfer your Gracell ADSs, so long as such person owns such Gracell ADSs when the Merger is consummated.
Q:
How may I vote if my Gracell ordinary shares are registered in my name?

A:
If Gracell ordinary shares are registered in your name (that is, you do not hold Gracell ADSs or otherwise hold through a bank, broker or other nominee) as of the Share Record Date, you should simply indicate on your proxy card attached to this proxy statement as Annex G how you want to vote, and sign and mail your proxy card in the accompanying return envelope as soon as possible so that it is received by Gracell no later than 5:00 p.m. (New York City time) on February 14, 2024, the deadline to lodge your proxy card, so that your Gracell ordinary shares may be represented and voted at the Extraordinary General Meeting.

Alternatively, you can attend the Extraordinary General Meeting and vote virtually by visiting https://gracellbio.zoom.us/j/2239616669 at the time of the Extraordinary General Meeting and entering the password on your proxy card.
If you decide to sign and send in your proxy card, and do not indicate how you want to vote, Gracell ordinary shares represented by your proxy will be voted (1) “FOR” the Merger Proposal and (2) “FOR” the Adjournment Proposal.
If your Gracell ordinary shares are held by your broker, bank or other nominee, please see below for additional information.
An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the Extraordinary General Meeting.
Q:
How may I vote if I own Gracell ADSs?

A:
Gracell has instructed the ADS Depositary to deliver to ADS holders as of the close of business in New York City on January 8, 2024 an ADS voting instruction card, the form of which is attached as Annex H to this proxy statement, and Gracell ADS holders as of the ADS Record Date will have the right to instruct the ADS Depositary how to vote Gracell ordinary shares underlying their Gracell ADSs at the Extraordinary General Meeting, subject to and in accordance with the terms of the Deposit Agreement. A copy of the Deposit Agreement is available free of charge at the SEC’s website at www.sec.gov.

If you own Gracell ADSs as of the ADS Record Date registered in your name, you cannot attend and vote at the Extraordinary General Meeting directly (whether in person (including by virtual attendance) or by proxy), but you may instruct the ADS Depositary (as the registered holder of Gracell ordinary shares underlying your Gracell ADSs) how to vote the Gracell ordinary shares underlying your Gracell ADSs by completing and signing the ADS voting instruction card and returning it in accordance with the instructions printed on it as soon as possible. The ADS Depositary must receive such instructions no later than 12:00 p.m. (New York City time) on February 14, 2024 in order to ensure Gracell ordinary shares underlying your Gracell ADSs are voted at the Extraordinary General Meeting. The ADS Depositary will endeavor to vote (or will endeavor to cause the vote of) (in person (including by virtual attendance) or by proxy), insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement and the memorandum and articles of association of Gracell, the Gracell ordinary shares represented by the Gracell ADSs at the Extraordinary General Meeting in accordance with the voting instructions timely received (or deemed received) from holders of Gracell ADSs by the ADS Voting

Cutoff Time. Pursuant to Section 4.7 of the Deposit Agreement, the ADS Depositary will not itself exercise any voting discretion in respect of any Gracell ordinary shares represented by Gracell ADSs and it will not vote any Gracell ordinary shares represented by Gracell ADSs other than in accordance with signed voting instructions from the relevant Gracell ADS holder, except as discussed below. Under the Deposit Agreement, subject to certain conditions contained therein, ADS holders as of the ADS Record Date whose voting instructions are not received by the ADS Voting Cutoff Time or are timely received but fail to specify the manner in which the ADS Depositary is to vote will be deemed to have instructed the ADS Depositary to give a discretionary proxy to a person designated by Gracell to vote the Gracell ordinary shares represented by the relevant Gracell ADSs, in each case pursuant to the terms of the Deposit Agreement; provided, however, that no such discretionary proxy will be given by the ADS Depositary with respect to any matter to be voted upon at the Extraordinary General Meeting unless Gracell has confirmed to the ADS Depositary (i) that it wishes such proxy to be given, (ii) that Gracell reasonably does not know of any substantial opposition to the matters to be voted on at the Extraordinary General Meeting and (iii) that the matters to be voted on at the Extraordinary General Meeting are not materially adverse to the interests of holders of Gracell ordinary shares. If the conditions provided for in the Deposit Agreement are satisfied with respect to discretionary proxies, Gracell intends to instruct the ADS Depositary to give such discretionary proxy to the chairman of the Extraordinary General Meeting. Accordingly, any Gracell ordinary shares represented by Gracell ADSs for which voting instructions are not received by the ADS Voting Cutoff Time or are timely received but fail to specify the manner in which the ADS Depositary is to vote, will be voted (1) “FOR” the Merger Proposal and (2) “FOR” the Adjournment Proposal, if presented.
If you hold your Gracell ADSs in a brokerage, bank, or other nominee account, you must rely on the procedures of the broker, bank or other nominee through which you hold your Gracell ADSs if you wish to vote.
Q:
If my broker, bank or nominee holds my Gracell ordinary shares or Gracell ADSs in “street name,” will my broker, bank or nominee vote my Gracell ordinary shares or Gracell ADSs for me?

A:
Your broker, bank or other nominee will only vote your Gracell ordinary shares on your behalf or give voting instructions with respect to Gracell ordinary shares underlying your Gracell ADSs if you instruct it how to vote. Therefore, it is important that you promptly follow the directions provided by your broker, bank or other nominee regarding how to instruct it to vote your Gracell ordinary shares or Gracell ADSs. If you do not instruct your broker, bank or other nominee how to vote your Gracell ordinary shares that it holds, those Gracell ordinary shares may not be voted. If you do not instruct your broker, bank or other nominee how to vote your Gracell ADSs that it holds, such broker, bank or other nominee may not provide the ADS Depositary with voting instructions on how to vote the Gracell ordinary shares underlying the Gracell ADSs with respect to the Merger Proposal and the Adjournment Proposal. If no voting instructions are received by the ADS Depositary from your broker, bank or other nominee, the ADS Depositary may give a discretionary proxy to a person designated by the Company to vote the Gracell ordinary shares represented by the relevant Gracell ADSs as described above. You should contact that broker, bank or nominee to determine the date by which you must instruct them to act in order that the necessary processing can be completed in time. An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the Extraordinary General Meeting.

Q:
May I change my vote after I have mailed my signed and dated proxy card?

A:
Yes. If you are a holder of record of Gracell ordinary shares and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•
you may send another signed proxy card to Mackenzie Partners, Inc., 1407 Broadway, 27th Floor, New York, New York 10018 Attention: Gracell Biotechnologies Proxy so that it is received no later than 48 hours before the time appointed for the holding of the Extraordinary General Meeting (or, in the case of an adjournment, no later than 48 hours before the time appointed for the holding of the adjourned meeting); or

•
you may attend the Extraordinary General Meeting and vote in person or virtually over the Internet by joining the live audio webcast and vote electronically during the Extraordinary General Meeting,

although your attendance alone will not revoke any proxy that you have previously given. Your proxy will only be revoked if you actually vote at the Extraordinary General Meeting.
If you hold Gracell ordinary shares through a broker, bank or other nominee and have instructed the broker, bank or other nominee to vote your Gracell ordinary shares, you must follow directions received from the broker, bank or other nominee to change your instructions.
Registered owners of Gracell ADSs may revoke their voting instructions to the ADS Depositary prior to 12:00 p.m. (New York City time) on February 14, 2024 by submitting a new ADS voting instruction card, specific to that registered owner, to the ADS Depositary.
If you hold your Gracell ADSs through a broker, bank or other nominee and you have instructed your broker, bank or other nominee to give ADS voting instructions to the ADS Depositary, you must follow the directions of your broker, bank or other nominee to change those instructions.
Q:
After the Merger is consummated, how will I receive the Per Share Merger Consideration for my Gracell ordinary shares?

A:
If you are a registered holder of Gracell ordinary shares represented by the register of members of Gracell (in each case, other than Excluded Shares, Gracell ordinary shares represented by Gracell ADSs and Dissenting Shares), promptly after the Effective Time, a paying agent appointed by Parent and reasonably acceptable to Gracell will mail you (a) a form of letter of transmittal specifying how the delivery of the Merger consideration to you will be effected and risk of loss and title to the Gracell ordinary shares will pass, only upon delivery of the certificates representing such Gracell ordinary shares (the “Certificates”) to the paying agent and (b) instructions for effecting the surrender of any Certificates (or affidavits and indemnities of loss in lieu of Certificates) in exchange for the Per Share Closing Amount for such Gracell ordinary shares, without interest and subject to any applicable withholding taxes.

If you are a registered holder of Gracell ordinary shares held in book-entry form (“Book-Entry Shares”) (other than Excluded Shares, Gracell ordinary shares represented by Gracell ADSs and Dissenting Shares), promptly after the Effective Time, a paying agent appointed by Parent and reasonably acceptable to Gracell will mail you (a) a form of letter of transmittal specifying how the delivery of the Merger consideration to you will be effected, and risk of loss and title will pass only upon delivery of an “agent’s message” and (b) instructions for effecting the exchange of Book-Entry Shares in exchange for the Per Share Closing Amount for such Gracell ordinary shares, without interest and subject to any applicable withholding taxes.
If your Gracell ordinary shares are held through your broker, bank or other nominee, you will receive instructions from your broker, bank or other nominee on how to surrender your Gracell ordinary shares and receive the Per Share Closing Amount for such Gracell ordinary shares, without interest and subject to any applicable withholding taxes.
The CVRs will be distributed and any Milestone payments will be paid in accordance with the CVR Agreement.
For more information please see the sections of this proxy statement captioned “The Merger — CVR Agreement” and “The Merger Agreement — Exchange and Payment Procedures.”
Q:
After the Merger is consummated, how will I receive the Per ADS Merger Consideration for my Gracell ADSs?

A:
If you are a registered holder of Gracell ADSs that are evidenced by certificates, prior to the Effective Time, the Depositary, a paying agent and rights agent appointed by Parent and reasonably acceptable to Gracell will ensure that Milestone payments are made to holders of Gracell ADSs (other than Gracell ADSs representing Excluded Shares) and that (a) the Paying Agent will transmit to the Depositary on the Closing Date and as promptly as reasonably practicable following the Effective Time an amount in cash in immediately available funds equal to the product of (i) the number of Gracell ADSs issued and outstanding immediately prior to the Effective Time (other than Gracell ADSs representing Excluded Shares) and (ii) the Per ADS Closing Amount, and (b) the Depositary will distribute the aggregate Per

ADS Merger Consideration to holders of Gracell ADSs pro rata to their holdings of Gracell ADSs (other than ADSs representing Excluded Shares) upon surrender by them of the Gracell ADSs and/or the cancellation of such Gracell ADSs by the ADS Depositary in accordance with the Merger Agreement, the CVR Agreement and the Deposit Agreement. Pursuant to the terms of the Deposit Agreement, the Gracell ADS holders will pay any applicable fees, charges and expenses of the ADS Depositary, stock transfer or other taxes and other government charges due to or incurred by the ADS Depositary in connection with the cancellation, termination or surrender of their Gracell ADSs, which will be deducted from the Per ADS Closing Amount. The amount of any such payments may be reduced by any applicable withholding taxes.
If your Gracell ADSs are held through your broker, bank or other nominee at the Depository Trust Company (“DTC”), you will not be required to take any action to receive the Per ADS Closing Amount for your Gracell ADSs as the Gracell ADSs will be surrendered within DTC and the remittance of the Per ADS Closing Amount (net of applicable fees, taxes or governmental charges, including US$5.00 or less per 100 Gracell ADSs cancelled and any other fees and charges payable pursuant to the terms of the Deposit Agreement) for distribution to your broker, bank or other nominee on your behalf. If you have any questions concerning the receipt of the Per ADS Merger Consideration, please contact your broker, bank or other nominee.
The CVRs will be distributed and any Milestone payments will be paid in accordance with the CVR Agreement.
For more information please see the sections of this proxy statement captioned “The Merger — CVR Agreement” and “The Merger Agreement — Exchange and Payment Procedures.” and the terms of the Deposit Agreement.
Q:
What should I do if I receive more than one set of voting materials?

A:
You may receive more than one set of voting materials, including multiple copies of this proxy statement or multiple proxies or voting instruction cards. For example, if you hold your Gracell ordinary shares or Gracell ADSs in more than one brokerage, bank, or other nominee account, you will receive a separate voting instruction card for each brokerage, bank or other nominee account in which you hold Gracell ordinary shares or Gracell ADSs. If you are a holder of record and your Gracell ordinary shares or your Gracell ADSs are registered in more than one name, you will receive more than one proxy or voting instruction card. Please submit each proxy card that you receive.

Q:
Where can I find the voting results of the Extraordinary General Meeting?

A:
Gracell intends to publish final voting results in a Current Report on Form 6-K to be furnished to the SEC following the Extraordinary General Meeting. All reports that Gracell files with the SEC are publicly available when filed. For more information, please see the section of this proxy statement captioned “Where You Can Find More Information.”

Q:
When do you expect the Merger to be completed?

A:
We are working toward completing the Merger as quickly as possible and currently expect to complete the Merger in the first calendar quarter of 2024, after all conditions to the Merger have been satisfied or waived. In order to complete the Merger, we must obtain shareholder approval of the Merger Proposal at the Extraordinary General Meeting and the other closing conditions under the Merger Agreement must be satisfied or waived in accordance with the Merger Agreement.

Q:
Am I entitled to dissenters’ rights?

A:
Registered holders of Gracell ordinary shares who validly exercise and have not effectively withdrawn or lost their right to dissent from the Merger will have the right to receive payment of the fair value of their Gracell ordinary shares as determined by the Court in accordance with Section 238 of the Companies Act, subject to Section 239 of the Companies Act, if the Merger is consummated, but only if they deliver to Gracell, before the vote to authorize and approve the Merger is taken at the Extraordinary General

Meeting, a written objection to the Merger and subsequently comply with all procedures and requirements of Section 238 of the Companies Act for the exercise of dissenters’ rights, a copy of which is attached as Annex F to this proxy statement. The fair value of each of their Gracell ordinary shares as determined by the Court under the Companies Act could be more than, the same as, or less than the Per Share Merger Consideration they would receive pursuant to the Merger Agreement if they do not exercise dissenters’ rights with respect to their Gracell ordinary shares. Parent, Merger Sub and the Company respectively agreed that the Per Share Merger Consideration is equal to or greater than the fair value of the Gracell ordinary shares for the purposes of Section 238(8) of the Companies Act.
Gracell ADS holders will not have the right to exercise dissenters’ rights and receive payment of the fair value of the Gracell ordinary shares underlying their Gracell ADSs as determined by the Court. The ADS Depositary will not exercise or attempt to exercise any dissenters’ rights with respect to any of Gracell ordinary shares that it holds, even if a Gracell ADS holder requests the ADS Depositary to do so. Gracell ADS holders wishing to exercise dissenters’ rights must surrender their Gracell ADSs to the ADS Depositary, pay the ADS Depositary’s fees required for the cancellation of their Gracell ADSs ($5.00 or less per 100 Gracell ADSs cancelled and any other fees and charges payable pursuant to the terms of the Deposit Agreement), and any applicable taxes or government charges, provide instructions for the registration of the corresponding Gracell ordinary shares in Gracell’s register of members, certify that they have not given, and will not give, voting instructions as to their Gracell ADSs (or alternatively, that they will not vote the corresponding Gracell ordinary shares), and become registered holders of Gracell ordinary shares prior to the Extraordinary General Meeting. Thereafter, such former Gracell ADS holders must comply with the procedures and requirements for exercising their dissenters’ rights with respect to the Gracell ordinary shares under Section 238 of the Companies Act. For more information, we encourage you to please see the section of this proxy statement captioned “The Merger — Dissenters’ Rights” and to consult your own Cayman Islands legal counsel if you desire to exercise your dissenters’ rights.
Q:
Who pays for the proxy solicitation and how will Gracell solicit votes?

A:
We will bear the expense of printing, mailing and distributing these proxy materials and soliciting votes. In addition to the solicitation of proxies by mail, our directors, officers and other employees may solicit proxies by personal interview, telephone, electronic communications or otherwise. They will not be paid any additional compensation for such solicitation. We will request brokers and nominees who hold shares of our securities in their names to furnish proxy materials to beneficial owners of the securities. We will reimburse such brokers and nominees for their expenses incurred in forwarding solicitation materials to such beneficial owners. Our proxy solicitor, Mackenzie Partners, Inc., may also solicit proxies by personal interview, telephone, electronic communications or otherwise. Mackenzie Partners, Inc. will be paid its customary fee of approximately $12,500, plus out-of-pocket expenses for its proxy solicitation services.

Q:
What do I need to do now?

A:
We urge you to read this Proxy Statement carefully, including its annexes, exhibits, attachments and the other documents referred to or incorporated by reference herein and to consider how the Merger affects you as a shareholder. After you have done so, please vote as soon as possible.

Q:
Who can help answer my questions?

A:
If you have any questions concerning the Merger, the Extraordinary General Meeting or the proxy statement or would like additional copies of the proxy statement, please contact

1407 Broadway, 27th Floor
New York, New York 10018
proxy@mackenziepartners.com
Call Collect: (212) 929-5500
or
Toll-Free (800) 322-2885

FORWARD-LOOKING STATEMENTS
This proxy statement, and any documents to which Gracell refers to in this proxy statement, contains not only historical information, but also forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements represent Gracell’s current expectations or beliefs concerning future events, including the expected completion and timing of the proposed transaction, expected benefits and costs of the proposed transaction, management plans and other information relating to the proposed transaction, strategies and objectives of Gracell for future operations and other information relating to the proposed transaction. Without limiting the foregoing, the words “believes,” “anticipates,” “plans,” “expects,” “intends,” “forecasts,” “should,” “estimates,” “contemplate,” “future,” “goal,” “potential,” “predict,” “project,” “projection,” “target,” “seek,” “may,” “will,” “could,” “should,” “would,” “assuming,” “depend” and similar expressions are intended to identify forward-looking statements. Shareholders are cautioned that any forward-looking statements are not guarantees of future performance and may involve significant risks and uncertainties, and that actual results may vary materially from those in the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks detailed in our filings with the SEC, including in our most recent filings on Form 20-F, factors and matters described or incorporated by reference in this proxy statement, and the following factors:
•
the inability to complete the Merger due to the failure to obtain shareholder approval or failure to satisfy the other conditions to the completion of the Merger, including the expiration or termination of the waiting period under the HSR Act (and any extensions therefore, including any voluntary agreements with a governmental entity not to consummate the Transactions for any period of time, if any);

•
the risk that the Merger Agreement may be terminated in certain circumstances that require us to pay Parent a termination payment of $33.8 million (plus applicable VAT);

•
the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted against us and others related to the Merger Agreement;

•
risks that the proposed Merger disrupts our current operations or affects our ability to retain or recruit key employees;

•
the fact that receipt of the Per Share Merger Consideration and Per ADS Merger Consideration would be taxable to Gracell shareholders and Gracell ADS holders that are treated as U.S. Holders (as defined under the caption “The Merger — Material U.S. Federal Income Tax Consequences of the Merger”) for U.S. federal income tax purposes;

•
the fact that, if the Merger is completed, shareholders will forgo the opportunity to realize the potential long-term value of the successful execution of Gracell’s current strategy as an independent public company;

•
the fact that under the terms of the Merger Agreement, Gracell is unable to solicit other Acquisition Proposals;

•
the effect of the announcement or pendency of the Merger on our business relationships, operating results and business generally;

•
the amount of the costs, fees, expenses and charges related to the Merger Agreement or the Merger;

•
risks related to the Merger diverting management’s or employees’ attention from ongoing business operations;

•
risks that the price of the Gracell ADSs may decline significantly if the Merger is not completed; and

•
risks that we may not achieve the specified Milestone upon which the non-tradable CVRs will become payable.

Consequently, all of the forward-looking statements that we make in this proxy statement are qualified by the information contained or incorporated by reference herein, including: (a) the information contained under this caption; and (b) the information contained under the caption “Risk Factors,” and information in our consolidated financial statements and notes thereto included in our most recent filings on Form 20-F. No assurance can be given that these are all of the factors that could cause actual results to vary materially from the forward-looking statements.
Except as required by applicable law, we undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise. Shareholders are advised to consult any future disclosures that we make on related subjects as may be detailed in our other filings made from time to time with the SEC.

THE EXTRAORDINARY GENERAL MEETING
The enclosed proxy is solicited on behalf of the Board of Directors for use at the Extraordinary General Meeting.
Date, Time and Place
We will hold the Extraordinary General Meeting February 19, 2024, at 2:00 p.m. (China Standard Time) at 35th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong and virtually via live webcast at https://gracellbio.zoom.us/j/2239616669.
Purpose of the Extraordinary General Meeting
At the Extraordinary General Meeting, we will ask shareholders to vote on the following proposals:
•
Proposal No. 1 — The Merger Proposal — as a special resolution, to approve and authorize the execution, delivery and performance by Gracell of the Merger Agreement, the Plan of Merger and the other Transaction Documents to which Gracell is a party, and the consummation of the Transactions (including the Merger), upon the terms and subject to the conditions set forth therein; and

•
Proposal No. 2 — The Adjournment Proposal — as an ordinary resolution, to approve the adjournment of the Extraordinary General Meeting to a later date or dates to be determined by the chairman of the Extraordinary General Meeting if necessary, (a) to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Extraordinary General Meeting, there are insufficient votes to approve any of the Merger Proposal, (b) to the extent necessary, to ensure that any required supplement or amendment to this proxy statement is provided to Gracell shareholders, or (c) if, as of the time for which the Extraordinary General Meeting is scheduled, there are insufficient Gracell ordinary shares represented (either in person (including by virtual attendance) or by proxy) to constitute a quorum necessary to conduct business at the Extraordinary General Meeting.

Record Date; Shares Entitled to Vote; Quorum
You are entitled to attend and vote at the Extraordinary General Meeting if you have Gracell ordinary shares registered in your name as of the Share Record Date, which is the close of business in the Cayman Islands on January 8, 2024. If you own Gracell ordinary shares as of the Share Record Date, the deadline for you to lodge your proxy card and vote is 5:00 p.m. (New York City time) on February 14, 2024.
If you own Gracell ADSs as of the ADS Record Date, which is the close of business in New York City on January 8, 2024, you cannot vote directly nor are you able to attend the Extraordinary General Meeting, but you may instruct the ADS Depositary (as the registered holder of the Gracell ordinary shares underlying your Gracell ADSs) on how to vote Gracell ordinary shares underlying your Gracell ADSs. The ADS Depositary must receive your voting instructions no later than 12:00 p.m. (New York City time) on February 14, 2024 in order to ensure the Gracell ordinary shares underlying your Gracell ADSs are voted at the Extraordinary General Meeting.
A quorum of Gracell’s shareholders is necessary to have a valid shareholders’ meeting. The presence, in person (including by virtual attendance) or by proxy (or in the case of a shareholder being a corporation, by its duly authorized corporate representative), of one or more shareholders (if being individuals present in person (including by virtual attendance) or by proxy, or if being a corporation or other non-natural person by its duly authorized representative or proxy) having a right to attend and vote at the Extraordinary General Meeting, together holding not less than 50% of the votes attached to the issued and outstanding Gracell ordinary shares entitled to vote at the Extraordinary General Meeting will constitute a quorum for the Extraordinary General Meeting. In the event that a quorum is not present at the Extraordinary General Meeting, we currently expect that we will adjourn the Extraordinary General Meeting to solicit additional proxies in favor of the authorization and approval of the Merger Proposal.
As of the Share Record Date, 241,780,884 Gracell ordinary shares are required to achieve a quorum, which represents 50% of the Gracell ordinary shares outstanding and entitled to vote at the Extraordinary General Meeting as of the Share Record Date (including Gracell ordinary shares represented by Gracell ADSs).

Vote Required
The Merger Proposal must be approved by a special resolution (as defined in the Companies Act) of Gracell’s shareholders, which requires the affirmative vote of holders of Gracell ordinary shares representing at least two-thirds of the votes cast by such Gracell shareholders as, being entitled to do so, attend and vote in person (including by virtual attendance) or by proxy, at the Extraordinary General Meeting where a quorum is present. If this vote is not obtained, the Merger will not be completed.
The approval of the Adjournment Proposal, if presented, will require an ordinary resolution under Cayman Islands law and the memorandum and articles of association of Gracell, being the affirmative vote of the holders of a simple majority of the votes cast by such shareholders as, being entitled to do so, attend and vote in person (including by virtual attendance) or by proxy, or in the case of corporations, by their duly authorized representatives, as a single class at the Extraordinary General Meeting.
As of the Share Record Date, there were 483,561,767 Gracell ordinary shares issued and outstanding (including Gracell ordinary shares represented by ADSs but excluding 18,728,899 ordinary shares issued to the ADS Depositary for bulk issuance of Gracell ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans), all of which are entitled to vote on the proposals at the Extraordinary General Meeting, subject to the procedures described below under “The Extraordinary General Meeting — Procedures for Voting.”
As of the Share Record Date, the Supporting Shareholders beneficially owned in the aggregate 121,792,605 Gracell ordinary shares, which represent approximately 25.2% of the outstanding Gracell ordinary shares outstanding on the Share Record Date (including Gracell ordinary shares represented by Gracell ADSs).
Gracell Ordinary Shares Beneficially Owned by Gracell’s Directors and Executive Officers
As of the Share Record Date, our directors and executive officers beneficially owned, in the aggregate, 84,608,020 Gracell ordinary shares, representing approximately 17.21% of the Gracell ordinary shares outstanding as of the Share Record Date (including Gracell ordinary shares issuable pursuant to the exercise of Company Options or settlement of Company RSUs, in each case, that are currently vested or will vest within 60 days of January 8, 2024 and Gracell ordinary shares represented by Gracell ADSs). For more information see the section of this proxy statement captioned “Security Ownership of Certain Beneficial Owners and Management.”
Our directors and executive officers have informed us that they currently intend to vote all of their respective Gracell ordinary shares (1) “FOR” the Merger Proposal and (2) “FOR” Adjournment Proposal, if presented.
Procedures for Voting
Gracell ordinary shares
Only registered shareholders entered in the register of members of Gracell as of the Share Record Date will receive the proxy statement and proxy card directly from Gracell. Gracell shareholders registered in the register of members of Gracell as of the Share Record Date or their proxy holders are entitled to vote at and may participate in the Extraordinary General Meeting or any adjournment thereof. Gracell shareholders who have acquired Gracell ordinary shares after the Share Record Date may not attend the Extraordinary General Meeting unless they receive a proxy from the person or entity who had transferred to them the Gracell ordinary shares.
If you wish to vote at the Extraordinary General Meeting please visit https://gracellbio.zoom.us/j/2239616669 at the time of the Extraordinary General Meeting and enter the password contained on your proxy card. Gracell shareholders wanting to vote by proxy should simply indicate on their proxy card attached to this proxy statement as Annex G how they want to vote, sign and date the proxy card, and mail the proxy card in the return envelope as soon as possible but in any event so that it is received by Gracell no later than 5:00 p.m. (New York City time) on February 14, 2024, the deadline to lodge the proxy card. If you submit your signed proxy card without indicating how you wish to vote, the Gracell ordinary shares represented by your proxy will be voted (1) “FOR” the Merger Proposal and (2) “FOR” the Adjournment Proposal, if presented, unless you appoint a person other than the chairman of the meeting as proxy, in which case the Gracell ordinary shares represented by your proxy card will be voted (or not submitted for voting) as your proxy determines.
If your Gracell ordinary shares are registered in the name of a broker, bank or other nominee check the voting instruction card forwarded by your broker, bank or other nominee to see which voting options are available or contact your broker, bank or other nominee in order to obtain directions as to how to ensure that your Gracell ordinary shares are voted at the Extraordinary General Meeting. Brokers, banks and other nominees who hold Gracell ordinary shares for their customers do not have discretionary authority to provide Gracell with voting instructions on how to vote the Gracell ordinary with respect to the Merger Proposal and the Adjournment Proposal. Accordingly, if banks, brokers or other nominees do not receive specific voting instructions from the beneficial owner of Gracell ordinary shares, they may not provide Gracell with voting instructions on how to vote the Gracell ordinary shares with respect to the Merger Proposal and the Adjournment Proposal.
An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the Extraordinary General Meeting.
Gracell shareholders who have questions or need additional copies of this proxy statement should contact:
1407 Broadway, 27th Floor
New York, New York 10018
proxy@mackenziepartners.com
Call Collect: (212) 929-5500
or
Toll-Free (800) 322-2885
Gracell ADSs
Gracell has instructed the ADS Depositary to deliver to Gracell ADS holders as of the ADS Record Date an ADS voting instruction card, the form of which is attached as Annex H to this proxy statement, and Gracell ADS holders as of the ADS Record Date will have the right to instruct the ADS Depositary how to vote the Gracell ordinary shares underlying their Gracell ADSs at the Extraordinary General Meeting, subject to and in accordance with the terms of the Deposit Agreement. A copy of the Deposit Agreement is available free of charge at the SEC’s website at www.sec.gov.
Holders of Gracell ADSs as of the ADS Record Date cannot attend or vote at the Extraordinary General Meeting directly (whether in person (including by virtual attendance) or by proxy), but may instruct the ADS Depositary how to vote the Gracell ordinary shares underlying the Gracell ADSs by, in the case of registered Gracell ADS holders, completing and signing the ADS voting instruction card provided by the ADS Depositary and returning it in accordance with the instructions printed on the card. The ADS Depositary must receive the ADS voting instruction card no later than 12:00 p.m. (New York City time) on February 14, 2024 (or if the Extraordinary General Meeting is adjourned, such later time as may be notified by the Company or the ADS Depository). Upon the receipt from a Gracell ADS holder as of the ADS Record Date of voting instructions by the ADS Voting Cutoff Time in the manner specified by the ADS Depositary, the ADS Depositary will endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement and the memorandum and articles of association of Gracell, to vote or cause to be voted the Gracell ordinary shares (in person (including by virtual attendance) or by proxy) represented by Gracell ADSs in accordance with your voting instructions.
Furthermore, pursuant to Section 4.7 of the Deposit Agreement, the ADS Depositary will not itself exercise any voting discretion in respect of any Gracell ordinary shares represented by Gracell ADSs and it will not vote any Gracell ordinary shares represented by Gracell ADSs other than in accordance with signed voting instructions from the relevant Gracell ADS holder, except as discussed below. Under the Deposit Agreement, subject to certain conditions contained therein, Gracell ADS holders as of the ADS Record Date whose voting instructions are not received by the ADS Voting Cutoff Time or are timely received but fail to specify the manner in which the ADS Depositary is to vote will be deemed to have instructed the ADS Depositary to give a discretionary proxy to a person designated by Gracell to vote the Gracell ordinary shares represented by the relevant Gracell ADSs, in each case pursuant to the terms of the Deposit Agreement; provided, however, that no such discretionary proxy will be given by the ADS Depositary with respect to any matter to be voted upon at the Extraordinary General Meeting unless Gracell has confirmed to the ADS Depositary (a) that it wishes such proxy to be given, (b) that Gracell reasonably does not know of any substantial opposition to the matters to be voted on at the Extraordinary General Meeting and (c) that the matters to be voted on at the Extraordinary General Meeting are not materially adverse to the interests of holders of Gracell ordinary shares. If the conditions provided for in the Deposit Agreement are satisfied with respect to discretionary proxies, Gracell intends to instruct the ADS Depositary to give such discretionary proxy to the chairman of the Extraordinary General Meeting. Accordingly, any Gracell ordinary shares represented by Gracell ADSs for which voting instructions are not received by the ADS Voting Cutoff Time or are timely received but fail to specify the manner in which the ADS Depositary is to vote, will be voted (1) “FOR” the Merger Proposal and (2) “FOR” the Adjournment Proposal, if presented.
If you hold your Gracell ADSs in a brokerage, bank or other nominee account, you must follow the procedures of the broker, bank or other nominee through which you hold your Gracell ADSs if you wish to vote. Brokers, banks and other nominees who hold Gracell ADSs for their customers do not have discretionary authority to provide the ADS Depositary with voting instructions on how to vote the Gracell ordinary shares underlying the Gracell ADSs with respect to the Merger Proposal and the Adjournment Proposal. Accordingly, if banks, brokers or other nominees do not receive specific voting instructions from the beneficial owner of Gracell ADSs, they may not provide the ADS Depositary with voting instructions on how to vote the Gracell ordinary shares underlying the Gracell ADSs with respect to the Merger Proposal and the Adjournment Proposal. If no voting instructions are received by the ADS Depositary from your broker, bank or other nominee, the ADS Depositary may give a discretionary proxy to a person designated by the Company to vote the Gracell ordinary shares represented by the relevant Gracell ADSs as described above.
Holders of Gracell ADSs who have questions should contact:
1407 Broadway, 27th Floor
New York, New York 10018
proxy@mackenziepartners.com
Call Collect: (212) 929-5500
or
Toll-Free (800) 322-2885
Proxy Holders for Registered Shareholders
Gracell shareholders registered in the register of members of Gracell as of the Share Record Date who are unable to participate in the Extraordinary General Meeting may appoint as a representative another shareholder, a third party or Gracell as proxy holder by completing and returning the form of proxy in accordance with the instructions printed thereon. With regard to the items listed on the agenda and without any explicit instructions to the contrary, Gracell as proxy holder will vote in favor of the resolutions proposed at the Extraordinary General Meeting according to the recommendation of the Board of Directors. If new proposals (other than those on the agenda) are put forth before the Extraordinary General Meeting, Gracell as proxy holder will vote in accordance with the position of the Board of Directors.
Voting of Proxies and Failure to Vote
All Gracell ordinary shares represented by valid proxies will be voted at the Extraordinary General Meeting in the manner specified by the holder.
Gracell shareholders wanting to vote by proxy should simply indicate on their proxy card attached to this proxy statement as Annex G how they want to vote, sign and date the proxy card, and mail the proxy card in the return envelope as soon as possible but in any event so that it is received by Gracell no later than 5:00 p.m. (New York City time) on February 14, 2024, the deadline to lodge the proxy card. If you submit your signed proxy card without indicating how you wish to vote, the Gracell ordinary shares represented by your proxy will be voted (1) “FOR” the Merger Proposal and (2) “FOR” the Adjournment Proposal, if presented, unless you appoint a person other than the chairman of the meeting as proxy, in which case the Gracell ordinary shares represented by your proxy card will be voted (or not submitted for voting) as your proxy determines.
If your Gracell ordinary shares are registered in the name of a broker, bank or other nominee check the voting instruction card forwarded by your broker, bank or other nominee to see which voting options are available or contact your broker, bank or other nominee in order to obtain directions as to how to ensure that your Gracell ordinary shares are voted at the Extraordinary General Meeting. Brokers, banks and other nominees who hold Gracell ordinary shares for their customers do not have discretionary authority to provide Gracell with voting instructions on how to vote the Gracell ordinary with respect to the Merger Proposal and the Adjournment Proposal. Accordingly, if banks, brokers or other nominees do not receive specific voting instructions from the beneficial owner of Gracell ordinary shares, they may not provide Gracell with voting instructions on how to vote the Gracell ordinary shares with respect to the Merger Proposal and the Adjournment Proposal.
An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the Extraordinary General Meeting.
Holders of Gracell ADSs as of the close of business in New York City on January 8, 2024 cannot attend or vote at the Extraordinary General Meeting directly (whether in person (including by virtual attendance) or by proxy), but may instruct the ADS Depositary how to vote the Gracell ordinary shares underlying the Gracell ADSs by, if they are a registered Gracell ADS holder, completing and signing an ADS voting instruction card provided by the ADS Depositary and returning it in accordance with the instructions printed on the card. The ADS Depositary must receive the ADS voting instruction card no later than 12:00 p.m. (New York City time) on February 14, 2024. Upon the timely receipt (or deemed receipt) from a Gracell ADS holder as of the ADS Record Date of voting instructions in the manner specified by the ADS Depositary, the ADS Depositary will endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement and the memorandum and articles of association of Gracell, to vote or cause to be voted the Gracell ordinary shares represented by Gracell ADSs in accordance with the Gracell ADS holder’s voting instructions. Pursuant to Section 4.7 of the Deposit Agreement, the ADS Depositary will not itself exercise any voting discretion in respect of any Gracell ordinary shares represented by Gracell ADSs and it will not vote any Gracell ordinary shares represented by Gracell ADSs other than in accordance with signed voting instructions from the relevant Gracell ADS holder except as discussed below. Under the Deposit Agreement, subject to certain conditions contained therein, ADS holders as of the ADS Record Date whose voting instructions are not received or are timely received but fail to specify the manner in which the ADS Depositary is to vote will be deemed to have instructed the ADS Depositary to give a discretionary proxy to a person designated by Gracell to vote the Gracell ordinary shares represented by the relevant Gracell ADSs, in each case pursuant to the terms of the Deposit Agreement; provided, however, that no such discretionary proxy will be given by the ADS Depositary with respect to any matter to be voted upon at the Extraordinary General Meeting unless Gracell has confirmed to the ADS Depositary (a) that it wishes such proxy to be given, (b) that Gracell reasonably does not know of any substantial opposition to the matters to be voted on at the Extraordinary General Meeting and (c) that the matters to be voted on at the Extraordinary General Meeting are not materially adverse to the interests of holders of Gracell ordinary shares. If the conditions provided for in the Deposit Agreement are satisfied with respect to discretionary proxies, Gracell intends to instruct the ADS Depositary to give such discretionary proxy to the chairman of the Extraordinary General Meeting. Accordingly, any Gracell ordinary shares represented by Gracell ADSs for which voting instructions are not received by the ADS Voting Cutoff Time or are timely received but fail to specify the manner in which the ADS Depositary is to vote, will be voted (1) “FOR” the Merger Proposal and (2) “FOR” the Adjournment Proposal, if presented.
If you hold your Gracell ADSs in a brokerage, bank or other nominee account, you must rely on the procedures of the broker, bank or other nominee through which you hold your Gracell ADSs if you wish to vote. Brokers, banks and other nominees who hold Gracell ADSs for their customers do not have discretionary authority to provide the ADS Depositary with voting instructions on how to vote the Gracell ordinary shares underlying the Gracell ADSs with respect to the authorization and approval of the Merger Proposal.

Accordingly, if banks, brokers or other nominees do not receive specific voting instructions from the beneficial owner of Gracell ADSs, they may not provide the ADS Depositary with voting instructions on how to vote the Gracell ordinary shares underlying the Gracell ADSs with respect to the authorization and approval of the Merger Proposal. If no voting instructions are received by the ADS Depositary from your broker, bank or other nominee, the ADS Depositary may give a discretionary proxy to a person designated by the Company to vote the Gracell ordinary shares represented by the relevant Gracell ADSs as described above.
Revocability of Proxies
If you are a holder of record of Gracell ordinary shares and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:
•
you may send another signed proxy card to MacKenzie Partners, Inc.,1407 Broadway, 27th Floor, New York, New York 10018 Attention: Gracell Biotechnologies Proxy so that it is received no later than 48 hours before the time appointed for the holding of the Extraordinary General Meeting (or, in the case of an adjournment, no later than 48 hours before the time appointed for the holding of the adjourned meeting); or

•
you may attend the Extraordinary General Meeting and vote in person or virtually over the Internet by joining the live audio webcast and vote electronically through the web portal during the Extraordinary General Meeting, although your attendance alone will not revoke any proxy that you have previously given. Your proxy will only be revoked if you actually vote at the Extraordinary General Meeting.

Registered owners of Gracell ADSs may revoke their voting instructions to the ADS Depositary prior to 12:00 p.m. (New York City time) on February 14, 2024 by submitting a new ADS voting instruction card, specific to that registered owner, to the ADS Depositary.
If you hold your Gracell ADSs through a broker, bank or other nominee and you have instructed your broker, bank or other nominee to give ADS voting instructions to the ADS Depositary, you must follow the directions of your broker, bank or other nominee to change those instructions.
Board of Directors’ Recommendation
After careful consideration, the Board of Directors has unanimously adopted resolutions: (a) determining that it is fair to, and in the commercial interests of, Gracell and declared that it is advisable, to enter into the Merger Agreement, the Plan of Merger and the other Transaction Documents to which Gracell is a party; (b) approving the execution, delivery and performance by Gracell of the Merger Agreement, the Plan of Merger, and the other Transaction Documents to which Gracell is a party, and the consummation of the Merger and the other Transactions upon the terms and subject to the conditions set forth in the Merger Agreement and the CVR Agreement; (c) determining to recommend the approval and authorization of the execution, delivery and performance by Gracell of the Merger Agreement, the Plan of Merger and the other Transaction Documents to which Gracell is a party, and the consummation of the Transactions (including the Merger) to the shareholders of Gracell at the Extraordinary General Meeting; and (d) directing that the Merger Agreement, the Merger and the other Transactions be submitted to the shareholders of Gracell at the Extraordinary General Meeting for their approval.
The Board of Directors unanimously recommends that you vote or give instruction to vote (1) “FOR” the Merger Proposal and (2) “FOR” the Adjournment Proposal, if presented.
When you consider the Board of Directors’ recommendation of the Merger Proposal, you should keep in mind that Gracell’s directors and executive officers have interests in the Merger that may conflict with, or are different from, your interests as a Gracell shareholder.
Solicitation of Proxies
Gracell is soliciting proxies on behalf of its Board of Directors. This solicitation is being made by mail but also may be made by telephone or in person. Gracell and its directors, officers and employees may also solicit proxies in person by telephone or by other electronic means. Gracell will bear the cost of the solicitation.

Gracell will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions, and will reimburse such parties for their expenses in forwarding soliciting materials to beneficial owners of Gracell ordinary shares and in obtaining voting instructions from those owners.
Gracell’s directors and executive officers may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.
Gracell’s proxy solicitor, Mackenzie Partners, Inc., may also solicit proxies by personal interview, telephone, electronic communications or otherwise. Mackenzie Partners, Inc. will be paid its customary fee of approximately $12,500, plus out-of-pocket expenses for its proxy solicitation services.
Anticipated Date of Completion of the Merger
Assuming timely satisfaction of necessary closing conditions, including the approval by shareholders of the Merger Proposal, we anticipate that the Merger will be consummated in the first calendar quarter of 2024.
Delisting and Deregistration of Gracell ADSs
If the Merger is completed, the Gracell ADSs will be delisted from Nasdaq and deregistered under the Exchange Act, and Gracell ADS will no longer be publicly traded.
Other Matters
At this time, we know of no other matters to be voted on at the Extraordinary General Meeting. If any other matters properly come before the Extraordinary General Meeting, your Gracell ordinary shares will be voted in accordance with the discretion of the appointed proxy holders.
Questions and Additional Information
If you have any questions concerning the Merger, the Extraordinary General Meeting or this proxy statement, or would like additional copies of this proxy statement, please contact:
1407 Broadway, 27th Floor
New York, New York 10018
proxy@mackenziepartners.com
Call Collect: (212) 929-5500
or
Toll-Free (800) 322-2885

THE MERGER
This discussion of the Merger is qualified in its entirety by reference to the Merger Agreement, which is attached to this proxy statement as Annex A and incorporated into this proxy statement by reference. You should carefully read and consider the entire Merger Agreement, which is the legal document that governs the Merger, because this document contains important information about the Merger and how it affects you.
Parties Involved in the Merger
Gracell Biotechnologies Inc.
Building 12, Block B, Phase II
Biobay Industrial Park
218 Sangtian St.
Suzhou Industrial Park, 215123
People’s Republic of China
Gracell is a global clinical-stage biopharmaceutical company dedicated to discovering and developing breakthrough cell therapies to address major industry challenges and fulfill unmet medical needs in the treatment of cancer. Gracell ADS is listed on Nasdaq under the symbol “GRCL.”
AstraZeneca Treasury Limited
1 Francis Crick Avenue, Cambridge Biomedical Campus
Cambridge, United Kingdom, CB2 0AA
Parent was formed on March 18, 1994 and is an indirect wholly owned subsidiary of AstraZeneca, a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialization of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology.
Grey Wolf Merger Sub
P.O. Box 309, Ugland House
Grand Cayman, KY-1104, Cayman Islands
Merger Sub is a wholly owned subsidiary of Parent and was incorporated on December 19, 2023, solely for the purpose of engaging in the transactions contemplated by the Merger Agreement and has not engaged in any business activities other than in connection with the transactions contemplated by the Merger Agreement.
Effect of the Merger
Upon the terms and subject to the conditions of the Merger Agreement, Merger Sub will merge with and into Gracell and the separate corporate existence of Merger Sub will cease, with Gracell continuing as the Surviving Company and as a wholly owned subsidiary of Parent. As a result of the Merger, Gracell ADSs will no longer be publicly traded and will be delisted from Nasdaq. In addition, Gracell ADSs will be deregistered under the Exchange Act, and Gracell will no longer file periodic reports with the SEC. If the Merger is completed, you will not own any share capital of the Surviving Company. The Merger will become effective as of the Effective Time.
Effect on Gracell if the Merger is Not Completed
If the Merger Proposal is not approved and authorized by shareholders of Gracell, or if the Merger is not completed for any other reason:
•
the Gracell shareholders (including holders of ADSs) will not be entitled to, nor will they receive, any payment for their respective Gracell ordinary shares or Gracell ADSs pursuant to the Merger Agreement;

•
the Company Options and Company RSUs will continue to be outstanding and vest in accordance with the terms thereof and will not accelerate and become fully vested as provided in the Merger Agreement;

•
the Company Warrants will continue to be outstanding in accordance with the terms thereof and holders thereof will not receive any payment for their Company Warrants pursuant to the Merger Agreement;

•
(a) Gracell will remain an independent public company; (b) Gracell ADSs will continue to be listed and traded on Nasdaq and registered under the Exchange Act; and (c) Gracell will continue to file periodic reports with the SEC;

•
we anticipate that (a) management will operate the business in a manner similar to that in which it is being operated today and (b) Gracell shareholders will be subject to similar types of risks and uncertainties as those to which they are currently subject, including risks and uncertainties with respect to Gracell’s business, prospects and results of operations, as such may be affected by, among other things, the highly competitive industry in which Gracell operates and economic conditions;

•
the price of Gracell ADSs may decline significantly, and if that were to occur, it is uncertain when, if ever, the price of Gracell ADSs would return to the price at which it trades as of the date of this proxy statement;

•
the Board of Directors will continue to evaluate and review Gracell’s business operations, strategic alternatives and capitalization, among other things, and will make such changes as are deemed appropriate; irrespective of these efforts, it is possible that no other transaction acceptable to the Board of Directors will be offered or that Gracell’s business, prospects and results of operations will be adversely impacted; and

•
under specified circumstances, Gracell will be required to pay Parent a termination payment of $33.8 million (plus applicable VAT) upon the termination of the Merger Agreement, and under other certain specified circumstances, Parent will be required to pay Gracell a termination payment of $41.6 million (plus applicable VAT), as described in the section of this proxy statement captioned “The Merger Agreement — Termination Payment.”

Merger Consideration
At the Effective Time, (a) each Gracell ordinary share issued and outstanding immediately prior to the Effective Time (other than Excluded Shares, Gracell shares represented by ADSs and Dissenting Shares), will be cancelled and will thereafter represent only the right to receive (i) the Per Share Closing Amount in cash without interest, less any applicable withholding taxes, and (ii) one CVR per Gracell ordinary share representing the right to receive a contingent payment of $0.30 per CVR in cash without interest upon the achievement of the Milestone, less any applicable withholding taxes; and (b) each Gracell ADS issued and outstanding immediately prior to the Effective Time (other than Gracell ADSs representing the Excluded Shares), together with the underlying Gracell ordinary shares represented by such Gracell ADSs, will be cancelled and will thereafter represent only the right to receive (i) the Per ADS Closing Amount in cash without interest less any applicable withholding taxes and (ii) five CVRs per Gracell ADS representing the right to receive a contingent payment of $0.30 per CVR in cash without interest upon the achievement of the Milestone, less any applicable withholding taxes. Pursuant to the terms of the Deposit Agreement, the Gracell ADS holders will pay any applicable fees, charges and expenses of the ADS Depositary, stock transfer or other taxes and other government charges due to or incurred by the ADS Depositary in connection with the cancellation, termination or surrender of their Gracell ADSs, which will be deducted from the Per ADS Closing Amount.
At the Effective Time, each ordinary share of Merger Sub issued and outstanding immediately prior to the Effective Time will be cancelled and the Surviving Company will issue to Parent such validly issued, fully paid and non-assessable ordinary shares of the Surviving Company as set out in the Plan of Merger, and such ordinary shares of the Surviving Company will constitute the only issued and outstanding share capital of the Surviving Company upon the Effective Time.

Treatment of Company Warrants
At the Effective Time, each warrant to purchase Gracell ordinary shares (each, a “Company Warrant”) outstanding and not exercised immediately prior to the Effective Time will be cancelled and thereafter represent only the right to receive an amount in cash, without interest, equal to the Black Scholes Value (which is equal to $1.26618 per Gracell ordinary share underlying such Company Warrant) of the remaining unexercised portion of each Company Warrant in accordance with its terms (the “Company Warrant Consideration”), subject to any applicable withholding taxes. A holder of Company Warrants may exercise any Company Warrant held by it for an exercise price of $1.116 per Gracell ordinary share issuable upon exercise of such Company Warrant at any time prior to the date of the Extraordinary General Meeting by following the instructions for exercise set forth in the Company Warrant, including payment of the aggregate exercise price. Each Gracell ordinary share issued upon the exercise of any Company Warrant prior to the Effective Time will receive the same consideration as any other Gracell ordinary share in the Merger, as further described above under the section captioned “The Merger Agreement — Merger Consideration — Treatment of Gracell ordinary shares and Gracell ADSs”).
Treatment of Company Options and Company RSU Awards
Each Company Options that is outstanding as of immediately prior to the Effective Time will automatically accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time, and (a) each In-the-Money Company Option will be cancelled and converted at the Effective Time into the right to receive (i) an amount in cash, without interest, equal to the product of (A) the total number of Gracell ordinary shares subject to such In-the-Money Company Option multiplied by (B) the amount by which the Per Share Closing Amount exceeds the exercise price payable per Gracell ordinary share subject to such In-the-Money Company Option and (ii) one CVR per Gracell ordinary share subject to such In-the-Money Company Option, representing the right to receive a contingent payment of $0.30 per CVR in cash without interest upon the achievement of the Milestone in accordance with the terms of the CVR Agreement, in each case subject to any required tax withholding, (b) each Underwater Company Option will be cancelled and converted into the right to receive, upon the achievement of the Milestone in accordance with the terms of the CVR Agreement, an amount of cash, without interest, equal to the product of (i) the total number of Gracell ordinary shares subject to such Underwater Company Option as of immediately prior to the Effective Time multiplied by (ii) the amount, if any, by which (A) the Per Share Closing Amount plus $0.30 exceeds (B) the exercise price payable per Gracell ordinary share subject to such Underwater Company Option, less any required tax withholdings and (c) each Company Option that is outstanding as of immediately prior to the Effective Time and has a per-share exercise price that is equal to or greater than the sum of the Per Share Closing Amount plus $0.30 will be cancelled for no consideration.
Each Company RSU that is outstanding as of immediately prior to the Effective Time will accelerate and become fully vested effective immediately prior to, and contingent upon, the Effective Time, and as of the Effective Time, will be cancelled and converted into the right to receive (a) an amount in cash, without interest, equal to the Per Share Closing Amount multiplied by the aggregate number of Gracell ordinary shares issuable in settlement of such Company RSU immediately prior to the Effective Time and (b) one CVR with respect to each Gracell ordinary share issuable in settlement of such Company RSU, representing the right to receive a contingent payment of $0.30 per CVR in cash without interest upon the achievement of the Milestone in accordance with the terms of the CVR Agreement, in each case subject to any required tax withholding.
CVR Agreement
Pursuant to the Merger Agreement, at or immediately prior to the Effective Time, Parent and the Rights Agent will enter into the CVR Agreement governing the terms of the CVRs issued pursuant to the Merger Agreement. The Rights Agent will keep a register of the Holders.
Each CVR represents the right to receive $0.30, in cash, without interest, subject to any applicable withholding taxes, with such payment conditioned upon the achievement of one of the following milestones: (a) receipt of an accelerated approval, on or prior to December 31, 2028, granted by the FDA of a BLA for the authorization to market or sell any biologic product that contains the Product for the treatment of multiple myeloma or (b) receipt of a regulatory approval (excluding an accelerated approval), on or prior to December 31, 2029, granted by the FDA of a BLA for the Product for the first-line or second-line treatment of multiple myeloma.

Such Milestone may be achieved by Parent, any of its permitted assignees, any of their respective affiliates, or any entity that has obtained rights to file a BLA for the Product or to register, develop or commercialize the Product in the U.S., whether such entity obtained such rights through license, sublicense, asset transfer or otherwise. Parent is obligated to use certain specified efforts and resources to achieve the Milestone until the earlier to occur of the date on which the milestone is achieved and December 31, 2029. However, there can be no assurance that the Milestone will be achieved or that the $0.30 Milestone payment will be made.
The right to payment described above is solely a contractual right governed by the terms and conditions of the CVR Agreement. The CVRs will not be evidenced by a certificate or other instrument, will not have any voting or dividend rights, will not represent any equity or ownership interests in Parent or the Surviving Company and will not be transferable except in limited circumstances. No interest will accrue or be payable in respect of any of the amounts that may be payable in respect of the CVRs. As a holder of a CVR, you will have no greater rights against Parent than those accorded to general, unsecured creditors with respect to the Milestone payment amounts that may be payable.
Support Agreements
On December 23, 2023, in connection with the execution of the Merger Agreement, Gracell Venture Holdings Limited, OrbiMed Genesis Master Fund, L.P., The Biotech Growth Trust Plc, OrbiMed Asia Partners III, L.P., and OrbiMed Partners Master Fund Limited, shareholders of the Company affiliated with certain directors of the Company entered into the Support Agreements with Parent. Under the terms of the Support Agreements, the Supporting Shareholders have agreed, among other things, to vote their shares in favor of the approval and authorization of the Merger Proposal at the Extraordinary General Meeting and, subject to certain exceptions, not to transfer any of their Gracell ordinary shares or Gracell ADSs. As of the Share Record Date, the Supporting Shareholders owned an aggregate of approximating 25.2% of the outstanding Gracell ordinary shares (including Gracell ordinary shares represented by Gracell ADSs). The Support Agreement will terminate upon termination of the Merger Agreement and certain other specified events.
Background of the Merger
Gracell is a global clinical-stage biopharmaceutical company dedicated to discovering and developing breakthrough cell therapies for the treatment of cancers and autoimmune diseases. Its lead product candidate GC012F — Gracell’s BCMA/CD19 dual-targeting autologous CAR-T cell therapy enabled by Gracell’s next-day autologous CAR-T cell manufacturing platform FasTCAR — is currently being evaluated in clinical studies in multiple hematological cancers as well as autoimmune diseases. From time to time, the Board of Directors reviews, with the assistance of Gracell management and outside advisors, Gracell’s business, financial plan, prospects, and long-term strategies to increase shareholder value, including seeking opportunities to fund the clinical development and commercialization of GC012F and its other product candidates through financing, licensing or partnering transactions.
From March of 2022 until executing the exclusivity agreement with AstraZeneca on December 12, 2023, at the direction of the Board of Directors, Gracell management contacted approximately 20 strategic parties (including AstraZeneca Pharmaceuticals LP (“AZ LP”), an affiliate of AstraZeneca), comprised of global biopharmaceutical companies in the oncology and immunology space, to discuss potential licensing and partnering opportunities with respect to its lead product candidate GC012F. Gracell entered into confidentiality agreements, none of which included a standstill provision, with seven of such parties (including AZ LP) for the purposes of facilitating general discussions regarding potential licensing and partnering discussions, and discussions with the other parties were preliminary in nature based on general and publicly available information. As of January 17, 2024, other than AstraZeneca, no such parties submitted a proposal for a strategic transaction with Gracell.
On March 27, 2023, representatives of AstraZeneca visited Gracell’s headquarters in Shanghai and met with Gracell management to discuss AstraZeneca’s interest in GC012F and Gracell’s FasTCAR platform generally. No proposal for partnering, licensing or any other strategic transaction was discussed at this time.
On April 16, 2023, representatives of each of Gracell and AstraZeneca met in person at the American Association for Cancer Research Annual Meeting in Orlando, Florida to further discuss the clinical development of GC012F generally, Gracell’s FasTCAR platform and AstraZeneca’s general interest in pursuing a potential licensing or partnering transaction with Gracell. No proposal for partnering, licensing or any other strategic transaction was discussed at this time, and Gracell and AstraZeneca agreed to continue discussions under a confidentiality agreement.
On May 16, 2023, to facilitate further discussions of a potential licensing or partnering transaction, Gracell Biopharmaceuticals, Inc. (“Gracell Biopharmaceuticals”), a subsidiary of Gracell, entered into a Reciprocal Confidentiality Agreement (the “AZ NDA”) with AZ LP. The AZ NDA did not contain a standstill provision.
At the direction of the Board of Directors, beginning on June 13, 2023, Gracell management provided limited due diligence information regarding its clinical data, CMC and intellectual property to AstraZeneca through a virtual data room and held meetings with representatives of AstraZeneca to facilitate discussions regarding a potential licensing or partnering transaction.
On August 7, 2023, Gracell announced it had entered into a subscription agreement with a select group of institutional healthcare specialist investors for the private placement of Gracell ordinary shares at a purchase price equivalent to $3.60 per ADS for an aggregate purchase price of $100 million and warrants at an exercise price equivalent to $5.58 per ADS for an aggregate exercise price of $50 million.
From August 11, 2023 until September 7, 2023, representatives of Gracell management and AstraZeneca had several conversations by telephone regarding a potential licensing or partnering transaction.
On September 7, 2023, William Wei Cao, Ph.D., founder, Chairman of the Board of Directors and Chief Executive Officer of Gracell, and Samuel Zhang, Ph.D., Chief Business Officer of Gracell, met with representatives of AstraZeneca, including Gayatri Varma, Ph.D., AstraZeneca’s Executive Director and Head of Transactions, Oncology Business Development & Licensing, at AstraZeneca’s offices in Gaithersburg, Maryland, to continue discussions regarding a potential licensing or partnering transaction.
On September 11, 2023, Dr. Varma and Dr. Zhang had a conversation by telephone during which Dr. Varma inquired generally whether Gracell would be open to discussing a potential acquisition of Gracell by AstraZeneca instead of a licensing or partnering transaction. Dr. Zhang indicated that they would need to consider such proposal as well as a potential licensing or partnering transaction. No proposal for partnering, licensing or any strategic transaction was submitted at this time.
After market close in the U.S. on September 26, 2023, Gracell announced that the first patient had been dosed in a Phase 1b/2 clinical trial evaluating GC012F in patients with relapsed or refractory multiple myeloma (“RRMM”) in the U.S., and prior to market open in the U.S. on September 27, 2023, Gracell announced positive clinical data from an ongoing Phase 1 investigator-initiated trial evaluating GC012F as a frontline treatment for patients with transplant-eligible, high-risk, newly diagnosed multiple myeloma (“NDMM”). Following such announcements, on September 27, 2023, Gracell ADSs closed at $3.05 per Gracell ADS, a 3.4% increase from the closing price on the immediately prior trading day.
On November 3, 2023, Pascal Soriot, Executive Director and Chief Executive Officer of AstraZeneca, and Dr. Cao met in person in Shanghai. No proposal for a strategic transaction was discussed at this meeting.
On November 13, 2023, Gracell reported financial results for the third quarter ended September 30, 2023 and provided a corporate update, which included, among other things, expected timing for a Phase 1/2 clinical trial in the PRC evaluating GC012F in RRMM and a statement that Gracell was on track to submit Investigational New Drug (“IND”) filings for planned Phase 1 clinical trials of GC012F in refractory systemic lupus erythematosus (“rSLE”) in 2023 in both the U.S. and the PRC. In its report, Gracell also noted that it had suspended the Phase 2 trial evaluating GC007g, HLA-matched donor-derived allogeneic CD19-targeted CAR-T cell therapy, for the treatment of B-cell acute lymphoblastic leukemia in order to focus its resources on its most innovative, differentiated product candidates, including GC012F. Following the announcement, on November 13, 2023, Gracell ADSs closed at $4.59 per Gracell ADS, a 4.3% increase from the closing price on the immediately prior trading day.
On November 15, 2023, representatives of each of AstraZeneca, Freshfields Bruckhaus Deringer LLP, AstraZeneca’s outside legal counsel (“Freshfields”), and Cooley LLP, Gracell’s outside counsel (“Cooley”), met by videoconference to discuss certain due diligence questions to enable AstraZeneca to further evaluate whether to proceed with a licensing and partnering transaction or a potential strategic transaction with Gracell.

On November 22, 2023, AstraZeneca provided Gracell a non-binding, written proposal for an acquisition of Gracell for an upfront purchase price of $7.50 per Gracell ADS (or $1.50 per Gracell ordinary share), representing a 52% premium to Gracell’s closing price on November 20, 2023, and a contingent value right (“CVR”) providing for an additional payment of $2.00 per Gracell ADS (or $0.40 per ordinary share) upon the U.S. FDA approval of GC012F in multiple myeloma, collectively representing a 92% premium to Gracell’s closing price on November 20, 2023 (the “Initial AstraZeneca Proposal”). The Initial AstraZeneca Proposal was conditioned upon, among other things, completion of customary due diligence and the execution of a mutually acceptable exclusivity agreement through December 31, 2023.
On November 23, 2023, the Board of Directors held a meeting to discuss the Initial AstraZeneca Proposal, with Gracell’s management and representatives of Cooley in attendance. Representatives of Cooley reviewed with the Board of Directors its fiduciary duties in evaluating a strategic transaction, including a potential sale of Gracell. The Board of Directors reviewed with Gracell management potential strategic alternatives to a sale of Gracell, including out-licensing, advancing Gracell’s clinical trials and operations through a partnering transaction with a global pharmaceutical company and remaining as a standalone company. The Board of Directors noted, among other things, (i) that out-licensing might not present the best value to Gracell and its shareholders, (ii) the potentially significant additional capital required to fund the development and commercialization of GC012F and its other pipeline product candidates and the significant dilutive impact such financing could have on the current Gracell shareholder base, if Gracell were to pursue development and commercialization on a stand-alone basis and (iii) that partnering with a global pharmaceutical party could potentially result in a slower pace for the development and commercialization and present a challenge with respect to competitive positioning of its products even if successfully developed and commercialized. The Board of Directors also noted that, since Gracell’s initial outreach to global pharmaceutical companies in March 2022, no parties submitted a proposal for a strategic transaction with Gracell, other than AstraZeneca. Following these discussions, the Board of Directors authorized management to (i) communicate to AstraZeneca that the AstraZeneca Initial Proposal was inadequate to warrant an exclusive discussion but that Gracell was open to further discussing a potential strategic transaction at a higher valuation representative of Gracell’s intrinsic value, without offering a specific counterproposal and (ii) engage a financial advisor with a strong reputation and experience, knowledge of and involvement in recent transactions in the biopharmaceutical industry, to provide financial advisory services in connection with a potential strategic transaction.
On November 24, 2023, Gracell management had an initial call with a representative of Centerview Partners LLC (“Centerview”) regarding the engagement of Centerview as a financial advisor. Centerview was contacted given its reputation and experience and its knowledge of and involvement in recent transactions in the biopharmaceutical industry. It was understood that the Board of Directors would require a comprehensive review of the terms of engagement and disclosure of conflicts, if any, before the Board of Directors formally engaged Centerview as its financial advisor.
On November 28, 2023, Dr. Cao informed Shaun Grady, Senior Vice President, Business Development Operations at AstraZeneca that Gracell was receptive to further discussions regarding a potential strategic transaction with AstraZeneca at a higher valuation than the valuation implied by the Initial AstraZeneca Proposal. Mr. Grady asked Dr. Cao to provide a valuation range that would be acceptable to Gracell. Dr. Cao responded that, while the Board of Directors had not determined a value threshold, it had determined that the Initial AstraZeneca Proposal presented inadequate value to Gracell and its shareholders.
On November 30, 2023, at the direction of Gracell, a representative of Centerview spoke with Mr. Grady and asked Mr. Grady to provide an improved offer with a higher valuation. Mr. Grady responded that he would discuss with senior executives of AstraZeneca whether AstraZeneca would be prepared to revert with an updated offer in the absence of a specific counteroffer from Gracell.
On December 4, 2023, Dr. Cao and Mr. Grady spoke by telephone, and Mr. Grady notified Dr. Cao that he would receive a revised non-binding written proposal on the same day.
Later that same day, Gracell received from AstraZeneca a revised non-binding, written proposal for an acquisition of Gracell for an upfront purchase price of $9.00 per Gracell ADS (or $1.80 per Gracell ordinary share), representing a 70% premium to Gracell’s closing price on December 1, 2023, and a CVR providing for an additional payment of $1.00 per Gracell ADS (or $0.20 per Gracell ordinary share) upon the U.S. FDA approval of GC012F in multiple myeloma, collectively representing an 89% premium to Gracell’s closing price on December 1, 2023 (the “Revised AstraZeneca Proposal”). The Revised AstraZeneca Proposal was conditioned upon, among other things, completion of customary due diligence and the execution of a mutually acceptable exclusivity agreement providing for exclusivity through January 12, 2024.
On December 6, 2023, the Board of Directors held a meeting to discuss the Revised AstraZeneca Proposal, with Gracell management and representatives of each of Centerview and Cooley in attendance. Gracell management provided an update on discussions with AstraZeneca, and representatives of Centerview reviewed with the Board of Directors the Revised AstraZeneca Proposal from a financial point of view and Gracell management’s preliminary long-term financial projections and the material assumptions included therein. Representatives of Cooley provided to the Board of Directors a preliminary overview of regulatory aspects of a potential transaction with AstraZeneca. In the Board of Directors’ evaluation of the Revised AstraZeneca Proposal and the request for exclusive negotiations, the Board of Directors discussed the risk of additional outreach to third parties to gauge their interest in pursuing an acquisition of Gracell, including the risk of leaks or other disruptions and risks to the ability to enter into an agreement with AstraZeneca if the process were significantly delayed. The Board of Directors further noted that, other than AstraZeneca, no other party had submitted a proposal for a strategic transaction with Gracell since Gracell’s initial outreach to various strategic parties in March 2022. Following such discussions, the Board of Directors agreed that until Gracell agreed to enter into exclusive discussions with AstraZeneca, Gracell should continue its potential licensing and partnering discussions to preserve the option of executing on another strategic transaction that would enhance the long-term value of Gracell if AstraZeneca did not increase its offer to an acceptable price. The Board of Directors agreed that the Revised AstraZeneca Proposal was still inadequate to warrant exclusive negotiations with AstraZeneca, and as a condition to entering exclusivity and providing more extensive due diligence information, Gracell would require a proposal with an increased price and a customary standstill agreement binding on AstraZeneca. Following discussions, the Board of Directors instructed representatives of Centerview to further negotiate with and make a counteroffer to AstraZeneca of a total purchase price of $15.00 per Gracell ADS (or $3.00 per Gracell ordinary share).
Later on the same day, Centerview provided to the Board of Directors a customary relationship disclosure letter as of December 6, 2023.
On December 7, 2023, a representative of Centerview called Mr. Grady to communicate the Board of Directors’ feedback that the Revised AstraZeneca Proposal was still inadequate and provided Gracell’s counteroffer of $3.00 per Gracell ordinary share (or $15.00 per Gracell ADS). Mr. Grady communicated to the representative of Centerview that AstraZeneca would not be willing to pay total consideration of $15.00 per Gracell ADS, regardless of whether all in an upfront cash payment or in a combination of an upfront cash payment and a CVR.
On December 8, 2023, Mr. Grady told a representative of Centerview that AstraZeneca would not be able to offer $3.00 per Gracell ordinary share (or $15.00 per Gracell ADS) but would be submitting a revised offer, emphasizing that such offer should be considered as AstraZeneca’s best and final offer. Mr. Soriot then called Dr. Cao and indicated the same. Later that day, Gracell received from AstraZeneca a revised non-binding, written proposal for an acquisition of Gracell for an upfront purchase price of $2.00 per Gracell ordinary share (or $10.00 per Gracell ADS), representing a 95% premium to Gracell’s closing price on December 7, 2023, and a CVR providing for an additional payment of $0.30 per Gracell ordinary share (or $1.50 per Gracell ADS) upon the U.S. FDA approval of GC012F in multiple myeloma, collectively representing a 124% premium to Gracell’s closing price on December 7, 2023 (the “Final AstraZeneca Proposal”) and a draft exclusivity agreement. The Final AstraZeneca Proposal was conditioned upon, among other things, completion of customary due diligence and the execution of a mutually acceptable exclusivity agreement providing for exclusivity through January 12, 2024.
On December 9, 2023, the Board of Directors held a meeting to discuss the Final AstraZeneca Proposal, with Gracell management and representatives of each of Centerview and Cooley in attendance. Representatives of Centerview and Dr. Cao summarized their discussions with AstraZeneca and the increase in value since the Initial AstraZeneca Proposal, and representatives of Centerview reviewed the Final AstraZeneca Proposal from a financial point of view. Gracell management further reported that Gracell was expecting to announce on Monday, December 11, 2023 updated results from the clinical investigator-initiated trial of GC012F for treatment of NDMM. The Board of Directors then reviewed with Gracell management and Centerview

Gracell management’s long-term financial projections and the material assumptions included therein (defined as “Projections” and further summarized under the section below captioned “The Merger — Certain Financial Projections”) that were substantially the same as the preliminary projections reviewed by the Board of Directors on December 6, 2023, other than immaterial refinements, and approved such Projections for use by Centerview in connection with the rendering of its fairness opinion to the Board of Directors and performing its related financial analyses. The Board of Directors reviewed the terms of the exclusivity agreement and an amendment to the AZ NDA to, among other things, add a standstill provision (the “AZ NDA Amendment”). The Board of Directors noted that other than AstraZeneca, no party had submitted a proposal for any strategic transaction with Gracell since the initial outreach by Gracell to approximately 20 strategic parties in March 2022 to discuss potential licensing and partnering opportunities with respect to its lead product candidate GC012F. The Board of Directors also agreed that the Final AstraZeneca Proposal likely represented the highest price AstraZeneca was willing to pay and the highest price reasonably obtainable by Gracell under the circumstances and that there was substantial risk of losing AstraZeneca’s best and final offer if Gracell continued to pursue a higher price and engaged in protracted negotiations. Following discussions, the Board of Directors approved entering into exclusive negotiations with AstraZeneca based on the offer price in the Final AstraZeneca Proposal and approved providing comprehensive due diligence information to AstraZeneca once the AZ NDA Amendment was executed. Without the presence of the representatives of Centerview, the Board of Directors also reviewed Centerview’s relationship disclosure letter as well as the negotiated terms of the proposed engagement of Centerview as its exclusive financial advisor and approved such engagement.
On December 9, 2023, Dr. Cao and a representative of Centerview called Mr. Soriot to let him know that the Board of Directors had approved entering into exclusive negotiations with AstraZeneca based on the offer price in the Final AstraZeneca Proposal.
On December 9, 2023, at the direction of Gracell management, representatives of Cooley sent to AstraZeneca a revised draft of the exclusivity agreement and a draft of the AZ NDA Amendment.
On December 10, 2023, representatives of each of AstraZeneca, Freshfields, Gracell, Centerview and Cooley had a call to discuss next steps, providing access to more comprehensive due diligence information through the virtual data room, the negotiation of the draft definitive agreements and a timeline to signing and announcing the definitive merger agreement. On the same day, representatives of Freshfields sent to Cooley a revised draft of the exclusivity agreement and AZ NDA Amendment.
On December 11, 2023, Gracell executed an engagement letter with Centerview as its financial advisor.
On the same day, Gracell announced the positive updated results from the clinical investigator-initiated trial of GC012F for treatment of NDMM presented at the 65th American Society of Hematology Annual Meeting & Exposition. Following the announcement, on December 12, 2023, Gracell ADSs closed at $5.41 per Gracell ADS, an 11.1% increase from the closing price on the immediately prior trading day.
On the same day, Cooley and Freshfields continued to exchange drafts of the exclusivity agreement and the AZ NDA Amendment.
On the same day, representatives of Freshfields sent to Cooley an initial draft of the Merger Agreement that contemplated, among other things: (i) a reverse triangular merger structure in accordance with Part XVI of the Companies Act (As Revised) of the Cayman Islands; (ii) certain unspecified Gracell shareholders executing a Support Agreement; (iii) the possibility of certain unspecified Gracell employees entering into retention agreements; (iv) a customary “fiduciary out” to allow the Board of Directors to consider potential alternative, unsolicited offers following entry into the Merger Agreement (with an unspecified termination payment, which termination payment (the “Gracell Termination Payment”) would be payable by Gracell to AstraZeneca under certain circumstances, including in connection with Gracell terminating the Merger Agreement to accept a superior acquisition proposal); and (v) a provision that disclaimed any obligation of AstraZeneca to take certain remedial actions in order to obtain applicable antitrust and other regulatory approval but did not provide for any reverse termination payment payable by AstraZeneca to Gracell if the Merger Agreement was terminated in certain circumstances related to the failure to obtain required antitrust or other regulatory approvals. No drafts of the Support Agreement or retention agreement were provided by Freshfields to Cooley at this time. No discussions regarding executive or other key employee retention were held at this time.

On December 12, 2023, Gracell and AstraZeneca UK Limited (“AZ UK”), an affiliate of AstraZeneca, executed the exclusivity agreement providing for exclusivity until January 12, 2024, and Gracell Biopharmaceuticals, Gracell, AZ LP and AZ UK executed the AZ NDA Amendment, which included a six-month standstill obligation for the benefit of Gracell with customary fall-away provisions. Following the execution of the AZ NDA Amendment, Gracell granted representatives of AstraZeneca and Freshfields expanded access to Gracell’s virtual data room containing due diligence materials to facilitate AstraZeneca’s and Freshfields’ due diligence review in connection with the potential acquisition transaction.
Over the course of the following ten days, representatives of Gracell and AstraZeneca and their respective advisors participated in a number of finance, tax, clinical, legal and other due diligence calls and discussed and exchanged additional due diligence information in connection with the parties’ exploration of the potential acquisition transaction.
On December 13, 2023, representatives of each of AstraZeneca, Freshfields, Gracell, Centerview and Cooley spoke by video conference to discuss timing of draft definitive agreements and due diligence. Representatives of AstraZeneca indicated that their goal was to sign and announce the transaction before December 25, 2023. Later on the same day, representatives of Cooley and Gracell management spoke by video conference to discuss the material issues in the draft Merger Agreement. In addition, on the same day, representatives of Cooley sent to Freshfields an initial draft of the CVR Agreement, which, among other things, proposed that AstraZeneca be required to use certain commercially reasonable efforts to achieve the milestone required for the CVR to become payable and that there would be no outside date for the achievement of the milestone.
On December 14, 2023, representatives of Cooley sent to Freshfields a revised draft of the Merger Agreement. The revised draft of the Merger Agreement contemplated, among other things: (i) a Gracell Termination Payment equal to 2.0% of the transaction equity value; (ii) a reverse termination payment of 6.0% of the transaction equity value payable by AstraZeneca if the Merger Agreement was terminated in certain circumstances related to the failure to obtain required antitrust and other regulatory approvals (the “AstraZeneca Termination Payment”); (iii) a carve-out for certain regulatory and clinical matters to what would constitute a material adverse effect; and (iv) willingness to provide Support Agreements by Gracell Venture Holdings Limited and shareholders affiliated with OrbiMed, each of which was affiliated with members on the Board of Directors.
On the same day, representatives of Freshfields sent to representatives of Cooley an initial draft of the Support Agreement.
On December 15, 2023, representatives of AstraZeneca, Freshfields, Gracell, Centerview and Cooley spoke by videoconference to discuss the status of draft definitive agreements and due diligence.
On December 16, 2023, representatives of Cooley sent an initial draft of the disclosure schedules to Freshfields, and representatives of Freshfields sent to Cooley a revised draft of the CVR Agreement that contemplated, among other things, an outside date of June 30, 2028 for achievement of the milestone.
On the same day, representatives of Cooley sent to Freshfields a revised draft of the Support Agreement.
On December 17, 2023, representatives of Freshfields sent to Cooley a revised draft of the Merger Agreement that contemplated, among other things: (i) a Gracell Termination Payment of 3.5% of the transaction equity value (increased from 2.0% in Cooley’s December 14, 2023 draft); (ii) the acceptance of the concept of an AstraZeneca Termination Payment with a reduction of the payment to 3.5% (decreased from 6.0% in Cooley’s December 14, 2023 draft); (iii) a carve-out for the results, outcomes, data, adverse events or side effects arising from any clinical trials conducted by or on behalf of Gracell (other than if related to safety) to what would constitute a material adverse effect; and (iv) that the list of the Gracell shareholders that would be required to sign a Support Agreement was subject to ongoing discussion.
On December 19, 2023, representatives of AstraZeneca indicated to Centerview that AstraZeneca would like the approval of the Board of Directors to engage in employment discussions with Dr. Cao and possibly certain other non-executive key employees prior to signing the Merger Agreement. Following such discussions, representatives of Centerview and Cooley discussed AstraZeneca’s request and relayed the request to the Board of Directors. No request for retention of Dr. Cao was made by AstraZeneca until this time.

On the same day, representatives of Cooley sent to Freshfields a revised draft of the Merger Agreement that contemplated, among other things: (i) a Gracell Termination Payment of 2.75% of the transaction equity value; (ii) an AstraZeneca Termination Payment of 4.75% of the transaction equity value; and (iii) a carve-out for regulatory matters to Freshfield’s formulation of the clinical trials carve-out to what would constitute a material adverse effect.
On the same day, representatives of Cooley sent to Freshfields a revised draft of the CVR Agreement that contemplated, among other things, the eight-year anniversary of the closing as the outside date for the milestone achievement.
On the same day, representatives of Freshfields sent to Cooley a revised draft of the Support Agreement.
On December 20, 2023, representatives of Freshfields sent to Cooley comments on the draft disclosure schedules and a revised draft of the CVR Agreement that contemplated, among other things, an outside date for the milestone achievement of December 31, 2029, which was one year longer than the outside date proposed in Freshfield’s December 16, 2023 draft of the CVR Agreement, but contemplated that the milestone trigger be limited to regulatory approval for first-line or second-line treatment of multiple myeloma.
On the same day, representatives of each of Cooley and Freshfields finalized the draft of the Support Agreement, which draft was agreed to by the Supporting Shareholders later that day, subject to the approval of the Merger Agreement by the Board of Directors and execution of the Merger Agreement.
On the same day, representatives of AstraZeneca communicated to Dr. Cao that AstraZeneca would like to engage in employment discussions with Dr. Cao and possibly certain other non-executive key employees prior to signing the Merger Agreement.
On the same day, the Board of Directors held a meeting, with Gracell’s management and representatives of each of Centerview and Cooley in attendance. Gracell management and representatives of Centerview updated the Board of Directors on the discussions with AstraZeneca and the significant progress made on due diligence in a short period of time. Representatives of Cooley then reviewed with the Board of Directors a summary of the Merger Agreement and other transaction documents, as well as key open issues that were being discussed and the proposed timeline to signing and announcing the Merger Agreement. The Board of Directors was generally satisfied with the terms of the Merger Agreement and the other transaction documents and instructed Gracell management and Cooley to finalize negotiation with the goal to execute the Merger Agreement and announce the transaction on the timing discussed in the meeting. Dr. Cao then reported to the Board of Directors that, as a condition to execution of the Merger Agreement, AstraZeneca required a retention agreement with Dr. Cao and certain other unspecified non-executive key employees that would only become effective upon the closing of the proposed Merger. Dr. Cao volunteered to abstain from any further negotiations with AstraZeneca, and the Board of Directors noted that any material change to the terms of the Merger Agreement or other transaction documents would continue to be reviewed by the Board of Directors. In an executive session and after Dr. Cao left the meeting, the Board of Directors approved the engagement of separate counsel for Dr. Cao in connection with the review of such retention agreement and the reimbursement of reasonable fees of such counsel.
Later on the same day, after the Board of Directors meeting, representatives of Freshfields sent to Cooley a revised draft of the Merger Agreement that contemplated, among other things: (i) retention agreements with Dr. Cao and other non-executive key employees as a condition to the execution of the Merger Agreement; (ii) a Gracell Termination Payment of 3.25% of the transaction equity value; (iii) a AstraZeneca Termination Payment of 3.25% of the transaction equity value; and (iv) the acceptance of the clinical trials and regulated regulatory matters formulation carve-out to what would constitute a material adverse effect.
On December 21, 2023, Gracell announced that the Center for Drug Evaluation of China’s National Medical Products Administration cleared Gracell’s IND application for GC012F for the treatment of rSLE and that Gracell planned to initiate a Phase 1/2 clinical study in China to further evaluate GC012F in rSLE patients. Following the announcement, on December 21, 2023, Gracell ADSs closed at $6.40 per Gracell ADS, a 5.8% increase from the closing price on the immediately prior trading day.
On the same day, representatives of AstraZeneca discussed with representatives of Centerview the possibility of requiring additional Gracell shareholders not represented on the Board of Directors to sign a Support

Agreement, and representatives of Centerview then communicated this possibility to Gracell and Cooley. Given the parties’ desire to execute and announce the Merger Agreement in the following days prior to December 25, 2023, the delay in execution and announcement of the Merger Agreement that could be caused by informing such shareholders of the potential transaction and requesting that they review and sign a Support Agreement and the increased risk of a public leak of the transaction due to informing such shareholders of the potential transaction, representatives of AstraZeneca later agreed not to require any additional Gracell shareholders to sign a Support Agreement. Representatives of AstraZeneca and representatives of Centerview also discussed the proposed transfer of shares held by Dr. Cao and one other individual, as nominee shareholders, of a certain subsidiary of Gracell structured as a variable interest entity to a nominee shareholder designated by AstraZeneca or other restructuring of such entity to occur after the closing of the proposed transaction. Representatives of Centerview then communicated the content of these discussions to Gracell and Cooley.
On the same day, representatives of Cooley sent to Freshfields (i) a revised draft of the disclosure schedules, (ii) a revised draft of the CVR Agreement that, among other things, did not contain the limitation to first-line or second-line treatment for the regulatory approval milestone and (iii) the Merger Agreement that, among other things, contained a Gracell Termination Payment of 3.25% (as proposed in Freshfields’ December 20, 2023 draft) of transaction equity value and an AstraZeneca Termination Payment of 4.75% of the transaction equity value (increased from 3.25% of the transaction equity value).
On the same day, representatives of Cooley and representatives of Freshfields spoke by videoconference to discuss the remaining open issues in the Merger Agreement and the CVR Agreement.
On the same day, Dr. Cao received from representatives of Freshfields and AstraZeneca a draft retention agreement.
On the same day, representatives of Cooley notified Freshfields that the Support Agreement draft was acceptable to the Supporting Shareholders.
Also on the same day, representatives of each of Freshfields and Cooley had a call during which representatives of Freshfields informed Cooley that AstraZeneca would require Dr. Cao to execute a letter agreement related to the variable interest entity share transfer or restructuring (the “VIE Letter Agreement”).
On December 22, 2023, the Board of Directors held a meeting with Gracell management and representatives of each of Centerview, Cooley and Harney Westwood & Riegels, Gracell’s outside Cayman Islands counsel (“Harneys”), in attendance. Representatives of Cooley summarized to the Board of Directors the open issues in the Merger Agreement and the CVR Agreement. Representatives of Harneys reviewed with the Board of Directors its fiduciary duties. Representatives of Centerview reviewed with the Board of Directors Centerview’s financial analyses of the Per ADS Merger Consideration. After Dr. Cao left the meeting, representatives of Cooley reviewed with the Board of Directors the compensation and retention arrangements of the retention agreement negotiated between AstraZeneca and Dr. Cao.
On the same day, representatives of Freshfields sent to Cooley a revised draft of (i) the disclosure schedules, (ii) the CVR Agreement (reverting to the requirement that the milestone trigger be limited to regulatory approval for first-line or second-line treatment of multiple myeloma) and (iii) the Merger Agreement that contemplated, among other things, an AstraZeneca Termination Payment of 4.0% of the transaction equity value.
On the same day, representatives of Freshfields sent to Cooley and Dr. Cao a draft of the VIE Letter Agreement. Over the course of December 22, 2023 and December 23, 2023, Dr. Cao, with the assistance of outside advisors, and representatives of Freshfields exchanged drafts of the VIE Letter Agreement and finalized the VIE Letter Agreement, as more fully described in the section captioned “The Merger — Interests of Gracell’s Directors and Executive Officers in the Merger.”
Later on the same day, the Board of Directors held a meeting, with Gracell management and representatives of each of Centerview, Cooley and Harneys in attendance. Representatives of Cooley summarized to the Board of Directors the remaining open issues in the Merger Agreement and the CVR Agreement, including the size of the AstraZeneca Termination Payment and the requirement that the milestone trigger to be limited to regulatory approval for first-line or second-line treatment of multiple myeloma. After the summary provided by representatives of Cooley, the Board of Directors continued to discuss the potential transaction with AstraZeneca, the assessment of risks relating to obtaining the requisite antitrust approval, Gracell management’s estimate as to the probability and timing of achieving the milestone (in light of the outside date of December 31, 2029 for the achievement of the milestone) as proposed by AstraZeneca, Gracell’s various strategic alternatives, including its prospects as a stand-alone company, and the other terms of the Merger Agreement and the CVR Agreement, and following such discussion, the Board of Directors directed Gracell management and Cooley to accept the 4.0% AstraZeneca Termination Payment and the requirement that the milestone trigger to be limited to regulatory approval for first-line or second-line treatment of multiple myeloma.
Following the Board of Directors meeting on December 22, 2023, representatives of Cooley sent to Freshfields a proposed execution draft of the Merger Agreement, accepting the 4.0% AstraZeneca Termination Payment, and notified Freshfields that the Freshfield’s last draft of the CVR Agreement was acceptable to Gracell.
Over the course of December 22 and December 23, 2023, representatives of Cooley and Freshfields continued to exchange drafts of the disclosure schedules and finalized the disclosure schedules.
On December 23, 2023, the Board of Directors held a meeting, with Gracell management and representatives of each of Centerview, Cooley and Harneys in attendance. Gracell management updated the Board of Directors on the discussions with AstraZeneca, and representatives of Cooley reported to the Board of Directors how the key open issues in the transaction agreements were resolved and summarized the terms of the Merger Agreement, the CVR Agreement and the other Transaction Documents. Representatives of Centerview reviewed with the Board of Directors Centerview’s financial analyses of the Per ADS Merger Consideration and rendered to the Board of Directors an oral opinion, which was subsequently confirmed by delivery of a written opinion dated December 23, 2023 that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the Per ADS Merger Consideration to be paid to the holders of Gracell ADSs (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of Centerview’s opinion, please see below under the section captioned “The Merger — Opinion of Centerview Partners LLC”. After carefully considering the proposed terms of the Merger Agreement, and taking into consideration the matters and reasons discussed during that meeting and prior meetings of the Board of Directors (for additional detail, see below under the section entitled “The Merger — Reasons for the Merger”), the Board of Directors unanimously adopted resolutions: (i) determining that it is fair to, and in the commercial interests of, Gracell and declaring it advisable, for Gracell to enter into the Merger Agreement and Plan of Merger and other Transaction Documents to which is a party, (ii) approving the execution, delivery and performance by Gracell of the Merger Agreement, the Plan of Merger, and the other Transaction Documents to which Gracell is a party, and the consummation of the Merger and the other Transactions upon the terms and subject to the conditions set forth in the Merger Agreement and the CVR Agreement, (iii) determining to recommend the approval and authorization of the execution, delivery and performance by Gracell of the Merger Agreement, the Plan of Merger and the other Transaction Documents to which Gracell is a party, and the consummation of the Transactions (including the Merger) by the shareholders of Gracell at the Extraordinary General Meeting, and (iv) directing that the Merger Agreement, the Merger and the other Transactions be submitted to the shareholders of Gracell at the Extraordinary General Meeting for their approval.
Following the Board of Directors meeting, representatives of Cooley sent to Freshfields a proposed execution draft of the Merger Agreement adjusting the date of the agreement to December 23, 2023. Gracell, AstraZeneca and Merger Sub then entered into the Merger Agreement, and contemporaneously therewith, the Support Agreements, the Retention Agreements and the VIE Letter Agreement were each executed and delivered by the parties thereto.
In the early hours of the morning in the U.S. and the UK on December 26, 2023, before the opening of trading of the stock markets in the U.S. and the UK, each of Gracell and AstraZeneca issued their respective press releases announcing the execution and delivery of the Merger Agreement.
Recommendation of the Board of Directors
The Board of Directors has unanimously adopted resolutions: (a) determining that it is fair to, and in the commercial interests of, Gracell and declared that it is advisable, to enter into the Merger Agreement, the Plan of

Merger and the other Transaction Documents to which Gracell is a party; (b) approving the execution, delivery and performance by Gracell of the Merger Agreement, the Plan of Merger, and the other Transaction Documents to which Gracell is a party, and the consummation of the Merger and the other Transactions upon the terms and subject to the conditions set forth the Merger Agreement and the CVR Agreement; (c) determining to recommend the approval and authorization of the execution, delivery and performance by Gracell of the Merger Agreement, the Plan of Merger and the other Transaction Documents to which Gracell is a party, and the consummation of the Transactions (including the Merger) to the shareholders of Gracell at the Extraordinary General Meeting; and (d) directing that the Merger Agreement, the Merger and the other Transactions be submitted to the shareholders of Gracell at the Extraordinary General Meeting for their approval.
The Board of Directors unanimously recommends that you vote or give instruction to vote (1) “FOR” the Merger Proposal; and (2) “FOR” the Adjournment Proposal, if presented.
Reasons for the Merger
In evaluating the Merger Agreement and the Transactions, including the Merger, the Board of Directors consulted with the Company’s senior management and the Company’s outside legal and financial advisors, and considered and analyzed a wide and complex range of reasons as discussed below.
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Financial Terms of the Merger & Certainty of Value.   The Board of Directors considered the aggregate potential value and form of the consideration to be received in the Merger by Gracell’s shareholders and holders of Gracell ADSs, and considered, among other things:

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the current and historical market prices of the Gracell ADSs, including the market performance of the Gracell ADSs relative to general market indices, and the fact that (i) the $10.00 per Gracell ADS (equivalent to $2.00 per Gracell ordinary share) upfront cash portion of the consideration (excluding the CVR) represents (A) an approximately 62% premium over the closing price per Gracell ADS on December 22, 2023, the last trading day prior to the public announcement of the execution of the Merger Agreement, (B) an approximately 95% premium over the volume weighted average price per Gracell ADS during the preceding 30-day trading period ending on December 22, 2023 and (C) an approximately 154% premium over the volume weighted average price per Gracell ADS during the preceding 60-day trading period ending on December 22, 2023, and (ii) $10.00 per Gracell ADS (equivalent to $2.00 per Gracell ordinary share) upfront cash portion of the consideration plus the amount payable per CVR if the Milestone is achieved represents (A) an approximately 86% premium over the closing price per Gracell ADS on December 22, 2023, the last trading day prior to the public announcement of the execution of the Merger Agreement, (B) an approximately 124% premium over the volume weighted average price per Gracell ADS during the preceding 30-day trading period ending on December 22, 2023 and (C) an approximately 192% premium over the volume weighted average price per Gracell ADS during the preceding 60-day trading period ending on December 22, 2023;

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the fact that the consideration to be received by Gracell shareholders and holders of Gracell ADSs in the Merger will consist of significant upfront cash, which provides liquidity and certainty of value to Gracell shareholders and holders of Gracell ADSs, and the Board of Directors’ assessment that Gracell’s standalone strategy was not reasonably likely to present opportunities for creating greater value for Gracell shareholders and holders of Gracell ADSs than the upfront cash consideration, taking into account the timeframe on which such value would be realized and the risks associated with the execution of the future clinical trials for GC012F and its other product candidates and the commercialization of GC012F and its other product candidates on a standalone basis;

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the fact that, in addition to the upfront cash portion of the consideration, Gracell shareholders and holders of Gracell ADSs will receive one CVR per Gracell ordinary share and five CVRs per one Gracell ADS, which provides Gracell’s shareholders and holders of Gracell ADSs an opportunity to realize additional value through a $0.30 per CVR cash payment to the extent that the Milestone set forth in the CVR Agreement is achieved on or prior to December 31, 2029, representing an illustrative risk-adjusted net present value of $0.064 per CVR as calculated by Centerview based on Gracell’s senior management’s assessments as to the probability and timing of achieving the Milestone;

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the fact that Parent is obligated to use certain commercially reasonable efforts to achieve the Milestone until December 31, 2029 and the extensive experience, capabilities and resources of Parent in, among other things, biopharmaceutical clinical trials, regulatory submissions and approval and product development, particularly as such experience and resources relate to the potential achievement of the Milestone;

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the Board of Directors’ belief that (i) there was substantial risk of losing Parent’s offer of the Per ADS Merger Consideration and Per Share Merger Consideration if Gracell continued to pursue a higher price and (ii) based on the conversations and negotiations with Parent through the date of the Merger Agreement, the Per ADS Merger Consideration and Per Share Merger Consideration, as applicable, represented the highest price Parent was willing to pay and the highest price reasonably obtainable by Gracell under the circumstances, and there was substantial risk of losing Parent’s best and final offer if Gracell continued to pursue a higher price, as described in more detail in “The Merger — Background of the Merger”;

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the fact that none of the approximately 20 strategic parties (other than Parent) who had discussions with Gracell regarding potential licensing and partnering opportunities with respect to GC012F had submitted a proposal for a strategic transaction with Gracell, and the Board of Directors’ belief that any third party who would have been interested in exploring a transaction with Gracell had already been contacted by Gracell;

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that, following the consideration of potential strategic alternatives, including (i) out-licensing, which might not present the best value to Gracell and its shareholders or holders of Gracell ADSs, (ii) advancing Gracell’s clinical trials and operations through a partnering transaction with a global pharmaceutical company, which could potentially result in a slower pace for the development and commercialization and present a challenge with respect to competitive positioning of its products even if successfully developed and commercialized, and (iii) remaining a standalone company, which would be accompanied by the need to raise a significant amount of additional capital as further described below captioned “The Merger — Reasons for the Merger — Risks Relating to Remaining a Standalone Company”), the Board of Directors determined that none of the possible alternatives was reasonably likely to present superior opportunities for Gracell to create greater value for Gracell’s shareholders or holders of Gracell ADSs compared to Parent’s best and final offer;

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the fact that the Per ADS Merger Consideration and Per Share Merger Consideration is payable solely in cash, which allows Gracell’s shareholders and holders of Gracell ADSs to realize immediate and certain value in respect of their Gracell ADSs and/or Gracell ordinary shares, especially when viewed against the internal and external risks and uncertainties associated with Gracell’s standalone strategy, including risks of executing future clinical trials for GC012F, obtaining marketing approval for GC012F, and the potential impact of such risks and uncertainties on the trading price of the Gracell ADSs;

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that the Supporting Shareholders that held, in the aggregate, approximately 25.2% of the voting power of the outstanding Gracell ordinary shares (including Gracell ordinary shares represented by Gracell ADSs) as of December 23, 2023, entered into Support Agreements obligating each of them during the term of such agreement, among other things, to vote their Gracell ordinary shares (including Gracell ordinary shares represented by Gracell ADSs) in favor of the approval and authorization of the Merger Agreement and the Merger at the Extraordinary General Meeting and, subject to certain exceptions, not to transfer any of their shares (including Gracell ordinary shares represented by Gracell ADSs); and

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the oral opinion of Centerview rendered to the Board of Directors of the Company on December 23, 2023, which was subsequently confirmed by delivery of a written opinion dated such date that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Per ADS Merger Consideration to be paid to the holders of Gracell ADSs (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described in the section below captioned “The Merger — Opinion of Centerview Partners LLC”.

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Likelihood and Speed of Consummation of the Merger.   The Board of Directors considered the likelihood that the Transactions will be consummated in a timely manner, including:

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the anticipated timing of the consummation of the Transactions, including the timing of the Extraordinary General Meeting followed by the Merger, with the anticipated result of allowing shareholders who do not validly exercise dissenters’ rights to receive the Per Share Closing Amount in a relatively short time frame;

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the potential for closing within a relatively short time frame could also reduce the amount of time in which Gracell’s business would be subject to the potential uncertainty inherent to the pendency of the Transactions;

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the financial strength of Parent and its ability to fund the aggregate Per ADS Closing Amount and Per Share Closing Amount with available cash and later make the $0.30 per CVR Milestone payment;

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the absence of any financing condition in the Merger Agreement;

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the business reputation and capabilities of Parent, including Parent’s track record of successfully completing merger and acquisition transactions and Parent’s ability to successful drive commercial value through effective product life-cycle management, as well as its ability to conduct clinical development and obtain regulatory approval of product candidates;

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the fact that the review pursuant to the HSR Act is the only regulatory approval required as a condition to consummate the Merger under the Merger Agreement, and that the obligations of the parties and the Parent Termination Payment contemplated by the Merger Agreement with respect to obtaining any regulatory clearance would incentivize the parties to work to increase both the speed and likelihood of obtaining such clearance;

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the fact that the limited nature of the conditions to Parent’s obligations to consummate the Merger, including the definition of “Material Adverse Effect” in the Merger Agreement, which excludes of the results, data and adverse events arising from any clinical trials conducted by or on behalf of Gracell and regulatory matters related thereto, provides a high degree of likelihood that the Merger will be consummated; and

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the fact that Parent and Gracell have both agreed, subject to certain conditions, to use their respective reasonable best efforts to take all actions to consummate the Merger, including to obtain the expiration or termination of waiting periods or other regulatory approvals from governmental entities.

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Opportunity to Receive an Unsolicited Acquisition Proposal and Terminate the Merger Agreement in Order to Accept a Superior Acquisition Proposal and other Terms of the Merger Agreement.   The Board of Directors considered the following:

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Gracell’s right, subject to certain conditions, to respond to and negotiate unsolicited acquisition proposals that are made on or after December 23, 2023 and prior to the approval of the Merger Agreement, the Plan of Merger and the Transactions by special resolution passed by the holders of Gracell ordinary shares, being the affirmative vote of the holders of Gracell ordinary shares representing at least two-thirds of the votes cast by such holders as, being entitled to do so, vote in person or by proxy at the Extraordinary General Meeting where quorum is present;

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the provision in the Merger Agreement allowing the Board of Directors to terminate the Merger Agreement in order to accept and enter into a definitive agreement with respect to an unsolicited superior acquisition proposal, subject to payment of a termination payment of $33,800,000 (plus applicable VAT), which amount the Board of Directors believed to be reasonable under the circumstances, taking into account the range of such termination payments in similar transactions, and the unlikelihood that a fee of such size would be a meaningful deterrent to alternative acquisition proposals;

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the ability of the Board of Directors under the Merger Agreement to withdraw, amend or modify its recommendation that Gracell shareholders approve the execution, delivery and performance by Gracell of the Merger Agreement and the consummation of the Transactions in certain circumstances, including in connection with a superior acquisition proposal or certain material intervening events;
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the provision in the Merger Agreement that would require Parent to pay a $41,600,000 (plus applicable VAT) termination payment to Gracell under certain circumstances relating to the termination of the Merger Agreement as a result of failure to obtain regulatory clearance and approval as provided in the Merger Agreement, and such termination payment would sufficiently incentivize Parent to use its reasonable best efforts to obtain such regulatory clearance and approval and compensate Gracell for any transaction costs and expenses if the transaction was not able to be consummated as a result of failure to obtain regulatory clearances;

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the fact that the outside date of June 23, 2024 under the Merger Agreement (on or after which either party, subject to certain exceptions, can terminate the Merger Agreement by written notice) allows for sufficient time to consummate the Transactions and may be extended to December 23, 2024 if conditions to the Merger relating to antitrust approvals, the absence of legal restraints under antitrust or foreign investment laws with respect to the Transactions are the only remaining conditions to the Merger to be satisfied;

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the provision in the Merger Agreement allowing Gracell to, under certain circumstances, adjourn or postpone the Extraordinary General Meeting if Gracell believes in good faith that such adjournment or postponement is reasonably necessary to allow reasonable additional time to solicit additional proxies necessary to achieve quorum or obtain approval of the Merger Agreement by special resolution passed by the holders of Gracell ordinary shares, being the affirmative vote of the holders of Gracell ordinary shares representing at least two-thirds of the votes cast by such holders as, being entitled to do so, vote in person or by proxy at the Extraordinary General Meeting;

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the availability of the remedy of specific performance to Gracell under the Merger Agreement, in the event of breaches by Parent;

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the availability of shareholders of Gracell to exercise rights to dissent from the Merger in accordance with Section 238 of the Companies Act.

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Risks Relating to Remaining a Standalone Company.   The Board of Directors considered Gracell’s prospects and risks if Gracell were to remain an independent company, including certain financial projections for Gracell prepared by Gracell’s management, which reflected certain assumptions of Gracell’s management, as further discussed below captioned “The Merger — Certain Financial Projections”. The Board of Directors considered Gracell’s current business and financial plans, including the risks and uncertainties associated with achieving and executing on Gracell’s business and financial plans in the short- and long-term, as well as the general risks of market conditions that could reduce the price of Gracell ordinary shares and Gracell ADSs. Among the potential risks and uncertainties identified by the Board of Directors were:

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the challenges associated with designing and conducting future clinical trials for GC012F or any other product candidate, the outcome of which is inherently uncertain and may not support regulatory approval; the challenges associated with obtaining approvals from regulatory authorities, which can take years to complete, and the receipt of which are not guaranteed; that if a product candidate is approved, regulators may limit the indications or the patient populations for which the product may be marketed, require extensive warnings, precautions or contraindications on the product labeling or require expensive and time-consuming clinical trials or reporting as conditions of approval; and the business’ substantial dependence on the successful clinical development and regulatory approval of GC012F and its other product candidates, as well as other risks associated with product development, regulatory approval and commercialization described below captioned “The Merger — Reasons for the Merger — Product Development and Commercialization Risks”;

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the fact that Gracell may not be able to achieve profitability;

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that positive operational performance by companies with similar market capitalization to Gracell in the biopharmaceutical industry has not necessarily translated into increased shareholder value for such companies;

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the challenges faced by the biopharmaceutical industry, which could impact material growth in Gracell’s core businesses, including current and potential future competition, macroeconomic trends and the fact that the industry is subject to complex regulatory and political regimes and evolving pricing environment, particularly with respect to generating revenue and profitability in light of the increasing scrutiny of pharmaceutical pricing and proposals to address the perceived high cost of pharmaceuticals;

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the current state of the PRC, U.S. and global economies, including increased inflation and volatility resulting from escalating political and global trade tensions, and the current and potential impact in both the short- and long-term on the biopharmaceutical industry and the future commercialization efforts required if any of Gracell’s product candidates are approved for sale, including the numerous risks, costs and uncertainties associated with research, development and commercialization of Gracell’s pipeline programs and candidates that Gracell may develop;

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the challenges associated with Gracell’s need for significant additional capital to support the development and commercialization of GC012F and its other pipeline product candidates, including for clinical trials and to expand the scale of its operations, including the difficult current financing environment for biopharmaceutical companies, the uncertainty that Gracell would be able to raise sufficient cash to fund its business, and the significant dilutive impact any financing would have on Gracell’s shareholders if Gracell were to issue significant additional equity;

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the fact that the manufacture and delivery of CAR-T cell therapies involves complex, integrated processes that are more variable, difficult and costly to reproduce and are susceptible to product loss or failure, Gracell has not yet manufactured or processed any product candidates on a commercial scale and may not be able to do so, and Gracell may encounter various difficulties in production and assuring reliability of its manufacturing process; and

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the various additional risks and uncertainties that are set forth in Section D of Item 3 of Gracell’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 22, 2023, as updated by Gracell’s subsequent filings with the SEC.

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Product Development and Commercialization Risks.   The Board of Directors’ assessment of Gracell’s prospects for substantially increasing shareholder value as a standalone company in excess of the Per ADS Merger Consideration and Per Share Merger Consideration, as applicable, given the risks and uncertainties in Gracell’s business, including:

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the fact that Gracell has never commercialized a product and the fact that neither GC012F nor any of Gracell’s other product candidates has obtained regulatory approvals;

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the status and prospects for Gracell’s current product and pipeline, including the fact that Gracell is heavily dependent on the success of GC012F, which is in early stages of clinical development;

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the significant risks and challenges associated with commercializing GC012F and Gracell’s other product candidates, including product development and pre-commercial operations, the costs associated with successfully scaling commercial operations globally, the possible failure or delays and risks of executing current or future preclinical studies or clinical trials and the risk that Gracell is unable to generate adequate product revenue or achieve profitability;

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the fact that public perception and awareness of cell therapy safety issues may adversely influence the willingness of subjects to participate in clinical trials of GC012F or Gracell’s other product candidates, or if approved, of physicians to prescribe Gracell’s products;

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the risk in Gracell’s ability to successfully enter into and monetize its assets through license, collaboration or co-promote agreements or partnerships with industry members that possess comparable resources, commitment to research and development and track record of successfully commercializing drug candidates, and the risks associated with any such agreements or partnerships, including that they could potentially lock up Gracell’s lead product candidate;

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the reliance on third parties or partners to conduct clinical trials and the risks and costs of hiring additional personnel as Gracell’s pre-commercial and clinical activities increase;

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the risks and costs of developing a commercial infrastructure in anticipation of obtaining marketing approval of GC012F and Gracell’s other product candidates;

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adverse side effects or other safety risks associated with GC012F or Gracell’s other product candidates could delay or preclude approval, cause suspension or discontinuation of clinical trials or abandonment of further development, if any;

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the risks inherent in obtaining regulatory approvals from regulatory authorities and adequate reimbursement from regulatory authorities and other third party payors to be able to sell GC012F or any other product candidates;

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the fact that regulatory authorities have limited experience with CAR-T cell therapies for cancer;

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the fact that regulatory requirements governing gene and cell therapy products have changed frequently and may continue to change in the future, and that only a few CAR-T cell therapy products have been approved in the PRC; and

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the outcome, timing and costs of seeking regulatory and marketing approvals for Gracell’s drug candidates and other product development programs.

The Board of Directors also considered a variety of risks and other potentially negative reasons in determining whether to approve the Merger Agreement and the Transactions, including the following:
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the fact that the Per ADS Closing Amount and Per Share Closing Amount, while providing relative certainty of value, would not allow Gracell’s shareholders to participate in the possible growth and potential future appreciation in the value or earnings of Gracell following the completion of the Transactions, except to the extent the $0.30 per CVR Milestone payments are made pursuant to the CVR Agreement;

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the fact that the Milestone may not be achieved by the December 31, 2029 outside date such that Gracell shareholders will not receive the $0.30 per CVR Milestone payments;

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the amount of time it could take to complete the Merger, including the risk that Parent may not receive the necessary regulatory approvals or clearances to complete the Merger, or that governmental authorities could attempt to condition their approvals or clearances of the Merger on one or more of the parties’ compliance with certain burdensome terms or conditions which may cause one or more of the conditions to the Merger not to be satisfied;

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the fact that the pendency of the Merger may cause Gracell to experience disruptions to its business operations and future prospects, including its relationships with its employees, vendors and partners and others that do business or may do business in the future with Gracell or as a result of certain restrictions on the conduct of Gracell’s business imposed by pre-closing covenants in the Merger Agreement, and the effect of such disruptions on Gracell’s operations in the event that the Transactions are not consummated in a timely manner;

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the possibility that the Transactions, including the Merger, might not be consummated, and the fact that if the Merger is not consummated, (i) Gracell’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, (ii) Gracell will have incurred significant transaction costs, (iii) Gracell’s continuing business relationships with licensors, vendors business partners and employees may be adversely affected, (iv) the trading price of the Gracell ADSs could be adversely affected and (v) the market’s perceptions of Gracell’s prospects could be adversely affected;

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the interests of Gracell’s executive officers and directors and the fact that Gracell’s executive officers and directors may be deemed to have interests in the Transactions that may be different from or in addition to those of Gracell’s shareholders, generally, as described below captioned “The Merger — Interests of Gracell Directors and Executive Officers in the Merger”;

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the costs involved in connection with entering into and completing the Transactions and related actions;

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the risk that the Merger and other Transactions are not consummated in a timely manner or at all, and the effect of a resulting public announcement of the termination of the Merger Agreement (other than in connection with a superior acquisition proposal) on:

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the trading price of the Gracell ADSs, which could be adversely affected by many factors, including (i) the reason the Merger Agreement was terminated and whether such termination results from factors adversely affecting Gracell, (ii) the possibility that the marketplace would consider Gracell to be an unattractive acquisition candidate and (iii) the possible sale of Gracell ADSs by investors following the announcement of a termination of the Merger Agreement; and

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Gracell’s ability to attract and retain key personnel and other employees and the possible loss of key management or other personnel during the pendency of the Merger;

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the effect of the non-solicitation provisions of the Merger Agreement that restrict Gracell’s ability to solicit or, subject to certain exceptions, engage in discussions or negotiations with third parties regarding a proposal to acquire Gracell, and the fact that, upon termination of the Merger Agreement under certain specified circumstances, Gracell would be required to pay a termination payment of $33,800,000 (plus applicable VAT), which could discourage certain alternative proposals for an acquisition of Gracell within 12 months of the date of termination of the Merger Agreement or adversely affect the valuation that might be proposed by a third party;

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the fact that the gain realized by Gracell shareholders as a result of the Merger generally will be taxable to the shareholders for U.S. federal income tax purposes;

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the fact that the completion of the Merger will require HSR antitrust clearance, which clearance could subject the Merger to unforeseen delays and risks;

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the unlikely possibility that Parent will be unable to pay the Per ADS Merger Consideration or Per Share Merger Consideration, as applicable;

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the risk of litigation arising in respect of the Transactions; and

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other risks of the type and nature as further described above captioned “Forward-Looking Statements.”

In light of these various reasons and having weighed the risks, uncertainties, restrictions and potentially negative reasons associated with the Transactions with the potential benefits of the Transactions, the Board of Directors unanimously adopted resolutions (i) determining that it is fair to, and in the commercial interests of, Gracell and declared that it is advisable, for Gracell to enter into the Merger Agreement, the Plan of Merger and the other Transaction Documents to which Gracell is a party, (ii) approving the execution, delivery and performance by Gracell of the Merger Agreement, the Plan of Merger, and the other Transaction Documents to which Gracell is a party, and the consummation of the Merger and the other Transactions upon the terms and subject to the conditions set forth therein, (iii) determining to recommend the approval and authorization of the execution, delivery and performance by Gracell of the Merger Agreement, the Plan of Merger and the other Transaction Documents to which Gracell is a party, and the consummation of the Transactions (including the Merger) to the shareholders of Gracell at the Extraordinary General Meeting and (iv) directing that the Merger Agreement, the Merger and the other Transactions be submitted to the shareholders of Gracell at the Extraordinary General Meeting for their approval.
The foregoing discussion of the Board of Directors’ reasons for its recommendation that Gracell shareholders approve and authorize the execution, delivery and performance by Gracell of the Merger Agreement, the Plan of Merger and the other Transaction Documents to which Gracell is a party, and the consummation of the Transactions (including the Merger) is not meant to be exhaustive, but addresses the material information and reasons considered by the Board of Directors in connection with its recommendation. In view of the wide variety of reasons considered by the Board of Directors in connection with the evaluation of the Merger and the complexity of these matters, the Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. Rather, Gracell’s directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the Board of Directors may have been influenced to a greater or lesser degree by different reasons.

Opinion of Centerview Partners LLC
On December 23, 2023, Centerview rendered to the Board of Directors its oral opinion, subsequently confirmed in a written opinion dated December 23, 2023, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Per ADS Merger Consideration to be paid to the holders of Gracell ADSs (other than Excluded ADSs) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.
The full text of Centerview’s written opinion, dated December 23, 2023, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex C and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety by the full text of Centerview’s written opinion attached as Annex C. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Board of Directors (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction and Centerview’s opinion only addressed the fairness, from a financial point of view, as of the date thereof, to the holders of Gracell ADSs (other than Excluded ADSs) of the Per ADS Merger Consideration to be paid to such holders pursuant to the Merger Agreement and the CVR Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement, the CVR Agreement or the Transaction and does not constitute a recommendation to any shareholder of Gracell or any other person as to how such shareholder or other person should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter.
The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.
In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:
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a draft of the Merger Agreement dated December 22, 2023 and the draft of the form of the CVR Agreement attached thereto, referred to in this summary of Centerview’s opinion as the “Draft Agreements”;

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Annual Reports on Form 20-F of Gracell for the years ended December 31, 2022, December 31, 2021 and December 31, 2020;

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certain interim reports to shareholders on Form 6-K of Gracell;

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certain publicly available research analyst reports for Gracell;

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certain other communications from Gracell to its shareholders; and

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certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Gracell, including certain financial forecasts, analyses and projections and probabilities of success relating to Gracell and the probability of realizing the Milestone under the CVR Agreement prepared by management of Gracell and furnished to Centerview by Gracell for purposes of Centerview’s analysis (as used in this summary of Centerview’s opinion, the “Projections”) (collectively, as used in this summary of Centerview’s opinion, the “Internal Data”).

Centerview also participated in discussions with members of the senior management and representatives of Gracell regarding their assessment of the Internal Data, and conducted such other financial studies and analyses and took into account such information as Centerview deemed appropriate.
Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with Gracell’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at Gracell’s direction, that the Internal Data (including, without limitation, the Projections) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Gracell as to the matters covered thereby and Centerview relied, at Gracell’s direction, on the Internal Data for purposes of

Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at Gracell’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Gracell, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of Gracell. Centerview assumed, at Gracell’s direction, that the final executed Merger Agreement and the form of CVR Agreement attached thereto would not differ in any respect material to Centerview’s analysis or opinion from the Draft Agreements reviewed by Centerview. Centerview also assumed, at Gracell’s direction, that the Transaction will be consummated on the terms set forth in the Merger Agreement and CVR Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of Gracell, or the ability of Gracell to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.
Centerview’s opinion expressed no view as to, and did not address, Gracell’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to Gracell or in which Gracell might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of the Gracell ADSs (other than Excluded ADSs) of the Per ADS Merger Consideration to be paid to such holders pursuant to the Merger Agreement and the CVR Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement, CVR Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, the form or terms of the CVR with respect to transferability, illiquidity or otherwise, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of Gracell or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Gracell or any party, or class of such persons in connection with the Transaction, whether relative to the Per ADS Merger Consideration to be paid to the holders of the Gracell ADSs (other than Excluded ADSs) pursuant to the Merger Agreement, the CVR Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’s written opinion. Centerview’s opinion does not constitute a recommendation to any shareholder of Gracell or any other person as to how such shareholder or other person should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the Board of Directors (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.
Summary of Centerview Financial Analysis
The following is a summary of the material financial analyses prepared and reviewed with the Board of Directors in connection with Centerview’s opinion, dated December 23, 2023. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of Gracell. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Gracell or any other parties to the Transaction. None of Gracell, Parent, Merger Sub or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of Gracell do not purport to be appraisals or reflect the prices at which Gracell may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before December 22, 2023 (the last trading day before the public announcement of the Transaction) and is not necessarily indicative of current market conditions.
Analysis of Consideration
Centerview conducted an analysis of the Per ADS Merger Consideration to be paid to the holders of Gracell ADSs (other than (1) any Gracell ADSs representing Gracell ordinary shares held by Parent, Merger Sub, Gracell or any of their subsidiaries and (2) any Gracell ADSs representing Gracell ordinary shares held by Gracell or the the ADS Depositary, as depositary, and reserved for issuance and allocation pursuant to Gracell’s equity incentive plans (together with any Gracell ADSs representing Gracell ordinary shares held by any affiliate of Gracell or Parent, “Excluded ADSs”) pursuant to the Merger Agreement and the CVR Agreement. Such consideration is equal to (a) $10.00 per Gracell ADS in cash without interest together, and not separately, with (b) five CVRs per Gracell ADS representing the right to receive a contingent payment of $0.30 per CVR in cash without interest upon the achievement of the Milestone set forth in, and subject to and in accordance with the terms and conditions of, the CVR Agreement, as described more fully in the section above captioned “The Merger — CVR Agreement”, in each case, subject to any applicable withholding Taxes and pursuant to the terms and conditions set forth in the Merger Agreement and the Deposit Agreement.
For analytical purposes, Centerview calculated an illustrative risk-adjusted net present value for five CVRs of $0.32, assuming that CVR holders receive a gross payment of $1.50 per five CVRs upon the achievement of the Milestone, which was risk-adjusted based solely on the assessments of Gracell management as to the probability and the timing of achievement of the Milestone, and was discounted to present value as of December 31, 2023 using a discount rate of 14.75% (based on the midpoint of the range suggested by Centerview’s analysis of Gracell’s weighted average cost of capital).
Solely for purposes of the financial analyses summarized below, the term “Implied Consideration Value” refers to an aggregate assumed implied per Gracell ADS value of the Per ADS Merger Consideration of $10.32, equal, on a per Gracell ADS basis, to $10.00 upfront consideration plus the illustrative risk-adjusted net present value of five CVRs of $0.32, based on the midpoint of the range of discount rates, as set forth above. However, there is no guarantee that any of the conditions for the Milestone Payment pursuant to the CVR Agreement will be satisfied, and if satisfied, when such conditions will be satisfied.
Discounted Cash Flow Analysis
Centerview performed a discounted cash flow analysis of Gracell based on the Projections, which reflect certain assumptions, including projected future financing needs of Gracell. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows and is obtained by discounting those future cash flows by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.
In performing this analysis, Centerview calculated a range of equity values for the Gracell ADSs by (a) discounting to present value, as of December 31, 2023, using discount rates ranging from 13.5% to 16.0% (based on Centerview’s analysis of Gracell’s weighted average cost of capital) and using a mid-year convention:

(i) the forecasted risk-adjusted, after-tax unlevered free cash flows of Gracell over the period beginning on January 1, 2024 and ending on December 31, 2050, as set forth in the Projections, utilized by Centerview at the direction of Gracell management and as approved by Gracell Board for use by Centerview as set forth in the section below captioned “The Merger — Certain Financial Projections”, (ii) an implied terminal value of Gracell, calculated by Centerview by assuming, as directed by Gracell’s management, that Gracell’s unlevered free cash flows would decline in perpetuity after December 31, 2050 at a rate of free cash flow decline of 20% year-over-year and (iii) tax savings from usage of Gracell’s federal net operating losses and Gracell’s future losses, as provided by Gracell management, (b) adding to the foregoing results Gracell’s estimated net cash balance of $183 million as of December 31, 2023, as provided by Gracell management.
Centerview then calculated a range of implied equity values per Gracell ADS (a) by dividing the result of the foregoing calculations by Gracell’s fully-diluted outstanding Gracell ADSs (determined using the treasury stock method and taking into account outstanding In-the-Money Company Options, Company Warrants and Company RSUs) as of December 19, 2023 and as set forth in the Internal Data and (b) taking into account the impact of assumed equity raises in 2024, 2025, 2026 and 2027 on a per Gracell ADS basis, as instructed by Gracell management. This resulted in an implied per Gracell ADS equity value range for the Gracell ADSs of approximately $8.90 to $11.95, rounded to the nearest $0.05. Centerview then compared this range to the Implied Consideration Value of $10.32 per Gracell ADS to be paid to the holders of Gracell ADSs (other than Excluded ADSs) pursuant to the Merger Agreement and CVR Agreement.
Other Factors
Centerview noted for the Board of Directors certain additional factors solely for reference and informational purposes only, including, among other things, the following:
•
Historical Stock Trading Price Analysis.   Centerview reviewed historical closing trading prices of the Gracell ADSs during the 52-week period ended December 22, 2023 (the last trading day before the public announcement of the Transaction), which reflected low and high stock closing prices for Gracell during such period of approximately $1.45 to $6.40 per Gracell ADS;

•
Analyst Price Target Analysis.   Centerview reviewed Gracell ADS price targets for the Gracell ADSs in Wall Street research analyst reports publicly available as of December 22, 2023 (the last trading day before the public announcement of the Transaction), which indicated low and high share price targets for Gracell ranging from $7.00 to $20.00 per Gracell ADS; and

•
Precedent Premia Paid Analysis.   Centerview performed an analysis of premiums paid in selected transactions that were announced since 2019 involving publicly traded biopharmaceutical companies with a lead asset in Phase 1 or 2 and in excess of $500 million in offer value for which premium data were available. The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction (excluding contingent consideration, if any) to the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction. Based on such analysis and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a range of 70% to 110% to Gracell’s closing Gracell ADS price on December 22, 2023 (the last trading day before the public announcement of the Transaction) of $6.19, and a range of 70% to 140% to Gracell’s 30-day volume-weighted average price on December 22, 2023 of $5.13, which resulted in an implied price range of $10.50 to $13.00 per Gracell ADS and $8.70 to $12.30 per Gracell ADS, respectively, in each case rounded to the nearest $0.05.

General
The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Board of Directors in its evaluation of the Transaction. Consequently, the analyses described above should not be viewed as determinative of the views of the Board of Directors or management of Gracell with respect to the Per ADS Merger Consideration or as to whether the Board of Directors would have been willing to determine that a different consideration was fair. The consideration for the Transaction was determined through arm’s-length negotiations between Gracell and Parent and was approved by the Board of Directors. Centerview provided advice to Gracell during these negotiations. Centerview did not, however, recommend any specific amount of consideration to Gracell or the Board or that any specific amount of consideration constituted the only appropriate consideration for the Transaction.
Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion, except for Centerview’s current engagement with respect to the Transaction, Centerview had not been engaged to provide financial advisory or other services to Gracell, and Centerview did not receive any compensation from Gracell during such period. In the two years prior to the date of Centerview’s written opinion, Centerview had been engaged to provide financial advisory services to AstraZeneca, the parent of Parent, including in connection with its acquisition of Alexion Pharmaceuticals, Inc. in 2021, and Centerview received approximately $25 million to $30 million in aggregate compensation from AstraZeneca for such services. Centerview may provide financial advisory and other services to or with respect to Gracell, AstraZeneca, Parent or their respective affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview’s and its affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, Gracell, AstraZeneca, Parent, or any of their respective affiliates, or any other party that may be involved in the Transaction.
The Board of Directors selected Centerview as its financial advisor in connection with the Transaction based on Centerview’s reputation and experience. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction.
In connection with Centerview’s services as the financial advisor to the Board of Directors, Gracell has agreed to pay Centerview an aggregate fee of approximately $24 million, $1 million of which was payable upon the rendering of Centerview’s opinion and the remainder of which is payable contingent upon consummation of the Transaction. In addition, Gracell has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.
Certain Financial Projections
Gracell does not, as a matter of course, regularly prepare long-range projections or publicly disclose long-range forecasts or internal projections as to future performance or results of operations due to the inherent unpredictability of the underlying assumptions and such projections.
However, in connection with the Board of Directors’ review of its evaluation of the proposed Merger, Gracell’s senior management, at the direction of the Board of Directors, prepared unaudited financial projections for fiscal years 2024 through 2050 of Gracell on a stand-alone basis (as summarized below), reflecting the best currently available estimates and judgments of the senior management of Gracell on a risk adjusted basis (the “Projections”). As summarized under the section above captioned “The Merger — Background of the Merger,” the Board of Directors approved the Projections and directed Centerview to use the Projections in connection with the rendering of its fairness opinion to the Board of Directors and performing its related financial analyses.
The Projections reflect estimates and assumptions made by Gracell’s senior management with respect to, among other things, launch year, probability of success, peak sales, loss of exclusivity, costs and expenses, general business, economic, competitive, regulatory and other market and financial conditions and other future events, all of which are difficult to predict and many of which are beyond Gracell’s control. In particular, the Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain. Because the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year and are unlikely to anticipate each and every circumstance that could have an effect on Gracell’s business and its results of operations. The Projections were developed solely using the information available to Gracell’s senior management at the time they were created and reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results or that may result in the Projections not being achieved include, the ability to generate revenue for GC012F and other Gracell pipeline assets; the ability to obtain regulatory approval and the effect of regulatory actions, including the impact on product launch years; the effectiveness of Gracell’s commercial execution; the decisions of third-party partners and potential third-party partners, the ability to partner and terms of any such partnering transactions; the success of clinical testing and development, manufacturing and supply availability, patent life and other exclusivity; the effect of global economic conditions, and increases in regulatory oversight; and other risk factors described under the caption “Risk Factors,” in Gracell’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC and any discussions of potential risks, uncertainties, and other important factors in the Company’s subsequent filings with the SEC, including reports on Form 6-K furnished with the SEC. The Projections also reflect assumptions as to certain business decisions that are subject to change. Modeling and forecasting the future in the biopharmaceutical industry, in particular, is a highly speculative endeavor.
None of Gracell, Parent or any of their respective affiliates, advisors or other representatives makes any representation to any shareholder regarding the validity, reasonableness, accuracy or completeness of the Projections or the ultimate performance of Gracell relative to the Projections. The Projections were not prepared with a view toward public disclosure or toward complying with U.S. GAAP (“GAAP”) or the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Gracell’s independent registered public accounting firm, nor any other independent accountants, has audited, reviewed, compiled or performed any procedures with respect to the Projections or expressed any opinion or any form of assurance related thereto. The inclusion of the Projections in this proxy statement does not constitute an admission or representation of Gracell that the Projections or the information contained therein is material. Except as required by applicable law, neither Gracell nor any of its affiliates intends to, and each of them disclaims any obligation to, update, correct or otherwise revise the Projections if any or all of them have changed or change or otherwise have become, are or become inappropriate (even in the short term).
The Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Gracell in its public filings with the SEC. The Projections were developed by Gracell’s senior management on a standalone basis without giving effect to the Merger or the other transactions contemplated by the Merger Agreement, and therefore the Projections do not give effect to the proposed Merger or any changes to Gracell’s operations or strategy that may be implemented after the consummation of the Merger, including any costs incurred in connection with the proposed Merger. Furthermore, the Projections do not take into account the effect of any failure of the proposed Merger to be completed and should not be viewed as accurate or continuing in that context.
The Projections further reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The inclusion of the Projections should not be regarded as an indication that Gracell or anyone who received the Projections then considered, or now considers, the Projections to be necessarily predictive of actual future events, and this information should not be relied upon as such. Gracell’s senior management views the Projections as being subject to inherent risks and uncertainties associated with such long-range projections.
The risk-adjusted non-GAAP total net revenue, non-GAAP operating income and unlevered free cash flow contained in the Projections set forth below are “non-GAAP financial measures,” which are financial performance measures that are not calculated in accordance with GAAP. Non-GAAP financial measures should not be viewed as a substitute for GAAP financial measures and may be different from non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures because they exclude charges and credits that are required to be included in a GAAP presentation. Accordingly, non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP. Reconciliations of non-GAAP financial measures to a GAAP financial measure were not provided to or relied upon by the Board of Directors or Centerview in connection with the Merger. Accordingly, Gracell has not provided a reconciliation of the financial measures included in the Projections to the relevant GAAP financial measures. The Projections may differ from published analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Merger.
In light of the foregoing factors and uncertainties inherent in the Projections, holders of Gracell ordinary shares are cautioned not to place undue, if any, reliance on the summary of the Projections set forth below. The information and tables set forth below are included solely to give Gracell’s shareholders access to a summary of the Projections that were made available to the Board of Directors and Centerview and are not included in this proxy statement in order to influence any shareholder’s or other person’s decision as to how to vote with respect to the Merger or otherwise act with respect to the Transaction, including whether or not to seek appraisal rights with respect to their Gracell ordinary shares:
PROJECTIONS
(dollars in millions)
	For the Fiscal Year Ended December 31,
	‘24E	‘25E	‘26E	‘27E	‘28E	‘29E	‘30E	‘31E	‘32E	‘33E	‘34E	‘35E	‘36E	‘37E	‘38E	‘39E	‘40E	‘41E	‘42E	‘43E	‘44E	‘45E	‘46E	‘47E	‘48E	‘49E	‘50E
Total Revenue	—	—	$90	$56	$81	$248	$451	$671	$921	$1,161	$1,360	$1,470	$1,550	$1,622	$1,693	$1,765	$1,691	$1,627	$1,560	$1,502	$1,450	$1,406	$1,358	$1,316	$1,280	$1,240	$1,187
Operating Income(1)	(99)	(70)	(10)	(116)	(151)	(51)	77	257	461	645	799	880	930	974	1,020	1,060	1,013	978	931	888	862	829	794	776	749	720	686
Operating Margin	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	17%	38%	50%	56%	59%	60%	60%	60%	60%	60%	60%	60%	60%	59%	59%	59%	58%	59%	59%	58%	58%
Unlevered Free Cash Flow(2)	(99)	(70)	(10)	(119)	(160)	(76)	27	160	308	448	570	644	686	720	754	784	771	743	708	675	654	628	603	588	567	546	522
Memo: NOL Usage	—	—	—	—	—	—	61	206	369	182	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

(1)
Non-GAAP Operating Income is calculated as risk-adjusted non-GAAP Total Revenue less (i) cost of goods sold, less (ii) research and development expenses, less (iii) sales and marketing expenses, less (iv) general and administrative expenses.

(2)
Unlevered Free Cash Flow is calculated as non-GAAP Operating Income, less (i) estimated taxes, if profitable, payable at a tax rate of 25%, less (ii) changes in net working capital, less (iii) capital expenditures, plus (iv) depreciation and amortization. Equity-based compensation is treated as a cash expense.

In preparing the Projections, Gracell’s senior management assumed that during fiscal years 2024 through 2027 an aggregate of $1.05 billion in gross proceeds is raised through equity financings.
Interests of Gracell’s Directors and Executive Officers in the Merger
When considering the recommendation of the Board of Directors that you vote to approve and authorize the Merger Proposal, you should be aware that our directors and executive officers may have interests in the Merger that are different from, or in addition to, the interests of shareholders generally, as more fully described below. In (a) evaluating and negotiating the Merger Agreement, (b) approving the execution, delivery and performance by Gracell of the Merger Agreement, the Plan of Merger, and the other Transaction Documents to which Gracell is a party, and the consummation of the Merger and the other Transactions upon the terms and subject to the conditions set forth in the Merger Agreement and the CVR Agreement and (c) recommending that the Merger Proposal be approved and authorized by the Gracell shareholders, the Board of Directors was aware of and considered these interests, among other matters, to the extent that these interests existed at the time. These interests are described in more detail and, where applicable, are quantified in the narrative below.
Gracell’s directors and executive officers are the same individuals who are disclosed as “directors and senior management” in the Company’s most recent Annual Report on Form 20-F for the year ended December 31, 2023, which was filed with the SEC on April 25, 2023.
Arrangements with Parent
In connection with the execution of the Merger Agreement, Dr. William Wei Cao entered into a Retention Agreement with Parent dated December 22, 2023 (the “Retention Agreement”), retaining Dr. Cao as the Chief Executive Officer of the Surviving Company (as a wholly owned subsidiary of Parent) following the closing of the Merger. The Retention Agreement will be effective as of and contingent upon the closing of the Merger. Under the Retention Agreement, Dr. Cao will receive a base salary and be eligible for an annual bonus. The annual bonus will be subject to the terms and conditions of the applicable AstraZeneca bonus plan for Dr. Cao’s role that is in effect from time to time. Additionally, Dr. Cao will be eligible to receive an annual long term incentive award (the “LTI Award”). It is anticipated that the LTI Award will be subject to the achievement of performance measures that apply to all senior executives of AstraZeneca over the applicable performance period.
In addition, in connection with the execution of the Merger Agreement, Dr. Cao entered into a letter agreement with Parent related to a certain subsidiary of Gracell structured as a variable interest entity (the “Shanghai VIE Entity,” and together with its subsidiaries, the “VIE Entities,” and such letter agreement, the “VIE Letter Agreement”). Under the VIE Letter Agreement, from and after the Effective Time, Dr. Cao agreed, among other things, to remain a registered shareholder of the Shanghai VIE Entity and take such other actions with respect to the VIE Entities (including to transfer the equity interests in the Shanghai VIE Entity to an affiliate of Parent or its designee) reasonably requested or required by Parent, and to cooperate with Parent to make certain tax filings related thereto, and Parent agreed to indemnify Dr. Cao for certain tax liabilities he suffers in connection therewith.
Insurance and Indemnification of Directors and Executive Officers
From and after the Effective Time, the Surviving Company will, and Parent will cause the Surviving Company to, indemnify and hold harmless each present and former director and officer of Gracell or any of its subsidiaries against any costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities or awards paid in settlement incurred in connection with any actual or threatened action, whether civil, criminal, administrative or investigative and whether formal or informal, arising out of, relating to or in connection with such directorship or office at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that Gracell would have been permitted under the applicable law and to the fullest extent required by the organizational documents of Gracell as in effect on the date of the Merger Agreement. The Surviving Company will, and Parent will cause the Surviving Company to, honor and perform the obligations under any indemnification provision, advance of expenses and any exculpation provision in the organizational documents and indemnification agreements of the Surviving Company. The provisions in the Surviving Company’s organizational documents with respect to indemnification, advancement of expenses and exculpation of director and officer liability will be no less favorable to the current or former directors and officers of Gracell and its subsidiaries than those set forth in Gracell’s organizational documents as of the date of the Merger Agreement. Parent will maintain, or will cause the Surviving Company to maintain, in effect for at least six years from the Effective Time the current policies of the directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Gracell with respect to matters existing or occurring at or prior to the Effective Time and from insurance carriers having at least an “A” rating by A.M. Best with respect to directors’ and officers’ liability insurance; provided, however, that after the Effective Time, Parent and the Surviving Company will not be required to pay more than amount per annum equal to 300% of the last annual premium paid by Gracell prior to the date of the Merger Agreement (“the Maximum Annual Premium”).
In lieu of maintaining such directors’ and officers’ liability insurance policies, prior to the Effective Time, Gracell may, and at Parent’s request, will purchase a six-year prepaid “tail policy” providing at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured than the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Gracell and its subsidiaries with respect to claims arising from facts or events that occurred at or before the Effective Time, including the Transactions, and from insurance carriers having at least an “A” rating by A.M. Best with respect to directors’ and officers’ liability insurance. If such “tail” policy is not available or the aggregate cost for such “tail” policy exceeds the Maximum Annual Premium, Gracell will obtain a “tail” policy with as much coverage as reasonably practicable for the Maximum Annual Premium. If Gracell elects to purchase such “tail policy”, the Surviving Company will maintain such “tail policy” in full force and effect and continue to honor their respective obligations thereunder. Parent agrees to honor and perform under, and to cause the Surviving Company to honor and perform under, for a period of six years after the Effective Time, all indemnification agreements.
Treatment of Company Options and Company RSUs
The Company from time to time has granted awards under Gracell’s Third Amended and Restated 2017 Employee Stock Option Plan and 2020 Share Incentive Plan of Company Options and Company RSUs.

As of December 19, 2023, there were 13,898,525 Gracell ordinary shares subject to outstanding Company Options and 1,113,570 Gracell ordinary shares subject to outstanding Company RSUs.
Each Company Option that is outstanding as of immediately prior to the Effective Time will automatically accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time, and (a) each In-the-Money Company Option will be cancelled and converted at the Effective Time into the right to receive (i) an amount in cash, without interest, equal to the product of (A) the total number of Gracell ordinary shares subject to such In-the-Money Company Option multiplied by (B) the amount by which the Per Share Closing Amount exceeds the exercise price payable per Gracell ordinary share subject to such In-the-Money Company Option and (ii) one CVR per Gracell ordinary share subject to such In-the-Money Company Option representing the right to receive a contingent payment of $0.30 per CVR in cash without interest upon the achievement of the Milestone in accordance with the terms of the CVR Agreement, in each case subject to any required tax withholding, (b) each Underwater Company Option will be cancelled and converted into the right to receive, upon the achievement of the Milestone in accordance with the terms of the CVR Agreement, an amount of cash, without interest, equal to the product of (i) the total number of Gracell ordinary shares subject to such Underwater Company Option as of immediately prior to the Effective Time multiplied by (ii) the amount, if any, by which (A) the Per Share Closing Amount plus $0.30 exceeds (B) the exercise price payable per Gracell ordinary share subject to such Underwater Company Option, less any required tax withholdings and (c) each Company Option that is outstanding as of immediately prior to the Effective Time and has a per-share exercise price that is equal to or greater than the sum of the Per Share Closing Amount plus $0.30 will be cancelled for no consideration.
Each Company RSU that is outstanding as of immediately prior to the Effective Time will accelerate and become fully vested effective immediately prior to, and contingent upon, the Effective Time, and as of the Effective Time, will be cancelled and converted into the right to receive (a) an amount in cash, without interest, equal to the Per Share Closing Amount multiplied by the aggregate number of Gracell ordinary shares issuable in settlement of such Company RSU immediately prior to the Effective Time and (b) one CVR with respect to each Gracell ordinary share issuable in settlement of such Company RSU, representing the right to receive a contingent payment of $0.30 per CVR in cash without interest upon the achievement of the Milestone in accordance with the terms of the CVR Agreement, in each case subject to any required tax withholding.
Payments Upon Termination At or Following Change in Control
Other than as described below, upon the closing of the Merger, none of our executive officers has a right to any payments in connection with a termination at or following a change in control.
Pursuant to Dr. Cao’s employment agreement with Gracell Biotechnologies (Shanghai) Co., Ltd., following the termination of his employment, Dr. Cao is entitled to receive an amount equal to 30% of his total compensation received in the 12 months immediately prior to such termination, payable in 12 equal monthly installments following the termination, in consideration for Dr. Cao’s compliance with the non-competition obligations set forth in his employment agreement.
Pursuant to Mr. Yili Kevin Xie’s (our Chief Financial Officer’s) employment agreement with Gracell Biopharmaceutical, Inc., a subsidiary of Gracell, following the termination of his employment, Mr. Xie is entitled to receive a monthly payment equal to 50% of his monthly base salary in effect as of the termination date during the 12-month period immediately following the termination, subject to Mr. Xie’s compliance with the non-solicitation, non-competition and avoidance of conflicts obligations set forth in his employment agreement.
Funds Required to Consummate the Merger
The obligation of Parent and Merger Sub to consummate the Merger is not subject to any financing condition.
We anticipate that the total amount of funds necessary at closing to complete the Transactions to occur at the closing, including the Merger, will be approximately $1 billion, assuming no exercise of dissenters’ rights by the Gracell shareholders. Parent will have cash resources in immediately available funds and in an amount sufficient to consummate the Transactions and satisfy all of Parent’s obligations under the Merger Agreement.

Closing and Effective Time
The closing of the Merger will take place on the third business day following the satisfaction or waiver in accordance with the Merger Agreement of all of the conditions to closing of the Merger (as described under the caption, “The Merger Agreement — Conditions to the Closing of the Merger”), other than conditions that by their terms are to be satisfied at the closing but subject to the satisfaction or waiver of such conditions or at such other time as the Company and Parent may agree in writing.
Dissenters’ Rights
A Dissenting Shareholder is entitled to payment of the fair value of its, his or her Gracell ordinary shares as determined by the Court upon validly dissenting from the Merger in accordance with Sections 238 and 239 of the Companies Act.
The valid exercise of your dissenters’ rights will preclude the exercise of any other rights by virtue of holding Gracell ordinary shares in connection with the Merger, other than the right to participate fully in proceedings to determine the fair value of Gracell ordinary shares held by such persons and to seek relief on the grounds that the Merger is void or unlawful. To exercise your dissenters’ rights, the following procedures must be followed:
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You must give written notice of objection (“Notice of Objection”) to the Company prior to the vote to authorize and approve the Merger. The Notice of Objection must include a statement that you propose to demand payment for your Gracell ordinary shares if the Merger is authorized by the vote at the Extraordinary General Meeting.

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Within 20 days immediately following the date on which the vote authorizing the Merger is made, the Company must give written notice of the authorization (“Authorization Notice”) to all Gracell shareholders who have served a notice of objection.

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Within 20 days immediately following the date on which the Authorization Notice is given (the “Dissent Period”), any Gracell shareholder who elects to dissent must give a written notice of its, his or her decision to dissent (a “Notice of Dissent”) to the Company stating its, his or her name and address and the number and class of the Gracell ordinary shares with respect to which it, he or she dissents and demanding payment of the fair value of its, his or her Gracell ordinary shares. A Gracell shareholder who dissents must do so in respect of all the Gracell ordinary shares which it, he or she holds. Upon giving of the Notice of Dissent, the Gracell shareholder to whom the Notice of Dissent relates will cease to have any of the rights of a Gracell shareholder except the right to be paid the fair value of its, his or her Gracell ordinary shares, the right to participate fully in proceedings to determine the fair value of such Gracell ordinary shares and the right to seek relief on the grounds that the Merger is void or unlawful.

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Within seven days immediately following (a) the date of expiry of the Dissent Period or (b) the date on which the Plan of Merger is filed with the Registrar of Companies, whichever is later, the Company, as the Surviving Company, must make a written offer (a “Fair Value Offer”) to each Dissenting Shareholder to purchase its, his or her Gracell ordinary shares at a price determined by the Company to be the fair value of such Gracell ordinary shares. Parent, Merger Sub and the Company respectively agreed that the Per Share Merger Consideration is equal to or greater than the fair value of the Gracell ordinary shares for the purposes of Section 238(8) of the Companies Act.

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If, within 30 days immediately following the date of the Fair Value Offer, the Company and the Dissenting Shareholder fail to agree on a price at which the Company will purchase the Dissenting Shareholder’s Gracell ordinary shares, then, within 20 days immediately following the date of the expiry of such 30-day period, the Company must, and the Dissenting Shareholder may, file a petition with the Court for a determination of the fair value of the Gracell ordinary shares held by all Dissenting Shareholders who have served a Notice of Dissent, which petition by the Company must be accompanied by a verified list containing the names and addresses of all Gracell shareholders who have filed a Notice of Dissent and who have not agreed with the Company as to the fair value of such Gracell ordinary shares (if a Dissenting Shareholder files a petition, the Company must file such verified list within 10 days after service of such petition on the Company).

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If a petition is timely filed and served, the Court will determine at a hearing at which Dissenting Shareholders are entitled to participate, (a) the fair value of such Gracell ordinary shares held by those shareholders as the Court finds are involved with a fair rate of interest, if any, to be paid by the Company upon the amount determined to be the fair value and (b) the costs of the proceeding and the allocation of such costs upon the parties.

All notices and petitions must be executed by or for the Gracell shareholder of record or a person duly authorized on behalf of that Gracell shareholder, fully and correctly, as such Gracell shareholder’s name appears on the register of members of the Company. If Gracell ordinary shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, these notices must be executed by or for the fiduciary. If Gracell ordinary shares are owned by or for more than one person such notices and petitions must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the notices or petitions for a Gracell shareholder of record. The agent must, however, identify the record owner and expressly disclose the fact that, in exercising the notice, he or she is acting as agent for the record owner. A person having a beneficial interest in Gracell ordinary shares held of record in the name of another person, such as a broker or other nominee, must act promptly to cause the record holder to follow the steps summarized above and in a timely manner to perfect whatever dissenters’ rights attached to such Gracell ordinary shares.
Gracell ADS holders wishing to exercise dissenters’ rights must surrender their Gracell ADSs to the ADS Depositary, pay the ADS Depositary’s fees required for the cancellation of their Gracell ADSs ($5.00 or less per 100 Gracell ADSs cancelled and any other fees and charges payable pursuant to the terms of the Deposit Agreement), and any applicable taxes or government charges, provide instructions for the registration of the corresponding Gracell ordinary shares in Gracell’s register of members, certify that they have not given, and will not give, voting instructions as to their Gracell ADSs (or alternatively, that they will not vote the corresponding Gracell ordinary shares), and become registered holders of Gracell ordinary shares prior to the Extraordinary General Meeting. Thereafter, such former Gracell ADS holders must comply with the procedures and requirements for exercising their dissenters’ rights with respect to the Gracell ordinary shares under Section 238 of the Companies Act. If the Merger is not completed, the Gracell ADSs would continue to be listed on Nasdaq. Gracell ordinary shares are not listed on Nasdaq and cannot be traded on any stock exchange. As a result, if a former Gracell ADS holder that has cancelled his, hers or its Gracell ADSs to exercise dissenters’ rights and the Merger is not completed and such former Gracell ADS holder wishes to be able to sell such Gracell ADSs on a stock exchange, such former Gracell ADS holder would need to deposit such Gracell ordinary shares into Gracell’s ADS program for the issuance of the corresponding number of Gracell ADSs, subject to the terms and conditions of applicable law and the Deposit Agreement, including payment of relevant fees of the ADS Depositary for the issuance of the Gracell ADSs ($5.00 or less per 100 ADSs issued) and applicable share transfer taxes (if any) and related charges pursuant to the Deposit Agreement.
If you do not satisfy each of these requirements and comply strictly with all precedents required by the Companies Act with regard to the exercise of dissenters’ rights, you cannot exercise dissenters’ rights and will be bound by the terms of the Merger Agreement and the Plan of Merger. Submitting a proxy card that does not direct how the Gracell ordinary shares represented by that proxy are to be voted will give the proxy holder discretion to vote as it determines appropriate. In addition, failure to vote your Gracell ordinary shares, or a vote against the proposal to authorize and approve the Merger Proposal, will not alone satisfy the notice requirement referred to above. You must send all notices to the Company at 41st Floor, Building A, No. 188 Hongbaoshi Road, Changning District, Shanghai 201103, the People’s Republic of China, Attention: Erin Li.
If you are considering dissenting, you should be aware that the fair value of your Gracell ordinary shares as determined by the Court under Section 238 of the Companies Act could be more than, the same as, or less than the merger consideration they would receive pursuant to the Merger Agreement if you do not exercise dissenters’ rights with respect to their Gracell ordinary shares. Depending on the outcome of any petition under Section 238 of the Companies Act, the Court may order you to pay the Company’s recoverable legal expenses of that petition.
The provisions of Section 238 of the Companies Act are technical and complex. If you fail to comply strictly with the procedures set forth in Section 238, you will lose your dissenters’ rights. You should consult your Cayman Islands legal counsel if you wish to exercise dissenters’ rights.

Material U.S. Federal Income Tax Consequences of the Merger
The following is a discussion of U.S. federal income tax consequences to U.S. Holders (as defined below) that exchange Gracell ordinary shares and/or Gracell ADSs for cash and CVRs pursuant to the Merger. For purposes of this discussion, except as otherwise noted, references to Gracell ordinary shares include Gracell ADSs and ownership interests in Gracell ordinary shares represented by Gracell ADSs. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations promulgated thereunder, the income tax treaty between the United States and the PRC (the “Treaty”), administrative pronouncements, and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis, and to differing interpretation, which may result in tax consequences different from those described below. This discussion is not binding on the U.S. Internal Revenue Service (the “IRS”), and the IRS or a court in the event of an IRS dispute may challenge any of the conclusions set forth below.
This discussion is a summary for general information purposes only and does not consider all aspects of U.S. federal income taxation that may be relevant to particular shareholders in light of their individual investment circumstances or to certain types of shareholders subject to special tax rules, including (i) holders that are banks, financial institutions, or insurance companies, regulated investment companies, mutual funds, or real estate investment trusts, brokers or dealers in securities or currencies or traders in securities that elect to apply a mark-to-market accounting method, or tax-exempt organizations, (ii) holders that own Gracell ordinary shares as part of a straddle, hedge, constructive sale, conversion transaction, or other integrated investment, (iii) holders that acquired Gracell ordinary shares in connection with the exercise of employee share options or otherwise as compensation for services, (iv) holders that have a “functional currency” other than the U.S. dollar, (v) retirement plans, individual retirement accounts, or other tax-deferred accounts, (vi) holders that are subject to the alternative minimum tax provisions of the Code, (vii) holders that directly, indirectly or constructively own 10% or more of our stock or shares (by vote or value), (viii) S corporations, (ix) partnerships or other entities classified as partnerships for U.S. federal income tax purposes, or (x) holders that dissent from the Merger. In addition, this discussion does not address any U.S. federal estate, gift, or other non-income tax, or Medicare contribution tax, or any state, local, or non-U.S. tax consequences of the Merger. This discussion assumes that Shares are held as “capital assets” (generally, property held for investment) under the Code.
As used herein, a “U.S. Holder” is any beneficial owner of Gracell ordinary shares that is (i) an individual citizen or resident of the United States for U.S. federal income tax purposes, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust which (a) is subject to the primary jurisdiction of a court within the United States and for which one or more U.S. persons have authority to control all substantial decisions, or (b) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.
If a partnership (including any entity classified as a partnership for U.S. federal income tax purposes) is a beneficial owner of Gracell ordinary shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A U.S. Holder that is a partner of a partnership holding Gracell ordinary shares is urged to consult its own tax advisor.
ALL HOLDERS OF GRACELL ORDINARY SHARES SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER IN LIGHT OF THEIR PARTICULAR SITUATIONS, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER LAWS.
Consequences of Participation in the Merger
The receipt of cash and CVRs pursuant to the Merger, will be a taxable transaction for U.S. federal income tax purposes. The amount of gain or loss a U.S. Holder recognizes, and the timing and potential character of a portion of such gain or loss, depends in part on the U.S. federal income tax treatment of the CVRs and the application of the passive foreign investment company rules, each of which are discussed below.

Contingent Value Rights
The receipt of the CVRs pursuant to the Merger should be treated as either a “closed transaction” or as an “open transaction” for U.S. federal income tax purposes. The installment method of reporting any gain attributable to the receipt of or payments on the CVRs will not be available to the extent the Gracell ordinary shares are traded on an established securities market.
There is no legal authority expressly addressing whether the receipt of contingent payment rights with characteristics similar to the rights under the CVRs should be treated as an open transaction or a closed transaction for U.S. federal income tax purposes. Under applicable U.S. Treasury regulations, the value of contingent payment obligations is considered not to be reasonably ascertainable and, therefore, subject to the open transaction method only in “rare and extraordinary” cases. If the fair market value of the CVRs is reasonably ascertainable, a U.S. Holder should treat the transaction as a closed transaction and include the fair market value of the CVRs as additional consideration received in the Merger for purposes of determining gain or loss. To the extent relevant, Parent intends to treat the CVRs received by a U.S. Holder with respect to the Gracell ordinary shares pursuant to the Merger for all U.S. federal and applicable state and local income tax purposes as additional consideration paid for the Gracell ordinary shares pursuant to the Merger as part of a closed transaction. U.S. Holders are urged to consult their own tax advisors regarding this proper method of tax accounting with respect to the CVR and how to accurately report their income under the closed transaction method or open transaction method, as applicable in their respective case.
If the receipt of a CVR is part of a closed transaction for U.S. federal income tax purposes, a U.S. Holder who exchanges Gracell ordinary shares pursuant to the Merger generally will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (i) the amount of cash received plus the fair market value (determined as of the closing of the Merger) of the CVRs received and (ii) the U.S. Holder’s adjusted tax basis in the Gracell ordinary shares sold or exchanged. No express guidance under current U.S. federal income tax law is available regarding the proper method for determining the fair market value of the CVRs. To the extent relevant, Parent may use the trading price of the Gracell ADSs prior to the closing of the Merger as the combined fair market value of the Per ADS Closing Amount and a CVR. Any capital gain or loss recognized will be long-term capital gain or loss if the U.S. Holder’s holding period for such Gracell ordinary shares exceeds one year. The deductibility of capital losses is subject to limitations. Gain or loss generally will be determined separately for each block of Gracell ordinary shares (that is, Gracell ordinary shares acquired at the same cost in a single transaction) exchanged pursuant to the Merger.
The character of any gain, income or loss recognized with respect to a payment on a CVR is uncertain. Such payments may be treated as payments with respect to a sale or exchange of a capital asset or as giving rise to ordinary income, including in part as imputed interest, as described more fully below. To the extent relevant, Parent intends to treat any payment received by a U.S. Holder in respect of a CVR (except to the extent any portion of such payment is required to be treated as imputed interest, as described below) as an amount realized on the disposition of the applicable CVR by the U.S. Holder. Under this method of reporting, a U.S. Holder should recognize gain equal to the difference between such payment (less any portion of such payment required to be treated as imputed interest, as described below) and the U.S. Holder’s adjusted tax basis in the applicable CVR and, if the CVR expires without the Milestone being achieved, loss equal to the U.S. Holder’s adjusted tax basis in the applicable CVR. A U.S. Holder’s adjusted basis in a CVR generally will equal the CVR’s fair market value when the CVR was received pursuant to the Merger. The gain or loss will be long-term capital gain or loss if the U.S. Holder has held the applicable CVR (or possibly the Gracell ordinary share in respect of which such CVR was received) for more than one year at the time of such payment or expiry. The deductibility of capital losses is subject to limitations.
If the receipt of a CVR pursuant to the Merger is treated under the open transaction method of accounting for U.S. federal income tax purposes, the fair market value of the CVR will not be treated as additional consideration for the Gracell ordinary shares at the time the CVR is received, and the U.S. Holder will not have any tax basis in the CVR. Instead, the U.S. Holder will take payments under a CVR into account when made or deemed made in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. Generally, a portion of such payments will be treated as imputed interest, as described in more detail below, and the balance as additional consideration recognized in exchange for the Gracell ordinary shares. The Per Share Closing Amount and the portion of payment on any CVR that is not treated as imputed interest will generally be applied first against a U.S. Holder’s adjusted tax basis in the Gracell ordinary shares and any excess thereafter treated as capital gain. A U.S. Holder will recognize capital loss with respect to a Gracell ordinary share to the extent that the holder’s adjusted tax basis in such Gracell ordinary share exceeds the Per Share Closing Amount plus the payment (other than imputed interest), if any, in respect of the CVR, and a U.S. Holder may not be able to recognize such loss until the resolution of all contingencies under the CVR. Any such capital gain or loss will be long-term capital gain or loss if the U.S. Holders’ holding period in the Gracell ordinary share exceeds one year. The deductibility of capital losses is subject to limitations. Gain or loss generally will be determined separately for each block of Gracell ordinary shares (that is, Gracell ordinary shares acquired at the same cost in a single transaction) exchanged pursuant to the Merger.
If payment with respect to a CVR is made more than six months after the closing of the Merger, a portion of the payment may be treated as imputed interest that is ordinary income to a U.S. Holder. The portion of any payment made with respect to a CVR treated as imputed interest will be determined at the time such payment is made and generally should equal the excess of (i) the amount of the payment in respect of the CVR over (ii) the present value of such amount as of the closing of the Merger, calculated using the applicable federal rate as the discount rate. A U.S. Holder must include in its taxable income imputed interest using such stockholder’s or shareholder’s regular method of accounting for U.S. federal income tax purposes.
Any gain or loss recognized by U.S. Holders will generally be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. However, in the event that we are deemed to be a PRC “resident enterprise” under the PRC tax law and gain from the disposition of Gracell ordinary shares is subject to tax in the PRC (see under the section below captioned “The Merger — PRC Tax Consequences”) or you are subject to PRC income tax pursuant to Bulletin 7 or Bulletin 37 as described below under the section captioned “The Merger — PRC Tax Consequences,” you may be eligible to elect to treat such gain as PRC source gain under the Treaty. If we are not eligible for the benefits of the Treaty or you fail to make the election to treat any gain as PRC source, then you may not be able to use the foreign tax credit arising from any PRC tax imposed on the exchange of Gracell ordinary shares pursuant to the Merger against your U.S. income tax liability on such gain unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from non-U.S. sources. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if PRC tax is imposed on gain on a disposition of the Gracell ordinary shares, including the availability of the foreign tax credit under their particular circumstances.
Passive Foreign Investment Company Considerations
A non-U.S. corporation, such as Gracell, will be classified as a passive foreign investment company or “PFIC” in any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are generally taken into account in determining the Company’s asset value. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. The Company will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the stock or shares.
While we cannot express a definitive view about our PFIC status for 2023, based on our current estimates of the composition of our income and valuation of our assets for the taxable year ending December 31, 2023, the manner in which we conduct our business, relevant market data and our current expectations regarding the value and nature of our assets (including our intellectual property) and the sources and nature of our income, we do not believe we were a PFIC for the taxable year ending December 31, 2023. However, no assurances can be provided regarding our PFIC status for 2023 or any future taxable year because the determination of whether Gracell is a PFIC is a factual determination made annually that depends, in part, upon the composition of Gracell’s income and assets, and the IRS or courts may not agree with the methodology of our PFIC determination.
Although the law in this regard is not entirely clear, we treat the VIEs and their subsidiaries as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their result of operations in our consolidated U.S. GAAP financial statements.

If we were a PFIC for any taxable year during which a U.S. Holder held Gracell ordinary shares and the U.S. Holder has not made a valid mark-to-market election (as discussed below), the U.S. Holder will generally be subject to special tax rules on any gain realized on the disposition of the Gracell ordinary shares. Under the PFIC rules (a) the gain will be allocated ratably over the U.S. Holder’s holding period for the Gracell ordinary share, (b) the amount allocated to the current year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we were a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income and (c) the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.
As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC that made a mark-to-market election with respect to the Gracell ADSs, would generally have (i) included as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of the Gracell ADSs held at the end of the taxable year over the adjusted tax basis of such Gracell ADSs and (ii) deducted as an ordinary loss the excess, if any, of the adjusted tax basis of the Gracell ADSs over the fair market value of such Gracell ADSs held at the end of the taxable year, but only to the extent of the amounts previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Gracell ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of the Gracell ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.
The mark-to-market election is available only for “marketable stock,” which is stock or shares that are traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in applicable United States Treasury regulations. The Gracell ADSs are listed on Nasdaq, which is an established securities market in the United States. Consequently, we expect that the mark-to-market election would be available to a U.S. Holder that holds the Gracell ADSs were we to be or become a PFIC.
If a U.S. Holder makes an effective qualified electing fund election, or QEF election, the U.S. Holder will be required to include in gross income each year, whether or not Gracell makes distributions, as capital gains, such U.S. Holder’s pro rata share of our net capital gains and, as ordinary income, such U.S. Holder’s pro rata share of our earnings in excess of our net capital gains. Inclusions of net capital gains and ordinary income under a QEF election is required only for our taxable years in which we are a PFIC. An electing U.S. Holder’s basis in Gracell ordinary shares or ADSs will be increased to reflect the amount of any taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the ordinary shares or ADSs and generally will not be taxed again as distributions to the U.S. Holder. In addition, a U.S. Holder that makes a QEF election will be taxed on the disposition of ordinary shares or ADSs as described in “Sale or Other Disposition” above. In order to apply the QEF regime in lieu of the general PFIC rules described above a U.S. Holder generally must make the QEF election for the first taxable year Gracell is treated as a PFIC.
A U.S. Holder can only make a QEF election with respect to ordinary shares or ADSs in a PFIC if the company agrees to furnish such U.S. Holder with certain information annually. If we determine that Gracell is a PFIC in any taxable year, we intend to make available to U.S. Holders, upon request and in accordance with applicable procedures, a “PFIC Annual Information Statement” with respect to Gracell for such taxable year. The “PFIC Annual Information Statement” may be used by U.S. Holders for purposes of complying with the reporting requirements applicable to a QEF election with respect to Gracell.
U.S. Holders should note that if they make a QEF election with respect to Gracell, they may be required to pay U.S. federal income tax with respect to their ordinary shares or ADSs for any taxable year significantly in excess of any cash distributions (which are expected to be zero) received on the ordinary shares or ADSs for such taxable year. U.S. Holders should consult their tax advisors regarding PFIC investments and making QEF elections based on their particular circumstances.
If the Company is a PFIC for any taxable year in which a U.S. Holder held Gracell ordinary shares, a U.S. Holder generally would be required to file IRS Form 8621 with respect to the disposition of Gracell ordinary shares. The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the applicable consequences of the Merger to such U.S. Holder if the Company is a PFIC or has been a PFIC during any prior year in which a U.S. Holder held Gracell ordinary shares.
Information Reporting and Backup Withholding
Cash payments made to a holder of Gracell ordinary shares pursuant to the Merger may be subject to information reporting to the IRS and possible U.S. backup withholding at the applicable statutory rate (currently 24%). Backup withholding will not apply, however, if the holder of Gracell ordinary shares is a corporation, is a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification, or is otherwise exempt from backup withholding.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability, and such holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner. Each U.S. Holder should consult its tax advisor regarding the application of the U.S. information reporting and backup withholding rules.
In addition, certain U.S. Holders who are individuals that hold certain foreign financial assets (which may include the Gracell ordinary shares) are required to report information relating to such assets, subject to certain exceptions. U.S. Holders are urged to consult their tax advisors regarding the effect, if any, of this requirement on their ownership and disposition of the Gracell ordinary shares.
All U.S. Holders of Gracell Ordinary Shares should consult their own tax advisors regarding the specific tax consequences of the Merger in the light of their particular situations, including the applicability of U.S. federal, state, local, or non-U.S. income and other tax laws.
PRC Tax Consequences
Under the EIT Law, which took effect on January 1, 2008, and was amended on February 24, 2017 and December 29, 2018 respectively, enterprises established outside of the PRC whose “de facto management bodies” are located in the PRC are considered “resident enterprises,” and thus will generally be subject to the enterprise income tax at the rate of 25% on their global income. On December 6, 2007, the State Council adopted the Regulation on the Implementation of Enterprise Income Tax Law, as amended on April 23, 2019, which defines the “de facto management body” as an establishment that has substantial management and control over the business, personnel, accounts and properties of an enterprise. The State Taxation Administration issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies (“Circular 82”) on April 22, 2009, and as amended on December 29, 2017. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in the PRC. Under the EIT Law and its implementation regulations, the PRC enterprise income tax at the rate of 10% is applicable to any gain recognized on receipt of consideration by a “non-resident enterprise” from transfer of its equity in a PRC resident enterprise, provided that the “non-resident enterprise” does not have a de facto management body in the PRC and also (a) does not have an establishment or place of business in the PRC or (b) has an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business, to the extent such gain is derived from sources within the PRC. Under the PRC Individual Income Tax Law, an individual who disposes a capital asset in the PRC is subject to PRC individual income tax at the rate of 20%. Reduction of or relief from these taxes may be sought under applicable income tax treaties with the PRC.
Gracell does not believe it is a PRC resident enterprise defined and regulated by the aforesaid regulations or that the gain recognized on the receipt of consideration for your Gracell ordinary shares or Gracell ADSs should otherwise be subject to PRC income tax to holders of such Gracell ordinary shares or Gracell ADSs that are not PRC residents, however, as there has not been a definitive determination of Gracell’s status by the PRC tax authorities, Gracell cannot confirm whether it would be considered a PRC resident enterprise under the EIT Law or whether the gain recognized on the receipt of consideration for Gracell ordinary shares or Gracell ADSs would otherwise be subject to PRC tax by holders of such Gracell ordinary shares or Gracell ADSs that are not PRC tax residents.

In addition, under the Bulletin on Certain Issues of Enterprise Income Tax on Income Arising from Indirect Transfer of Assets by Non-resident Enterprises (“Bulletin 7”) issued by the State Taxation Administration, which became effective on February 3, 2015, and the Bulletin on the Source of Deduction of Income Tax for Non-resident Enterprises (“Bulletin 37”) issued by the State Taxation Administration, which became effective on December 1, 2017, if a non-PRC resident enterprise transfers PRC taxable assets indirectly by disposing of equity interests in an overseas holding company directly or indirectly holding such PRC taxable assets without any reasonable commercial purpose, the non-PRC resident enterprise may be subject to a 10% PRC enterprise income tax on the gain from such equity transfer, unless (i) the non-PRC resident enterprise derives income from the indirect transfer of PRC taxable assets by acquiring and selling shares of an overseas listed company which holds such PRC taxable assets on a public market or (ii) where there is an indirect transfer of PRC taxable assets, but if the non-resident enterprise had directly held and disposed of such PRC taxable assets, the income from the transfer would have been exempted from PRC enterprise income tax under an applicable tax treaty or arrangement (the “Safe Harbor Rules”). According to Bulletin 7, where a non-PRC resident enterprise indirectly holds and transfers equity of a PRC resident enterprise held through an offshore holding company, a list of factors set out by Bulletin 7 should be taken into consideration to assess whether the transfer arrangement would be deemed as having a reasonable commercial purpose. Where non-PRC resident enterprises indirectly transfer PRC resident enterprises’ equity and avoid obligations to pay enterprise income tax through arrangement without a reasonable commercial purpose, PRC taxation authorities have the power to redefine and deem the transaction as a direct transfer of PRC resident enterprises’ equity and impose a 10% enterprise income tax on the gain from such offshore share transfer unless the Safe Harbor Rules under Bulletin 7 are satisfied. Pursuant to Bulletin 37, where the party responsible to withhold such enterprise income tax did not or was unable to withhold, and non-PRC resident enterprises receiving such income failed to declare and pay the taxes that should have been withheld to the relevant tax authority, both the transferor and the transferee may be subject to penalties under PRC tax laws. Bulletin 37 or Bulletin 7 may be determined by the PRC tax authorities to be applicable to the Merger where non-PRC resident corporate shareholders or ADS holders are involved, if the Merger is determined by the PRC tax authorities to lack reasonable commercial purpose. Gracell does not believe that the Merger is without reasonable commercial purpose for purposes of Bulletin 37 and Bulletin 7, and, as a result, it is intended that no amounts will be withheld on account of PRC tax (under Bulletin 7 and Bulletin 37) from the Per Share Merger Consideration, the Per ADS Merger Consideration or the Dissenting FV Payment to be paid to holders of Gracell ordinary shares or Gracell ADSs. However, if PRC tax authorities were to invoke Bulletin 37 or Bulletin 7 and impose tax on the receipt of consideration for Gracell ordinary shares or Gracell ADSs, then any gain, to the extent attributable to the Chinese subsidiaries in the Gracell group, recognized on the receipt of consideration for such Gracell ordinary shares or Gracell ADSs pursuant to the Merger by Gracell’s non-PRC-resident enterprise shareholders could be treated as PRC-source income and thus be subject to PRC enterprise income tax at a rate of 10% (subject to applicable treaty relief).
On January 17, 2020, the Ministry of Finance and the State Taxation Administration jointly issued the Public Notice on Individual Income Tax (“IIT”) Policy Concerning Foreign Income (“Bulletin 3”) which applies to tax matters taking place in 2019 and onwards. Generally, income generated from the transfer of equity interest in a foreign entity is considered as foreign sourced income from PRC IIT perspective. However, Bulletin 3 introduces an exception to the above general principle. If the foreign entity has more than 50% of its value derived directly or indirectly from immovable properties in the PRC in any three years before the transfer, income from the transfer of equity interest in the foreign entity would be considered as PRC-source income and the non-PRC resident individual shareholders could be subject to PRC IIT at a rate of 20%.
You should consult your own tax advisor for a full understanding of the tax consequences of the Merger to you, including any PRC tax consequences.
Cayman Islands Tax Consequences
The Cayman Islands currently has no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. No taxes, fees or charges will payable (either by direct assessment or withholding) to the government or other taxing authority in the Cayman Islands under the laws of the Cayman Islands in respect of the Merger or the receipt of cash for Gracell ordinary shares and Gracell ADSs under the terms of the Merger. This is subject to the qualifications that (i) Cayman Islands stamp duty may be payable if any original transaction documents are brought into or executed or produced before a court in the Cayman Islands

(for example, for enforcement), (ii) registration fees will be payable to the Registrar of Companies in the Cayman Islands to register the Plan of Merger and (iii) fees payable to the Cayman Islands Government Gazette Office to publish the notice of the merger in the Cayman Islands Government Gazette.
Regulatory Approvals Required for the Merger
General
Gracell and Parent have agreed to use their respective reasonable best efforts to take all action necessary to comply with all regulatory notification requirements, and to obtain all regulatory approvals required to consummate the Merger and the other Transactions, subject to certain limitations (as described below).
Under the Merger Agreement, the Merger and the other Transactions cannot be completed until the applicable waiting period under the HSR Act (and any extensions therefore, including any voluntary agreements with a governmental entity not to consummate the Transactions for any period of time, if any), have expired or otherwise been terminated. Gracell and Parent made the filings required under the HSR Act on January 10, 2024.
The expiration of the waiting period under the HSR Act (and any extensions therefore, including any voluntary agreements with a governmental entity not to consummate the Transactions for any period of time, if any) is the only regulatory approval that is a condition to the obligations of Gracell or Parent and Merger Sub to consummate the Merger.
HSR Act and U.S. Antitrust Matters
Under the HSR Act and the rules promulgated thereunder, certain acquisitions may not be completed until information has been furnished to the Antitrust Division of the U.S. Department of Justice (“DOJ”) and the Federal Trade Commission (“FTC”), and the applicable HSR Act waiting period (and any extensions therefore, including any voluntary agreements with a governmental entity not to consummate the Transactions for any period of time) has expired or been terminated. The waiting period under the HSR Act is 30 calendar days, unless the waiting period is terminated earlier or extended. If any waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until 11:59 p.m., Eastern time, on the next day that is not a Saturday, Sunday or federal holiday. The Merger is subject to the provisions of the HSR Act and therefore cannot be completed until each of Gracell and Parent file a notification and report form with the FTC and the DOJ under the HSR Act and the applicable waiting period has expired or been terminated. If the DOJ or FTC issues a request for additional information and documentary materials (a “Second Request”), the parties must observe a second 30 calendar day waiting period, which would begin to run only after both parties have substantially complied with the Second Request, unless the waiting period is terminated earlier or the parties agree with the DOJ or FTC to delay consummation of the Merger for a specified period of time. Gracell and Parent made the necessary filings with the FTC and the Antitrust Division of the DOJ on January 10, 2024. Gracell and Parent may also file pre-merger or post-merger notification filings, forms and submissions with other governmental authorities pursuant to other applicable antitrust laws in connection with the Merger to the extent required in the reasonable judgement of counsel to Parent and Gracell. The Merger Agreement provides that Gracell, Parent and Merger Sub will use reasonable best efforts to, among other things, obtain regulatory clearance, including, to the extent necessary to obtain clearance of the Merger pursuant to the HSR Act and any other antitrust laws applicable to the Merger, except that none of Parent, Merger Sub or any of their respective affiliates will be required to (and, without the prior written consent of Parent, none of the Company or its affiliates may) (A) take agree to make any divestiture or take certain other actions or agree to certain other remedies (x) with respect to any assets, categories of assets or portions of any business of the Company or any of its subsidiaries with a fair market value in excess of $5,000,000, or (y) with respect to any assets, categories of assets or portions of any business of Parent or its affiliates, (B) initiate, contest, defend or appeal any actions, whether judicial or administrative, against any governmental entities relating to challenges to the Merger Agreement or any of the Transactions or (C) commit to seek prior approval from any governmental entity of any future transaction.
At any time before or after consummation of the Merger, notwithstanding the termination or expiration of the waiting period under the HSR Act, the FTC or the DOJ could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the Merger, seeking divestiture of substantial assets of the parties, requiring the parties to license or hold separate assets or terminate existing relationships and contractual rights, or requiring the parties to agree to other remedies. At any time before or after the completion of the Merger, and notwithstanding the termination or expiration of the waiting period under the HSR Act, any state or foreign jurisdiction could take such action under the antitrust laws as it deems necessary or desirable in the public interest. Such action could include seeking to enjoin the completion of the Merger, seeking divestiture of substantial assets of the parties, requiring the parties to license or hold separate assets or terminate existing relationships and contractual rights, or requiring the parties to agree to other remedies. Private parties may also seek to take legal action under the antitrust laws under certain circumstances, including by seeking to intervene in the regulatory process or litigate to enjoin or overturn regulatory approvals, any of which actions could significantly impede or even preclude obtaining required regulatory approvals. We cannot be certain that a challenge to the Merger will not be made or that, if a challenge is made, we will prevail.
There is currently no way to predict how long it will take to obtain all of the required regulatory approvals or whether such approvals will ultimately be obtained and there may be a substantial period of time between the approval by shareholders and the completion of the Merger.
Although we expect that all required regulatory clearances and approvals will be obtained, we cannot assure you that these regulatory clearances and approvals will be timely obtained, obtained at all or that the granting of these regulatory clearances and approvals will not involve the imposition of additional conditions, restrictions, qualifications, requirements, or limitations on the completion of the Merger, including the requirement to divest assets, license or hold separate assets or terminate existing relationships and contractual rights, terminate existing relationships and contractual rights, agree to other remedies, or require changes to the terms of the Merger Agreement. These conditions or changes could result in the conditions to the Merger not being satisfied.

THE MERGER AGREEMENT
The following summary describes the material provisions of the Merger Agreement. The descriptions of the Merger Agreement in this summary and elsewhere in this proxy statement are not complete and are qualified in their entirety by reference to the Merger Agreement and the Plan of Merger, a copy of which are attached to this proxy statement as Annex A and Annex B, and incorporated into this proxy statement by reference. You should carefully read and consider the entire Merger Agreement and the Plan of Merger, which are the legal documents that govern the Merger and the other Transactions, because this summary may not contain all the information about the Merger Agreement that is important to you. The rights and obligations of the parties are governed by the express terms of the Merger Agreement and not by this summary or any other information contained in this proxy statement.
The representations, warranties, covenants and agreements described below and included in the Merger Agreement (a) were made only for purposes of the Merger Agreement and as of specific dates; (b) were made solely for the benefit of the parties to the Merger Agreement; and (c) may be subject to important qualifications, limitations and supplemental information agreed to by Gracell, Parent and Merger Sub in connection with negotiating the terms of the Merger Agreement. In addition, the representations and warranties have been included in the Merger Agreement for the purpose of allocating contractual risk between Gracell, Parent and Merger Sub rather than to establish matters as facts, and may be subject to standards of materiality applicable to such parties that differ from those applicable to investors. Gracell shareholders and Gracell ADS holders are not third party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of Gracell, Parent or Merger Sub or any of their respective affiliates or businesses. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement. In addition, you should not rely on the covenants in the Merger Agreement as actual limitations on the respective businesses of Gracell, Parent and Merger Sub, because the parties may take certain actions that are either expressly permitted in the confidential disclosure letter to the Merger Agreement or as otherwise consented to by the appropriate party, which consent may be given without prior notice to the public. The Merger Agreement is described below, and included as Annex A, only to provide you with information regarding its terms and conditions, and not to provide any other factual information regarding Gracell, Parent, Merger Sub or their respective businesses. Accordingly, the representations, warranties, covenants and other agreements in the Merger Agreement should not be read alone, and you should read the information provided elsewhere in this document and in our filings with the SEC regarding Gracell and our business.
Effects of the Merger; Directors and Officers; Memorandum and Articles of Association
The Merger Agreement provides that, subject to the terms and conditions of the Merger Agreement, and in accordance with the Companies Act, at the Effective Time: (a) Merger Sub will merge with and into Gracell, with Gracell surviving the merger as a wholly owned subsidiary of Parent; and (b) Merger Sub will cease to exist and will be struck off of the Registrar of Companies. From and after the Effective Time, all properties, rights, privileges, powers and franchises of Gracell and Merger Sub will immediately vest in the Surviving Company, and all of the debts, liabilities and duties of Gracell and Merger Sub will become the debts, liabilities and duties of the Surviving Company in accordance with the Companies Act.
At the Effective Time, the board of directors of the Surviving Company will consist of the directors of Merger Sub as of immediately prior to the Effective Time, to hold office in accordance with the memorandum and articles of association of the Surviving Company until their successors are duly elected and qualified or until such director’s earlier death, resignation or removal. At the Effective Time, the officers of Merger Sub as of immediately prior to the Effective Time will be the officers of the Surviving Company, until their successors are duly elected and qualified or until such director’s earlier death, resignation or removal. At the Effective Time, the memorandum and articles of association of Gracell as the Surviving Company will be amended to read substantially identically to the memorandum and articles of association of Merger Sub as in effect immediately prior to the Effective Time.
Closing and Effective Time
The closing of the Merger will take place at 8:00 a.m., Eastern Standard Time, on the third business day following the satisfaction or waiver of all conditions to closing of the Merger (described below under the section captioned “The Merger Agreement — Conditions to the Closing of the Merger”) (other than those conditions to be satisfied at the closing of the Merger, but subject to the satisfaction or, to the extent permitted hereunder and by applicable law, waiver of such conditions at the closing) or such other time agreed to in writing by Parent and Gracell. On the closing date of the Merger, Parent, Company and Merger Sub will execute and file the Plan of Merger with the Registrar of Companies as provided by Section 233 of the Companies Act. The time at which the Merger will become effective will occur on the date such Plan of Merger is registered by the Registrar of Companies or on such other date as specified in the Plan of Merger in accordance with the Companies Act.
Merger Consideration
Treatment of Gracell ordinary shares and Gracell ADSs
At the Effective Time, (a) each Gracell ordinary share issued and outstanding immediately prior to the Effective Time (other than Excluded Shares, Gracell ordinary shares represented by ADSs, and Gracell ordinary shares held by holders who will have exercised and not withdrawn or otherwise lost their rights to dissent from the Merger in accordance with the Companies Act), will be cancelled and will thereafter represent only the right to receive the Per Share Closing Amount in cash without interest and one CVR per Gracell ordinary share representing the right to receive a contingent payment of $0.30 per CVR in cash without interest upon the achievement of a Milestone, in each case subject to any applicable withholding taxes and (b) each Gracell ADS issued and outstanding immediately prior to the Effective Time (other than Gracell ADSs representing the Excluded Shares), together with the underlying Gracell ordinary shares represented by such ADSs, will be cancelled and will thereafter represent only the right to receive (i) $10.00 per ADS in cash without interest and (ii) five CVRs per Gracell ADS representing the right to receive a contingent payment of $0.30 per CVR in cash without interest upon the achievement of the Milestone, in each case, subject to any applicable withholding taxes. Pursuant to the terms of the Deposit Agreement, the Gracell ADS holders will pay any applicable fees, charges and expenses of the ADS Depositary, stock transfer or other taxes and other government charges due to or incurred by the ADS Depositary in connection with the cancellation, termination or surrender of their Gracell ADSs.
At the Effective Time, each ordinary share of Merger Sub issued and outstanding immediately prior to the Effective Time will be cancelled and the Surviving Company will issue to Parent such validly issued, fully paid and non-assessable ordinary shares of the Surviving Company as set out in the Plan of Merger, and such ordinary shares of the Surviving Company will constitute the only issued and outstanding share capital of the Surviving Company upon the Effective Time.
Company Warrants
At the Effective Time, each Company Warrant outstanding and not exercised immediately prior to the Effective Time will be cancelled and thereafter represent only the right to receive the Company Warrant Consideration, subject to any applicable withholding taxes. A holder of Company Warrants may exercise any Company Warrant held by it by delivering written notice in the form attached as Exhibit A to the Company Warrant to Gracell at least three business days prior to the Effective Time for an exercise price of $1.116 per Gracell ordinary share issuable upon exercise of such Company Warrant, subject to the terms and conditions of the Company Warrant. Each Gracell ordinary share issued upon the exercise of any Company Warrant prior to the Effective Time will receive the same consideration as any other Gracell ordinary share in the Merger, as further described above under the section captioned “The Merger Agreement — Treatment of Gracell ordinary shares and Gracell ADS”).
Outstanding Company Options and Company RSUs
Each Company Option that is outstanding as of immediately prior to the Effective Time will automatically accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time, and (a) each In-the-Money Company Option will be cancelled and converted at the Effective Time into the right to receive (i) an amount in cash, without interest, equal to the product of (A) the total number of Gracell ordinary shares subject to such In-the-Money Company Option multiplied by (B) the amount by which the Per Share Closing Amount exceeds the exercise price payable per Gracell ordinary share subject to such In-the-Money Company Option and (ii) one CVR per Gracell ordinary share subject to such In-the-Money Company Option representing the right to receive a contingent payment of $0.30 per CVR in cash without interest upon the achievement of the Milestone in accordance with the terms of the CVR Agreement, in each case subject to any required tax withholding, (b) each Underwater Company Option will be cancelled and converted into the right to receive, upon the achievement of the Milestone in accordance with the terms of the CVR Agreement, an amount of cash, without interest, equal to the product of (i) the total number of Gracell ordinary shares subject to such Underwater Company Option as of immediately prior to the Effective Time multiplied by (ii) the amount, if any, by which (A) the Per Share Closing Amount plus $0.30 exceeds (B) the exercise price payable per Gracell ordinary share subject to such Underwater Company Option, less any required tax withholdings and (c) each Company Option that is outstanding as of immediately prior to the Effective Time and has a per-share exercise price that is equal to or greater than the sum of the Per Share Closing Amount plus $0.30 will be cancelled for no consideration.
Each Company RSU that is outstanding as of immediately prior to the Effective Time will accelerate and become fully vested effective immediately prior to, and contingent upon, the Effective Time, and as of the Effective Time, will be cancelled and converted into the right to receive (a) an amount in cash, without interest, equal to the Per Share Closing Amount multiplied by the aggregate number of Gracell ordinary shares issuable in settlement of such Company RSU immediately prior to the Effective Time and (b) one CVR with respect to each Gracell ordinary share issuable in settlement of such Company RSU, representing the right to receive a contingent payment of $0.30 per CVR in cash without interest upon the achievement of the Milestone in accordance with the terms of the CVR Agreement, in each case subject to any required tax withholding.
Exchange and Payment Procedures
Prior to the closing of the Merger, Parent or Merger Sub will enter into an agreement in form and substance reasonably acceptable to the Company with a paying agent selected by Parent (the “Paying Agent”) to make payments of the Merger consideration to holders of Gracell ordinary shares (other than Excluded Shares, Gracell ordinary shares represented by Gracell ADSs and Dissenting Shares), Gracell ADSs (other than Gracell ADSs representing Excluded Shares) and Company Warrants. At or promptly following the Effective Time, Parent will deposit (or cause to be deposited) with the Paying Agent cash sufficient to pay the aggregate consideration payable to holders of Gracell ordinary shares (other than Excluded Shares, Gracell ordinary shares represented by Gracell ADSs and Dissenting Shares), Gracell ADSs (other than Gracell ADSs representing Excluded Shares) and Company Warrants as of the Effective Time.
Promptly following the Effective Time (and in any event within three business days), the Paying Agent will mail to each holder of Gracell ordinary shares of record (as of immediately prior to the Effective Time) and each holder of Company Warrants transmittal materials in such form and have such other provisions as Parent and Gracell may reasonably agree and instructions for use in effecting the surrender of such holder’s Gracell ordinary shares or Company Warrants represented by the Company Warrant register maintained by Gracell or book-entry shares or book-entry warrants in exchange for the aggregate Per Share Closing Amount or Company Warrant Consideration payable at the Effective Time in respect of such Gracell ordinary shares or Company Warrants. The amount of any such consideration paid to holders of Gracell ordinary shares or Company Warrants may be reduced by any applicable withholding taxes.
Promptly after the Effective Time (and in any event within three business days thereafter), the Paying Agent will mail or otherwise provide to each former holder of Gracell ordinary shares represented by the register of members of Gracell immediately prior to the Effective Time, and each former holder of record of Book-Entry Shares immediately prior to the Effective Time (in each case, other than holders of Excluded Shares, Dissenting Shares and Gracell ordinary shares represented by Gracell ADSs) and each former holder of certificates representing Company Warrants (the “Warrant Certificates”) and each former holder of Company Warrants held in book-entry form (“Book-Entry Warrants”) (A) transmittal materials, including a letter of transmittal in customary form, specifying that delivery shall be effected, and risk of loss and title to the Certificates and Warrant Certificates will pass, only upon delivery of the Certificates or Warrant Certificates to the Paying Agent or, with respect to Book-Entry Shares or Book-Entry Warrants, only upon delivery of an “agent’s message” regarding the book-entry transfer of Book-Entry Shares or Book-Entry Warrants (or such other evidence, if any, of the transfer as the Paying Agent may reasonably request), such transmittal materials to be in such form and have such other provisions as Parent and the Company may reasonably agree, and

(B) instructions for use in effecting the surrender of Certificates or Warrant Certificates or exchange of Book-Entry Shares or Book-Entry Warrants, as applicable, for the aggregate Per Share Closing Amount or Company Warrant Consideration payable in respect thereof. The amount of any such payments may be reduced by any applicable withholding taxes.
Prior to the Effective Time, Parent and the Company will establish procedures with the Paying Agent, the Rights Agent and the Depositary to ensure that Milestone payments are made to holders of Gracell ADSs (other than Gracell ADSs representing Excluded Shares) pursuant to the Merger Agreement, the Deposit Agreement and the CVR Agreement and that (a) the Paying Agent will transmit to the Depositary as promptly as reasonably practicable following the Effective Time an amount in cash in immediately available funds equal to the product of (i) the number of Gracell ADSs issued and outstanding immediately prior to the Effective Time (other than Gracell ADSs representing Excluded Shares) and (ii) the Per ADS Closing Amount, and (b) the Depositary will distribute the aggregate Per ADS Merger Consideration to holders of Gracell ADSs pro rata to their holdings of Gracell ADSs (other than ADSs representing Excluded Shares) upon surrender by them of the Gracell ADSs and/or the cancellation of such Gracell ADSs by the Depositary, in accordance with the Merger Agreement, the CVR Agreement and the Deposit Agreement. Pursuant to the terms of the Deposit Agreement, the Gracell ADS holders will pay any applicable fees, charges and expenses of the ADS Depositary, stock transfer or other taxes and other government charges due to or incurred by the ADS Depositary in connection with the cancellation, termination or surrender of their Gracell ADSs. The amount of any such payments may be reduced by any applicable withholding taxes.
If any cash deposited with the Paying Agent is not claimed within 12 months following the Effective Time, such cash will be returned to Parent or the Surviving Company, as requested by Parent, upon demand, and any holders of Gracell ordinary shares who have not complied with the exchange procedures in the Merger Agreement will thereafter look only to Parent for payment of the relevant aggregate Per Share Closing Amount or Company Warrant Consideration. Any cash deposited with the Paying Agent that remains unclaimed by such former holders immediately prior to such time at which such amounts would otherwise escheat to or become property of any governmental entity will become, to the extent permitted by applicable law, the property of Parent, free and clear of all claims of interest of any person previously entitled thereto.
Representations and Warranties
The Merger Agreement contains representations and warranties of Gracell, Parent and Merger Sub.
Some of the representations and warranties in the Merger Agreement made by Gracell are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement, “Material Adverse Effect” means, with respect to Gracell, any event, development, change, effect or occurrence that, individually or in the aggregate with all other events, developments, changes, effects or occurrences (1) has had, or would reasonably be expected to have, a material adverse effect on the business, results of operation or financial condition, or assets of Gracell and its subsidiaries, taken as a whole or (2) would, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or have a material adverse effect on the ability of Gracell to consummate the Transactions or otherwise have a material adverse effect on the ability of Gracell to consummate the Transactions or otherwise have a material adverse effect on the ability of Gracell to perform its obligations under the Merger Agreement, except that, with respect to clause (1) only, none of the following will be deemed to be or constitute a Material Adverse Effect or will be taken into account when determining whether a Material Adverse Effect has occurred or is reasonably expected to occur, except in the cases of the first, second, fourth and fifth bullets below, to the extent that Gracell and its subsidiaries, taken as a whole, are disproportionately affected thereby as compared with other participants in the same industries in which the Gracell and its subsidiaries operate (in which case solely the incremental disproportionate impact or impacts may be taken into account in determining whether there has been or would reasonably be expected to be a Material Adverse Effect):
•
general changes or developments in the economy or the financial, debt, capital, credit or securities markets in the United States, the Peoples Republic of China (“PRC”) or elsewhere in the world in which Gracell or its subsidiaries have material operations or the economy generally;

•
general changes or developments in the industries in which Gracell or its subsidiaries operate;

•
the execution and delivery of the Merger Agreement or the public announcement or pendency of the Merger or the other Transactions, the public announcement or disclosure of or performance of the Merger Agreement or the Transactions, the pendency or consummation of the Transactions, or the identity of the parties to the Merger Agreement, including any impact thereof on relationships, contractual or otherwise, with customers, employees, suppliers, licensors, licensees, distributors, providers, contractors, lenders, investors, partners of the Company or any of its subsidiaries (provided, that this clause will not apply to any representation or warranty to the extent the purpose of such representation or warranty is to directly address the consequences resulting from the execution and delivery of the Merger Agreement or the consummation of the Transactions (including the Merger), subject to the disclosures in the confidential disclosure letter);

•
changes in any applicable laws or regulations or applicable accounting regulations or principles or interpretation or enforcement thereof;

•
any hurricane, tornado, earthquake, flood, tsunami, natural or man-made disaster, act of God, escalation of hostilities or war (whether or not declared), military actions or any act of sabotage or terrorism, or national or international political or social conditions, epidemics, pandemic (including COVID-19) or other public health crises, other comparable events or outbreak;

•
any decline in the market price or trading volume of the Gracell ordinary shares or Gracell ADSs or the credit rating of Gracell (provided, that the facts, circumstances, developments, events, changes, effects or occurrences giving rise to or contributing to such decline that are not listed in the first through twelfth bullet may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to, a Material Adverse Effect);

•
any failure by Gracell to meet any published analyst estimates or expectations of Gracell’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by Gracell to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (provided, that the facts, circumstances, developments, events, changes, effects or occurrences giving rise to or contributing to such decline may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to, a Material Adverse Effect);

•
any adverse effect directly arising from or otherwise directly relating to any action taken by Gracell at the written direction of Parent;

•
changes or developments in or affecting regional, domestic or any foreign interest or exchange rates;

•
any action threatened, made or brought by any of the current or former shareholders of Gracell (or on their behalf or on behalf of Gracell) against Gracell or any of its directors, officers or employees arising out of the Merger Agreement or the Merger; and

•
any results, outcomes, data, adverse events or side effects arising from any clinical trials being conducted by or on behalf of Gracell or any regulatory matters related to such results, outcomes, data, adverse events or side effects (other than, in each case, if related to safety) or the announcements thereof.

In the Merger Agreement, Gracell has made customary representations and warranties to Parent and Merger Sub that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement. These representations and warranties relate to, among other things:
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due organization, valid existence, good standing and authority and qualification to conduct business with respect to Gracell;

•
Gracell’s corporate power and authority to own, lease and operate its properties and assets in the manner in which they are currently owned, leased and operated and to conduct its business in the manner as presently conducted;

•
Gracell’s corporate power and authority to execute and deliver the Merger Agreement, and to perform its obligations hereunder and to consummate the Merger and the other Transactions;

•
the organizational documents of Gracell;

•
the necessary approval of the Board of Directors;

•
the rendering of Centerview’s opinion to the Board of Directors;

•
the inapplicability of anti-takeover statutes to the Merger;

•
the necessary vote of Gracell shareholders in connection with the Merger Agreement;

•
the absence of any breach, conflict, violation or material alteration of any organizational documents, existing contracts, applicable laws to Gracell or the resulting creation of any lien upon Gracell’s assets due to the performance of the Merger Agreement;

•
required consents, approvals and regulatory filings in connection with the Merger Agreement and performance thereof;

•
the capital structure of Gracell;

•
the capital structure of Gracell’s subsidiaries;

•
the accuracy and required filings of Gracell’s SEC filings and financial statements;

•
Gracell’s disclosure controls and procedures;

•
Gracell’s internal accounting controls and procedures;

•
certain indebtedness of Gracell;

•
the absence of specified undisclosed liabilities;

•
the existence and enforceability of specified categories of Gracell’s material contracts, and any notices with respect to termination or intent not to renew those material contracts therefrom;

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certain real property leased or subleased by Gracell;

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environmental matters;

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trademarks, patents, copyrights and other intellectual property matters including data security requirements and privacy;

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tax matters;

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employee benefit plans;

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labor and employment matters;

•
Gracell’s compliance with laws, standards and requirements and possession of necessary permits;

•
the absence of certain changes or events;

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regulatory matters;

•
litigation matters; and

•
insurance matters.

In the Merger Agreement, Parent and Merger Sub have made customary representations and warranties to Gracell that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement. These representations and warranties relate to, among other things:
•
due organization, good standing and authority and qualification to conduct business with respect to Parent and Merger Sub;

•
Parent’s and Merger Sub’s corporate authority to enter into and perform the Merger Agreement (and with respect to Parent, the CVR Agreement), the enforceability of the Merger Agreement (and with respect to Parent, the CVR Agreement);

•
the absence of any breach, conflict, violation or material alteration of any organizational documents, existing contracts, applicable laws or the resulting creation of any lien upon Parent or Merger Sub’s assets due to the performance of the Merger Agreement;

•
required consents and regulatory filings in connection with the Merger Agreement;

•
the absence of litigation, orders and investigations;

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the absence of ownership of Gracell ordinary shares and other equity interests of Gracell;

•
payment of fees to brokers in connection with the Merger Agreement;

•
operations of Parent and Merger Sub;

•
the absence of any required consent of holders of voting interests in Parent or Merger Sub;

•
matters with respect to Parent’s sufficiency of funds; and

•
the exclusivity and terms of the representations and warranties made by Gracell.

The representations and warranties contained in the Merger Agreement will not survive the consummation of the Merger.
Conduct of Business Pending the Merger
The Merger Agreement provides that, except as: (a) required or otherwise expressly provided for by the Transaction Documents; (b) as specifically set forth in the confidential disclosure letter to the Merger Agreement; (c) required to comply with applicable law; or (d) consented by Parent in writing (which consent will not be unreasonably withheld, conditioned or delayed), during the period of time between the date of the Merger Agreement until the earlier of the Effective Time and the valid termination of the Merger Agreement, Gracell will use its reasonable best efforts to, and will use its reasonable best efforts to cause each of its subsidiaries to, conduct its and their respective businesses and operations in all material respects in the ordinary course of business and preserve intact its and each of its subsidiaries’ business organization, including keeping available the services of current executive officers, and to preserve the present relationships with those persons having significant business relationships with Gracell.
In addition, Gracell has also agreed that it will not and will cause each of its subsidiaries not to, during the period of time between the date of the Merger Agreement until the earlier of the Effective Time and the valid termination of the Merger Agreement, among other things:
•
amend its organizational documents;

•
effect or commence any complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization, reorganization, or similar transaction;

•
merge or consolidate the Company or any of its subsidiaries with any other person, except for any such transactions among the Company and its wholly owned subsidiaries;

•
make any acquisition of (whether by merger, consolidation or acquisition of stock or shares or substantially all of the assets), or make any investment in any interest in, any business or any corporation, partnership or other business organization or division thereof or any property, assets or securities, subject to certain exceptions;

•
issue, sell, grant, authorize, pledge, encumber or dispose of (or authorize the issuance, sale, grant, authorization, pledge, encumbrance or disposition of) any equity securities of the Company or any of its subsidiaries, subject to certain exceptions;

•
reclassify, combine, split, subdivide, reverse split, consolidate, recapitalize, subdivide, redeem, purchase or otherwise acquire any equity security of the Company or any of its subsidiaries or consummate or authorize any other similar transaction with respect to shares of capital stock or share capital or ownership interests of the Company or any of its subsidiaries (or any warrants, options or other rights to acquire the foregoing), subject to certain exceptions;

•
create or incur any lien, other than permitted liens, on any assets of the Company or its subsidiaries, subject to certain exceptions;

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authorize or make any loans, advances in excess of $500,000 in the aggregate, subject to certain exceptions;

•
sell, transfer or otherwise dispose of (whether by merger, consolidation or disposition of stock, shares or assets or otherwise) any corporation, partnership or other business organization or division thereof or otherwise sell, lease, assign, license, transfer, exchange, swap, abandon, knowingly fail to renew or permit to lapse or expire, grant an easement or covenant not to assert with respect to, grant any rights under, or subject to any lien (other than permitted liens), fail to maintain or defend in full force and effect (including any failure to protect the confidentiality of any material intellectual property, or disclose, license, release, deliver, escrow or otherwise make available or grant any rights to any source code), or dispose of any material assets, rights or properties (including material intellectual property), subject to certain exceptions;
•
unless mandated by a governmental entity, (A) make any changes to, discontinue, terminate or suspend any ongoing research and development program or clinical trial relating to a company product or (B) commence, alone or with any third party, any research and development program or clinical trial that has not been disclosed to Parent prior to the date of the Merger Agreement;

•
make any material submissions or filings to the FDA, National Medical Products Administration (formerly the China Food and Drug Administration) (“NMPA”) or any other applicable health regulatory governmental entity related to the Company’s business and operations or any company product, without, to the extent practicable and legally permissible, (A) providing Parent with a reasonable opportunity to review and comment on such submissions or filings and (B) using good faith efforts to incorporate any of Parent reasonable comments that are received in a timely fashion;

•
declare, set aside, establish a record date for, authorize, make or pay any dividend or other distribution, payable in cash, stock, shares, property or otherwise, with respect to any of the Company’s or its subsidiaries’ capital stock or share capital, (except for any dividend or distribution by a subsidiary of the Company to the Company or any subsidiary of the Company);

•
authorize, make or incur any capital expenditures or obligations or liabilities in connection therewith, other than (A) any capital expenditures contemplated by the capital expenditure budget of the Company and its subsidiaries made available to Parent, and (B) capital expenditures of less than $200,00 individually or $500,000 in the aggregate;

•
other than certain incidental contracts, (A) enter into any contract that would have been a material contract if it had been in effect as of the date of the Merger Agreement, except for any statement of work issued under an existing material contract, in each case not in excess of $500,000 individually, or (B) modify or amend in any material respect, terminate, permit to expire or waive any material rights or obligations under any material contract;

•
enter into any contract or make any other commitment pursuant to which the Company or any of its affiliates would receive, directly or indirectly, the benefit of any funding, grants, facilities, services or other resources of a governmental entity, including any such commitment pursuant to which such governmental entity would be entitled to any ownership interest or other right in or to any intellectual property;

•
voluntarily terminate, suspend, abrogate, amend, let lapse or modify any material permit in a manner materially adverse to the Company and its subsidiaries, taken as a whole;

•
except for certain intercompany loans, incur, prepay, issue, syndicate, refinance, or otherwise become liable for, indebtedness for borrowed money in excess of $500,000, or modify in any material respect the terms of any such indebtedness for borrowed money, or assume, guarantee or endorse the obligations of any person (other than a wholly owned subsidiary of the Company), in each case, in excess of $500,000, subject to certain exceptions;

•
increase employee compensation and benefits; grant or pay any cash or equity-based incentive compensation, change in control, retention, severance, termination pay or other similar arrangement; establish, enter into, amend, or terminate any Gracell employee benefit plan; grant, cancel or forgive any loan or advance of money or any other property to any employee; hire, promote or terminate any employee at the level of Vice President or above (other than a termination for cause); increase the use of labor dispatch employees; or take any action to accelerate vesting, funding or payment of any compensation or benefits;

•
change, in any material respect, any accounting principles, except as required to conform with changes in appliable law, GAAP or regulatory requirements;

•
adopt or change any material tax accounting method or tax election or amend a material tax return or settle any tax claim or fail to file material tax returns or pay material taxes when due or change its annual tax accounting period or change its residence for Tax purpose or establish a permanent establishment in a jurisdiction where it is not already tax resident;

•
excepted to the extent required by applicable law or mandated by a governmental entity, enter into or negotiate any collective bargaining agreement, or organize or certify any labor union;

•
waive, release, settle or compromise any legal proceeding or other actions, subject to certain exceptions;

•
terminate or cancel, let lapse, or amend or modify in any material respect, other than renewals in the ordinary course of business, any material insurance policies maintained by it which are not promptly replaced by a comparable amount of insurance coverage;

•
enter any new line of business outside of its existing business as of the Merger Agreement that is material to the Company and its subsidiaries, taken as a whole; or

•
enter into agreements to do any of the foregoing.

No Solicitation of Acquisition Proposals
From the date of the Merger Agreement until the Effective Time or, if earlier, the valid termination of the Merger Agreement, Gracell has agreed not to, and to cause its respective representatives not to, directly or indirectly:
•
solicit, initiate or take any other action to knowingly facilitate or knowingly encourage (including by way of furnishing information) any inquiries regarding, or the making, submission, modification or amendment or announcement of any proposal or offer, including any proposal or offer to its shareholders, that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal (as defined below);

•
enter into, engage in, continue or otherwise participate in any manner in any discussions or negotiations regarding an Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal;

•
provide any information or data concerning the Company or any of its affiliates, or afford access to the business, properties, assets, books or records of the Company or any of its affiliates, to any person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) with the intent to induce the making, submission or announcement of an Acquisition Proposal or the intent to encourage, facilitate or assist an Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal;

•
approve, endorse, recommend, execute or enter into, or propose to approve, endorse, recommend, execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement (whether written or oral, binding or nonbinding) (other than an acceptable confidentiality agreement) providing for, relating to, or that would reasonably be expected to result in, any Acquisition Proposal (each, an “Alternative Acquisition Agreement”);

•
amend or grant any waiver or release under any confidentiality, standstill or similar agreement, to which the Company or any of its affiliates is a party, with respect to any class of equity interests of the Company or any of its affiliates in connection with any Acquisition Proposal (provided, that if the Board of Directors determines in its good faith judgment after consultation with its financial advisor and outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law, the Company may waive any such provision solely to the extent necessary to permit the person bound by such provision to make an Acquisition Proposal to the Board of Directors on a confidential basis);

•
(1) withdraw or qualify, amend or modify the Recommendation in any manner adverse to Parent or Merger Sub, (2) fail to include the Recommendation in this proxy statement when mailed to the shareholders of the Company, (3) recommend, adopt or approve or publicly propose to recommend, adopt or approve any Acquisition Proposal or enter into any Alternative Acquisition Agreement, (4) fail to recommend against any Acquisition Proposal that is a tender offer or exchange offer subject to Regulation 14D promulgated under the Exchange Act within 10 business days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender offer or exchange offer, or (5) resolve to effect or publicly announce an intention or resolution to effect any of the foregoing (collectively, a “Change of Recommendation”);
•
take any action to make any takeover statute inapplicable to any person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) or any Acquisition Proposal; or

•
resolve, propose or agree to do any of the foregoing.

The Merger Agreement also provides that the Company and its controlled affiliates will, and will cause their respective directors and officers to, and will use their respective reasonable best efforts to cause their respective representatives to, promptly cease and cause to be terminated any existing activities, discussions or negotiations with any persons conducted heretofore with respect to any Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal. The Company will promptly after execution of the Merger Agreement (A) terminate all access of any person (other than Parent and its representatives) to any electronic data room maintained by the Company in connection with any Acquisition Proposal and (B) request each person that has prior to the execution of the Merger Agreement executed a confidentiality agreement in connection with such person’s consideration of any Acquisition Proposal, to return (or if permitted by the applicable confidentiality agreement, destroy) all information required to be returned (or, if applicable, destroyed) by such person under the terms of the applicable confidentiality agreement.
In addition, Gracell has agreed to as promptly as practicable (and, in any event, within 36 hours) notify Parent in writing if it or, to its knowledge, any of its representatives becomes aware that (i) any Acquisition Proposal (or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal) is received by the Company, or (ii) any discussions or negotiations are sought to be initiated or continued with, the Company, its Board of Directors (or any committee thereof) or any representative of the foregoing in connection with any Acquisition Proposal (or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal). Such notice will expressly state the identity of the person or group of persons making such Acquisition Proposal (or such inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal) and the material terms and conditions of such Acquisition Proposal (or such inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal), together with copies of any written material documents relating thereto provided to the Company, its Board of Directors (or any committee thereof) or any representative of the foregoing, and thereafter the Company will keep Parent reasonably informed, on a reasonably current basis, of any material change to the terms of any such Acquisition Proposal (or such inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal), together with copies of any new written material documents (as well as written summaries of any material oral communications) relating thereto provided by such person or group of persons making such Acquisition Proposal to the Company, its Board of Directors (or any committee thereof) or any Representative of the foregoing.
Notwithstanding these restrictions, under certain limited circumstances, prior to the approval and authorization of the Merger Proposal by Gracell shareholders, Gracell may, among other things, contact, provide information to, and engage or participate in any discussions or negotiations with, a person who has made an unsolicited bona fide written (in each case, if requested by such person and such Acquisition Proposal did not result from any breach of Gracell’s non-solicitation obligations as set forth in the Merger Agreement (other than immaterial non-compliance that does not adversely affect Parent or Merger Sub) if (and only if), subject to complying with certain procedures described in the Merger Agreement, the Board of Directors (1) determines in good faith (after consultation with its financial advisor and its outside legal counsel) that such Acquisition Proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal, and, in each case, the failure to take such action would be inconsistent with the Board of Directors’ fiduciary duties to shareholders under applicable law and (2) first delivers written notice advising Parent that Gracell plans to take such action.

The Board of Directors’ Recommendation; Change of Recommendation
As described above, and subject to the provisions described below, the Board of Directors has made the recommendation that the holders of Gracell ordinary shares vote “FOR” the proposal to approve and authorize the execution, delivery and performance by Gracell of the Merger Agreement, the Plan of Merger and the other Transaction Documents to which Gracell is a party, and the consummation of the Transactions (including the Merger), upon the terms and subject to the conditions set forth therein. The Merger Agreement provides that the Board of Directors will not effect a Change of Recommendation except as described below.
From the date of the Merger Agreement until the Effective Time or, if earlier, the valid termination of the Merger Agreement, the Board of Directors may not make a Change of Recommendation. Notwithstanding the restrictions described above, prior to the approval and authorization of the Merger Proposal by the Gracell shareholders, the Board of Directors may effect a Change of Recommendation if (1) there has been an Intervening Event (as defined below); or (2) Gracell has received a bona fide Acquisition Proposal, that the Board of Directors has concluded in good faith (after consultation with its financial advisor and outside legal counsel) is a Superior Proposal (as defined below), in each case, to the extent a failure to effect a Change of Recommendation would be inconsistent with the Board of Directors’ fiduciary duties under applicable law.
The Board of Directors may only effect a Board of Directors Recommendation Change for an Intervening Event if:
•
the Board of Directors determines in its good faith judgment after consultation with its financial advisor and outside legal counsel that, in light of an Intervening Event, failure to make a Change of Recommendation would be inconsistent with its fiduciary duties under applicable law;

•
prior to effecting a Change of Recommendation in connection with an Intervening Event, (1) the Company will have provided a prior written notice (the “Intervening Event Notice”) to Parent that the Board of Directors intends to effect a Change of Recommendation in connection with such Intervening Event, which notice will specify the nature of the Intervening Event in reasonable detail, and (2) after providing such Intervening Event Notice and prior to making such Change of Recommendation in connection with such Intervening Event, the Company will, and will cause its representatives to, for four business days (the “Intervening Event Notice Period”), negotiate with Parent and its representatives in good faith (to the extent that Parent desires to negotiate) any proposed modifications to the terms and conditions of the Merger Agreement in a manner that obviates the need for such Change of Recommendation or so that failure to effect a Change of Recommendation would no longer be inconsistent with the directors’ fiduciary duties under applicable laws; and

•
following the end of such Intervening Event Notice Period, the Board of Directors will have determined in its good faith judgement (after consultation with its financial advisor and outside legal counsel), after considering the terms of any proposed amendment or modification to the Merger Agreement, that failure to effect a Change of Recommendation with respect to such Intervening Event would still be inconsistent with the directors’ fiduciary duties under applicable laws.

In addition, the Board of Directors may only effect a Change of Recommendation or authorize Gracell to terminate the Merger Agreement to enter into an Alternative Acquisition Agreement in response to a bona fide Acquisition Proposal that did not result from any breach of the non-solicitation obligations by Gracell (other than any immaterial non-compliance that does not adversely affect Parent or Merger Sub) that the Board of Directors has determined in good faith (after consultation with its financial advisor and outside legal counsel) is a Superior Proposal, in each case if and only if:
•
the Board of Directors has determined in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to do so would be inconsistent with its fiduciary duties under applicable law;

•
prior to effecting a Change of Recommendation in connection with an Acquisition Proposal, (1) the Company has provided prior written notice (the “Change Notice”) to Parent that the Board of Directors intends to effect a Change of Recommendation or terminate the Merger Agreement, describing in reasonable detail the reasons for such action (which notice will specify the identity of the party making the Acquisition Proposal and the material terms thereof (including the consideration offered therein) and will be delivered with complete copies of all relevant documents (other than redacted terms of financing documents) relating to such Acquisition Proposal and (2) the Company will, and will cause its representatives to, for four business days (the “Notice Period”), negotiate with Parent and its representatives in good faith (to the extent Parent desires to negotiate) any proposed modifications to the terms and conditions of the Merger Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal; provided that, in the event of any material revisions to the Acquisition Proposal, the Company will deliver a new Change Notice to Parent and comply again such requirements with respect to such new Change Notice; provided, further, that with respect to the new Change Notice to Parent, the Notice Period will be deemed to be a two-business day period rather than the four business day period first described above; and
•
following the end of the Notice Period (and any renewed period thereof), the Board of Directors will have determined in its good faith judgement (after consultation with its financial advisor and outside legal counsel), after considering the terms of any proposed amendment or modification to the Merger Agreement, that the Acquisition Proposal continues to constitute a Superior Proposal and failure to effect a Change of Recommendation with respect to such Acquisition Proposal would still be inconsistent with the directors’ fiduciary duties under applicable laws.

“Acquisition Proposal” means any indication of interest, proposal or offer from any person or group, other than Parent and its affiliates, relating to any (i) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of Gracell or any of its subsidiaries (including securities of subsidiaries) equal to 20% or more of the consolidated assets of Gracell, or to which 20% or more of the revenues or earnings of Gracell on a consolidated basis are attributable for the most recent fiscal year for which audited financial statements are then available, (ii) direct or indirect acquisition or issuance (whether in a single transaction or a series of related transactions) of 20% or more of the outstanding voting power of Gracell or the outstanding Gracell ordinary shares, (iii) tender offer or exchange offer that, if consummated, would result in such person or group beneficially owning 20% or more of the outstanding voting power of Gracell or outstanding Gracell ordinary shares, or (iv) merger, consolidation, share exchange, business combination, joint venture, reorganization, recapitalization, liquidation, dissolution or similar transaction or series of related transactions involving Gracell or any of its subsidiaries, under which such person or group or, in the case of clause (B), the shareholders or equityholders of any such person or group would acquire, directly or indirectly, (A) assets equal to 20% or more of the consolidated assets of Gracell, or to which 20% or more of the revenues or earnings of Gracell on a consolidated basis are attributable for the most recent fiscal year for which audited financial statements are then available, or (B) beneficial ownership of 20% or more of the outstanding voting power of Gracell or the surviving or resulting entity in such transaction, or 20% or more of the outstanding voting securities of the surviving or resulting entity in such transaction or 20% or more of the outstanding Gracell ordinary shares.
“Superior Proposal” means any bona fide, written Acquisition Proposal that did not result from a material breach of Section 6.3 of the Merger Agreement for an Acquisition Proposal on terms that the Board of Directors (or a duly authorized committee thereof) determines in good faith, after consultation with its financial advisor and outside legal counsel, and taking into account all legal, financial, regulatory and other aspects of the Acquisition Proposal (including the identity of the person making the Acquisition Proposal and the expected timing and likelihood of consummation, any governmental or other approval requirements (including divestitures and entry into other commitments and limitations), break-up fees, expense reimbursement provisions, conditions to consummation and availability of necessary financing (including, if a cash transaction (in whole or in part), the availability of such funds and the nature, terms and conditionality of any committed financing)), to be more favorable to Gracell’s shareholders, from a financial point of view, than the terms of the Merger (including any adjustment to the terms and conditions proposed by Parent in response to such proposal); provided, however, that for purposes of the reference to an “Acquisition Proposal” in this definition of a “Superior Proposal”, all references to “20% or more” in the definition of “Acquisition Proposal” will be deemed to be references to “a majority”.
“Intervening Event” means any material event, change, effect, development or occurrence that (i) was not known or reasonably foreseeable to the Board of Directors as of or prior to the date of the Merger Agreement and (ii) does not relate to or involve (A) any Acquisition Proposal, (B) any change in the market price or trading volume of the Gracell ordinary shares (provided, that the underlying cause of such event, change, effect, development or occurrence may constitute an Intervening Event), (C) any event, change or circumstance relating to Parent or any of its affiliates, (D) any change in conditions generally (including any regulatory changes) affecting the industries or sectors in which Gracell, Parent or any of their respective subsidiaries operates, (E) clearance of the Merger under the Antitrust and Foreign Investment Laws (as defined in the Merger Agreement) or any matters relating thereto or arising therefrom, or (F) the fact, in and of itself, that Gracell or any of its subsidiaries has met or exceeded any internal or published projections, forecasts, estimates or predictions, revenues, earnings or other financial or operating metrics for any period (provided, that the underlying cause of such event, change, effect, development or occurrence may constitute an Intervening Event).
Employee Benefits
The Merger Agreement provides that for a period of 12 months following the closing of the Merger, Parent will provide, or cause its applicable affiliates (including the Surviving Company and its subsidiaries) to provide, to each person who is an employee of the Company or its subsidiaries immediately prior to the Effective Time and who continues to be so employed immediately after the Effective Time (each, a “Continuing Employee”), (i) a base salary or base wage rate, as applicable, target annual or short-term cash incentive opportunities and severance and termination benefits that are, in each case, no less favorable than the base salary or base wage rate, as applicable, target annual or short-term cash incentive opportunities and severance and termination benefits provided to such Continuing Employee immediately prior to the Effective Time, and (ii) other employee benefits that are, taken as a whole, no less favorable than either (A) the employee benefits that were provided to such Continuing Employee immediately prior to the Effective Time or (B) those provided to similarly situated employees of Parent or its affiliates and (iv) with respect to any Continuing Employee outside of the United States, any other material terms and conditions of employment as were provided to such Continuing Employee immediately prior to the Effective Time; provided that, the term “other material terms and conditions” is limited to practices that, if changed or eliminated, would give rise to a claim for monetary damages or severance, redundancy or separation benefits under applicable Law. Notwithstanding the foregoing, for all purposes of the compensation and benefit to be provided during the 12-month period immediately following the closing of the Merger, (i) defined benefit pension benefits, retiree medical and other post-termination medical and welfare benefits, equity-based compensation and benefits, deferred compensation, retention, change in control, transaction and similar non-recurring bonuses or arrangements will be excluded, and (ii) if, with respect to any Continuing Employee outside of the United States, greater compensation or benefits are required to be provided under applicable Law, Parent will provide, or cause to be provided, such applicable greater compensation or benefits (to the extent required).
In addition, with respect to any benefit plan or arrangement maintained by Parent or its affiliates (including, after the closing of the Merger, the Surviving Company) in which any Continuing Employee is eligible to participate during the calendar year in which the closing of the Merger occurs (each, a “Parent Plan”), for purposes of determining eligibility to participate and vesting (but not for purposes of benefit accrual, except under Parent’s or its affiliates’ vacation policy), each Continuing Employee’s service with the Company or any of its subsidiaries (as well as service with any predecessor employer) prior to the closing of the Merger will be treated as service with Parent and its affiliates (including the Surviving Company) as of the closing of the Merger to the same extent and for the same purpose that such service was credited for such Continuing Employee under the corresponding employee benefit plan or arrangement maintained by the Company or its subsidiaries (each, a “Company Plan”) in which such Continuing Employee participated immediately prior to the closing of the Merger; provided that the foregoing will not apply (x) to the extent that it would result in any duplication of benefits, compensation, or coverage for the same period of service or (y) with respect to any pension plan or retiree medical welfare benefit program. With respect to any Parent Plan that is a group health plan, Parent will, or will cause its affiliates (including the Surviving Company) to, use commercially reasonable efforts to, for the plan year in which the closing of the Merger occurs, (i) waive, or cause to be waived, all preexisting condition, limitations, actively-at-work requirements and waiting periods with respect to participation by and coverage of each Continuing Employee (and his or her eligible dependents) to the same extent such condition, limitations, requirements and waiting periods were already satisfied or did not apply under the corresponding Company Plan that is a group health plan in which such Continuing Employee participated immediately prior to the closing of the Merger; and (ii) recognize, or cause to be recognized, the dollar amount of all coinsurance, deductibles and out-of-pocket expenses paid by each Continuing Employee (and his or her eligible dependents) under a Company Plan that is a group health plan during the portion of the applicable plan year prior to the closing of the Merger for purposes of satisfying the applicable plan year’s deductible and coinsurance limitations under the Parent Plan that is a group health plan in which each Continuing Employee (and his or her eligible dependents) participate during such applicable plan year.
Efforts to Close the Merger
Under the Merger Agreement, Parent, Merger Sub and Gracell agreed to use reasonable best efforts to take all actions, do all things and assist and cooperate with the other parties in doing all things, in each case as necessary, proper or advisable pursuant to applicable law or otherwise to consummate the Transactions.
Indemnification and Insurance
From and after the Effective Time, the Surviving Company and Parent will indemnify and hold harmless each present and former director and officer of Gracell or any of its subsidiaries against any costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities or awards paid in settlement incurred in connection with any actual or threatened action, whether civil, criminal, administrative or investigative and whether formal or informal, arising out of, relating to or in connection with such directorship or office at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that Gracell or its subsidiaries would have been permitted under the applicable law and to the fullest extent required by the organizational documents of Gracell or its subsidiaries as in effect on the date of the Merger Agreement. The Surviving Company will, and Parent will cause the Surviving Company to, honor and perform the obligations under any indemnification provision, advance of expenses and any exculpation provision in the organizational documents and indemnification agreements of the Surviving Company. The provisions in the Surviving Company’s organizational documents with respect to indemnification, advancement of expenses and exculpation of director and officer liability will be no less favorable to the current or former directors and officers of Gracell and its subsidiaries than those set forth in Gracell’s and its subsidiaries’ organizational documents as of the date of the Merger Agreement. Parent will maintain, or will cause the Surviving Company to maintain, in effect for at least six years from the Effective Time the current policies of the directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Gracell with respect to matters existing or occurring at or prior to the Effective Time and from insurance carriers having at least an “A” rating by A.M. Best with respect to directors’ and officers’ liability insurance; provided, however, that after the Effective Time, Parent and the Surviving Company will not be required to pay more than amount per annum equal to 300% of the last annual premium paid by Gracell prior to the date of the Merger Agreement.
In lieu of maintaining such directors’ and officers’ liability insurance policies, prior to the Effective Time, Gracell may, and at Parent’s request, will purchase a six-year prepaid “tail policy” providing at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured than the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Gracell with respect to claims arising from facts or events that occurred at or before the Effective Time, including the Transactions, and from insurance carriers having at least an “A” rating by A.M. Best with respect to directors’ and officers’ liability insurance. If such “tail” policy is not available or the aggregate cost for such “tail” policy exceeds the Maximum Annual Premium, Gracell will obtain a “tail” policy with as much coverage as reasonably practicable for the Maximum Annual Premium. If Gracell elects to purchase such “tail policy”, the Surviving Company will maintain such “tail policy” in full force and effect and continue to honor their respective obligations thereunder. Parent agrees to honor and perform under, and to cause the Surviving Company to honor and perform under, for a period of six years after the Effective Time, all indemnification agreements.
Other Covenants
Shareholders Meeting
Gracell has agreed to duly call, give notice of, convene and hold a meeting of its shareholders as soon as reasonably practicable following the date of the Merger Agreement for the purpose of seeking the approval of the Merger Agreement, the Merger and the Plan of Merger by the Company Requisite Vote. Under the terms of the Merger Agreement, the Company may, without the prior consent of Parent, and will if requested by Parent (with respect to the following clause (i)), adjourn or postpone the Extraordinary General Meeting if the Company or Parent, as applicable, believes in good faith that such adjournment or postponement is reasonably necessary to allow reasonable additional time to (i) solicit additional proxies necessary to achieve quorum or obtain approval of the Merger Agreement by the Company Requisite Vote at the Extraordinary General Meeting (including any adjournment or postponement thereof), or (ii) distribute any supplement or amendment to this proxy statement that the Board of Directors has determined in good faith after consultation with outside legal counsel is necessary under applicable law and for such supplement or amendment to be reviewed by Gracell’s shareholders prior to the Extraordinary General Meeting (including any adjournment or postponement thereof); provided, however, that the Extraordinary General Meeting will not be postponed or adjourned for more than 10 business days in each instance or 30 business days in the aggregate from the originally scheduled date of the Extraordinary General Meeting without the prior written consent of Parent (if such postponement or adjournment is made by the Company) or by mutual agreement of the Company and Parent (if such postponement or adjournment is requested by Parent).
Shareholder Litigation
In the event that any shareholder litigation related to the Merger Agreement, the Merger or the other Transactions is brought or threatened against Gracell, its officers or any members of the Board of Directors prior to the Effective Time (the “Transaction Litigation”), Gracell will promptly notify Parent of any such Transaction Litigation and will keep Parent reasonably informed with respect to the status thereof, including by promptly providing Parent copies of all proceedings and correspondence relating to such Transaction Litigation. Gracell will give Parent a reasonable opportunity to participate in the defense or settlement of any Transaction Litigation and will consider in good faith Parent’s advice with respect to such Transaction Litigation. Gracell may not settle any such litigation without Parent’s prior written consent (such consent not to be unreasonably withheld, delayed or conditioned).
Conditions to the Closing of the Merger
The obligations of Parent and Merger Sub, on the one hand, and Gracell, on the other hand, to consummate the Merger is subject to the satisfaction or waiver (where permitted by applicable law) of each of the following conditions:
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the approval and authorization of the Merger Proposal by the Company Requisite Vote;

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the expiration or termination of the applicable waiting period under the HSR Act (and any extensions thereof, including any voluntary agreements with a governmental entity not to consummate the Transactions for any period of time, if any); and

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the consummation of the Merger not being restrained, enjoined, rendered illegal or otherwise prohibited by any order, action or law of any governmental entity.

In addition, the obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permitted by applicable law) of each of the following additional conditions:
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the representations and warranties of Gracell relating to organization, good standing, corporate power, enforceability, authority and no brokers (1) that are not qualified by materiality or similar qualifications being true and correct in all material respects as of the date of the Merger Agreement and being true and correct in all material respects as of the Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty will be true and correct as of such specified date) and (2) that are qualified by materiality or similar qualifications being true and correct in all respects as of the date of the Merger Agreement and being true and correct in all respects as of the Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty will be true and correct as of such specified date);

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the representations and warranties of Gracell relating to certain aspects of Gracell’s capitalization being true and correct in all respects as of the date of the Merger Agreement and being true and correct in all respects as of the Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty will be true and correct as of such specified date), except for any de minimis inaccuracies;
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the other representations and warranties of Gracell set forth elsewhere in the Merger Agreement being true and correct in all respects as of the date of the Merger Agreement and being true and correct as of the Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty will be true and correct as of such specified date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, not having had and not reasonably be expecting to result in a Material Adverse Effect;

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Gracell having performed and complied in all material respects with all covenants, obligations and conditions of the Merger Agreement and complied with by Gracell;

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the receipt by Parent of a certificate of an executive officer of Gracell, certifying that the conditions described in the preceding bullets have been satisfied; and

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the absence of any Material Adverse Effect having occurred after the date of Merger Agreement that is continuing as of the Effective Time.

In addition, the obligation of Gracell to consummate the Merger is subject to the satisfaction or waiver (where permitted by applicable law) of each of the following additional conditions:
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the representations and warranties of Parent and Merger Sub set forth in the Merger Agreement being true and correct as of the date of the Merger Agreement and being true and correct as of the Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty will be true and correct as of such specified date), except where the failure of any such representations and warranties to be true and correct, individually or in the aggregate, would not reasonably be expected to prevent, materially delay or have a material adverse effect on the ability of Parent or Merger Sub to consummate the Transactions or otherwise have a material adverse effect on the ability of Parent or Merger Sub to perform their obligations under the Merger Agreement;

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Parent and Merger Sub having performed and complied in all material respects with all covenants, obligations and conditions of the Merger Agreement required to be performed and complied with by Parent or Merger Sub at or prior to the Effective Time;

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the receipt by Gracell of a certificate of an executive officer of Parent, certifying that the conditions described in the preceding two bullets have been satisfied; and

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the CVR Agreement being in full force and effect.

Termination of the Merger Agreement
The Merger Agreement may be terminated at any time prior to the Effective Time in the following ways:
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by mutual written agreement of Gracell and Parent;

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by written notice by either Gracell or Parent if:

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(1) any order, injunction, restraint, prohibition, action or law prohibits, make illegal, enjoin or otherwise prevents the consummation of the Merger (“Restraint”) will have become final and non-appealable; and (2) the party seeking to terminate is not in breach of, and has not breached, in any material respect, any of its obligations under the Merger Agreement required to be performed at or prior to the Effective Time, which breach has been the primary cause of such Restraint becoming final and non-appealable;

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(1) the Merger has not been consummated by 11:59 p.m. London Time on June 23, 2024 (as it may be extended by three months on no more than two occasions if, as of the most recent End Date, the applicable waiting period under the HSR Act (and any extensions thereof, including any voluntary agreements with a Governmental Entity not to consummate the Transactions for any period of time, if any) will not have expired or there is a Restraint related to antitrust or foreign investment laws, the “End Date”) and (2) the party seeking to terminate is not in breach of, and has not breached, in any material respect, any of its obligations under the Merger Agreement required to be performed at or prior to the Effective Time, which breach has been the primary cause of the failure of the Effective Time to occur on or before the End Date; or
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shareholders fail to approve and authorize the Merger Agreement, the Merger, the Plan of Merger, and the Transactions at the Extraordinary General Meeting or any adjournment or postponement thereof;

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by written notice from Gracell if:

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Parent or Merger Sub has breached or failed to perform any of its respective representations, warranties, covenants or other agreements set forth in the Merger Agreement such that certain conditions set forth in the Merger Agreement are not satisfied, and such breach is not capable of being cured, or is not cured, before the earlier of the End Date or the date that is 30 days following Gracell’s delivery of written notice of such breach; or

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the Board of Directors effects a Change of Recommendation or determines to terminate the Merger Agreement as a result of a Superior Proposal and Gracell has complied in all material respects with its non-solicitation obligations and substantially concurrently with or promptly after the termination of the Merger Agreement, Gracell enters into an Alternative Acquisition Agreement with respect to such Superior Proposal, subject to Gracell paying to Parent a termination payment of $33.8 million (plus applicable VAT).

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by written notice from Parent if:

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Gracell has breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in the Merger Agreement such that certain conditions set forth in the Merger Agreement are not satisfied and such breach is not capable of being cured, or is not cured, before the earlier of the End Date or the date that is 30 days following Parent’s delivery of written notice of such breach; or

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prior to the approval and authorization of the Merger Agreement, the Merger, the Plan of Merger, and the Transactions by Gracell shareholders, the Board of Directors effects a Change of Recommendation.

In the event that the Merger Agreement is terminated pursuant to the termination rights above, the Merger Agreement will be of no further force or effect without liability of any party to the other parties, as applicable, except certain sections of the Merger Agreement will survive the termination of the Merger Agreement in accordance with their respective terms, including terms relating to reimbursement of expenses and indemnification. Notwithstanding the foregoing, nothing in the Merger Agreement will relieve any party from any liability for any willful and material breach of the Merger Agreement. In addition, no termination of the Merger Agreement will affect the rights or obligations of any party pursuant to the confidentiality agreement between Gracell and Parent, which will survive the termination of the Merger Agreement in accordance with its terms.
Termination Payment
Parent will be entitled to receive a $33.8 million (plus applicable VAT) termination payment from Gracell if the Merger Agreement is terminated:
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by Gracell if the Board of Directors effects a Change of Recommendation or determines to terminate the Merger Agreement as a result of a Superior Proposal and Gracell is not then in breach of its non-solicitation obligations (other than immaterial non-compliance that does not adversely affect Parent or Merger Sub) and substantially concurrently with or promptly after the termination of the Merger Agreement, Gracell enters into an Alternative Acquisition Agreement with respect to such Superior Proposal;

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by Parent if the Board of Directors have made a Change of Recommendation prior to obtaining the approval and authorization of the Merger Agreement, the Merger, the Plan of Merger, and the Transactions by Gracell shareholders; or

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(1) (a) by either Parent or Gracell because (i) the closing of the Merger has not occurred by the End Date; or (ii) the shareholders fail to authorize and approve the Merger Agreement, the Merger, the Plan of Merger, and the Transactions; or (b) by Parent because Gracell has materially breached its representations, warranties, covenants or agreements in the Merger Agreement that would cause the applicable closing conditions to fail to be satisfied; (2) a person has made (since the date of the Merger Agreement and prior to its termination) a publicly available bona fide Acquisition Proposal that is not withdrawn more than two days prior to the Extraordinary General Meeting; and (3) Gracell enters into an agreement with respect to any Acquisition Proposal within 12 months of such termination (provided that, for purposes of the termination payment, all references to “20% or more” in the definition of “Acquisition Proposal” are deemed to be references to “more than 50%”) that is subsequently consummated or consummates any Acquisition Proposal.

Gracell will be entitled to receive a $41.6 million (plus applicable VAT) termination payment from Parent if the Merger Agreement is terminated:
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by written notice from either Parent or Gracell if (1) a Restraint has become final and non-appealable (to the extent that the applicable Restraint is related to any antitrust and foreign investment laws); and (2) the party seeking to terminate is not in breach of, or has breached, in any material respect, any of its obligations under the Merger Agreement required to be performed at or prior to the Effective Time, which breach has been the primary cause of such Restraint becoming final and non-appealable; or

•
by written notice from either Parent or Gracell if (1) the Effective Time has not occurred on or before the End Date; (2) the party seeking to terminate is not in breach of, and has not breached, in any material respect, any of its obligations under the Merger Agreement required to be performed at or prior to the Effective Time, which breach has been the primary cause of the failure of the Effective Time to occur on or before the End Date; and (3) all of the conditions to obligation of each party to effect the Merger and conditions to obligations of Parent and Merger Sub have been satisfied (or, if any such conditions are by their nature to be satisfied at the closing of the Merger, are, on the date of such termination, capable of being satisfied) or waived by Parent and Merger Sub, other than certain specified conditions related to any antitrust and foreign investment laws.

Specific Performance
Parent, Merger Sub and Gracell agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the parties do not perform the provisions of the Merger Agreement. Parent, Merger Sub and Gracell acknowledge and agree that: (1) the parties will be entitled to an injunction, specific performance and other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions thereof, without any requirement for the posting of any bond or other security, this being in addition to any other remedy to which they are entitled at law or in equity; and (2) prior to the closing of the Merger, Gracell will be entitled to specific performance to enforce specifically the terms and provisions of, and to prevent or cure breaches of the Merger Agreement.
Parent, Merger Sub and Gracell agree not to oppose the granting of an injunction, specific performance and other equitable relief as provided therein on the basis that (1) either party has an adequate remedy at law or (2) an award of specific performance is not an appropriate remedy for any reason at law or equity. Any party seeking an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement will not be required to provide any bond or other security in connection with any such order or injunction.
Fees and Expenses
Except in specified circumstances, whether or not the Merger is completed, each party is responsible for its own expenses incurred in connection with the Merger Agreement and the Transactions.
Amendment
The Merger Agreement may be amended by Gracell, Parent and Merger Sub by written agreement, executed and delivered by duly authorized officers of the respective parties at any time prior to the Effective Time.

However, after approval and authorization of the Merger Proposal by Gracell shareholders, no amendment that requires further approval by such shareholders pursuant to the Companies Act or the memorandum and articles of association of Gracell may be made without such further approval.
Governing Law
The Merger Agreement is governed by Delaware law, except certain matters, including matters related to the Merger, the cancellation of Gracell ordinary shares (including shares represented by Gracell ADSs) and the rights of Dissenting Shareholders, are exclusively governed by the laws of the Cayman Islands.

PROPOSAL 1: THE MERGER PROPOSAL
General
Gracell shareholders are being asked to approve and authorize the execution, delivery and performance by Gracell of the Merger Agreement, the Plan of Merger and the other Transaction Documents to which Gracell is a party, and the consummation of the Transactions (including the Merger) upon the terms and subject to the conditions set forth therein.
A copy of the Merger Agreement is attached as Annex A to this proxy statement and a copy of the Plan of Merger is attached as Annex B to this proxy statement.
Resolutions to be Voted Upon
The full text of the resolution to be proposed is as follows:
“RESOLVED, as a special resolution that the execution, delivery and performance by Gracell of the Merger Agreement, the Plan of Merger and the other Transaction Documents to which Gracell is a party, and the consummation of the Transactions (including the Merger), upon the terms and subject to the conditions set forth therein, be approved and authorized in all respects.”
Votes Required for Approval
The Merger Proposal must be authorized and approved by a special resolution (as defined in the Companies Act) of Gracell shareholders, which requires an affirmative vote of holders of Gracell ordinary shares representing at least two-thirds of the votes cast by such Gracell shareholders as, being entitled to do so, attend and vote in person (including by virtual attendance) or by proxy, at the Extraordinary General Meeting where a quorum is present. An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the Extraordinary General Meeting.
Recommendation of Gracell Board of Directors
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE GRACELL SHAREHOLDERS VOTE OR GIVE INSTRUCTION TO VOTE “FOR” THE APPROVAL OF THE MERGER PROPOSAL.

PROPOSAL 2: THE ADJOURNMENT PROPOSAL
General
Gracell shareholders are being asked to approve the Adjournment Proposal, if presented.
The Adjournment Proposal, if approved, will allow the chairman of the Extraordinary General Meeting to adjourn the Extraordinary General Meeting to a later date or dates, if necessary, (a) to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Extraordinary General Meeting, there are insufficient votes to approve the Merger Proposal, (b) to the extent necessary, to ensure that any required supplement or amendment to this proxy statement is provided to Gracell shareholders, or (c) if, as of the time for which the Extraordinary General Meeting is scheduled, there are insufficient Gracell ordinary shares represented (either in person (including by virtual attendance) or by proxy) to constitute a quorum necessary to conduct business at the Extraordinary General Meeting.
Consequences If the Adjournment Proposal Is Not Approved
If the Adjournment Proposal is presented to the meeting and is not approved by the Gracell shareholders, the Board of Directors may not be able to adjourn the Extraordinary General Meeting to a later date or dates. In such event, the Merger would not be completed.
Resolution to be Voted Upon
The full text of the resolution to be proposed is as follows:
“RESOLVED, as an ordinary resolution, that the Extraordinary General Meeting be adjourned to a later date or dates to be determined by the chairman of the Extraordinary General Meeting if necessary, (a) to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Extraordinary General Meeting, there are insufficient votes to approve the Merger Proposal, (b) to the extent necessary, to ensure that any required supplement or amendment to the proxy statement is provided to Gracell shareholders, or (c) if, as of the time for which the Extraordinary General Meeting is scheduled, there are insufficient Gracell Shares represented (either in person (including by virtual attendance) or by proxy) to constitute a quorum necessary to conduct business at the Extraordinary General Meeting.”
Votes Required for Approval
The Adjournment Proposal must be authorized and approved by an ordinary resolution under Cayman Islands law and the memorandum and articles of association of Gracell, which requires an affirmative vote of holders of Gracell ordinary shares representing a simple majority of the votes cast by such shareholders as, being entitled to do so, attend and vote in person (including by virtual attendance) or by proxy, or in the case of corporations or other non-natural persons, by their duly authorized representatives, as a single class at the Extraordinary General Meeting.
An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the Extraordinary General Meeting.
Recommendation of Board of Directors
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE GRACELL SHAREHOLDERS VOTE OR GIVE INSTRUCTION TO VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

MARKET PRICES AND DIVIDEND DATA
Gracell ADSs are listed on Nasdaq under the symbol “GRCL.” As of December 19, 2024, there were 482,861,887 Gracell ordinary shares outstanding (excluding 19,428,779 ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans) held by approximately 41 Gracell shareholders of record. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners but whose Gracell ordinary shares are held in street name by brokers and other nominees or are represented by Gracell ADSs. We have never declared or paid any cash dividends on Gracell ordinary shares.
On January 16, 2024, the latest practicable trading day before the mailing of this proxy statement, the closing price for Gracell ADSs on Nasdaq was $10.01 per share. You are encouraged to obtain current market quotations for Gracell ADSs.
Following the Merger, there will be no further market for Gracell ADS and it will be delisted from Nasdaq and deregistered under the Exchange Act. As a result, following the Merger we will no longer file periodic reports with the SEC.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth the beneficial ownership of our share capital as of January 8, 2024 by:
•
each person or group of affiliated persons, who we know to beneficially own more than 5% of Gracell ordinary shares;

•
each of our named executive officers;

•
each of our directors; and

•
all of our current named executive officers and directors as a group.

The percentage ownership information shown in the table is based on 483,561,767 shares of Gracell ordinary shares outstanding as of January 8, 2024 (including Gracell ordinary shares represented by Gracell ADSs but excluding 18,728,899 ordinary shares issued to the ADS Depositary for bulk issuance of Gracell ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans).
We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include (i) Gracell ordinary shares issuable pursuant to the exercise of Company Options that are currently exercisable or are exercisable within 60 days of January 8, 2024, (ii) Gracell ordinary shares issuable upon vesting of Company RSUs within 60 days of January 8, 2024, and (iii) Gracell ordinary shares issuable upon the exercise of Company Warrants that are currently exercisable or are exercisable within 60 days of January 8, 2024. These Gracell ordinary shares are deemed to be outstanding and beneficially owned by the person holding those Company Options, Company RSUs and Company Warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all Gracell ordinary shares shown as beneficially owned by them, subject to applicable community property laws.
Unless otherwise noted below, the address of each of the individuals and entities named in the table below is Building 12, Block B, Phase ll, Biobay Industrial Park, 218 Sangtian St., Suzhou Industrial Park, Jiangsu Province, People’s Republic of China. Dr. David Guowei Wang’s business address is Unit 4706, Raffles City Shanghai Office Tower, 268 Middle Xizang Road, Huangpu District, People’s Republic of China. Dr. Guotong Xu’s business address is Room 102, No.18, Lane 29, Lingling Road, XuHui District, Shanghai, People’s Republic of China. Ms. Wendy Hayes’s business address is 2370 Roanoke Trail, Reno, NV 89523. Christophe Kin Ping Lee’s business address is 2A, Sea Cliff Mansions, 19 Repulse Bay Road, Hong Kong. The information provided in the table is based on our records, information filed with the SEC and information provided to us, except where otherwise noted.
	Ordinary Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
Greater than 5% Shareholders:
Gracell Venture Holdings Limited(1)	75,248,975	15.56%
Entities affiliated with Vivo(2)	65,650,340	13.27%
TLS Beta Pte. Ltd.(3)	47,944,317	9.91%
Entities affiliated with OrbiMed(4)	46,987,145	9.71%
RA Capital Healthcare Fund, L.P.(5)	49,044,907	9.99%
Entities affiliated with LAV(6)	27,225,195	5.63%

Ordinary Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
Named Executive Officers and Directors:
William Wei Cao(7)	77,016,530	15.87%
David Guowei Wang	—	—
Guotong Xu	*	*
Wendy Hayes	*	*
Christophe Kin Ping Lee	*	*
Wendy Li	*	*
Yili Kevin Xie	*	*
Samuel Zhang	*	*
All directors and executive officers as a group (8 people)	84,608,020	17.21%

*
Represents voting power of less than 1%

(1)
Represents 15,049,795 Gracell ADSs directly held by Gracell Venture Holdings Limited, representing 75,248,975 Gracell ordinary shares. Gracell Venture Holdings Limited is wholly owned by Land Blossom Limited, a company incorporated in the British Virgin Islands. Land Blossom Limited, under The Cao Family Trust, or the Trust, established under the law of Republic of Singapore and managed by VISTRA Trust (Singapore) Pte. Limited, or the Trustee, is wholly owned and managed by the Trustee. Dr. William Wei Cao is the Settlor of the Trust and Dr. Cao and his family members are the Trust’s beneficiaries. Under the terms of the Trust, Dr. Cao has the power to direct the Trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the Gracell ordinary shares held by Gracell Venture Holdings Limited. The registered address of Gracell Venture Holdings Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(2)
Based solely on the information set forth in Schedule 13G filed with the SEC on August 18, 2023. Represents (i) 19,583,330 Gracell ordinary shares, represented by 3,916,666 Gracell ADSs and 6,316,695 Gracell ordinary shares, represented by 1,263,339 Gracell ADSs, issuable upon exercise of the Company Warrants, the exercise of which is subject to a beneficial ownership limitation of 19.99% of the outstanding Gracell ordinary shares held by Vivo Opportunity Fund Holdings, L.P., (ii) 20,751,705 Gracell ordinary shares, represented by 4,150,341 Gracell ADSs and 1,939,810 Gracell ordinary shares, represented by 387,962 Gracell ADSs, issuable upon exercise of Company Warrants, the exercise of which is subject to a beneficial ownership limitation of 19.99% of the outstanding Gracell ordinary shares held by Vivo Asia Opportunity Fund Holdings, L.P., (iii) 9,263,890 Gracell ordinary shares, represented by 1,852,778 Gracell ADSs and 2,988,115 Gracell ordinary shares, represented by Gracell 597,623 ADSs, issuable upon exercise of Company Warrants, the exercise of which is subject to a beneficial ownership limitation of 19.99% of the outstanding Gracell ordinary shares held by Vivo Opportunity Co-Invest, L.P., and (iv) 4,806,795 Gracell ordinary shares, represented by 961,359 Gracell ADSs held by Vivo Panda Fund, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P. Vivo Asia Opportunity, LLC is the general partner of Vivo Asia Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Co-Invest, L.P. Vivo Panda, LLC is the general partner of Vivo Panda Fund, L.P. The address of all entities affiliated with Vivo is 192 Lytton Avenue, Palo Alto, CA 94301.

(3)
Based solely on the information set forth in Amendment No. 1 to Schedule 13G filed with the SEC on October 19, 2023. Represents 47,944,317 Gracell ordinary shares held by TLS Beta Pte. Ltd., a company incorporated in Singapore. TLS Beta Pte. Ltd. is a direct wholly-owned subsidiary of Temasek Life Sciences Private Limited. Temasek Life Sciences Private Limited, is a direct wholly-owned subsidiary of Fullerton Management Pte Ltd, or FMPL, which in turn is a direct wholly-owned subsidiary of Temasek Holdings (Private) Limited, or Temasek. Temasek is wholly owned by the Singapore Minister for Finance. Under the Singapore Minister for Finance (Incorporation) Act (Chapter 183), the Minister for Finance is a body corporate. As a commercial investment company, Temasek has its own Board of Directors and a professional management team. Temasek owns and manages its portfolio with full commercial discretion and flexibility under the guidance of its Board. The Singapore Government is not involved in Temasek’s investment, divestment, or any other business or operational decisions. The principal business address of TLS Beta Pte. Ltd. is 60B Orchard Road #06-18 Tower 2, The Atrium@Orchard, Singapore 238891.

(4)
Based solely on the information set forth in Amendment No. 1 to Schedule 13D filed with the SEC on August 11, 2023. OrbiMed Asia Partners III, L.P. (“OAP III”), a limited partnership organized under the laws of the Cayman Islands, holds (i) 7,247,080 Gracell ADSs and (ii) 443,515 Gracell ordinary shares issuable upon exercise of Company Warrants. OrbiMed Asia GP III, L.P. (“OAP GP III”) is the general partner of OAP III, OrbiMed Advisors III Limited (“Advisors III”) is the general partner of OAP GP III, and OrbiMed Advisors LLC (“OrbiMed Advisors”) is the investment manager of OAP III. OrbiMed Genesis Master Fund, L.P. (“Genesis”), a limited partnership organized under the laws of the Cayman Islands, holds 305,748 ADSs. OrbiMed Genesis GP LLC (“Genesis GP”) is the general partner of Genesis, and OrbiMed Advisors is the managing member of Genesis GP. The Biotech Growth Trust PLC (“BIOG”), a publicly-listed investment trust organized under the laws of England, holds 756,304 Gracell ADSs, and OrbiMed Partners Master Fund Limited (“OPM”), an exempted company under the laws of Bermuda, holds 999,594 Gracell ADSs. OrbiMed Capital LLC (“OrbiMed Capital”) is the portfolio manager of BIOG and the investment advisor of OPM. OrbiMed Advisors and OrbiMed Capital exercise the investment and voting power through management committees comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Gracell ADSs held by OAP III, Genesis, BIOG and OPM. The principal business address of OrbiMed Capital LLC and OrbiMed Advisors LLC is 601 Lexington Avenue, 54th Floor, New York, NY 10022.
(5)
Based solely on the information set forth in Schedule 13G filed with the SEC on August 21, 2023. Represents (i) 41,666,665 Gracell ordinary shares and (ii) 7,378,242 Gracell ordinary shares issuable upon exercise of Company Warrants; provided, that, the number of Gracell ordinary shares beneficially owned by RA Capital Healthcare Fund, L.P. (“RACHF”) is limited by beneficial ownership limitations applicable to the exercise of Company Warrants held by RACHF, which limit the number of Gracell ordinary shares RACHF can beneficially own after the exercise of Company Warrants to a maximum of 9.99% of the outstanding Gracell ordinary shares . RA Capital Management, L.P. (“RA Capital”) is the investment manager for RACHF. The general partner of RA Capital is RA Capital Management GP, LLC, of which Peter Kolchinsky and Rajeev Shah are the managing members. Mr. Kolchinsky and Mr. Shah disclaim beneficial ownership of such shares, except to the extent of any pecuniary interest therein. RA Capital serves as investment adviser for RACHF and may be deemed a beneficial owner of the securities described herein as held by RACHF. The business address of the persons and entities set forth herein is 200 Berkeley Street, 18th Floor, Boston, MA 02116.

(6)
Represents (i) 10,049,125 Gracell ordinary shares (in the form of Gracell ADSs) held by LAV Biosciences Fund V, L.P., a Cayman Islands exempted limited partnership, (ii) 14,981,730 Gracell ordinary shares (in the form of Gracell ADSs) held by LAV Granite Limited, a British Virgin Island company, (iii) 375,825 Gracell ordinary shares (in the form of Gracell ADSs) held by LAV Biosciences Fund V Sub A, L.P., a United States limited partnership, as reported on Schedule 13G filed by LAV Granite Limited, among others, on February 9, 2022, and (iv) 1,375,000 Gracell ordinary shares and 443,515 Gracell ordinary shares issuable upon exercise of Company Warrants held by LAV Public Equity Master Fund. LAV Corporate V GP, Ltd. is the general partner of LAV GP V, L.P., which is the general partner of LAV Biosciences Fund V, L.P. Dr. Yi Shi is a Managing Partner of LAV Corporate V GP, Ltd and has voting power and investment discretion with regard to the shares held of record by LAV Biosciences Fund V, L.P. LAV Granite Limited is wholly owned by LAV Biosciences Fund IV, LP. Dr. Yi Shi is the managing partner of LAV Corporate IV GP, Ltd the general partner of LAV GP IV, L.P., which is the general partner of LAV Biosciences Fund IV, LP. The voting and investment power of shares held by LAV Granite Limited is exercised by Dr. Yi Shi. The registered address of LAV Biosciences Fund V, L.P. is 75 Fort Street, PO Box 1350, Grand Cayman KY1-1108, Cayman Islands. The registered address of LAV Granite Limited is PO Box 4301, Road Town, Tortola, British Virgin Islands. The address of LAV Public Equity Master Fund is c/o Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

(7)
Represents (i) 15,049,795 Gracell ADSs directly held by Gracell Venture Holdings Limited, representing 75,248,975 Gracell ordinary shares, and (ii) 353,511 Gracell ADSs that William Wei Cao has the right to acquire within 60 days of January 8, 2024 (including through exercise of Company Options), representing 1,767,555 Gracell ordinary shares. Gracell Venture Holdings Limited is wholly owned by Land Blossom Limited, a company incorporated in the British Virgin Islands. Land Blossom Limited, under The Cao Family Trust, or the Trust, established under the law of Republic of Singapore and managed by VISTRA Trust (Singapore) Pte. Limited, or the Trustee, is wholly owned and managed by the Trustee. Dr. William Wei Cao is the Settlor of the Trust and Dr. Cao and his family members are the Trust’s beneficiaries. Under the terms of the Trust, Dr. Cao has the power to direct the Trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the Gracell ordinary shares held by Gracell Venture Holdings Limited. The registered address of Gracell Venture Holdings Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

FUTURE SHAREHOLDER PROPOSALS
If the Merger is completed, we will have no public shareholders and there will be no public participation in any future meetings of shareholders of Gracell. However, if the Merger is not completed, shareholders will continue to be entitled to attend and participate in shareholder meetings.
Gracell will hold the regular annual general meeting of its shareholders in 2024 only if the Merger is not completed.

WHERE YOU CAN FIND MORE INFORMATION
Gracell is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and the equity securities of the Gracell are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. Moreover, as a foreign private issuer, neither U.S. federal securities laws nor the rules of the Nasdaq require us to file this proxy statement or any proxy solicitation materials accompanying this proxy statement on Schedule 14A or 14C in connection with the Extraordinary General Meeting. Gracell is soliciting proxies in connection with the Extraordinary General Meeting in accordance with applicable rules and regulations of the Cayman Islands.
We are subject to the reporting requirements of the Exchange Act applicable to foreign private issuers and we file our annual, and special reports, and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s Public Reference Room at 100 F Street NE, Washington, D.C. 20549 at prescribed rates. The information we file or furnish is also available free of charge on the SEC’s website at http://www.sec.gov.
You also may obtain free copies of the documents Gracell files with the SEC by going to the “Investors — Financial Information” section of our website at www.gracellbio.com. Our website address is provided as an inactive textual reference only. The information provided on our website is not part of this proxy statement, and therefore is not incorporated by reference.
Statements contained in this proxy statement regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to that contract or other document attached as an exhibit hereto. The SEC allows us to “incorporate by reference” information into this proxy statement. This means that we can disclose important information by referring to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this proxy statement. This proxy statement and the information that we later file with the SEC may update and supersede the information incorporated by reference. Similarly, the information that we later file with the SEC may update and supersede the information in this proxy statement. Gracell’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed on April 25, 2023 is incorporated herein by reference. The Company’s reports on Form 6-K furnished to the SEC since December 31, 2022 are incorporated herein by reference.
We undertake to provide without charge to each person to whom a copy of this proxy statement has been delivered, upon request, by first class mail or other equally prompt means, a copy of any or all of the documents incorporated by reference into this proxy statement, other than the exhibits to these documents, unless the exhibits are specifically incorporated by reference into the information that this proxy statement incorporates.
Requests for copies of our filings should be directed to:
Building 12, Block B, Phase II
Biobay Industrial Park
218 Sangtian St.
Suzhou Industrial Park, 215123
People’s Republic of China
+86 512-6262-6701
If you have any questions concerning the Merger, the Extraordinary General Meeting or the accompanying proxy statement, or would like additional copies of the accompanying proxy statement please contact:
1407 Broadway, 27th Floor
New York, New York 10018
proxy@mackenziepartners.com
Call Collect: (212) 929-5500
or
Toll-Free (800) 322-2885

MISCELLANEOUS
You should rely only on the information contained in this proxy statement, the annexes to this proxy statement and the documents that we incorporate by reference in this proxy statement in voting on the Merger. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement. This proxy statement is dated January 17, 2024. You should not assume that the information contained in this proxy statement is accurate as of any date other than that date (or as of an earlier date if so indicated in this proxy statement), and the mailing of this proxy statement to shareholders does not create any implication to the contrary. This proxy statement does not constitute a solicitation of a proxy in any jurisdiction where, or to or from any person to whom, it is unlawful to make a proxy solicitation.

Annex A
Execution Version
AGREEMENT AND PLAN OF MERGER
by and among
ASTRAZENECA TREASURY LIMITED,
GREY WOLF MERGER SUB
and
GRACELL BIOTECHNOLOGIES INC.
Dated as of December 23, 2023

A-i

A-ii

Schedules:
Schedule I	SUPPORT AGREEMENT SHAREHOLDERS
Schedule II	RETENTION AGREEMENT EMPLOYEES
Schedule III	PARENT KNOWLEDGE PARTIES

Exhibits:
Exhibit A	PLAN OF MERGER
Exhibit B	FORM OF CONTINGENT VALUE RIGHTS AGREEMENT

A-iii

AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER, dated as of December 23, 2023 (this “Agreement”), is entered into by and among AstraZeneca Treasury Limited, a private limited company incorporated under the laws of England and Wales (“Parent”), Grey Wolf Merger Sub, an exempted company with limited liability incorporated under the Laws of the Cayman Islands and a wholly owned Subsidiary of Parent (“Merger Sub”), and Gracell Biotechnologies Inc., an exempted company with limited liability incorporated under the Laws of the Cayman Islands (the “Company” and, together with the Parent and Merger Sub, the “Parties” and each, a “Party”).
RECITALS
WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with Part XVI of the Companies Act (As Revised) of the Cayman Islands (the “CICA”), it is proposed that Merger Sub will merge with and into the Company (the “Merger”), with the Company being the surviving company (as defined in the CICA) and becoming a wholly owned Subsidiary of Parent as a result of the Merger;
WHEREAS, the board of directors of the Company (the “Board of Directors”) has unanimously adopted resolutions: (a) determining that it is fair to, and in the commercial interests of, the Company and declared that it is advisable, to enter into this Agreement, the Plan of Merger and the other Transaction Documents to which the Company is a party; (b) approving the execution, delivery and performance by the Company of this Agreement, the Plan of Merger, and the other Transaction Documents to which the Company is a party, and the consummation of the Merger and the other transactions contemplated by this Agreement and the CVR Agreement (collectively, the “Transactions”) upon the terms and subject to the conditions set forth herein and therein; (c) determining to recommend the approval and authorization of the execution, delivery and performance by the Company of this Agreement, the Plan of Merger and the other Transaction Documents to which the Company is a party, and the consummation of the Transactions (including the Merger) to the shareholders of the Company at the Shareholders Meeting; and (iv) directing that this Agreement, the Merger and the other Transactions be submitted to the shareholders of the Company at the Shareholders Meeting for their approval;
WHEREAS, (a) the respective boards of directors of Parent and Merger Sub have (i) authorized and approved the execution, delivery and performance by Parent and Merger Sub, respectively, of this Agreement, the Plan of Merger, the CVR Agreement and the other Transaction Documents to which Parent or Merger Sub is or will be party, and the consummation of the Transactions, and (ii) declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement and the other Transaction Documents to which Parent or Merger Sub is or will be party (including for Merger Sub to enter into the Plan of Merger) and to consummate the Transactions upon the terms and subject to the conditions set forth herein and (b) Parent, as the sole shareholder of Merger Sub, has approved the execution, delivery and performance by Merger Sub of this Agreement, the Plan of Merger and the other Transaction Documents to which Merger Sub is or will be party, and the consummation of the Transactions upon the terms and subject to the conditions set forth herein;
WHEREAS, as a condition and material inducement to Parent’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, each of the shareholders of the Company or holders of ADSs set forth on Schedule I has entered into a support agreement (each, a “Support Agreement”) with Parent, whereby, among other things, such shareholder or ADS holder has agreed to vote in favor of this Agreement, the Plan of Merger, and the other Transaction Documents to which the Company is a party, and the consummation of the Transactions and to take actions in furtherance of the Transactions, in each case on the terms and subject to the conditions set forth therein;
WHEREAS, at or immediately prior to the Effective Time, Parent and a rights agent selected by Parent and reasonably acceptable to the Company (the “Rights Agent”) will enter into a Contingent Value Rights Agreement, in the form attached hereto as Exhibit B (subject to changes permitted by Section 6.12) (the “CVR Agreement”);
WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent and Merger Sub to enter this Agreement, each of the Persons listed on Schedule II has entered into and delivered to Parent a retention agreement with Parent or an Affiliate thereof, to be effective at, and contingent upon, the Effective Time, regarding such Person’s employment with Parent and its Affiliates following Closing; and
WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.
NOW, THEREFORE, in consideration of the foregoing premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Parties agree as follows:
Article I
THE MERGER
Section 1.1   The Merger.   Upon the terms and subject to the satisfaction or written waiver (where permitted by applicable Law) of the conditions set forth in Article VII, and in accordance with the applicable provisions of the CICA, Merger Sub shall be merged with and into the Company at the Effective Time and the shares in Merger Sub cancelled. As a result of the Merger, Merger Sub shall cease to exist and will be struck off the Register of Companies by the Registrar of Companies in the Cayman Islands (the “Registrar of Companies”) and the Company shall survive the Merger and continue as the surviving company (as defined in the CICA) of the Merger (the “Surviving Company”).
Section 1.2   Closing.   Upon the terms and subject to the conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place (a) at 8:00 a.m., Eastern Standard Time, via electronic exchange of documents and signature pages, on the third Business Day following the date on which the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted hereunder and by applicable Law, waiver of such conditions at the Closing), have been satisfied or, to the extent permitted hereunder and by applicable Law, waived in accordance with this Agreement, or (b) at such other time and place as the Company and Parent may agree in writing. The date on which the Closing actually occurs is referred to herein as the “Closing Date.” A condition set forth in Article VII may only be waived in writing by the Party or Parties entitled to such condition under this Agreement.
Section 1.3   Effective Time.   Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Parent, Merger Sub and the Company shall (a) cause the Merger to be consummated under the CICA by executing and filing the Plan of Merger with respect to the Merger substantially in the form attached hereto as Exhibit A (the “Plan of Merger”) with the Registrar of Companies as provided by Section 233 of the CICA and (b) make any other filings, recordings or publications required to be made by the Company or Merger Sub, in such forms as are required by, and executed in accordance with, the applicable provisions of the CICA. The Merger shall become effective on the date the Plan of Merger is registered by the Registrar of Companies or on such other date as specified in the Plan of Merger in accordance with the CICA (the “Effective Time”).
Section 1.4   Effect of the Merger.   At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Plan of Merger and in the applicable provisions of the CICA. Without limiting the generality of the foregoing, at the Effective Time, all the property, rights, privileges, powers and franchises of each of the Company and Merger Sub shall immediately vest in the Surviving Company, and all debts, liabilities and duties of each of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company in accordance with the provisions of the CICA and as provided in this Agreement.
Section 1.5   Company Memorandum and Articles of Association.   At the Effective Time, in accordance with the terms of the Plan of Merger and without any further action on the part of the Parties, the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time, shall become the memorandum and articles of association of the Surviving Company, save and except that (a) all references therein to the name “Grey Wolf Merger Sub” shall be amended to “Gracell Biotechnologies Inc.”; (b) all references therein to the authorized share capital of the Surviving Company shall be amended to refer to the correct authorized share capital of the Surviving Company as approved in the Plan of Merger, until thereafter amended in accordance with the applicable provisions of the CICA and such memorandum and articles of association; and (c) such memorandum and articles of association shall include such indemnification provisions as required by Section 6.10(b).
Section 1.6   Directors and Officers.
(a)   The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Company, unless otherwise determined by Parent prior to the Effective Time, each to hold office in accordance with the memorandum and articles of association of the Surviving Company until their respective successors are duly elected and qualified or until such director’s earlier death, resignation or removal.
(b)   The officers of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Company, unless otherwise determined by Parent prior to the Effective Time, each to hold office in accordance with the memorandum and articles of association of the Surviving Company until their respective successors are duly elected and qualified or until such officer’s earlier death, resignation or removal.
Article II
EFFECT OF MERGER ON ISSUED SHARE CAPITAL; MERGER CONSIDERATION; EXCHANGE OF CERTIFICATES
Section 2.1   Effect on Share Capital.   At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any of the following securities:
(a)   Treatment of Shares.   Each ordinary share, par value $0.0001 per share, of the Company (each, a “Share”) issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares, Dissenting Shares and Shares represented by ADSs) shall be cancelled and shall thereafter represent only the right to receive (i) $2.00 per Share in cash without interest (the “Per Share Closing Amount”) and (ii) one contingent value right (each, a “CVR”) per Share representing the right to receive a contingent payment of $0.30 per CVR in cash without interest upon the achievement of the Milestone set forth in, and subject to and in accordance with the terms and conditions of, the CVR Agreement (the Per Share Closing Amount plus one CVR, collectively, the “Per Share Merger Consideration”), in each case, subject to any applicable withholding Taxes. At the Effective Time, all of the Shares that have been cancelled and thereafter represent only the right to receive the Per Share Merger Consideration as provided in the previous sentence of this Section 2.1(a) shall no longer be issued and outstanding, shall be cancelled and cease to exist, and each former holder of Shares (other than the Excluded Shares, Dissenting Shares and Shares represented by ADSs) that were outstanding immediately prior to the Effective Time will cease to have any rights with respect to such Shares, except for the right to receive the Per Share Merger Consideration without interest, to be paid in accordance with this Article II and as set forth in the CVR Agreement.
(b)   Treatment of American Depositary Shares.   Each American Depositary Share, representing five Shares (each, an “ADS”), issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares), together with the underlying Shares represented by such ADSs, shall be cancelled and shall thereafter represent only the right to receive (i) $10.00 per ADS in cash without interest (the “Per ADS Closing Amount”) and (ii) five CVRs per ADS representing the right to receive a contingent payment of $0.30 per CVR in cash without interest upon the achievement of the Milestone set forth in, and subject to and in accordance with the terms and conditions of, the CVR Agreement (the Per ADS Closing Amount plus five CVRs, collectively, the “Per ADS Merger Consideration”), in each case, subject to any applicable withholding Taxes and pursuant to the terms and conditions set forth in this Agreement and the Deposit Agreement, and in the event of any conflict between this Agreement and the Deposit Agreement, this Agreement shall prevail and apply. The Per ADS Closing Amount shall be paid by the Paying Agent to the Depositary as the registered holder of such cancelled underlying Shares and the Depositary shall distribute the Per ADS Closing Amount and any additional payment that may become payable in accordance with Section 2.1(b)(ii) to the holders of such ADSs pursuant to the terms and conditions set forth in this Agreement, the CVR Agreement and the Deposit Agreement. At the Effective Time, all such ADSs (and such underlying Shares represented by the ADSs) that have been cancelled and thereafter represent only the right to receive the Per ADS Merger Consideration as provided in this Section 2.1(b) shall no longer be issued and outstanding and shall be cancelled, and shall cease to exist, and each former holder of any such ADSs will cease to have any rights with respect to such ADSs (and such underlying Shares represented by the ADSs), except the right to receive the Per ADS Merger Consideration without interest, to be paid in accordance with this Article II and as set forth in the CVR Agreement and the Deposit Agreement.
(c)   Treatment of Company Warrants.   Each warrant to purchase Shares (each, a “Company Warrant”) outstanding and not exercised immediately prior to the Effective Time shall be cancelled and thereafter represent only the right to receive from (or from a Person on behalf of) the Surviving Company an amount in cash, without interest, equal to the Black Scholes Value (as defined in the Company Warrant) of the remaining unexercised portion of each Company Warrant in accordance with its terms (the “Company Warrant Consideration”), subject to any required Tax withholdings as provided in Section 2.3(e)).
(d)   Treatment of Excluded Shares.   Each of the Excluded Shares and the ADSs representing the Excluded Shares, in each case issued and outstanding immediately prior to the Effective Time, shall be cancelled and cease to exist without payment of any consideration or distribution therefor.
(e)   Treatment of Dissenting Shares.   Each Share that is issued and outstanding immediately prior to the Effective Time and is held by a holder of Shares who shall have validly exercised and not effectively withdrawn or have not otherwise lost their rights to dissent from the Merger (“Dissenter Rights”), in accordance with Section 238 of the CICA (collectively, the “Dissenting Shares”, and holders of the Dissenting Shares collectively, the “Dissenting Shareholders”) shall be cancelled and cease to exist at the Effective Time, and the Dissenting Shareholders shall not be entitled to receive the Per Share Merger Consideration (except as provided in this Section 2.1(e)), and each such Dissenting Shareholder shall instead be entitled to receive only the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of Section 238 of the CICA (the “Dissenting Fair Value Payment”). If any Dissenting Shareholder shall have effectively withdrawn or lost its right to dissent in accordance with the CICA, then as of the later of the Effective Time and the occurrence of such event, the Dissenting Shareholder shall, in respect of its Shares cancelled at the Effective Time, be entitled to receive the Per Share Merger Consideration without interest, pursuant to Section 2.1(a) and the CVR Agreement and such Shares shall not be deemed to be Dissenting Shares.
(f)   Share Capital of Merger Sub.   Immediately following cancellation of the Shares and ADSs pursuant to the terms and conditions set out in Section 2.1(a) to Section 2.1(e), each ordinary share of Merger Sub that is issued and outstanding immediately prior to the Effective Time shall be cancelled and the Surviving Company shall issue to Parent, in consideration for its payment of the aggregate Per Share Merger Consideration, the aggregate Per ADS Per ADS Closing Amount and any additional payment that may become payable in accordance with Section 2.1(b)(ii), and any Dissenting Fair Value Payment in accordance with this Agreement, such validly issued, fully paid and non-assessable ordinary shares of the Surviving Company as set out in the Plan of Merger, which shall be reflected in the updated register of members of the Surviving Company. Such ordinary shares of the Surviving Company shall constitute the only issued and outstanding share capital of the Surviving Company upon the Effective Time.
Section 2.2   Treatment of Company Equity Awards.
(a)   Treatment of Company Options.   Each Company Option that is outstanding as of immediately prior to the Effective Time shall automatically accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time.
(i)   Treatment of In-the-Money Company Options.   As of the Effective Time, by virtue of the Merger and without any further action on the part of the holder thereof, Parent, Merger Sub or the Company, each Company Option that is outstanding as of immediately prior to the Effective Time and has a per-share exercise price that is less than the Per Share Closing Amount (each, an “In-the-Money Company Option”) shall be cancelled and converted into the right to receive (A) an amount in cash, without interest, equal to the product of (1) the total number of Shares subject to such In-the-Money Company Option immediately prior to the Effective Time multiplied by (2) the excess of (I) the Per Share Closing Amount over (II) the exercise price payable per Share under such In-the-Money Company Option, which amount shall be paid in accordance with Section 2.2(c) (the “In-the-Money Company Option Closing Amount”), and (B) one CVR with respect to each Share subject to such In-the-Money Company Option, representing the right to receive a contingent payment of $0.30 per CVR in cash without interest upon the achievement of the Milestone set forth in, and subject to and in accordance with the terms and conditions of the CVR Agreement (in each case, subject to any required Tax withholdings as provided in Section 2.3(e)) ((A) and (B) collectively the “In-the-Money Company Option Consideration”); and
(ii)   Treatment of Underwater Options.   As of the Effective Time, by virtue of the Merger and without any further action on the part of the holder thereof, Parent, Merger Sub or the Company, each Company Option that is outstanding as of immediately prior to the Effective Time and has an exercise price per Share that is equal to or greater than the Per Share Closing Amount but less than the sum of the Per Share Closing Amount plus $0.30 (each, an “Underwater Company Option”) shall be canceled and, subject to the remaining terms of this Section 2.2(a)(ii), converted into the right to receive, as of the delivery of the Milestone Notice, an amount in cash, without interest, equal to the product of (A) the total number of Shares subject to such Underwater Company Option immediately prior to the Effective Time multiplied by (B) the amount, if any, by which (I) the Per Share Closing Amount plus $0.30 exceeds (II) the exercise price payable per Share under such Underwater Company Option (in each case, subject to any required Tax withholdings as provided in Section 2.3(e)) (the “Underwater Company Option Consideration”). Notwithstanding the foregoing, (x) no amount shall be payable in respect of an Underwater Company Option if the Milestone is not achieved and no amount is paid in respect of a CVR (as determined in accordance with the CVR Agreement) and (y) in no event shall a holder of an Underwater Company Option be entitled to receive in respect of an Underwater Company Option any payment if the sum of the Per Share Closing Amount plus $0.30 (less any required Tax withholdings as provided in Section 2.3(e)) is equal to or less than the per share exercise price of such Underwater Company Option.
(iii)   Treatment of Other Options.   Notwithstanding anything in this Agreement to the contrary, as of the Effective Time, by virtue of the Merger and without any further action on the part of the holder thereof, Parent, Merger Sub or the Company, each Company Option that is outstanding as of immediately prior to the Effective Time and has an exercise price per Share that is equal to or greater than the sum of the Per Share Closing Amount plus $0.30 shall be canceled for no consideration.
(b)   Treatment of Company RSUs.   Each Company RSU that is outstanding as of immediately prior to the Effective Time shall accelerate and become fully vested effective immediately prior to, and contingent upon, the Effective Time. As of the Effective Time, by virtue of the Merger and without any further action on the part of the holder thereof, Parent, Merger Sub or the Company, each Company RSU that is outstanding immediately prior to the Effective Time shall be cancelled and converted into the right to receive (i) an amount in cash, without interest, equal to (A) the Per Share Closing Amount multiplied by (B) the aggregate number of Shares issuable in settlement of such Company RSU immediately prior to the Effective Time (the “Company RSU Closing Amount”), which amount shall be paid in accordance with Section 2.2(c), and (ii) one CVR with the respect to each Share issuable in settlement of such Company RSU, representing the right to receive a contingent payment of $0.30 per CVR in cash without interest upon the achievement of the Milestone set forth in, and subject to and in accordance with the terms and conditions of, the CVR Agreement (in each case, subject to any required Tax withholdings as provided in Section 2.3(e)) ((i) and (ii) collectively, the “Company RSU Consideration” and, together with the Per Share Merger Consideration, the Per ADS Merger Consideration, the Company Warrant Consideration, the In-the-Money Company Option Consideration and the Underwater Company Option Consideration, the “Merger Consideration”).
(c)   Payment Procedures.   As promptly as reasonably practicable following the Closing Date, but in no event later than the next regularly scheduled payroll date that occurs more than five Business Days following the Closing Date, Parent shall cause the Surviving Company or an Affiliate thereof to pay to the applicable holders of In-the-Money Company Options and Company RSUs, through its or such Affiliate’s payroll system or payroll provider, the In-the-Money Company Option Closing Amount and the Company RSU Closing Amount required to be paid to such holders in respect of In-the-Money

Company Options and Company RSUs that are cancelled and converted pursuant to Section 2.2(a) and Section 2.2(b) (in each case, subject to any required Tax withholdings as provided in Section 2.3(e)). As soon as reasonably practicable following the delivery of the Milestone Notice, but in no event later than the next regularly scheduled payroll date that occurs more than seven Business Days following the delivery of the Milestone Notice (and in all events no later than the date that is 45 days following the date on which the Milestone is achieved), Parent shall cause the Surviving Company or an Affiliate thereof to, pay the applicable former holders of Company Options and Company RSUs, through the Surviving Company’s or such Affiliate’s payroll system or payroll provider, such holder’s payment, if any, due in accordance with Section 2.2(a)(i)(B), Section 2.2(a)(ii) and Section 2.2(b)(ii). Notwithstanding anything in this Agreement to the contrary, it is the intent of the parties that the Milestone shall be deemed to constitute a substantial risk of forfeiture within the meaning of Section 409A of the Code. Notwithstanding anything to the contrary in this Section 2.2(c), if any payment contemplated by Section 2.2(a)(i), Section 2.2(a)(ii) and Section 2.2(b) is payable to a holder of a Company Equity Award who is not, and was not upon the grant of or at any time during the vesting period of the Company Equity Award, an employee of the Company or a Subsidiary of the Company for employment Tax purposes, then Parent shall cause the Surviving Company or an Affiliate thereof to, pay any amounts due to such holder pursuant to Section 2.2(a)(i), Section 2.2(a)(ii) and Section 2.2(b) through the Surviving Company’s or an Affiliate’s thereof accounts payable system (subject to any required Tax withholdings as provided in Section 2.3(e)).
(d)   Corporate Actions; Termination of Company Share Plans.   As promptly as practicable following the date hereof and in any event prior to the Effective Time, the Company, the Board of Directors or the relevant committee of the Board of Directors, as applicable, shall pass any resolutions and take all actions necessary and appropriate to (i) effectuate the provisions of this Section 2.2, (ii) ensure that after the Effective Time, no holder of any Company Equity Award shall have any right thereunder to acquire any securities of the Company, the Surviving Company or Parent, or to receive any payment or benefit with respect to any Company Equity Award, expect as provided in this Section 2.2, and (iii) to terminate the Company Share Plans and all award agreements thereunder, effective as of, and contingent upon, the Effective Time such that no Company Equity Awards or other rights with respect to Shares shall be granted or outstanding following the Effective Time.
Section 2.3   Exchange of Certificates, Etc.
(a)   Paying Agent.   Prior to the Closing, Parent or Merger Sub shall enter into an agreement in form and substance reasonably acceptable to the Company (including the identity of the paying agent) with a paying agent selected by Parent to act as agent for the holders of Shares (other than the Excluded Shares, Dissenting Shares and Shares represented by ADSs), ADSs (other than ADSs representing Excluded Shares) and Company Warrants in connection with the Merger (the “Paying Agent”) to receive payments required to be made pursuant to Section 2.1(a)(i), Section 2.1(b)(i), Section 2.1(c) or, when required thereby, Section 2.1(e) (collectively, the “Closing Consideration”); provided that the Paying Agent shall not act as agent with respect to any amount payable with respect to the CVRs. On the Closing Date and promptly following the Effective Time, or in the case of payments pursuant to Section 2.1(e) when required thereby, Parent shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Shares (other than the Excluded Shares, Dissenting Shares and Shares represented by ADSs), ADSs (other than ADSs representing Excluded Shares) and Company Warrants a cash amount in immediately available funds that is sufficient in the aggregate to pay the full amount of Closing Consideration (such cash being hereinafter referred to as the “Exchange Fund”). The Paying Agent shall invest the Exchange Fund as reasonably directed by Parent; provided that such investments shall be in obligations of or guaranteed by the United States, in commercial paper obligations rated the highest quality by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three months; provided that no such investment shall affect the Closing Consideration payable to the holders of Shares (other than the Excluded Shares, Dissenting Shares and Shares represented by ADSs), ADSs (other than ADSs representing Excluded Shares) and Company Warrants and, to the extent necessary to pay the Closing

Consideration, Parent shall promptly provide or cause to be provided additional funds to the Paying Agent for the benefit of holders of Shares (other than the Excluded Shares, Dissenting Shares and Shares represented by ADSs), ADSs (other than ADSs representing Excluded Shares) and Company Warrants entitled to receive such consideration in the amount of any such losses. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable for the Closing Consideration shall be promptly returned to Parent or the Surviving Company, as requested by Parent. The funds deposited with the Paying Agent pursuant to this Section 2.3(a) shall not be used for any purpose other than as contemplated by this Section 2.3(a) and Section 2.3(e).
(b)   Exchange Procedures.
(i)   Transmittal Materials.   Promptly after the Effective Time (and in any event within three Business Days thereafter), Parent and the Surviving Company shall cause the Paying Agent to mail or otherwise provide to each former holder of Shares of record of a certificate or certificates that immediately prior to the Effective Time represented issued and outstanding Shares, if any (“Certificates”), and each former holder of record of Shares held in book-entry form (“Book-Entry Shares”) (in each case, other than holders of Excluded Shares, Dissenting Shares and Shares represented by ADSs) and each former holder of certificates representing Company Warrants (the “Warrant Certificates”) and each former holder of Company Warrants held in book-entry form (“Book-Entry Warrants”) (A) transmittal materials, including a letter of transmittal in customary form as agreed by the Parties, specifying that delivery shall be effected, and risk of loss and title to the Certificates and Warrant Certificates will pass, only upon delivery of the Certificates or Warrant Certificates to the Paying Agent or, with respect to Book-Entry Shares or Book-Entry Warrants, only upon delivery of an “agent’s message” regarding the book-entry transfer of Book-Entry Shares or Book-Entry Warrants (or such other evidence, if any, of the transfer as the Paying Agent may reasonably request), such transmittal materials to be in such form and have such other provisions as Parent and the Company may reasonably agree, and (B) instructions for use in effecting the surrender of Certificates or Warrant Certificates or exchange of Book-Entry Shares or Book-Entry Warrants, as applicable, for the aggregate Closing Consideration payable in respect thereof. Promptly following any Shares ceasing to be Dissenting Shares (and in any event within five Business Days thereafter), Parent shall cause the Paying Agent to mail or otherwise provide to the applicable shareholders the documents described in the immediately preceding sentence.
(ii)   Share Certificates.   Upon surrender of Certificates to the Paying Agent (together with a letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required pursuant to such instructions (as applicable)), in addition to the right to receive CVRs under this Agreement and the CVR Agreement, each holder of record of one or more Certificates, if any (other than Certificates representing Excluded Shares, Dissenting Shares and Shares represented by ADSs), shall be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver as promptly as reasonably practicable after the Effective Time, a cash amount in immediately available funds (subject to any required Tax withholdings as provided in Section 2.3(e)) equal to the product obtained by multiplying (A) the number of Shares represented by such surrendered Certificates by (B) the Per Share Closing Amount, and the Certificates so surrendered shall immediately be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates to the Paying Agent. In the event that any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall issue a check in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof and, if reasonably required by the Surviving Company or the Paying Agent, the posting by such holder of a customary bond issued for lost, stolen or destroyed share certificates, in such reasonable amount as the Surviving Company or the Paying Agent may direct (which shall not exceed the aggregate Per Share Closing Amount payable to such holder), as indemnity against any claim that may be made against the Surviving Company or the Paying Agent with respect to such Certificates, an amount in cash (subject to any required Tax withholdings as provided in Section 2.3(e)) equal to the product of the number of Shares represented by such Certificates multiplied by the Per Share Closing Amount to which the holder thereof is entitled pursuant to Section 2.1(a) and Section 2.1(e).

(iii)   Warrant Certificates.   Upon surrender of Warrant Certificates to the Paying Agent (together with a letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required pursuant to such instructions (as applicable)), each holder of record of one or more Warrants Certificates shall be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver as promptly as reasonably practicable after the Effective Time, a cash amount in immediately available funds (subject to any required Tax withholdings as provided in Section 2.3(e)) equal to the Company Warrant Consideration, and the Warrant Certificates so surrendered shall immediately be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Warrant Certificates to the Paying Agent. In the event that the Warrant Certificate shall have been lost, stolen or destroyed, the Paying Agent shall issue a check in exchange for such lost, stolen or destroyed Warrant Certificate, upon the making of an affidavit of that fact by the holder thereof and, if reasonably required by the Surviving Company or the Paying Agent, the posting by such holder of a customary bond issued for lost, stolen or destroyed warrant certificates, in such reasonable amount as the Surviving Company or the Paying Agent may direct (which shall not exceed the Company Warrant Consideration payable to such holder), as indemnity against any claim that may be made against the Surviving Company or the Paying Agent with respect to such Warrant Certificate, an amount in cash (subject to any required Tax withholdings as provided in Section 2.3(e)) equal to the Company Warrant Consideration.
(iv)   Book-Entry Shares.   Notwithstanding anything to the contrary contained in this Agreement, any holder of Book-Entry Shares will not be required to deliver a Certificate to receive the Per Share Closing Amount in respect of such Book-Entry Shares. In lieu thereof, in addition to the right to receive CVRs under this Agreement and the CVR Agreement, each holder of record of one or more Book-Entry Shares (other than Excluded Shares, Dissenting Shares and Shares represented by ADSs) shall, upon receipt by the Paying Agent of an “agent’s message” in customary form or other evidence, if any, as the Paying Agent may have reasonably requested, be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver as promptly as reasonably practicable after the Effective Time, a cash amount in immediately available funds (subject to any required Tax withholdings as provided in Section 2.3(e)) equal to the product obtained by multiplying (A) the number of Shares represented by such Book-Entry Shares by (B) the Per Share Closing Amount. No interest will be paid or accrued on any amount payable upon due receipt of by the Paying Agent of an “agent’s message” in customary form or other evidence, if any, as the Paying Agent may have reasonably requested.
(v)   Book-Entry Warrants.   Notwithstanding anything to the contrary contained in this Agreement, any holder of Book-Entry Warrants will not be required to deliver a Warrant Certificate to receive the Company Warrant Consideration in respect of such Book-Entry Warrants. In lieu thereof, each holder of record of one or more Book-Entry Warrants shall, upon receipt by the Paying Agent of an “agent’s message” in customary form or other evidence, if any, as the Paying Agent may have reasonably requested, be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver as promptly as reasonably practicable after the Effective Time, a cash amount in immediately available funds (subject to any required Tax withholdings as provided in Section 2.3(e)) equal to the Company Warrant Consideration. No interest will be paid or accrued on any amount payable upon due receipt of by the Paying Agent of an “agent’s message” in customary form or other evidence, if any, as the Paying Agent may have reasonably requested.
(vi)   ADSs.   Prior to the Effective Time, Parent and the Company shall establish procedures with the Paying Agent, the Rights Agent and the Depositary to ensure that Milestone Payment Amounts (as defined in the CVR Agreement) are made to former holders of ADSs (other than ADSs representing Excluded Shares) pursuant to this Agreement, the Deposit Agreement and the CVR Agreement and that (A) the Paying Agent will transmit to the Depositary as promptly as reasonably practicable following the Effective Time an amount in cash in immediately available funds equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than ADSs representing Excluded Shares) and (y) the Per ADS Closing Amount, and (B) the Depositary will distribute the aggregate Per ADS Merger Consideration to holders of ADSs pro rata to their holdings of ADSs (other than ADSs representing Excluded Shares) upon surrender by them of the ADSs and/or the cancellation of such ADSs by the Depositary in accordance with Section 2.1(b), the CVR Agreement and the Deposit Agreement.
(vii)   Interest.   No interest shall be paid or will accrue on any amount payable in respect of the Shares or ADSs pursuant to the provisions of this Section 2.3(b).
(viii)   Unrecorded Transfers; Other Payments.   In the event of a transfer of ownership of Shares, ADSs or Company Warrants that is not registered in the register of members of the Company maintained by the Company, the Company Warrant register maintained by the Company or in the books maintained by the Depositary, as applicable, or if payment of the aggregate Per Share Closing Amount, the aggregate Per ADS Closing Amount or the aggregate Company Warrant Consideration is to be made to a Person other than the Person in whose name the Certificates, Warrant Certificates, the Book-Entry Shares, Book-Entry Warrants or ADSs, as applicable, are registered, a cheque for any cash to be exchanged upon due surrender of Certificates or Warrant Certificates (or affidavits if Certificates or Warrant Certificates are lost, stolen or destroyed) or receipt by the Paying Agent of an “agent’s message” or other evidence, if any, as the Paying Agent may have reasonably requested in the case of Book-Entry Shares or Book-Entry Warrants, or due surrender and/or cancellation of ADSs, as applicable, may be issued to such transferee or other Person if the Certificates, Warrant Certificates, Book-Entry Shares, Book-Entry Warrants or ADSs, as applicable, formerly representing such Shares (other than Excluded Shares, Dissenting Shares and Shares represented by ADSs), ADSs (other than ADSs representing Excluded Shares) or Company Warrants are properly presented to the Paying Agent or the Depositary (as applicable) accompanied by all documents required to evidence, to the reasonable satisfaction of the Surviving Company, and effect such transfer and to evidence that any applicable transfer or other similar Taxes have been paid or are not applicable.
(ix)   ADS Expenses.   Pursuant to the terms of the Deposit Agreement, the ADS holders will pay any applicable fees, charges and expenses of the Depositary, stock transfer or other Taxes and other government charges due to or incurred by the Depositary in connection with the cancellation, termination or surrender of their ADSs.
(c)   Termination of Exchange Fund.   Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains unclaimed by the former holders of Shares (other than Excluded Shares, Dissenting Shares and Shares represented by ADSs) or ADSs (other than ADSs representing Excluded Shares) or Company Warrants for 12 months after the Effective Time shall be delivered to Parent or the Surviving Company, as requested by Parent, upon demand. Any holder of Certificates, Book-Entry Shares or ADSs (in each case, other than Dissenting Shares, Excluded Shares, Shares represented by ADSs and ADSs representing Excluded Shares) or Warrant Certificates or Book-Entry Warrants who has not theretofore complied with Section 2.3(b) shall thereafter be entitled to look to Parent for payment of the relevant aggregate Closing Consideration (subject to any required Tax withholdings as provided in Section 2.3(e) and deduction of any fees, including ADS cancellation, termination or surrender fees, payable by holders of ADSs in accordance with the Deposit Agreement) upon due surrender of evidence of Certificates or Warrant Certificates (or affidavits if Certificates or Warrant Certificates are lost, stolen or destroyed) or delivery of an “agent’s message” or other evidence, if any, as the Surviving Company may have reasonably requested in the case of Book-Entry Shares, Book-Entry Warrants or ADSs (together with a letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required pursuant to such instructions (as applicable)), without any interest thereon and Parent, subject to the following sentence, shall remain liable for payment of such holder’s claim for the relevant aggregate Closing Consideration (subject to any required Tax withholdings as provided in Section 2.3(e) and deduction of any fees, including ADS cancellation, termination or surrender fees, payable by holders of ADSs in accordance with the Deposit Agreement) payable upon due surrender of Certificates or Warrant Certificates (or affidavits if Certificates or Warrant Certificates are lost, stolen or destroyed) or due receipt by the Surviving Company of an “agent’s message” or other evidence, if any, as the Surviving Company may have reasonably requested in the case of Book-Entry Shares, Book-Entry Warrants or ADSs. Notwithstanding anything to the contrary herein, none of the Surviving Company, Parent or its Subsidiaries, the Company, the Paying Agent, the Depositary or any other Person shall be liable to any former holder of Shares or ADSs or Company Warrants for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. Any amounts remaining unclaimed by such former holders immediately prior to such time at which such amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Law, the property of Parent, free and clear of all claims of interest of any Person previously entitled thereto.
(d)   Transfers.   From and after the Effective Time, the register of members of the Company, the Company Warrant register maintained by the Company and the books of the Depositary shall be closed, and there shall be no registration of transfers on the register of members of the Surviving Company, the Company Warrant register or the books and records of the Depositary of the Shares, Company Warrants and ADSs, as applicable, that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, any evidence of a Certificate, Warrant Certificate, Book-Entry Share, Book-Entry Warrant or ADS is presented, and is acceptable, to the Surviving Company, Parent, the Paying Agent or the Depositary for transfer, subject to compliance with the procedures set forth in this Section 2.3(d), it shall be cancelled and thereafter represent only the right to receive the cash amount in immediately available funds to which the holder thereof would have been entitled pursuant to Section 2.1(a), Section 2.1(b), Section 2.1(c) or Section 2.1(e), as applicable, and the CVR Agreement (in each case, without interest and subject to any required Tax withholdings as provided in Section 2.3(e) and deduction of any fees, including ADS cancellation, termination or surrender fees, payable by holders of ADSs in accordance with the Deposit Agreement). The relevant aggregate Closing Consideration paid upon surrender of Certificates or Warrant Certificates (or affidavits if Certificates or Warrant Certificates are lost, stolen or destroyed) or receipt by the Paying Agent, the Depositary, or the Surviving Company, as applicable, of an “agent’s message” or other evidence, if any, as the Paying Agent, the Depositary, or the Surviving Company, as applicable, may have reasonably requested in the case of Book-Entry Shares, Book-Entry Warrants or ADSs, in each case, in accordance with the terms of this Section 2.3, shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares formerly represented by such Certificates (or affidavits) or Book-Entry Shares or ADSs, as applicable or Company Warrants formerly represented by such Warrant Certificates (or affidavits) or Book-Entry Warrants.
(e)   Withholding Rights.   Notwithstanding anything herein to the contrary, each of the Paying Agent, the Depositary, Parent, and the Surviving Company shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement or the CVR Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any applicable Law. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts (i) shall be remitted by the Paying Agent, the Depositary, Parent or the Surviving Company, as applicable, to the applicable Governmental Entity, and (ii) to the extent so remitted, shall be treated for all purposes of this Agreement or the CVR Agreement as having been paid to the Person in respect of which such deduction and withholding was made by the Paying Agent, the Depositary, Parent or the Surviving Company, as the case may be.
(f)   Untraceable Shareholders and Company Warrant holders.   Remittances for the Per Share Closing Amount, the Per ADS Closing Amount and the Company Warrant Consideration, as the case may be, shall not be sent to holders of Shares, ADSs or Company Warrants who are untraceable unless and until they notify the Paying Agent, the Depositary or the Surviving Company, as applicable, of their current contact details. A holder of Shares, ADSs or Company Warrants will be deemed to be untraceable if (i) such Person has no registered address in the register of members maintained by the Company, the books maintained by the Depositary, or the Company Warrant register maintained by the Company, as applicable, (ii) on the last two consecutive occasions on which a dividend has been paid by the Company, a check payable to such Person by the Company, in respect of such dividend either (x) has been sent to such Person and has been returned undelivered or has not been cashed or (y) has not been sent to such Person because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company or the Depositary, as applicable, or (iii) notice of the Shareholders Meeting convened to vote on the Merger or any notice required to be sent to the holders of Company Warrants in connection with the Merger, as applicable, has been sent to such Person and has been returned undelivered. Monies due to holders of Shares, ADSs or Company Warrants who are untraceable shall be returned to Parent on demand and held in a non-interest bearing bank account for the benefit of holders of Shares, ADSs and

Company Warrants who are untraceable. Monies unclaimed after a period of six years from the Closing Date shall be forfeited and shall revert to Parent.
Section 2.4   Dissenting Shares.   The Company shall give Parent (a) prompt notice of any written notices of objection, notice of authorization of the Merger, notice of dissent to the Merger or demands for appraisal or written offers, under Section 238 of the CICA received by the Company, written withdrawals of such objections, notices, dissents, demands or offers, and any other instruments served pursuant to applicable Law of the Cayman Islands and received by the Company relating to the exercise of any rights to dissent from the Merger or appraisal rights by the Dissenting Shareholders, and (b) the opportunity to participate in all negotiations and proceedings with respect to any such notice or demand for appraisal under the CICA. The Company shall not, except with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), make any offers or payment with respect to any exercise by a Dissenting Shareholder of its rights to dissent from the Merger or any demands for appraisal or offer to settle or settle any such demands or approve any withdrawal of any such dissenter rights or demands.
Section 2.5   Adjustments.   Notwithstanding anything to the contrary herein, in the event that the number of Shares or ADSs or securities convertible or exchangeable into or exercisable for Shares (including Shares represented by ADSs) issued and outstanding after the date hereof and prior to the Effective Time (including any Company Options, Company RSU and Company Warrants) shall have been changed into a different number of Shares or ADSs or securities or a different class as a result of a reclassification, share split (including a reverse share split), combination, share dividend or distribution, recapitalization, subdivision, merger, issuer tender or exchange offer, or other similar transaction (but excluding any change that results from any exercise of Company Options or Company Warrants, the vesting of any Company Options or the settlement of any Company RSUs), then the Merger Consideration shall be equitably adjusted to provide to Parent and the holders of Shares, ADSs, Company Options, Company RSUs and Company Warrants the same economic effect as contemplated by this Agreement prior to such event; provided that nothing in this Section 2.5 shall be construed to permit the Company, any Subsidiary of the Company or any other Person to take any action that is otherwise prohibited by the terms of this Agreement.
Section 2.6   Termination of Deposit Agreement.   As soon as reasonably practicable after the Effective Time, the Surviving Company shall provide notice to the Bank of New York Mellon (the “Depositary”) to terminate the deposit agreement, dated January 7, 2021, among the Company, the Depositary and all holders from time to time of ADSs issued thereunder (the “Deposit Agreement”) in accordance with its terms.
Section 2.7   Agreement of Fair Value.   Parent, Merger Sub and the Company respectively agree that the Per Share Merger Consideration is equal to or greater than the fair value of the Shares for the purposes of Section 238(8) of the CICA.
Article III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
The Company hereby represents and warrants to Parent and Merger Sub that, except (i) as disclosed in the SEC Reports filed or furnished and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval System (“EDGAR”) since the Applicable Date and prior to the date that was two Business Days prior to the date of this Agreement (excluding any disclosures set forth in the SEC Reports (A) under the captions “Risk Factors” or “Forward-Looking Statements” and (B) in any other section relating to forward-looking statements, in each case of (A) and (B), to the extent they are cautionary, predictive or forward-looking in nature and are not specific factual information contained therein), or (ii) as set forth on the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company concurrently with entering into this Agreement (the “Company Disclosure Letter”), it being acknowledged and agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure:
Section 3.1   Organization and Qualification; Subsidiaries.   Each of the Company and its Subsidiaries (a) is a legal entity duly incorporated or organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of incorporation or organization, (b) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets in the manner in which they are currently owned, leased and operated and to conduct its business in the manner as presently conducted, and is qualified or licensed to do business as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or present conduct of its business requires such qualification or license, and (c) to the extent such concept is applicable, is in good standing, in each jurisdiction where the ownership, leasing or operation of its assets or properties or present conduct of its business requires such qualification, except, in the case of clauses (b) and (c), as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
Section 3.2   Memorandum and Articles of Association.
(a)   The Company has furnished or otherwise made available to Parent, prior to the date hereof, (i) a true, correct and complete copy of the memorandum and articles of association, as amended to date (the “Memorandum and Articles of Association”), of the Company in effect as of the date of this Agreement, and (ii) any other Organizational Documents, as amended to date, of each of the Company and the Company’s Subsidiaries as in effect as of the date of this Agreement, and each of the foregoing documents is in full force and effect, except in the case of clause (ii), where such failure would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.
(b)   The Company is not in violation of any provision of the Memorandum and Articles of Association.
Section 3.3   Capitalization of the Company.
(a)   The authorized share capital of the Company is $100,000 divided into 1,000,000,000 shares, of which (x) 600,000,000 are designated as ordinary shares of $0.0001 par value per share and (y) 400,000,000 are designated as undesignated shares of $0.0001 par value per share. As of the close of business in New York City on December 19, 2023 (the “Capitalization Date”):
(i)   482,861,887 Shares were issued and outstanding and no Shares are held by the Company in its treasury;
(ii)   4,416,684 Shares were available for issuance pursuant to the Company Share Plans;
(iii)   Company Options to acquire 13,898,525 Shares upon exercise were issued and outstanding;
(iv)   Company RSUs covering 1,113,570 Shares upon settlement were issued and outstanding; and.
(v)   Company Warrants to purchase 44,802,870 Shares were outstanding.
Except as set forth in Section 3.3(a) hereof, as of the Capitalization Date, there are no other issued and outstanding Equity Securities of the Company. From the close of business New York City time on the Capitalization Date until the date of this Agreement, the Company has not issued or granted any Shares or other Equity Securities of the Company, except for issuances of Shares upon the exercise of Company Options, the settlement of Company RSUs or the exercise of Company Warrants, in each case, outstanding as of the close of business New York City time on the Capitalization Date, in accordance with their respective terms.
(b)   All issued and outstanding Shares are not subject to, and were not issued in violation of, any preemptive rights, purchase options, call or right of first refusal or similar rights. There are no accrued and unpaid dividends with respect to any outstanding Shares. All issued and outstanding Shares are duly authorized, validly issued, fully paid and non-assessable.
(c)   Section 3.3(c) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the Capitalization Date, of all outstanding Company Equity Awards, including, with respect to each such Company Equity Award, (i) the number of Shares issuable upon exercise or settlement thereof, (ii) the exercise price with respect thereto (if applicable), (iii) the applicable grant date and expiration date thereof and the vesting schedule with respect thereto, and (iv) the Company Share Plan under which the Company Equity Award was granted. The Company has made available to Parent copies of all Company Share Plans and the forms of all equity award agreements evidencing Company Options and Company RSUs and no Company Option agreement or Company RSU agreement materially deviates from such forms. Each outstanding Company Equity Award (A) was granted in compliance with all applicable Laws, (B) was granted in all material respects in accordance with the terms of the Company Share Plans and the Company’s applicable form of award agreement provided to Parent prior to the date hereof, and (C) is exempt from Section 409A of the Code. The treatment of Company Equity Awards under this Agreement does not violate in any material respect the terms of any Company Share Plan or any other Contract governing the terms of any Company Equity Awards.
(d)   Except as set forth in Section 3.3(a) hereof, as of the date of this Agreement, there are (i) no voting trusts, proxies or similar arrangements to which the Company is party or by which the Company is bound with respect to the voting of any share capital of, or other equity or voting interest in, the Company; and (ii) no obligations or binding commitments of any character restricting the transfer of any share capital of, or other equity or voting interest in, the Company to which the Company is party or by which it is bound. The Company is not a party to any Contract that obligates it to repurchase, redeem or otherwise acquire any Equity Securities of the Company. The Company does not have a shareholder rights plan in effect.
Section 3.4   Capitalization of the Company’s Subsidiaries.
(a)   The Equity Securities of each of the Company’s Subsidiaries are (i) duly authorized, validly issued, fully paid and non-assessable, (ii) owned by (or with respect to the Controlled Entities, controlled through the Control Documents by) the Company or a Subsidiary of the Company, free and clear of all Liens and free of preemptive rights, rights of first refusal, subscription rights or similar rights of any Person and transfer restrictions (other than the Controlled Entities to the extent they are subject to and governed by their respective Control Documents), except for Permitted Liens and such transfer restrictions of general applicability arising under the Securities Act or other applicable Laws. Except for the Equity Securities of the Company’s Subsidiaries and except for securities held by the Company in connection with its ordinary course treasury investment activities, neither the Company nor any of its Subsidiaries owns, directly or indirectly, any Equity Security in any other Person.
(b)   A true, correct and complete copy of an organizational chart showing the ownership structure of each of the Company and its Subsidiaries as of the date of this Agreement is set forth in Section 3.4(b) of the Company Disclosure Letter. Except for the share capital, voting securities, or other equity or ownership interests of each of the Company’s Subsidiaries (the ownership of which is set forth in the organizational chart in Section 3.4(b) of the Company Disclosure Letter), there are (i) no other issued and outstanding Equity Securities of any of the Company’s Subsidiaries; (ii) other than as set forth in the Control Documents, no voting trusts, proxies or similar arrangements or understandings to which any Subsidiary of the Company is party or by which any Subsidiary of the Company is bound with respect to the voting of any share capital of, or other equity or voting interest in, such Subsidiary; and (iii) other than as set forth in the Control Documents, no obligations or binding commitments of any character restricting the transfer of any share capital of, or other equity or voting interest in, any Subsidiary of the Company to which such Subsidiary is party or by which it is bound. Other than as set forth in the Control Documents, neither the Company nor any of its Subsidiaries is a party to any Contract that obligates it to repurchase, redeem or otherwise acquire any Equity Securities of any Subsidiary of the Company or provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of the Company.
Section 3.5   Authority.
(a)   The Company has all requisite corporate power and authority to execute and deliver this Agreement, and to perform its obligations hereunder and to consummate the Merger and the other Transactions, subject only to obtaining the Company Requisite Vote. The execution, delivery and performance by the Company of this Agreement, the Plan of Merger, and the consummation of the Merger and the other Transactions have been duly and validly authorized by the Board of Directors, and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement, the Plan of Merger, and the consummation by it of the Merger and the other Transactions other than the receipt of the Company Requisite Vote and the filings and recordation as required by the CICA. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the effects of applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and any implied covenant of good faith and fair dealing (the “Bankruptcy and Equity Exception”).
(b)   At a meeting duly called and held prior to the execution and delivery of this Agreement, the Board of Directors duly and unanimously adopted resolutions (i) determining that it is fair to, and in the commercial interests of, the Company and declared it advisable, to enter into this Agreement, the Plan of Merger and the other Transaction Documents to which the Company is a party, (ii) approving the execution, delivery and performance by the Company of this Agreement, the Plan of Merger and the other Transaction Documents to which the Company is a party, and the consummation of the Transactions upon the terms and subject to the conditions set forth herein and therein, (iii) determining to recommend the approval and authorization of the execution, delivery and performance by the Company of this Agreement, the Plan of Merger, and the other Transaction Documents to which the Company is party, and the consummation of the Transactions (including the Merger) to the shareholders of the Company at the Shareholders Meeting (such recommendation, the “Recommendation”), and (iv) directing that this Agreement, the Merger and the other Transactions be submitted to the shareholders of the Company at the Shareholders Meeting for their approval. Except as expressly permitted by Section 6.3, the Recommendation has not been rescinded, modified or withdrawn in any manner adverse to Parent or Merger Sub.
(c)   The approval and authorization of this Agreement, the Merger, the Plan of Merger, and the Transactions by special resolution passed by the holders of the Shares, being the affirmative vote of the holders of Shares representing at least two-thirds of the votes cast by such holders as, being entitled to do so, vote in person or by proxy at the Shareholders Meeting (the “Company Requisite Vote”) in accordance with Section 233(6) of the CICA and the Company’s Organizational Documents is the only vote of the holders of Shares that is necessary pursuant to applicable Law and the Company’s Organizational Documents to approve and authorize the execution, delivery and performance by the Company of this Agreement, the Plan of Merger, and the other Transaction Documents to which the Company is party, and the consummation of the Transactions.
Section 3.6   No Conflict; Required Filings and Consents.
(a)   The execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other Transactions do not and will not (i) assuming that the Company Requisite Vote has been obtained, breach, violate or conflict with the Memorandum and Articles of Association or any other Organizational Documents of the Company or any of its Subsidiaries, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (iv) of Section 3.6(b) have been obtained and all filings described in such clauses have been made and the Company Requisite Vote has been obtained, conflict with, breach or violate any Law applicable to the Company or any of its Subsidiaries or by which its or any of their respective properties or assets are bound or (iii) result in any breach or violation of or constitute a default (or an event which with or without notice or lapse of time or both would become a default), require a consent or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, or result in the creation of a Lien (except for a Permitted Lien) on any of the material assets of the Company or any of its Subsidiaries pursuant to any Contract (including any Lease) or Permit, except, in the case of clauses (ii) and (iii), for any such conflict, violation, breach, default, loss, right or other occurrence which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
(b)   The execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other Transactions by the Company do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for (i) compliance with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, and state securities, takeover and “blue sky” laws, including the furnishing of Form 6-K with the proxy statement to be sent to the shareholders of the Company in connection with the Shareholders Meeting (such proxy statement, as amended or supplemented, including the letter to shareholders, notice of meeting and form of proxy, the “Proxy Statement”), (ii) compliance with the applicable requirements of NASDAQ, (iii) the filing of the Plan of Merger with the Registrar of Companies pursuant to the CICA, (iv) compliance with any applicable requirements of the HSR Act and any other applicable Antitrust and Foreign Investment Laws, and (v) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
Section 3.7   Compliance.
(a)   The Company and its Subsidiaries are not, and since the Applicable Date have not been, in violation of and are, and since the Applicable Date have been, in compliance with, each Law applicable to the Company or any of its Subsidiaries, except for violations or failures to be in compliance which have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and as set forth in Section 3.7(a) of the Company Disclosure Letter, as of the date hereof, the Company and its Subsidiaries have obtained from any applicable Governmental Entity all Permits (or any approvals therefor), and such Permits are effective as of the date hereof and no suspension or cancellation of any Permits (or denial of any application for a Permit) is pending or, to the knowledge of the Company, threatened in writing as of the date hereof. As of the date hereof, none of the Company and its Subsidiaries has received any written notice or communication from any Governmental Entity of any material non-compliance with any applicable Laws that has not been cured.
(b)   None of the Company or any of its Subsidiaries, any officer or director of any of the foregoing, or, to the knowledge of the Company, agent, employee or other Person acting on behalf of any of the foregoing, is or has been in material violation of the Anti-Corruption Laws or Anti-Tax Evasion Laws.
(c)   Neither the Company nor any of its Subsidiaries has, in connection with or relating to the business of the Company or any of its Subsidiaries, (i) received from any Governmental Entity any written notice, or inquiry, or (ii) made any voluntary or involuntary disclosure to a Governmental Entity, or conducted any internal investigation, in each case of clauses (i) and (ii), regarding actual or alleged non-compliance with any applicable Anti-Corruption Laws or Anti-Tax Evasion Laws.
(d)   Since the Applicable Date, the Company has instituted and maintained policies and procedures reasonably designed to ensure compliance in all material respects with applicable Anti-Corruption Laws and Anti-Tax Evasion Laws by the Company and its Subsidiaries.
(e)   Neither the Company nor any of its Subsidiaries, nor any of their respective officers, directors or employees, nor to the knowledge of the Company, any agent or other third party representative acting on behalf of the Company or any of its Subsidiaries, is as of the date of this Agreement and has been since the Applicable Date: (i) a Sanctioned Person, (ii) organized, resident or located in a Sanctioned Country, (iii) engaging in any dealings or transactions with any Sanctioned Person or in any Sanctioned Country, to the extent such activities violate applicable Sanctions Laws or Ex-Im Laws, or (iv) otherwise in violation of Sanctions Laws, Ex-Im Laws, or U.S. anti-boycott Laws.
Section 3.8   SEC Filings; Financial Statements.
(a)   Since January 8, 2021 (the “Applicable Date”), the Company has timely filed or furnished, as applicable, all reports, schedules, forms, statements and other documents required to be filed or furnished by it with the SEC (as amended or supplemented since the time of filing, the “SEC Reports”), all of which have complied as of their respective filing or furnishing dates or, if amended, supplemented or superseded by a subsequent filing, as of the date of the last such amendment, supplement or superseding filing, in all material respects with all applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act. No executive officer of the Company has failed in any respect to make the certifications required of him or her under Sections 302 or 906 of the Sarbanes-Oxley Act with respect to any SEC Report. As of their respective dates (or to the extent that information contained in such SEC Report has been amended or supplemented by a later filed SEC Report prior to the date of this Agreement, as of the date of such amendment or supplement) none of the SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received by the Company from the SEC staff with respect to the SEC Reports. The Company has made available to Parent copies of all material correspondence through the date hereof between the SEC and the Company.
(b)   The audited and unaudited consolidated financial statements, including the related notes and schedules thereto, of the Company included (or incorporated by reference) in the SEC Reports (i) complied as to form in all material respects with the applicable published rules and regulations of the Exchange Act, Securities Act and Sarbanes Oxley Act applicable with respect thereto, as in effect at the time of such filing or furnishing, (ii) have been prepared in accordance with GAAP (except (A) as may be described in the notes to such financial statements as permitted by Regulation S-X or (B) in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 6-K) applied on a consistent basis throughout the periods involved and (iii) fairly present in all material respects the financial position of the Company and its consolidated Subsidiaries as of their respective dates thereof, and the results of operations and cash flows of the Company and its consolidated Subsidiaries for the periods presented therein (subject, in the case of the unaudited financial statements, to the absence of footnotes and normal year-end audit adjustments).
(c)   The Company maintains, and at all times since the Applicable Date has maintained, a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and the Board of Directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company that could have a material effect on the financial statements. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2022, and, except as set forth in the SEC Reports filed prior to the date of this Agreement, that assessment concluded that those controls were effective.
(d)   The Company maintains, and at all times since the Applicable Date has maintained, “disclosure controls and procedures” as defined in and required by Rule 13a-15 or 15d-15 under the Exchange Act that are reasonably designed to ensure that all information required to be disclosed in the Company’s reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Company’s management, the principal executive officer of the Company and the principal financial officer of the Company, as appropriate to allow timely decisions regarding required disclosure. As of the date of this Agreement, neither the Company nor, to the knowledge of the Company, the Company’s independent registered public accounting firm, has identified or been made aware of “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company’s internal controls over financial reporting which would reasonably be expected to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial data, in each case which has not been subsequently remediated, and to the knowledge of the Company there is no fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.
Section 3.9   No Undisclosed Liabilities.   Except for (a) liabilities or obligations incurred in the ordinary course of business since September 30, 2023 (the “Balance Sheet Date”); (b) as disclosed and provided for in the consolidated financial statements of the Company (including the notes thereto) included in the Company’s annual report on Form 20-F filed with the SEC on April 25, 2023, (c) liabilities or obligations incurred in connection with the negotiation, execution and implementation of this Agreement and the Transactions or (d) liabilities or obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether accrued, contingent, absolute, determined, or otherwise, that would be required by GAAP to be reflected in a consolidated balance sheet of the Company.
Section 3.10   Indebtedness and Security.   Neither the Company nor any of its Subsidiaries has any secured creditors holding fixed or floating security interests with respect to any securities or assets of the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has any outstanding unsecured financial indebtedness for borrowed money.
Section 3.11   Material Contracts.
(a)   Except for (w) Contracts under which the Company or its Subsidiary has no outstanding rights or obligations, (v) this Agreement, (x) each Contract set forth in Section 3.11(a) of the Company Disclosure Letter, and (y) each Contract filed as an exhibit to the SEC Reports as a “material contract” pursuant to the Securities Act, as of the date hereof, neither the Company nor any of its Subsidiaries is party to or bound by any Contract that:
(i)   (A) contains covenants that limit or purport to limit the ability of the Company or any of its Subsidiaries, or that, upon the consummation of the Merger would limit or purport to limit the ability of Parent or any Subsidiary of Parent, to compete with any Person in any line of business or to research, develop, sell, supply or distribute any product or service, in each case, in any geographic area, during any period of time (excluding any out-bound license), (B) contains any “most favored nations” terms and conditions (including with respect to pricing) granted by the Company or any of its Subsidiaries or (C) grants any right of first refusal, right of first offer, right of negotiation, option or similar right with respect to any equity interests or material assets or business of the Company or its Subsidiaries (other than Control Documents);
(ii)   provides for or governs a joint venture, partnership, limited liability company or other similar arrangement, or otherwise relates to the formation, creation, operation, management or control of any partnership, joint venture or other similar arrangement;
(iii)   requires by its terms aggregate payments by the Company or its Subsidiaries, taken as a whole, or aggregate payments payable to the Company and its Subsidiaries, taken as a whole, under such Contract of more than $500,000 (or its equivalent in RMB or another currency) for the fiscal year ending on December 31, 2023 or any fiscal year thereafter;
(iv)   constitutes a material manufacturing or supply agreement that requires by its terms (including the terms of any related statement of work or purchase order) minimum payment obligations by the Company or its Subsidiaries, taken as a whole, of at least $500,000 (or its equivalent in RMB or another currency) for the fiscal year ending on December 31, 2023 or any fiscal year thereafter;
(v)   is an indenture, credit agreement, loan agreement, security agreement, guarantee, bond, mortgage or similar Contract relating to indebtedness for borrowed money of the Company or any of its Subsidiaries, in each case in excess of $500,000 (or its equivalent in RMB or another currency), is outstanding or secured;
(vi)   prohibits the payment of dividends or the making of distributions or prohibits the pledging, repurchase or redemption of stock or any Equity Securities;
(vii)   is with respect to any acquisition or disposition of assets (including share capital or other equity interest in another Person), whether by merger, sale of shares, sale of assets or otherwise, and pursuant to which the Company or any of its Subsidiaries has continuing obligations following the date hereof, including indemnification, guarantee, “earn-out” or other contingent or outstanding payment obligations that are material to the Company and its Subsidiaries, taken as a whole;
(viii)   relates to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any Equity Securities of the Company or any of its Subsidiaries, other than with respect to any Company Options or Company RSUs, forms of award agreements of which have been made available to Parent prior to the date hereof (which award agreements are consistent in all material respects with the applicable form);

(ix)   is a Control Document;
(x)   is between the Company or any of its Subsidiaries, on the one hand, and a Governmental Entity or university, college, research center or other educational institution, on the other hand, in each case, that provides (A) for research and development activities involving the creation of any Intellectual Property, or (B) the provision of funding by the Company or any of its Subsidiaries to such entity or institution, or by such entity or institution to the Company or any of its Subsidiaries;
(xi)   is a settlement, conciliation, or similar Contract with any Governmental Entity pursuant to which the Company or any of its Subsidiaries will have continuing obligations (other than immaterial obligations ordinarily included in Contracts of this nature) or that involve the payment of more than $500,000 (or its equivalent in RMB or another currency) after the date of this Agreement;
(xii)   is a settlement agreement between the Company or any of its Subsidiaries, on the one hand, and a Taxing Authority, on the other hand, entered into after the Applicable Date and providing for payments in excess of $500,000 (or its equivalent in RMB or another currency);
(xiii)   is a collective bargaining Contract or other Contract with any labor union, works council, or other labor organization (each, a “CBA”);
(xiv)   requires the Company or any of its Subsidiaries, directly or indirectly, to make any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than the Company or any of its wholly owned Subsidiaries) in any such case which is in excess of $500,000 (or its equivalent in RMB or another currency);
(xv)   any lease or sublease for real or personal property for which annual rental payments made by the Company or any of its Subsidiaries are expected to be in excess of $500,000 (or its equivalent in RMB or another currency) for the fiscal year ending December 31, 2024 or any fiscal year thereafter;
(xvi)   is a loan or other Contract between the Company or any of its Subsidiaries, on the one hand, and any director, executive officer (as defined in the Exchange Act), major shareholder of the Company or any of its Subsidiaries, holding more than 5% of the Shares (including Shares represented by ADSs), on the other hand, including such loan or Contract that is required to be reported under Item 7 of Form 20-F of the SEC, other than any Contract related to (A) payment of salary or fees for services rendered in the capacity of an officer, director or employee of the Company or any of its Subsidiaries, (B) reimbursement for expenses incurred on behalf of the Company or any of its Subsidiaries, (C) other employee benefits, including award agreements, notices of grants and other similar documents under any Company Share Plans and (D) Contracts between or among the Company and its wholly owned Subsidiaries;
(xvii)   any agreement or Contract with a professional employer organization or co-employer organization (a “PEO”);
(xviii)   provides for the (A) the assignment of, or a grant of a license, right or immunity under, any material Intellectual Property owned by third party, other than Incidental Contracts; or (B) the joint development of products, technology or other Intellectual Property by the Company or any of its Subsidiaries with a third party, other than Incidental Contracts; or
(xix)   provides for the assignment of, or a grant of a license, right or immunity by the Company or any of its Subsidiaries under, any of its or their material Intellectual Property to any third party, other than (A) shrink-wrap, click wrap and off-the-shelf Contracts for commercially available software or services; (B) licenses granted pursuant to materials transfer agreements, sponsored research agreements, confidentiality or nondisclosure agreements, or non-material services agreements, or non-exclusive out-bound licenses granted to clinical trial sites, subcontractors or vendors, in each case, entered into in the ordinary course of business where the license is ancillary to the purpose of the underlying contract; (C) agreements with Company Employees under which such Company Employees assign all of their right, title and interest in and to the Intellectual Property created, generated or otherwise developed in the scope of their employment or engagement to the Company or any of its Subsidiaries; and (D) Contracts containing an inbound license to the

Company or its Subsidiaries to use third party Intellectual Property, where such license is (x) non-exclusive, (y) not material to the business of the Company and its Subsidiaries, taken as a whole, and (z) incidental to the primary purpose of such Contract (clauses (A) through (D), collectively, “Incidental Contracts”).
Each Contract set forth (or required to be set forth) in Section 3.11(a) of the Company Disclosure Letter or filed (or which is required to be filed) by the Company as an exhibit to the SEC Reports as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or Item 4 of the Instructions to the Exhibits to Form 20-F or that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act or Item 4 of the Instructions to the Exhibits to Form 20-F, and each such Contract to which the Company or any of its Subsidiaries becomes a party or by which the Company or any of its Subsidiaries becomes bound after the date of this Agreement, is referred to herein as a “Material Contract”.
(b)   As of the date of this Agreement, each of the Material Contracts is valid and binding on the Company or each of its Subsidiaries as may be party thereto and, to the knowledge of the Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception, except (i) to the extent that any Material Contract expires or terminates in accordance with its terms, and (ii) for such failures to be valid and binding or to be in full force and effect that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (x) neither the Company nor any of its Subsidiaries has received written notice from any other party to a Material Contract that such other party intends to terminate or renegotiate in any material respects the terms of any such Material Contract (except in accordance with the terms thereof) and (y) there is no breach or default under any Material Contract by the Company or any of its Subsidiaries or, to the knowledge of the Company, any other party thereto, in each case, that has not yet been cured, and to the knowledge of the Company, no event or condition has occurred that constitutes, or, with or without the lapse of time or the giving of notice or both, would constitute, a default thereunder by the Company or any of its Subsidiaries or any other party thereto. As of the date of this Agreement, the Company has made available to Parent, true, correct and complete copies of each Material Contract as in effect as of the date of this Agreement.
Section 3.12   Absence of Certain Changes or Events.
(a)   Since the Balance Sheet Date through the date of this Agreement, except as contemplated by this Agreement, the Company and its Subsidiaries have not taken or agreed to take any action that, if taken after the date hereof, would require the consent of Parent pursuant to the terms of Section 5.1 hereof.
(b)   (i) Since the Balance Sheet Date through the date of this Agreement, except in connection with or related to the discussions, negotiations, transactions or processes in connection with which the Company and its Representatives discussed and negotiated this Agreement and the transactions contemplated hereby or other potential strategic transactions, the Company and its Subsidiaries have operated in all material respects in the ordinary course of business, and (ii) since December 31, 2022, there has not been any event, change, effect, development or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
Section 3.13   Absence of Litigation.   There is no Action pending or, to the knowledge of the Company, threatened in writing against the Company, any of its Subsidiaries, any present or former officers, directors or employees of the Company or any of its Subsidiaries in their respective capacities as such, or any of the respective assets or properties, including Intellectual Property, of the Company or any of its Subsidiaries, other than any such Action that (a) would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or require any material payment, or result in injunction or cessation of the use, manufacture, import or sale of any Company Product, or (b) as of the date of this Agreement, in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Transactions (including the Merger). None of the Company, any of its Subsidiaries, any present or former officers, directors or employees of the Company or any of its Subsidiaries in their respective capacities as such, or any of the respective properties or assets of the Company or any of its Subsidiaries, is or are subject to any Order, except for those that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or that, as of the date of this Agreement, would reasonably be expected to prevent, enjoin, alter or materially delay the Transactions (including the Merger).
Section 3.14   Employee Benefit Plans.
(a)   Section 3.14(a) of the Company Disclosure Letter sets forth a true, correct and complete list of each material Company Plan in effect as of the date of this Agreement (except that any employment offer letter or agreement or individual independent contractor or consultant agreement that is terminable by the Company or its Subsidiaries without notice (or upon a notice period that is no greater than as required by applicable Law) and does not provide any retention, change in control or severance payments or benefits shall not be required to be listed).
(b)   With respect to each Company Plan, the Company has made available to Parent a true, correct and complete copy of, to the extent applicable, (i) the current plan document and summary plan description (and for any unwritten plan, a summary of the material terms of such plan) and all amendments thereto, (ii) each trust agreement, insurance contract, or other funding instrument related thereto, (iii) the most recent Form 5500 filed with the IRS or similar report required to be filed with any Governmental Entity and the most recent financial statements and actuarial valuation or similar report with respect thereto, and (iv) all non-routine correspondence from any Governmental Entity since the Applicable Date relating to any Company Plan.
(c)   Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each Company Plan has been established, funded, maintained and administered in accordance with its terms and in compliance with the applicable provisions of all applicable Laws, rules and regulations, and nothing has occurred with respect to any Company Plan that could result in a Tax, penalty or other liability of the Company or any of its Subsidiaries, and (ii) with respect to each Company Plan, no audits, investigations, proceedings or other Actions (other than routine claims for benefits) are pending or, to the knowledge of the Company, threatened in writing, and no fact or circumstance exists that could give rise to any such audit, investigation, proceeding or other Action. Each Company Plan that is required to be registered has been registered and has been maintained in all material respects in good standing with the applicable Governmental Entity and regulatory requirements.
(d)   Each Company Plan that is intended to be qualified under Section 401(a) of the Code either has received a favorable determination letter from the IRS or may rely upon a favorable prototype opinion letter from the IRS as to its qualified status, in each case a copy of which has been made available to Parent prior to the date of this Agreement, and to the knowledge of the Company, no event has occurred, either by reason of any action or failure to act, that would reasonably be expected to adversely affect any such qualification. Each Company Plan (other than a Company Plan subject to the prior sentence) intended to receive favorable Tax treatment under applicable Tax Law has been qualified or similarly determined to satisfy the requirements of such Laws.
(e)   With respect to each Company Plan, all material contributions, distributions, reimbursements, and premium payments have been timely made, paid, or properly accrued. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all employer and employee contributions to each Company Plan required by Law or by the terms of such Company Plan have been timely made, or, if applicable, accrued in accordance with normal accounting practices, and all Company Plans that are required to be funded are fully funded, and adequate reserves have been established with respect to any Company Plan that is not required to be funded.
(f)   No Company Plan provides, and neither the Company nor any of its Subsidiaries has any current or potential obligation to provide, post-employment or retiree health or welfare benefits, except to the extent required by applicable Laws. No Company Plan is, and neither the Company nor any of its Subsidiaries maintains, sponsors, participates in, contributes to, or has any obligation to contribute to, or has any other current or contingent liability or obligation under or with respect to a defined benefit plan (as defined in ERISA, whether or not subject to ERISA), a “multiemployer plan” within the meaning of Section 3(37) or Section 4001(a)(3) of ERISA (whether or not subject to ERISA), a “multiple employer plan” within the meaning of Section 4063 or 4064 of ERISA (whether or not subject to ERISA), “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA (whether or not subject to ERISA), a health or other welfare arrangement that is self-insured by the Company or any Subsidiary of the Company, seniority premium, termination indemnity, provident fund, gratuity or similar plan or arrangement or has any unfunded or underfunded liabilities. Neither the Company nor any of its Subsidiaries has any current or contingent liability or obligation under Title IV of ERISA or by reason of at any time being considered a single employer under Section 414 of the Code with any other Person.
(g)   Neither the execution and delivery of this Agreement nor the consummation of the Transactions (alone or in conjunction with any other event, including any termination of employment) will (i) accelerate the time of, or result in the payment, vesting, funding, grant of, or increase the amount of, any compensation or benefit due to or create an entitlement to compensation or benefits for any Company Employee under any Company Plan or otherwise, (ii) result in any breach or violation of or default under, or limit the Company’s or any of its Subsidiaries’ right to merge, amend, modify or terminate, any Company Plan, (iii) result in any forgiveness of indebtedness of any Company Employee, or (iv) result in any payments or benefits which could, individually or in combination with any other amount, constitute an “excess parachute payment” as defined in Section 280G of the Code.
(h)   Neither the Company nor any of its Subsidiaries has any current or contingent obligation to indemnify, gross-up or otherwise make whole any Person for any Taxes, including those imposed under Section 4999 or Section 409A of the Code (or any corresponding provisions of state, local or foreign Tax law).
Section 3.15   Labor and Employment Matters.
(a)   Section 3.15(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all employees of the Company as the date hereof, setting forth for each current employee of the Company and its Subsidiaries (i) anonymized employee ID number, (ii) title and grade level, (iii) employer entity, (iv) employment start date, (v) work location, (vi) whether full-time or part-time, (vii) classification as exempt or non-exempt under the Fair Labor Standards Act, or working hour category under applicable Law, (viii) current annual base compensation rate or wage rate, as applicable, (ix) target annual bonus or other incentive-based compensation opportunity, (x) leave status (and, if on leave, the anticipated return date, if known), and (xi) visa status (if applicable).
(b)   Neither the Company nor any of its Subsidiaries is a party to or bound by any CBA, no current employee of the Company or any of its Subsidiaries is represented by any labor union, works council or other labor organization or employee representative body, and no CBA is being negotiated by the Company or any of its Subsidiaries. There are no strikes, work stoppages, slowdowns, lockouts, picketing, handbilling, material labor grievances, labor arbitrations, or other material labor disputes pending or, to the knowledge of the Company, threatened in writing against or affecting the Company or any of its Subsidiaries. There are no, and since the Applicable Date, there have not been any (i) material claims or allegations of unfair labor practices pending or, to the knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries before any labor relations tribunal or authority or (ii) union organizing efforts by or involving any current employees of the Company or any of its Subsidiaries. Since the Applicable Date, no labor union, works council, other labor organization, or group of employees of the Company or any of its Subsidiaries has made a demand for recognition or certification, and there are no representation or certification proceedings presently pending or, to the knowledge of the Company, threatened to be brought or filed with any labor relations tribunal or authority.
(c)   As of the date of this Agreement, there are no pending or, to the knowledge of the Company, threatened in writing material Actions relating to Company Employees (in connection with their employment or engagement by the Company or its Subsidiaries) or employment practices.
(d)   Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the Company and its Subsidiaries are, and since the Applicable Date have been, in compliance with all applicable Laws relating to labor, employment and employment practices, including all laws respecting terms and conditions of employment, labor dispatch, health and safety, wages and hours (including overtime pay requirements and the proper classification and treatment of individuals as non-employee contractors or consultants), social security payments and housing fund contribution, mandatory provident fund or other statutory pension contribution, immigration, discrimination, harassment, retaliation, disability rights and benefits, restrictive covenants, plant closures and layoffs, workers’ compensation and workplace injury insurance, labor relations, employee leave and holiday requirements, and unemployment insurance, (ii) the Company and each of its Subsidiaries have fully and timely paid all wages, salaries, wage premiums, commissions, bonuses, severance and termination payments, fees, and other compensation that have come due and payable to the Company Employees under applicable Laws, Contracts, and Company policy; and (iii) each individual who currently provides or provided services to the Company or any of its Subsidiaries and who is or was classified as an independent contractor, consultant, leased employee, or other non-employee service provider employee is and, since the Applicable Date, has been properly classified and treated as such for all applicable purposes.
(e)   As of the date hereof, to the knowledge of the Company, no employee of the Company or any of its Subsidiaries has given written notice to the Company or its applicable Subsidiary that he or she plans to terminate employment with the Company or its applicable Subsidiary.
(f)   To the knowledge of the Company, as of the date of this Agreement, no Company Employee is in any material respect in violation of any term of any employment agreement, non-disclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement, non-solicitation agreement, restrictive covenant or other similar obligation: (i) owed to the Company or any of its Subsidiaries; or (ii) with respect to Company Employees, owed to any third party with respect to such individual’s right to be employed or engaged by the Company or any of its Subsidiaries.
(g)   Since the Applicable Date through the date of this Agreement, to the knowledge of the Company, no allegations of sexual harassment or sexual misconduct have been made to the Company or any Subsidiary of the Company against any current or former executive officer, employee in the position of Supervisor and above or director of the Company or any if its Subsidiaries. Neither the Company nor any Subsidiary of the Company has entered into any settlement agreements, related to allegations of sexual harassment or sexual misconduct by any Company Employee.
Section 3.16   Insurance.   Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all insurance policies (including any self-insurance or “fronting” insurance programs maintained by the Company or any of its Subsidiaries) of the Company and its Subsidiaries, (a) are in full force and effect and provide insurance in such amounts and against such risks as is sufficient to comply with applicable Law and as is customary in all material respects in the industries in which the Company and its Subsidiaries operate and (b) all premiums due with respect to such insurance policies have been paid in accordance with the terms thereof.
Section 3.17   Properties.
(a)   Neither the Company nor any of its Subsidiaries own any real property.
(b)   Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) each Lease is legal, valid, binding, enforceable against the Company or its applicable Subsidiary party thereto and, to the knowledge of the Company, each other third party thereto, in each case subject to the Bankruptcy and Equity Exception, and in full force and effect, (ii) neither the Company nor any of its Subsidiaries (as a party to such Lease) nor, to the knowledge of the Company, any other third party to such Lease, is in material breach or default under such Lease and (iii) each of the Company and its Subsidiaries has a valid leasehold interest in each Lease to which it is a party, free and clear of all Liens, except for Permitted Liens.
Section 3.18   Tax Matters.
(a)   The Company and each of its Subsidiaries (i) have timely filed all income, corporate income, gains and VAT Tax Returns and all other material Tax Returns required to be filed by any of them (taking into account any extension of time within which to file) and all such Tax Returns are true, complete and accurate in all material respects; (ii) have timely paid all material Taxes due and owing (whether or not shown as due and owing on any Tax Return), except for Taxes being contested in good faith pursuant to appropriate procedures and for which adequate reserves have been established on the financial statements of the Company; (iii) have timely withheld all material amounts of Taxes required to be withheld and such withheld Taxes have been duly and timely paid to the proper Taxing Authority or properly reserved; and (iv) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency which waiver or extension has not yet expired.
(b)   There are no current Tax audits, examinations, investigations or other proceedings with respect to Taxes of or with respect to the Company or any of its Subsidiaries and none are currently pending and neither the Company nor any of its Subsidiaries has received a written notice from a Taxing Authority of a material upcoming audit, examination, investigation or other proceeding with respect to Taxes nor to the Company’s knowledge, any threatened in writing.
(c)   There are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries, other than Liens for Taxes which are not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been provided in the financial statements of the Company in accordance with GAAP.
(d)   Neither the Company nor any of its Subsidiaries has participated in any “reportable transactions” within the meaning of Treasury Regulations Section 1.6011-4 or any similar provision of applicable Law.
(e)   Neither the Company nor any of its Subsidiaries (i) has any liability for the Taxes of any Person (other than the Company or its Subsidiaries) (A) as a result of being a member of a combined, unitary, consolidated or similar tax group, or as a transferee or successor, by Contract or otherwise, or (B) pursuant to, or as a result of, any Tax sharing agreement, Tax allocation agreement or Tax indemnity agreement (other than any other customary commercial Contracts not primarily related to Tax or any agreement among or between only the Company or any of its Subsidiaries), or (ii) is a party to or bound by (A) any closing agreement (within the meaning of Section 7121(a) of the Code (or any similar or analogous provision of state, local or non-U.S. Law)) or other ruling or written agreement with a Taxing Authority, in each case, with respect to Taxes, or (B) any Tax sharing agreement, Tax allocation agreement or Tax indemnity agreement (other than any other customary commercial Contracts not primarily related to Tax or any agreement among or between only the Company or any of its Subsidiaries).
(f)   The Company and its Subsidiaries are and have at all times been resident for Tax purposes in their place of incorporation, have not at any time been treated and recognized by a Taxing Authority as a resident in any other jurisdiction for any Tax purposes. Neither the Company nor its Subsidiaries has or has had a permanent establishment (within the meaning of an applicable tax treaty) in any country other than the country in which it is organized. No written claim has been made by a Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns such that it may be subject to taxation by, or required to file any Tax Return in, that jurisdiction.
(g)   The Subsidiaries of the Company located in the PRC have, in accordance with applicable PRC Law, duly registered with the relevant PRC Governmental Entity, obtained and maintained the validity of all business licenses and complied with all requirements imposed by such Governmental Entities.
(h)   Any submissions made by or on behalf of the Company or any of its Subsidiaries to any Governmental Entity in connection with obtaining Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments or Tax rebates were accurate and complete in all material respects. As of the date hereof, no suspension, revocation or cancellation of any such Tax exemptions, holidays, deferrals, incentives or other preferential treatments or rebates is pending or, to the knowledge of the Company, threatened in writing.
(i)   None of the Company or any of its Subsidiaries is or has been a member of an affiliated group (other than a group the common parent of which is or was the Company) filing an affiliated, consolidated, combined or unitary Tax Return.
(j)   Neither the Company nor any of its Subsidiaries is or has been a party to any transaction treated by the parties thereto as one to which Sections 355 or 361 of the Code (or any similar provision of state, local or foreign law) applied within the last two (2) years.

(k)   The Company and its Subsidiaries are and have at all relevant times been in compliance in all material respects with applicable transfer pricing Laws, including where applicable, the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology.
(l)   The Company is not (and has not been within the last five (5) years) a “United States real property holding corporation” as defined in Section 897(c)(2) of the Code and the applicable Treasury Regulations.
Section 3.19   Proxy Statement.   None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Proxy Statement, on the date it (and any amendment or supplement thereto) is first furnished to the SEC, or at the time it is first mailed to the shareholders of the Company (including holders of ADSs) or at the time of the Shareholders Meeting, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not false or misleading. The Proxy Statement, when furnished to the SEC by the Company, will comply as to form, in all material respects, with the provisions of the Exchange Act. The representations and warranties contained in this Section 3.19 will not apply to statements or omissions included or incorporated by reference in the Proxy Statement to the extent based upon information supplied to the Company by or on behalf of Parent or Merger Sub.
Section 3.20   Regulatory Matters.
(a)   The Company and its Subsidiaries are, and, to the knowledge of the Company and to the extent relating to the research, development or manufacture of any Company Product, each Collaboration Partner is, in compliance and, since the Applicable Date, has been in compliance with all Health Care Laws applicable to the Company or its Subsidiaries or to which any Company Product is otherwise subject, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. The Company and its Subsidiaries are not and have not been subject to, and, to the knowledge of the Company and to the extent relating to the research, development or manufacture of any Company Product, no Collaboration Partner is or, since the Applicable Date, has been subject to, any civil or criminal enforcement, regulatory or administrative proceedings against or affecting the Company or any of its Subsidiaries relating to or arising under the Health Care Laws, and, to the knowledge of the Company, no such enforcement, regulatory or administrative proceeding has been threatened in writing, in each case, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Neither the Company or any of its Subsidiaries nor any officers, directors or employees of the Company or any of its Subsidiaries or, to the knowledge of the Company, no agent or clinical investigator of the Company or any of its Subsidiaries, is a party to any corporate integrity agreement, monitoring agreement, consent decree, settlement order or similar agreement with or imposed by any Governmental Entity, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.
(b)   All manufacturing operations conducted for the benefit of the Company or any of its Subsidiaries with respect to any Company Product being used in human clinical trials have been conducted in accordance with all applicable Health Care Laws and Good Manufacturing Practices, except where the failures to so comply would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. No manufacturing site that has conducted or is conducting manufacturing operations of Company Products for the benefit of the Company or any of its Subsidiaries is or has been, with respect to such Company Products manufactured for use in human clinical trials, subject to a shutdown or import or export prohibition imposed or requested by FDA, NMPA or another Governmental Entity, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.
(c)   Neither the Company or any of its Subsidiaries nor, to the knowledge of the Company, any contract manufacturer for Company Products manufactured for the benefit of the Company or any of its Subsidiaries, has received any FDA Form 483, warning letter, untitled letter or comparable enforcement from any Governmental Entity, including the FDA or NMPA that if not complied with, would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or written notification of any pending or, to the knowledge of the Company, threatened, claim, suit, proceeding, hearing, enforcement, audit, investigation, arbitration or other Action from any Governmental Entity, including the FDA or NMPA, alleging or asserting non-compliance by, or liability of, the Company or any of its Subsidiaries under any Health Care Laws, where such non-compliance or liability would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.
(d)   Neither the Company or any of its Subsidiaries nor any officer, director or managing employee of the Company or any of its Subsidiaries or, to the knowledge of the Company and to the extent relating to the research, development or manufacture of any Company Product, any Collaboration Partner: (i) has, since the Applicable Date, made any untrue statement of material fact or fraudulent statement to the FDA, NMPA or any other Governmental Entity; (ii) has, since the Applicable Date, failed to disclose a material fact required to be disclosed to the FDA, NMPA or any other Governmental Entity; (iii) has, since the Applicable Date, committed any other act, made any statement or failed to make any statement, that (in any such case) establishes a reasonable basis for the FDA, NMPA or any other Governmental Entity to invoke its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy or any similar policy; (iv) has, since the Applicable Date, had a civil monetary penalty assessed against it, him or her under Section 1128A of the Social Security Act, codified at Title 42, Chapter 7, of the United States Code; or (v) is currently listed on the United States General Services Administration published list of parties excluded from federal procurement programs and non-procurement programs. As of the date hereof, neither the Company nor any of its Subsidiaries is the subject of any pending or, to the knowledge of the Company, threatened investigation in writing by the FDA, NMPA or any other Governmental Entity pursuant to its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy or any similar policy. Since the Applicable Date, neither the Company or any of its Subsidiaries nor any officers, directors or employees of the Company or any of its Subsidiaries or, to the knowledge of the Company, any agents or clinical investigators of the Company or any of its Subsidiaries, has been excluded, suspended or debarred from participation in any national, federal or state health care program or human clinical research or charged with or convicted of any crime or engaged in any conduct that could reasonably be expected to result in material debarment, suspension or exclusion, including under 21 U.S.C Section 335a, 42 U.S.C. Section 1320a-7 or any similar Law outside of the United States.
(e)   (i) All filings, declarations, listings, registrations, submissions, reports, documents, claims and notices (including adverse event reports and investigational new drug safety reports) required to be filed, maintained, or furnished to the FDA, NMPA or any other Governmental Entity performing functions similar to those performed by the FDA or NMPA by the Company or any of its Subsidiaries have been so filed, maintained or furnished; and (ii) to the knowledge of the Company, all such filings, declarations, listings, registrations, submissions, reports, documents, claims and notices were accurate, complete and correct on the date filed (or were corrected in or supplemented by a subsequent filing) and were in compliance with applicable Laws when filed, and no deficiencies that have been asserted by any applicable Governmental Entity with respect to any such filings, declarations, listings, registrations, submissions, reports, documents, claims or notices remain outstanding, except, in each case of clauses (i) and (ii), as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.
(f)   All clinical and nonclinical studies, trials or tests conducted or sponsored by or, to the knowledge of the Company, on behalf of the Company or any of its Subsidiaries have been and, if still pending, are being conducted in all material respects in accordance with all applicable Health Care Laws and guidance, including Good Clinical Practices requirements and applicable Laws restricting the use and disclosure of individually identifiable health information. As of the date hereof, none of the FDA, NMPA nor any other Governmental Entity, nor any institutional review board or independent ethics committee, has sent any written notices or other written correspondence to the Company or any of its Subsidiaries or an investigator with respect to any clinical or nonclinical studies, trials and tests conducted or sponsored by or on behalf of the Company or any of its Subsidiaries alleging or asserting material noncompliance with any applicable Laws with respect to any such study, trial or test, or recommending or requiring the termination, suspension or material modification of such studies, trials or tests, which modification would reasonably be expected to have a Material Adverse Effect.
(g)   All preclinical and nonclinical tests performed in connection with or as the basis for any regulatory approval or clearance required for a Company Product either: (i) have been conducted in accordance with applicable Good Laboratory Practices, including the requirements contained in 21 C.F.R. Part 58; or (ii) involved experimental research techniques that could not be performed by a registered GLP testing laboratory (with appropriate notice being given to the FDA, NMPA or any other applicable Governmental Entity) and have employed the procedures and controls generally used by qualified experts in preclinical and nonclinical study of products comparable to those being developed by or on behalf of the Company or any of its Subsidiaries, except, in each case of clauses (i) and (ii), as has not had and would not reasonably be expected be material to the Company and its Subsidiaries, taken as a whole.
(h)   To the extent permissible under applicable Laws, the Company has provided or made available true, correct and complete copies of the following materials in the possession of the Company or any of its Subsidiaries as of the date hereof: (i) INDs; (ii) all material correspondence submitted to or received from the FDA, NMPA and any other similar health regulatory Governmental Entity, and all other material documents concerning such correspondence, in each case, held by the Company or any of its Subsidiaries concerning any Company Product; and (iii) all material nonclinical, clinical and other data contained in or relied upon in any of the foregoing.
Section 3.21   Intellectual Property.
(a)   Section 3.21(a) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date hereof, of all Company Registered Intellectual Property as of the date of this Agreement, together with the name of the current owner(s), the applicable jurisdictions, the issuance, application or registration numbers and the dates of issuance, application or registration of the item. All responses, submissions, and other filings and fees required to maintain the registrations of the foregoing that have or will come due prior to the Closing Date or 30 days thereafter, as applicable, have been or will be timely filed with or paid to, respectively, the relevant Governmental Entities and authorized registrars, and, to the knowledge of the Company, all registrations of the foregoing are otherwise in good standing. The Company is the sole and exclusive owner or co-owner, or the sole and exclusive or co-exclusive licensee, of all Company Intellectual Property (provided, that, with respect to licensed Company Intellectual Property, the Company is the sole and exclusive or co-exclusive licensee within the applicable licensed field of use) and, to the knowledge of the Company, except as would not, individually or in the aggregate, have a Material Adverse Effect, has sufficient rights to use all other Intellectual Property used or held for use in the conduct of the business of the Company as currently conducted, in each case, free and clear of any Liens other than Permitted Liens. Neither the execution, delivery or performance of this Agreement nor the consummation of any of the transactions contemplated hereby will alter, impair, extinguish or otherwise affect any Company Intellectual Property or the Company’s or any of its Subsidiaries’ rights therein, except, in each case, as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.
(b)   To the knowledge of the Company, except as would not, individually or in the aggregate, have a Material Adverse Effect, the Company and its Subsidiaries have taken commercially reasonable steps to maintain the confidentiality of trade secrets included in Company Intellectual Property, including by requiring all Persons having access thereto to execute nondisclosure agreements protecting the confidentiality thereof (which agreements have not been breached by the Company or any of its Subsidiaries or, to the knowledge of the Company, any other Person). Each Person who is or was an employee or contractor of the Company or any of its Subsidiaries and who is or was involved in the creation, generation or other development of any material Company Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries has executed a valid agreement containing a present assignment to the Company or any of its Subsidiaries of all of such employee’s or contractor’s ownership interests in and any other rights to such material Company Intellectual Property.
(c)   To the knowledge of the Company, all material Company Registered Intellectual Property that has been issued or that have completed registration are valid, subsisting and enforceable. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, since the Applicable Date, neither the Company nor any of its Subsidiaries has received written notice from any third party challenging the validity, enforceability, registrability, ownership or use of any Company Intellectual Property, nor is the Company or any of its Subsidiaries currently a party to any proceeding relating to any such challenge, except for office actions received by the Company or any of its Subsidiaries in the ordinary course of prosecuting or maintaining the Company Registered Intellectual Property. To the knowledge of the Company, neither the Company nor any of its Subsidiaries is subject to any Order that does or would restrict or impair the use of any Company Intellectual Property.
(d)   Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, no written claim or action, and to the knowledge of the Company, any other claim or action has been brought or asserted against the Company or any of its Subsidiaries, and since the Applicable Date, neither the Company nor any of its Subsidiaries has received any written notice from any third party, and, to the knowledge of Company, there is no other assertion or threat from any third party, that the operation of the business of Company as is currently conducted, or the Company Products, infringe, misappropriate or otherwise violate the Intellectual Property of any third party. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, to the knowledge of the Company, neither the Company or any of its Subsidiaries nor the manufacture, use or commercialization of the Company Products has infringed, misappropriated or otherwise violated (or will infringe, misappropriate or otherwise violate) the Intellectual Property of any third party.
(e)   To the knowledge of the Company, except for any infringements, misappropriations or other violations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, no third party is currently infringing, misappropriating or otherwise violating any Company Intellectual Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither the Company nor any of its Subsidiaries is currently a party to any proceeding (i) challenging the validity, enforceability, registrability, ownership or use of any third party Intellectual Property or (ii) asserting that the operation of the business of any third party, or any third party products or services, infringes, misappropriates or otherwise violates any Company Intellectual Property.
(f)   (i) No funding, grants, facilities, or services of a Governmental Entity or a university, college, research center or other educational institution was used for, or funding from third parties was used for the primary purpose of, creating, generating or otherwise developing any Company Intellectual Property; (ii) no such entity has asserted any ownership interest or other right in any Company Intellectual Property; and (iii) to the knowledge of the Company, no such entity has any basis to assert any ownership interest or other right in any Company Intellectual Property.
(g)   The Company is not required or obligated to (i) make any royalties or other payments or fees that are contingent upon the occurrence of future achievement of milestone events or sales of Company Products or (ii) provide any other consideration of any kind, to any owner or licensor of, or other claimant to, any Intellectual Property, or any other Person, with respect to the use thereof.
Section 3.22   Data Protection.   The Company has (a) complied in all material respects with Applicable Data Protection Requirements; (b) implemented and maintained technical, physical, organizational, and administrative measures and policies designed to protect Personal Information and Company Data against unauthorized access, use, modification, disclosure, or loss (each a “Security Incident”), including, without limitation, backup, security and disaster recovery technology and procedures and has timely and reasonably remediated or otherwise addressed any audit findings relating to its security safeguards; and (c) where required by Applicable Data Protection Requirements, contractually obligated any third parties that process, access, or store Personal Information or other Company Data to abide by terms that are compliant in all material respects with Applicable Data Protection Requirements. There has been no Security Incident or other breach involving Personal Information or Company Data and the Company has not provided or been required under Applicable Data Protection Requirements to provide notification of any breach of privacy or data security. No Person (including any Governmental Entity) has made any written claim or commenced any Action against the Company with respect to alleged violations of Applicable Data Protection Requirements. Neither the execution, delivery or performance of this Agreement, nor the consummation of the Transactions will result in any material violation of Applicable Data Protection Requirements.
Section 3.23   Environmental Matters.   Except as would not reasonably be expected to have a Material Adverse Effect: (a) the Company and its Subsidiaries are and since the Applicable Date have been, in compliance with all applicable Environmental Laws, which compliance has included applying for, obtaining, maintaining and complying with all material Permits required under such applicable Environmental Laws for the operation of their respective businesses; (b) as of the date of this Agreement, neither the Company nor any of its Subsidiaries is subject to any Action or Order or to the Company’s knowledge, has received any written notice regarding any actual or alleged material violation of or liability (contingent or otherwise) under any Environmental Law; and (c) to the knowledge of the Company, there has been no release or disposal of, contamination by, or exposure of any Person to any substance, material or waste so as to give rise to any material liability for the Company or any of its Subsidiaries under any Environmental Law. For purposes of this Agreement, “Environmental Laws” means all applicable Laws regarding pollution or protection of the environment, or the effect of the environment or hazardous or toxic substances, materials or wastes on public or worker health or safety.
Section 3.24   Opinion of Financial Advisor.   The Board of Directors has received the oral opinion (to be subsequently confirmed in writing) of Centerview Partners LLC (the “Financial Advisor”), financial advisor to the Company, on or prior to the date of this Agreement, that, as of the date of such opinion and based upon and subject to the matters set forth therein, including the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the Per ADS Merger Consideration to be paid to the holders of ADSs (other than ADSs representing Excluded Shares) pursuant to this Agreement is fair, from a financial point of view, to such holders. A signed, true and complete copy of such opinion will promptly be made available to Parent, for informational purposes only, following receipt thereof by the Board of Directors and execution of this Agreement.
Section 3.25   Brokers.   No broker, finder or investment banker (other than the Financial Advisor) is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by and on behalf of the Company or any of its Subsidiaries. The Company has made available to Parent a true, complete and correct copy of the engagement letter for the Financial Advisor (the “Financial Advisor Engagement Letter”). The Financial Advisor Engagement Letter has not been amended, modified for supplement without the consent of Parent.
Section 3.26   VIE Entities and Control Documents.
(a)   As of the date of this Agreement, pursuant to the Control Documents with respect to each VIE Entity, the WFOE has had exclusive control over such VIE Entity and its Subsidiary and is entitled to all of the economic benefits and residual returns from the operations of such VIE Entity and its Subsidiary. Under the Control Documents, the Company is permitted under applicable Laws and accounting conventions to properly consolidate the financial results of the Controlled Entities in the consolidated financial statements of the Company in accordance with the GAAP.
(b)   The WFOE and the Controlled Entities each have the necessary and corporate power and authority, and, to the knowledge of the Company, the individuals party to the Control Documents each have the capacity, to enter into, execute and deliver the Control Document to which it, he or she is a party and each other agreement, certificate, document and instrument to be executed and delivered by it, he or she pursuant to the Control Documents and to perform its, his or hers obligations thereunder. The execution and delivery by WFOE and the Controlled Entities to each Control Document to which it is a party and the performance by such party of its obligations thereunder have been duly authorized by all requisite corporate actions on the part of such party.
(c)   The execution and delivery by the Company and each of its Subsidiaries named in each Control Document, and the performance by the Company and/or such Subsidiary, as applicable, of its obligations thereunder and the consummation by it of the transactions contemplated therein shall not (i) result in any violation of, be in conflict with, or constitute a default under, with or without the passage of time or the giving of notice, any provision of its corporate documents as in effect, any applicable Law, or any contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound, (ii) accelerate, or constitute an event entitling any Person to accelerate, the maturity of any indebtedness or other liability of the Company or any of its Subsidiaries or to increase the rate of interest presently in effect with respect to any indebtedness of the Company or any of its Subsidiaries, or (iii) result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries, in each case of clauses (i) through (iii), except for any such conflict, violation, breach, default, acceleration, event, Lien or other occurrence which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(d)   Since the Applicable Date through the date of this Agreement, all consent, approval, authorization or permit of, or filing with or notification to any Governmental Entity required under any applicable Laws in connection with the Control Documents have been made or unconditionally obtained in writing, and no such consent, approval, authorization, permit, filings or notifications has been withdrawn or is subject to any condition precedent, which has not been fulfilled or performed, except in each case, as would not reasonably be expected to have a Material Adverse Effect.
(e)   Each Control Document is duly executed by the parties thereto and constitutes a valid and legally binding obligation of the parties named therein, is in full force and effect and enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception. All of such Control Documents taken as a whole are legal, valid, enforceable and admissible as evidence under PRC Laws, except in each case, as would not reasonably be expected to have a Material Adverse Effect. No party to any Control Document is in material breach or default in the performance or observance of any of the material terms or provisions of such Control Document and to the knowledge of the Company, none of the parties to any Control Document has sent or received any written communication regarding termination of or intention not to renew any Control Document, and no such termination or non-renewal has been threatened in writing by any of the parties thereto.
(f)   Since the Applicable Date through the date of this Agreement, there have been no written disputes, disagreements, claims or legal proceedings, raised by any Governmental Entity or any other Person, pending or, to the knowledge of the Company, threatened in writing against any of the Controlled Entities or the Company or any of its Subsidiaries that (i) challenge the validity or enforceability of any part or all of the Control Documents, individually or taken as a whole, (ii) challenge the “variable interest entity” structure or the ownership structure as set forth in the Control Documents, (iii) claim any ownership, share, equity or interest in the Controlled Entities or the Company or any of its Subsidiaries, or claim any compensation for not being granted any ownership, share, equity or interest in the Controlled Entities or the Company or any of its Subsidiaries or (iv) claim any of the Control Documents or the ownership structure thereof or any arrangement or performance of or in accordance with the Control Documents was, is or will violate any PRC Laws, in each case of clauses (i) through (iv), except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole.
(g)   Except as reflected or otherwise reserved against on the consolidated financial statements of the Company (including the notes thereto) included in the Company’s annual report on Form 20-F filed with the SEC on April 25, 2023, neither the Company nor any of its Subsidiaries are subject to any liabilities or obligations in connection with any liquidation, dissolution, deregistration or similar corporate event involving any Controlled Entity.
Section 3.27   Anti-Takeover Provisions.   There are no “fair prices,” “moratoriums,” “business combinations,” “control share acquisitions” or other similar forms of anti-takeover statutes or regulations enacted under any Laws, or “poison pills”, “shareholder rights plans” or similar Contracts to each of which the Company is a party with respect to any shares of capital stock of the Company, or similar provisions under the Organizational Documents of the Company and its Subsidiaries (collectively, “Takeover Statute”), in each case applicable to this Agreement, the Merger or the other Transactions. The Company has taken all necessary actions to exempt this Agreement, the Merger and the other Transactions from any Takeover Statute applicable to this Agreement, the Merger or the other Transactions.
Section 3.28   No Other Representations or Warranties.
(a)   The Company is not relying and has not relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in Article IV and in any certificate delivered in connection with this Agreement. Such representations and warranties by Parent and Merger Sub constitute the sole and exclusive representations and warranties of Parent and Merger Sub in connection with the Transactions and the Company understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by Parent and Merger Sub.
(b)   In connection with the Transactions, each of the Company, its Subsidiaries and their respective Affiliates, shareholders, directors, officers, employees, agents, Representatives and advisors have received and may continue to receive after the date of this Agreement from Parent and Merger Sub and their respective Affiliates, shareholders, directors, officers, employees, consultants, agents, Representatives and advisors certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding Parent and Merger Sub and their business and operations. The Company hereby acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, and that the Company will have no claim against Parent and Merger Sub, or any of their Affiliates, shareholders, directors, officers, employees, consultants, agents, Representatives or advisors, or any other person with respect thereto other than, subject to the terms and conditions of this Agreement, with respect to Parent and Merger Sub, any such information is expressly addressed or included in a representation or warranty contained in Article IV. Accordingly, the Company hereby acknowledges and agree that neither Parent and Merger Sub nor any of their respective Affiliates, shareholders, directors, officers, employees, consultants, agents, Representatives or advisors, nor any other person, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans, other than, with respect to Parent and Merger Sub, subject to the terms and conditions of this Agreement, any such information is expressly addressed or included in a representation or warranty made by Parent and Merger Sub contained in Article IV.
Article IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:
Section 4.1   Organization.   Each of Parent and Merger Sub (a) is a legal entity duly incorporated, validly existing and in good standing under the Laws of its respective jurisdiction of incorporation, (b) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets in the manner in which they are currently owned, leased and operated and to conduct its business in the manner as presently conducted and (c) is qualified or licensed to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or, to the extent such concept is applicable, in such good standing, or to have such power or authority, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and Merger Sub has made available to the Company (i) true, complete and correct copies of its Organizational Documents, as currently in effect including all amendments thereto, and (ii) a true and complete list of all directors and executive officers of Parent and Merger Sub, as of the date hereof.
Section 4.2   Authority.   Each of Parent and Merger Sub has all requisite corporate power and authority, and has taken all corporate or other action necessary, in order to execute, deliver and perform its obligations under, this Agreement (and with respect to Parent, the CVR Agreement), and to consummate the Transactions. The execution, delivery and by each of Parent and Merger Sub of this Agreement (and with respect to Parent, the CVR Agreement) and the consummation by each of Parent and Merger Sub of the Transactions have been duly and validly authorized and approved by all necessary corporate or similar action of each of Parent and Merger Sub, and no other corporate proceedings or shareholder or similar action on the part of Parent or Merger Sub or any of their Affiliates are necessary to authorize or approve this Agreement (and with respect to Parent, the CVR Agreement), to perform their respective obligations hereunder or thereunder, or to consummate the Transactions (other than the filing of the Plan of Merger with the Registrar of Companies pursuant to the CICA). This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery hereof by the Company, is a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception. The CVR Agreement, when executed and delivered by Parent and, assuming the due authorization, execution and delivery thereof by the Rights Agent, is a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, subject to the Bankruptcy and Equity Exception.
Section 4.3   No Conflict; Required Filings and Consents.
(a)   The execution, delivery and performance of this Agreement by Parent and Merger Sub and of the CVR Agreement by Parent do not, and the consummation of the Transactions will not (i) breach, violate or conflict with the memorandum and articles of association or other governing documents of each of Parent and Merger Sub or the comparable governing instruments of any of their respective Subsidiaries, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (iv) of Section 4.3(b) have been obtained, and all filings described in such clauses have been made, conflict with, breach or violate any Law applicable to Parent or Merger Sub or by which either of them or any of their respective properties or assets are bound or (iii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default), require a consent or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, or result in the creation of a Lien (except for a Permitted Lien) on any of the material assets of Parent or Merger Sub pursuant to any Contracts to which Parent or Merger Sub, or any Affiliate thereof, is a party or by which Parent or Merger Sub or any of their Affiliates or its or their respective properties or assets are bound (including any Contract to which an Affiliate of Parent or Merger Sub is a party), except, in the case of clauses (ii) and (iii), for any such conflict, violation, breach, default, loss, right or other occurrence which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(b)   The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and of the CVR Agreement by Parent and the consummation of the Merger and the other Transactions by each of Parent and Merger Sub do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for (i) compliance with the applicable requirements, if any, of the Exchange Act and the rules and regulations promulgated thereunder and state securities, takeover and “blue sky” laws, (ii) compliance with the applicable requirements of NASDAQ, (iii) the filing of the Plan of Merger with the Registrar of Companies pursuant to the CICA, (iv) compliance with any applicable requirements of the HSR Act and any applicable foreign Antitrust and Foreign Investment Laws, (v) any filings with respect to Tax, and (vi) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 4.4   Absence of Litigation.   As of the date of this Agreement, there are no Actions pending or, to the knowledge of Parent, threatened against Parent or Merger Sub or any of their respective Subsidiaries, other than any such Action that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries nor any of their respective material properties or assets is or are subject to any Order, except for those that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 4.5   Sufficiency of Funds.   At the Closing, Parent will have, cash resources in immediately available funds and in an amount sufficient to consummate the Transactions and satisfy all of Parent’s obligations under this Agreement, including the payment of the aggregate Per Share Closing Amount and Per ADS Closing Amount, and procuring payment of the Company Warrant Consideration, In-the-Money Company Option Closing Amount and Company RSU Closing Amount, payable in respect of all Shares (other than the Excluded Shares, Dissenting Shares and Shares represented by ADSs), ADSs (other than ADSs representing the Excluded Shares), Company Warrants, Company Options and Company RSUs issued and outstanding as of immediately prior to the Effective Time, and to pay all related fees and expenses required to be paid by Parent or Merger Sub pursuant to the terms of this Agreement at the Effective Time. On the Milestone Payment Date, Parent will have cash resources in immediately available funds and in an amount sufficient to satisfy Parent’s cash payment obligations under the CVR Agreement. Parent’s and Merger Sub’s obligations under this Agreement and the CVR Agreement, including their obligations to consummate the Merger, are not subject to a condition regarding Parent’s or Merger Sub’s obtaining of funds to consummate the transactions contemplated by this Agreement and the CVR Agreement.
Section 4.6   Operations and Ownership of Merger Sub.   All of the issued and outstanding capital stock of Merger Sub is, and at and immediately prior to the Effective Time will be, owned by Parent. Merger Sub has been formed solely for the purpose of engaging in the Transactions and prior to the Effective Time will have engaged in no other business activities and will have no assets, liabilities or obligations of any nature other than (i) as expressly contemplated herein or in any other Transaction Document and (ii) liabilities and obligations incidental to its formation and the maintenance of its existence.

Section 4.7   Brokers.   No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission for which the Company will be liable prior to the Effective Time in connection with the Transactions based upon arrangements made by and on behalf of Parent or Merger Sub.
Section 4.8   Ownership of Shares.   As of the date of this Agreement, none of Parent, Merger Sub or any of their respective Affiliates directly or indirectly beneficially owns (as defined in Rule 13d-3 under the Exchange Act) any Shares or any other Equity Securities of the Company.
Section 4.9   Information Supplied.   None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement, on the date it (and any amendment or supplement thereto) is first furnished to the SEC, or at the time it is first mailed to the shareholders of the Company (including holders of ADSs) or at the time of the Shareholders Meeting, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not false or misleading. All documents and information supplied by or on behalf of Parent, Merger Sub or their respective Representatives for inclusion in the Proxy Statement, will comply as to form, in all material respects, with the provisions of the Exchange Act. Notwithstanding the foregoing, neither Parent nor Merger Sub makes any representation or warranty with respect to any statement made in any of the foregoing documents based on information supplied by or on behalf of the Company or any of its Representatives which is contained or incorporated by reference in the Proxy Statement.
Section 4.10   No Other Representations or Warranties.
(a)   Neither Parent nor Merger Sub is relying and neither Parent nor Merger Sub has relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in Article III and in any certificate delivered in connection with this Agreement. Such representations and warranties by the Company constitute the sole and exclusive representations and warranties of the Company and its Subsidiaries in connection with the Transactions and each of Parent and Merger Sub understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by each of the Company and its Subsidiaries.
(b)   In connection with the due diligence investigation of each of the Company and its Subsidiaries by Parent and Merger Sub and their respective Affiliates, shareholders, directors, officers, employees, agents, Representatives or advisors, Parent and Merger Sub and their respective Affiliates, shareholders, directors, officers, employees, agents, Representatives and advisors have received and may continue to receive after the date of this Agreement from the Company and its Subsidiaries and their Affiliates, shareholders, directors, officers, employees, consultants, agents, Representatives and advisors certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its Subsidiaries and their business and operations. Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, and that Parent and Merger Sub will have no claim against the Company and its Subsidiaries, or any of their Affiliates, shareholders, directors, officers, employees, consultants, agents, Representatives or advisors, or any other person with respect thereto other than, subject to the terms and conditions of this Agreement, with respect to the Company, any such information is expressly addressed or included in a representation or warranty contained in Article III. Accordingly, Parent and Merger Sub hereby acknowledge and agree that neither the Company and its Subsidiaries nor any of their respective Affiliates, shareholders, directors, officers, employees, consultants, agents, Representatives or advisors, nor any other person, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans, other than, with respect to the Company, subject to the terms and conditions of this Agreement, any such information is expressly addressed or included in a representation or warranty made by the Company contained in Article III.
Article V
CONDUCT OF BUSINESS PENDING THE MERGER
Section 5.1   Conduct of Business of the Company Pending the Merger.   From the date of this Agreement until the earlier of the Effective Time and the valid termination of this Agreement in accordance with

Article VIII, except (i) as required or otherwise expressly provided for by the Transaction Documents, (ii) as specifically set forth in Section 5.1 of the Company Disclosure Letter, (iii) as required to comply with applicable Law, or (iv) as Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed):
(a)   the Company shall use its reasonable best efforts to, and shall use its reasonable best efforts to cause each of its Subsidiaries to, conduct its and their respective businesses and operations in all material respects in the ordinary course of business and preserve intact its and each of its subsidiaries’ business organization, including keeping available the services of current executive officers, and to preserve the present relationships with those Persons having significant business relationships with the Company, and
(b)   without limiting the foregoing, the Company shall not and shall cause each of its Subsidiaries not to do any of the following:
(i)    amend, adopt any amendment to or otherwise change its Memorandum and Articles of Association or other Organizational Documents;
(ii)   effect or commence any complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization, reorganization, or similar transaction;
(iii)   merge or consolidate the Company or any of its Subsidiaries with any other Person, except for any such transactions among the Company and its wholly owned Subsidiaries;
(iv)   make any acquisition of (whether by merger, consolidation or acquisition of stock or substantially all of the assets), or make any investment in any interest in, any business or any corporation, partnership or other business organization or division thereof or any property, assets or securities, in each case, except for (A) purchases of pharmaceutical ingredients, inventory and other assets in the ordinary course of business, (B) acquisitions or investments pursuant to existing Contracts in effect as of the date hereof, (C) investments in or other transactions with any wholly owned Subsidiary of the Company, or (D) capital expenditures in accordance with Section 5.1(b)(xiii);
(v)   issue, sell, grant, authorize, pledge, encumber or dispose of (or authorize the issuance, sale, grant, authorization, pledge, encumbrance or disposition of) any Equity Securities of the Company or any of its Subsidiaries, except for (A) any issuance, sale or disposition to the Company or a wholly owned Subsidiary of the Company by any Subsidiary of the Company, (B) any issuance of Shares upon the exercise of Company Options or Company Warrants or settlement of Company RSUs, in each case outstanding as of the date hereof in accordance with their terms in effect on the date hereof, or (C) withholding of Shares in full or partial payment of any purchase price or exercise price and any applicable Taxes payable by such holder upon the exercise, settlement or lapse of conditions or restrictions on the Company Equity Awards, in each case outstanding as of the date hereof in accordance with their terms in effect on the date hereof;
(vi)   reclassify, combine, split, reverse split, consolidate, recapitalize, subdivide, redeem, purchase or otherwise acquire any Equity Security of the Company or any of the Company’s Subsidiaries or consummate or authorize any other similar transaction with respect to shares of capital stock or ownership interests of the Company or any of its Subsidiaries (or any warrants, options or other rights to acquire the foregoing) other than (A) the acquisition by the Company of Shares in connection with the surrender of Shares by holders of Company Equity Awards or the withholding of Shares in full or partial payment of any purchase price or exercise price and any applicable Taxes payable by such holder upon the exercise, settlement or lapse of conditions or restrictions on the Company Equity Awards, in each case, outstanding as of the date hereof in accordance with their terms in effect on the date hereof, (B) in connection with the forfeiture of Company Equity Awards outstanding as of the date hereof in accordance with their terms in effect on the date hereof, (C) purchase, transfer or other disposal between or among the Company and its wholly owned Subsidiaries, or (D) pursuant to existing Contracts in effect as of the date hereof;
(vii)   create or incur any Lien, other than Permitted Liens, on any assets of the Company or its Subsidiaries, other than (A) increased obligations under existing Liens resulting from indebtedness incurred in accordance with Section 5.1(b)(xvii), (B) as required pursuant to existing Contracts in effect as of the date hereof as set forth in Section 5.1(b)(xiv) of the Company Disclosure Letter, (C) in the ordinary course of business or (D) pursuant to Incidental Contracts;
(viii)   authorize or make any loans, advances (other than ordinary course business expenses, any advance or prepayment for any capital expenditure otherwise permitted under Section 5.1(b)(xiii)), capital contributions to, or other investments in, any Person (other than the Company or any of its Subsidiaries) in excess of $500,000 (or its equivalent in RMB or another currency) in the aggregate;
(ix)   sell, transfer or otherwise dispose of (whether by merger, consolidation or disposition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or otherwise sell, lease, assign, license, transfer, exchange, swap, abandon, knowingly fail to renew or permit to lapse or expire, grant an easement or covenant not to assert with respect to, grant any rights under, or subject to any Lien (other than Permitted Liens), fail to maintain or defend in full force and effect (including any failure to protect the confidentiality of any material Intellectual Property, or disclose, license, release, deliver, escrow or otherwise make available or grant any rights to any source code), or dispose of any material assets, rights or properties (including material Intellectual Property) other than (A) sale or disposition of inventory (or, in the case of Intellectual Property, non-exclusive licenses or covenants not to sue which are (x) not material to the business of the Company and its Subsidiaries, taken as a whole, and (y) incidental to the primary purpose of the applicable arrangement) in the ordinary course of business or are otherwise pursuant to an Incidental Contract, (B) pursuant to existing Contracts in effect as of the date hereof, (C) between or among the Company and its wholly owned Subsidiaries, (D) with respect to tangible assets with a fair market value of less than $125,000 (or its equivalent in RMB or another currency) in a single transaction or series of related transactions or are otherwise dispositions or abandonments of immaterial assets in the ordinary course of business, or (E) such actions that are taken for the purpose of permitting to expire Intellectual Property registrations expiring at the end of their statutory terms;
(x)   unless mandated by a Governmental Entity, (A) make any changes to, discontinue, terminate or suspend any ongoing research and development program or clinical trial relating to a Company Product or (B) commence, alone or with any third party, any research and development program or clinical trial that has not been disclosed to Parent prior to the date of this Agreement;
(xi)   make any material submissions or filings to the FDA, NMPA or any other applicable health regulatory Governmental Entity related to the Company’s business and operations or any Company Product, without, to the extent practicable and legally permissible, (A) providing Parent with a reasonable opportunity to review and comment on such submissions or filings and (B) using good faith efforts to incorporate any of Parent reasonable comments that are received in a timely fashion;
(xii)   declare, set aside, establish a record date for, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of the Company’s or its Subsidiaries’ capital stock, (except for any dividend or distribution by a Subsidiary of the Company to the Company or any Subsidiary of the Company);
(xiii)   authorize, make or incur any capital expenditures or obligations or liabilities in connection therewith, other than (A) any capital expenditures contemplated by the capital expenditure budget of the Company and its Subsidiaries made available to Parent prior to the date of this Agreement as set forth in Section 5.1(b)(xiii) of the Company Disclosure Letter, and (B) capital expenditures of less than $200,000 (or its equivalent in RMB or another currency) individually or $500,000 (or its equivalent in RMB or another currency) in the aggregate;
(xiv)   other than Incidental Contracts, (A) enter into any Contract that would have been a Material Contract if it had been in effect as of the date hereof, except for any statement of work issued under an existing Material Contract, in each case not in excess of $500,000 individually, or (B) modify or amend in any material respect, terminate, permit to expire or waive any material rights or obligations under any Material Contract;
(xv)   enter into any Contract or make any other commitment pursuant to which the Company or any of its Affiliates would receive, directly or indirectly, the benefit of any funding, grants, facilities,

services or other resources of a Governmental Entity, including any such commitment pursuant to which such Governmental Entity would be entitled to any ownership interest or other right in or to any Intellectual Property;
(xvi)   voluntarily terminate, suspend, abrogate, amend, let lapse or modify any material Permit in a manner materially adverse to the Company and its Subsidiaries, taken as a whole;
(xvii)   except for intercompany loans between the Company and any of its wholly owned Subsidiaries or between any wholly owned Subsidiaries of the Company, incur, prepay, issue, syndicate, refinance, or otherwise become liable for, indebtedness for borrowed money in excess of $500,000 (or its equivalent in RMB or another currency), or modify in any material respect the terms of any such indebtedness for borrowed money, or assume, guarantee or endorse the obligations of any Person (other than a wholly owned Subsidiary of the Company), in each case, in excess of $500,000 (or its equivalent in RMB or another currency), other than (A) guarantees incurred in compliance with this Section 5.1 by the Company of indebtedness of Subsidiaries of the Company, (B) the incurrence or guarantee of indebtedness under any existing credit facilities or other Contracts as in effect on the date hereof in an aggregate amount not to exceed the maximum amount authorized under the Contracts evidencing such indebtedness, or (C) in the ordinary course of business;
(xviii)   except to the extent required by Law, pursuant to this Agreement or the terms of any Company Plan as in effect on the date hereof, or mandated by a Governmental Entity, (A) increase the compensation or benefits of any Company Employee, (B) grant or pay (or otherwise increase) any cash or equity-based incentive compensation (including any Company Equity Awards) change in control, retention, severance, termination pay or other similar arrangement for any Company Employee, (C) establish, adopt, enter into, amend or terminate any Company Plan or any other compensation or benefit plan, program, agreement or arrangement that would be a Company Plan if in effect on the date of this Agreement, (D) grant, cancel or forgive any loan or advance of any money or any other property to any Company Employee, (E) hire, promote or terminate any employee at (or who would be at) the level of Vice President or above (other than a termination for cause as determined by the Company consistent with past practice), (F) increase the use of labor dispatch employees, or (G) take any action to accelerate the vesting, funding or payment of any compensation, or benefits under, any Company Plan or otherwise;
(xix)   change, in any material respect, in any financial accounting principles, except as may be required to conform to changes in applicable Law or GAAP or regulatory requirements with respect thereto;
(xx)   except to the extent required by applicable Law, (A) adopt or change any material Tax accounting method, (B) make, revoke, or change any material Tax election, claim, surrender, notice or consent, (C) affirmatively surrender any claim for a refund of a material amount of Taxes, (D) enter into any closing agreement or other written ruling or agreement with a Taxing Authority with respect to a material amount of Taxes, (E) amend any material Tax Return, (F) settle, compromise or otherwise resolve any material legal proceeding, audit, examination or investigation relating to Taxes, (G) fail to file when due (taking into account any extensions automatically granted) any material Tax Return or to pay when due any material Taxes, (H) change any annual Tax accounting period, or (I) change its residence for any Tax purpose or establish any permanent establishment or taxable presence in a jurisdiction where it is not so resident;
(xxi)   except to the extent required by applicable Law or mandated by a Governmental Entity, enter into or negotiate any CBA, or organize or certify any labor union or other labor organization as the bargaining representative for any Company Employee;
(xxii)   waive, release, settle or compromise any Action, other than settlements or compromises of any Action (A) that only involve payment of money damages where the amounts paid (net of insurance proceeds received) does not exceed $500,000 (or its equivalent in RMB or another currency) individually, (B) in the ordinary course of business, or (C) pursuant to or in connection with the Transaction Documents;

(xxiii)   terminate or cancel, let lapse, or amend or modify in any material respect, other than renewals in the ordinary course of business, any material insurance policies maintained by it which are not promptly replaced by a comparable amount of insurance coverage;
(xxiv)   enter any new line of business outside of its existing business as of the date hereof that is material to the Company and its Subsidiaries, taken as a whole; or
(xxv)   agree, authorize or commit to do or take any of the foregoing actions described in Section 5.1(b)(i) through Section 5.1(b)(xxiv).
Section 5.2   No Control of the Company’s Business.   Without in any way limiting any Party’s rights or obligations under this Agreement (including Section 5.1), nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ operations.
Article VI
ADDITIONAL AGREEMENTS
Section 6.1   Proxy Statement.
(a)   The Company will, as soon as reasonably practicable following the date of this Agreement and in any event within 15 Business Days, with the reasonable assistance of Parent and Merger Sub, prepare and furnish to the SEC the Proxy Statement. The Company shall use its reasonable best efforts to ensure that the Proxy Statement complies in all material respects with the applicable provisions of the Exchange Act and CICA. Parent shall furnish all information concerning itself and its Affiliates and provide such other assistance as may be reasonably requested in connection with the preparation, furnishing and distribution of the Proxy Statement, and shall promptly inform the Company whenever Parent discovers any fact or event relating to Parent or any of its Affiliates, officers or directors that is required to be corrected or set forth in an amendment or supplement to the Proxy Statement. Notwithstanding the foregoing, except as otherwise expressly provided in Section 6.3 or as contemplated by Section 6.8, prior to mailing the Proxy Statement or any other proxy or consent solicitation statement with respect to any meeting of the shareholders of the Company in connection with the Merger, the Company shall cooperate and provide Parent with a reasonable opportunity to review and comment on such document or response in advance and consider in good faith any comments provided by Parent or any of its Representatives with respect thereto.
(b)   If, at any time prior to the receipt of the Company Requisite Vote, any information relating to the Company or Parent, respectively, or any of their respective Affiliates, should be discovered by the Company or Parent which, in the reasonable judgment of the Company or Parent, respectively, should be set forth in an amendment of, or a supplement to, the Proxy Statement, so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Parties, and the Company and Parent shall cooperate in the prompt furnishing to the SEC of any necessary amendment of, or supplement to, the Proxy Statement and, to the extent required by applicable Law, in disseminating the information contained in such amendment or supplement to shareholders of the Company. Nothing in this Section 6.1(b) shall limit the obligations of any Party under Section 6.1(a). For purposes of this Section 6.1, any information concerning or related to the Company, its Affiliates or the Shareholders Meeting will be deemed to have been provided by the Company, and any information concerning or related to Parent or its Affiliates will be deemed to have been provided by Parent. Except to the extent that the Board of Directors shall have made a Change of Recommendation as expressly set forth in Section 6.3 or as contemplated by Section 6.8, the Proxy Statement will include the Recommendation.
Section 6.2   Shareholders Meeting.
(a)   The Company will, as soon as reasonably practicable following the date of this Agreement, duly call, give notice of, convene and hold a meeting of its shareholders (the “Shareholders Meeting”) for the purpose of seeking the approval of this Agreement, the Merger and the Plan of Merger by the Company Requisite Vote and, except if the Board of Directors shall have made a Change of Recommendation in accordance with Section 6.3, will use its reasonable best efforts to solicit approval of this Agreement and the Merger and the Plan of Merger. The Company will schedule the Shareholders Meeting as promptly as reasonably practicable following the dissemination of the Proxy Statement in accordance with applicable Law; provided that the Company may, without the prior consent of Parent, and shall if requested by Parent (with respect to the following clause (i)), adjourn or postpone the Shareholders Meeting if the Company or Parent, as applicable, believes in good faith that such adjournment or postponement is reasonably necessary to allow reasonable additional time to (i) solicit additional proxies necessary to achieve quorum or obtain approval of this Agreement by the Company Requisite Vote at the Shareholders Meeting (including any adjournment or postponement thereof), or (ii) distribute any supplement or amendment to the Proxy Statement that the Board of Directors has determined in good faith after consultation with outside legal counsel is necessary under applicable Law and for such supplement or amendment to be reviewed by the Company’s shareholders prior to the Shareholders Meeting (including any adjournment or postponement thereof), provided, however, that the Shareholders Meeting shall not be postponed or adjourned for more than 10 Business Days in each instance or 30 Business Days in the aggregate from the originally scheduled date of the Shareholders Meeting without the prior written consent of Parent (if such postponement or adjournment is made by the Company) or by mutual agreement of the Company and Parent (if such postponement or adjournment is requested by Parent).
(b)   In the event that subsequent to the date of this Agreement, the Board of Directors makes a Change of Recommendation or shall have provided any notice of its intent to make a Change of Recommendation pursuant to Section 6.3, except as is necessary to provide for the expiration of any time period required under Section 6.3, the Company shall nevertheless submit this Agreement, the Merger and the Plan of Merger to the shareholders for approval and authorization at the Shareholders Meeting in accordance with this Section 6.2 unless this Agreement shall have been terminated in accordance with its terms prior to the Shareholders Meeting.
Section 6.3   No Solicitation.
(a)   From the date hereof until the Effective Time or, if earlier, the valid termination of this Agreement in accordance with Article VIII:
(i)   the Company and its controlled Affiliates shall not, and shall cause their respective directors and officers to not, and shall use their respective reasonable best efforts to cause their respective Representatives to not, directly or indirectly:
(A)   solicit, initiate or take any other action to knowingly facilitate or knowingly encourage (including by way of furnishing information) any inquiries regarding, or the making, submission, modification or amendment or announcement of any proposal or offer, including any proposal or offer to its shareholders, that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal;
(B)   enter into, engage in, continue or otherwise participate in any manner in any discussions or negotiations regarding an Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal;
(C)   provide any information or data concerning the Company or any of its Affiliates, or afford access to the business, properties, assets, books or records of the Company or any of its Affiliates, to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) with the intent to induce the making, submission or announcement of an Acquisition Proposal or the intent to encourage, facilitate or assist an Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal;
(D)   approve, endorse, recommend, execute or enter into, or propose to approve, endorse, recommend, execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement (whether written or oral, binding or nonbinding) (other than an Acceptable Confidentiality Agreement) providing for, relating to, or that would reasonably be expected to result in, any Acquisition Proposal (each, an “Alternative Acquisition Agreement”);
(E)   amend or grant any waiver or release under any confidentiality, standstill or similar agreement, to which the Company or any of its Affiliates is a party, with respect to any class of equity interests of the Company or any of its Affiliates in connection with any Acquisition Proposal (provided, that if the Board of Directors determines in its good faith judgment after consultation with its financial advisor and outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, the Company may waive any such provision solely to the extent necessary to permit the Person bound by such provision to make an Acquisition Proposal to the Board of Directors on a confidential basis);
(F)   (1) withdraw or qualify, amend or modify the Recommendation in any manner adverse to Parent or Merger Sub, (2) fail to include the Recommendation in the Proxy Statement when mailed to the shareholders of the Company, (3) recommend, adopt or approve or publicly propose to recommend, adopt or approve any Acquisition Proposal or enter into any Alternative Acquisition Agreement, (4) fail to recommend against any Acquisition Proposal that is a tender offer or exchange offer subject to Regulation 14D promulgated under the Exchange Act within 10 Business Days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender offer or exchange offer, or (5) resolve to effect or publicly announce an intention or resolution to effect any of the foregoing (any of the foregoing in this clause (F), a “Change of Recommendation”);
(G)   take any action to make any Takeover Statute inapplicable to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) or any Acquisition Proposal; or
(H)   resolve, propose or agree to do any of the foregoing; and
(ii)   except as expressly permitted by this Section 6.3, the Company and its controlled Affiliates shall, and shall cause their respective directors and officers to, and shall use their respective reasonable best efforts to cause their respective Representatives to, promptly cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal. The Company shall promptly (A) terminate all access of any Person (other than Parent and its Representatives) to any electronic data room maintained by the Company in connection with any Acquisition Proposal and (B) request each Person that has heretofore executed a confidentiality agreement in connection with such Person’s consideration of any Acquisition Proposal, to return (or if permitted by the applicable confidentiality agreement, destroy) all information required to be returned (or, if applicable, destroyed) by such Person under the terms of the applicable confidentiality agreement.
(b)   The Company agrees that it will as promptly as practicable (and, in any event, within 36 hours) notify Parent in writing if it or, to its knowledge, any of its Representatives becomes aware that (i) any Acquisition Proposal (or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal) is received by the Company, or (ii) any discussions or negotiations are sought to be initiated or continued with, the Company, its Board of Directors (or any committee thereof) or any Representative of the foregoing in connection with any Acquisition Proposal (or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal). Such notice shall expressly state the identity of the Person or group of Persons making such Acquisition Proposal (or such inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal) and the material terms and conditions of such Acquisition Proposal (or such inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal), together with copies of any written material documents relating thereto provided to the Company, its Board of Directors (or any committee thereof) or any Representative of the foregoing, and thereafter the Company shall keep Parent reasonably informed, on a reasonably current basis, of any material change to the terms of any such Acquisition Proposal (or such inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal), together with copies of any new written material documents (as well as written summaries of any material oral communications) relating thereto provided by such Person or group of Persons making such Acquisition Proposal to the Company, its Board of Directors (or any committee thereof) or any Representative of the foregoing.
(c)   Notwithstanding anything to the contrary in this Agreement, at any time prior to the receipt of the Company Requisite Vote, the Company may (subject to compliance with this this Section 6.3), directly or indirectly through its Subsidiaries and its and their respective Representatives, following the receipt of an unsolicited bona fide written Acquisition Proposal that did not result from a breach of this Section 6.3 (in each case, other than any immaterial non-compliance that does not adversely affect Parent or Merger Sub):
(i)   contact the Person or group of Persons who has made such Acquisition Proposal solely (A) to clarify and understand the terms and conditions thereof solely to the extent the Board of Directors shall have determined in good faith that such contact is necessary to clarify ambiguities in the terms or conditions proposed in order to determine whether such Acquisition Proposal constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal, and (B) to notify such Person of the restrictions of this Section 6.3;
(ii)   provide information (including any information or data concerning the Company or any of its Subsidiaries) in response to the request of the Person or group of Persons who has made such Acquisition Proposal (including as modified or amended), if and only if prior to providing such information, the Company has received from the Person or group of Persons so requesting such information an executed Acceptable Confidentiality Agreement; provided that the Company shall provide or make available to Parent any such information (to the extent that such information has not been previously provided or made available to Parent) substantially concurrently with the time it is provided to made available to such Person or group of Persons making an Acquisition Proposal; or
(iii)   engage or participate in any discussions or negotiations with the Person or group of Persons who has made such Acquisition Proposal (including as modified or amended);
provided that prior to taking any action described in Section 6.3(c)(ii) or Section 6.3(c)(iii) above, the Board of Directors shall have (1) determined in its good faith judgement, after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal (including as modified or amended) constitutes, or would reasonably be expected to lead to, a Superior Proposal and that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Laws and (2) first delivered to Parent written notice advising Parent that the Company intends to take such action, which notice, in and of itself, shall not constitute a Change in Recommendation.
(d)   Notwithstanding anything to the contrary set forth in this Agreement but subject to compliance by the Company with this Section 6.3, at any time prior to obtaining the Company Requisite Vote, in connection with its receipt of a bona fide written Acquisition Proposal, the Board of Directors may effect a Change of Recommendation or terminate this Agreement in accordance with Section 8.1(c)(ii) to enter into a definitive agreement providing for such Superior Proposal, if and only if:
(i)   the Board of Directors determines in its good faith judgement after consultation with its financial advisor and outside legal counsel, in response to an unsolicited bona fide Acquisition Proposal that did not result from any breach of this Section 6.3 by the Company (other than any immaterial non-compliance that does not adversely affect Parent or Merger Sub), that such Acquisition Proposal constitutes a Superior Proposal and that failure to effect a Change of Recommendation with respect to such Acquisition Proposal would be inconsistent with the directors’ fiduciary duties under applicable Laws;
(ii)   prior to effecting a Change of Recommendation in connection with an Acquisition Proposal in accordance with this Section 6.3(d), (A) the Company shall have provided prior written notice (the “Change Notice”) to Parent that the Board of Directors intends to effect a Change of Recommendation or terminate this agreement in accordance with Section 8.1(c)(ii), describing in reasonable detail the reasons for such action (which notice shall specify the identity of the party making the Acquisition Proposal and the material terms thereof (including the consideration offered therein) and shall be delivered with complete copies of all relevant documents (other than redacted terms of financing documents) relating to such Acquisition Proposal), and (B) the Company shall, and shall cause its Representatives to, for four Business Days (the “Notice Period”), negotiate with Parent and its Representatives in good faith (to the extent Parent desires to negotiate) any proposed modifications to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal; provided that, in the event of any material revisions to the Acquisition Proposal, the Company shall deliver a new Change Notice to Parent and comply again with the requirements of this Section 6.3(d)(ii) with respect to such new Change Notice; provided, further, that with respect to the new Change Notice to Parent, the Notice Period shall be deemed to be a two-Business Day period rather than the four Business Day period first described above; and
(iii)   following the end of the Notice Period (and any renewed period thereof), the Board of Directors shall have determined in its good faith judgement (after consultation with its financial advisor and outside legal counsel), after considering the terms of any proposed amendment or modification to this Agreement, that the Acquisition Proposal continues to constitute a Superior Proposal and failure to effect a Change of Recommendation with respect to such Acquisition Proposal would still be inconsistent with the directors’ fiduciary duties under applicable Laws.
(e)   Notwithstanding anything to the contrary set forth in this Agreement, prior to the time, but not after, the Company Requisite Vote is obtained, if an Intervening Event has occurred, the Board of Directors may make a Change of Recommendation (other than in response to a Superior Proposal, which shall be governed by Section 6.3(d)), if and only if:
(i)   the Board of Directors determines in its good faith judgment after consultation with its financial advisor and outside legal counsel that, in light of an Intervening Event, failure to make a Change of Recommendation would be inconsistent with its fiduciary duties under applicable Law;
(ii)   prior to effecting a Change of Recommendation in connection with an Intervening Event in accordance with this Section 6.3(e), (A) the Company shall have provided a prior written notice (the “Intervening Event Notice”) to Parent that the Board of Directors intends to effect a Change of Recommendation in connection with such Intervening Event, which notice shall specify the nature of the Intervening Event in reasonable detail, and (B) after providing such Intervening Event Notice and prior to making such Change of Recommendation in connection with such Intervening Event, the Company shall, and shall cause its Representatives to, for four Business Days (the “Intervening Event Notice Period”), negotiate with Parent and its Representatives in good faith (to the extent that Parent desires to negotiate) any proposed modifications to the terms and conditions of this Agreement in a manner that obviates the need for such Change of Recommendation or so that failure to effect a Change of Recommendation would no longer be inconsistent with the directors’ fiduciary duties under applicable Laws; and
(iii)   following the end of such Intervening Event Notice Period, the Board of Directors shall have determined in its good faith judgement (after consultation with its financial advisor and outside legal counsel), after considering the terms of any proposed amendment or modification to this Agreement, that failure to effect a Change of Recommendation with respect to such Intervening Event would still be inconsistent with the directors’ fiduciary duties under applicable Laws.
(f)   Nothing contained in this Section 6.3 or elsewhere in this Agreement shall prevent the Board of Directors of the Company from (x) complying with Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A under the Exchange Act with regard to an Acquisition Proposal, so long as any action taken or statement made to so comply is consistent with this Section 6.3, or (y) making any required disclosure to the shareholders of the Company if the Board of Directors of the Company determines in good faith, after consultation with its outside legal counsel, that the failure to make such disclosure would be inconsistent with applicable Law. A “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act shall not be a Change of Recommendation; provided, that any such disclosure by the Company shall state that the Recommendation continues to be in effect unless, prior to the time of such public disclosure, a Change of Recommendation has been made in compliance with this Section 6.3.
(g)   Notwithstanding anything to the contrary set forth in this Section 6.3 the Company acknowledges and agrees that (i) any violation of the restrictions or obligations set forth in this Section 6.3 by any controlled Affiliate of the Company or their respective Representatives shall constitute a breach of this Section 6.3 by the Company, and (ii) it shall not nor shall it permit its controlled Affiliates to enter into any agreement that prohibits or restricts the Company from providing to Parent the information contemplated by this Section 6.3 or otherwise complying with this Section 6.3.
Section 6.4   Efforts; Required Action and Forbearance.
(a)   Reasonable Best Efforts.   Subject to Section 6.4(d), upon the terms and subject to the conditions set forth in this Agreement, Parent and Merger Sub, on the one hand, and the Company, on the other hand, will use their respective reasonable best efforts to (i) take (or cause to be taken) all actions; (ii) do (or cause to be done) all things; and (iii) assist and cooperate with the other Parties in doing (or causing to be done) all things, in each case as are necessary, proper or advisable pursuant to applicable Law or otherwise to consummate and make effective, as soon as reasonably practicable (and in any event by no later than the End Date), the Transactions, including by using reasonable best efforts to (A) cause the conditions to the Merger set forth in Article VII to be satisfied, (B) (1) seek to obtain all consents, waivers, approvals, Orders, authorizations and expirations or terminations of waiting periods from Governmental Entities; and (2) make all registrations, declarations and filings with Governmental Entities, in each case that are necessary or advisable in connection with the consummation of the Merger, and (C) subject to obtaining the prior approval of Parent (not to be unreasonably withheld, conditioned or delayed) as to the form and content of all communications and notifications, (1) seek to obtain all consents, waivers and approvals and (2) deliver all notifications, in each case pursuant to any Contracts of the Company or its Subsidiaries so as to seek to maintain and preserve the benefits to the Surviving Company of such Contracts as of and following the consummation of the Merger.
(b)   Filings Under the HSR Act and Other Applicable Antitrust and Foreign Investment Laws.   Each of Parent and Merger Sub (and their respective Affiliates, if applicable), on the one hand, and the Company (and its Affiliates, if applicable), on the other hand, will (and will cause its respective Affiliates to) promptly (and in the case of the Notification and Report Form relating to this Agreement and the Merger as required by the HSR Act, in any event no later than ten Business Days after the date of this Agreement) file (i) a Notification and Report Form relating to this Agreement and the Merger as required by the HSR Act with the FTC and the Antitrust Division of the DOJ; and (ii) comparable pre-merger or post-merger notification filings, forms and submissions with any Governmental Entity pursuant to other Antitrust and Foreign Investment Laws as may be necessary, proper, or advisable to effectuate, or in connection with the effectuation of, the Transactions. Each of Parent and the Company will (and will cause each of its respective Representatives, as applicable, to) (A) cooperate and coordinate with the other in the making of such filings; (B) use its respective reasonable best efforts to supply the other (or cause the other to be supplied) any information that may be required in order to make such filings; (C) use its respective reasonable best efforts to supply (or cause the other to be supplied) with any additional information that reasonably may be required or requested in relation to such filings by the FTC, the DOJ or the Governmental Entities of any other applicable jurisdiction in which any such filing is made; (D) subject to Section 6.4(d), use its respective reasonable best efforts to take all action necessary to obtain any approvals, consents and clearances pursuant to any Antitrust and Foreign Investment Laws as may be necessary, proper, or advisable to effectuate, or in connection with the effectuation of, the Transactions as promptly as practicable (and in any event by no later than the End Date) and to remove any court or regulatory orders under the Antitrust and Foreign Investment Laws impeding the ability to consummate the Transactions by the End Date; and (E) subject to Section 6.4(d), take any and all actions reasonably necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act and other Antitrust and Foreign Investment Laws prior to the End Date, and to avoid any impediment to the consummation of the Merger under any Antitrust and Foreign Investment Laws, including (1) proposing, offering, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, (x) conduct of business restrictions, a sale, divestiture, license or other disposition, or imposition of any Lien or impediment upon, any or all of the capital stock or other equity or voting interests, assets (whether tangible or intangible), rights, products or businesses of Parent, Merger Sub, their respective Affiliates, the Company or any of its Affiliates or (y) any other restrictions on the activities of Parent, Merger Sub, their respective Affiliates, the Company or any of its Affiliates, including any limitation on the ability of Parent, Merger Sub, their respective Affiliates, the Company or its Affiliates to conduct their respective businesses or own any capital stock or assets or to acquire, hold or exercise full rights of ownership of their respective businesses or assets and, in the case of Parent, the businesses or assets of the Company and its Subsidiaries and (2) proposing, offering, negotiating, committing to and effecting any concession, release, admission of liability, compromise, settlement or loss of rights in connection with any actual or threatened Action (such actions under clause (E), each, a “Remedy Action”); provided, however, that none of Parent, Merger Sub or the Company shall be required to agree to any Remedy Action unless such Remedy Action is conditioned upon the Closing. Each Party shall, after consultation with the other Parties, use reasonable best efforts to certify compliance with any request for additional information or documentary material from any Governmental Entity with respect to the Merger pursuant to the HSR Act or any other Antitrust and Foreign Investment Laws applicable to the Merger. Parent shall pay all filing fees for any filings required under Antitrust and Foreign Investment Laws, but the Company shall bear its own costs for the preparation of any such filings.
(c)   Cooperation.   In furtherance and not in limitation of the foregoing, the Company, Parent and Merger Sub shall (and shall cause each of their respective Affiliates, as applicable, to), subject to any restrictions under applicable Law, (i) promptly notify the other Parties of (and, if in writing, furnish them with copies of (or, in the case of oral communications, advise them of the contents of)) any substantive communication received by such Person from a Governmental Entity in connection with the Transactions and permit the other Parties to review and discuss in advance (and to consider in good faith any comments made by the other Parties in relation to) any proposed draft notifications, formal notifications, filings, submissions or other written communications (and any analyses, memoranda, white papers, presentations, correspondence or other documents submitted therewith) made in connection with the Transactions to a Governmental Entity; (ii) keep the other Parties reasonably informed with respect to the status of any such submissions and filings to any Governmental Entity in connection with the Transactions and any developments, meetings or discussions with any Governmental Entity in respect thereof, including with respect to (A) the receipt of any non-action, action, clearance, consent, approval or waiver; (B) the expiration of any waiting period; (C) the commencement or proposed or threatened commencement of any Action; and (D) the nature and status of any objections raised or proposed or threatened to be raised by any Governmental Entity with respect to any of the Transactions; and (iii) not independently participate in any meeting, hearing, proceeding or discussions with or before any Governmental Entity in respect of the Transactions without giving the other Parties reasonable prior notice of such meeting, hearing, proceeding or discussion, and, unless prohibited by such Governmental Entity, the opportunity to attend or participate. However, each of the Company, Parent and Merger Sub may designate any non-public information provided to any Governmental Entity as restricted to “outside counsel” only and any such information will not be shared with the Representatives of the other Parties without approval of the Party providing the non-public information. Each of the Company, Parent and Merger Sub may redact any information (A) to remove references concerning the valuation of the Company, and (B) as necessary to preserve the legal privilege before sharing any information provided to any Governmental Entity with another Party on an “outside counsel” only basis. This Section 6.4(c) shall not apply with respect to any communications with (including any meeting, hearing, proceeding or discussions with or before) any Taxing Authority. No Party shall enter into any timing agreement or commit to or agree with any Governmental Entity to stay, toll or extend any applicable waiting period, or pull and refile, under the HSR Act or any other applicable Antitrust and Foreign Investment Laws, or not to consummate the Transactions for any period of time, without the prior written consent of the other Parties.
(d)   Limitations.   Notwithstanding anything to the contrary in this Agreement (including Section 6.1 and this Section 6.4):
(i)   from the date of this Agreement until the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article VIII, Parent shall not, and shall cause its Affiliates not to, acquire or agree to acquire by merging or consolidating with, or by purchasing equity in, or by any other manner (including exclusive licensing), a controlling interest in any Person, or otherwise acquire or agree to acquire a substantial portion of the assets of any Person, in each case, related to the development or commercialization of autologous CAR-T cell therapies for the treatment of multiple myeloma or system lupus erythematosus if the entering into of an agreement relating to or the consummation of such acquisition, merger or consolidation would reasonably be expected to (i) impose any substantial delay in the obtaining of, or significantly increase the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any Governmental Entity necessary to consummate the Transactions or the expiration or termination of any applicable waiting period or (ii) significantly increase the risk of any Governmental Entity entering an order prohibiting the consummation of the Transactions;
(ii)   none of Parent, Merger Sub or any of their respective Affiliates shall be required to (and, without the prior written consent of Parent, none of the Company or its Affiliates may) (A) take any Remedy Action (x) with respect to any assets, categories of assets or portions of any business of the Company or any of its Subsidiaries with a fair market value in excess of $5,000,000, or (y) with respect to any assets, categories of assets or portions of any business of Parent or its Affiliates, (B) initiate, contest, defend or appeal any Actions, whether judicial or administrative, against any Governmental Entities relating to challenges to this Agreement or any of the Transactions or (C) commit to seek prior approval from any Governmental Entity of any future transaction.
(iii)   Following good faith consultation with the Company, Parent shall have the right, to make all strategic and tactical decisions as to any necessary approval under applicable Antitrust and Foreign Investment Laws, taking into account reasonable views of the Company. The Company will not, nor will it permit any of its Subsidiaries or Representatives to, make any communications with, or proposals relating to, or enter into, any understanding, undertaking or agreement with, any Governmental Entity relating to any approval under applicable Antitrust and Foreign Investment Laws required with respect to the Transactions without Parent’s prior review and approval.
(e)   Remedial Actions.   Without limiting any obligations of the Company under this Agreement, the Company shall, and shall cause its Subsidiaries to, agree to such Remedy Actions and enter into such Contracts as may be requested by Parent so long as such Remedy Actions and Contracts are conditioned on the Closing having occurred.
Section 6.5   Notification of Certain Matters.   Subject to applicable Law and the requirements of this Agreement, the Company shall give prompt written notice to Parent, and Parent shall give prompt written notice to the Company, of (a) any material notice or other communication received by such Party from any Governmental Entity (other than a Taxing Authority) in connection with the Transactions, (b) any written notice or other written communication received by such Party from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, if the failure of such Party to obtain such consent would reasonably be expected to prevent or materially delay the consummation of the Transactions, and (c) any Action commenced or, to such Party’s knowledge, threatened against, relating to or involving or otherwise affecting such Party or any of its Subsidiaries or Affiliates which relate to the Merger or any of the other Transactions; provided that the delivery of any notice pursuant to this Section 6.5 shall not (i) cure any breach of, or non-compliance with, any other provision of this Agreement or (ii) limit the remedies available to the Party receiving such notice. The Parties agree and acknowledge that the Company’s, on the one hand, and Parent’s, on the other hand, compliance or failure of compliance with (but not Willful Breach of) this Section 6.5 shall not be taken into account for purposes of determining the satisfaction of the condition referred to in Section 7.2(b) or Section 7.3(b), respectively.
Section 6.6   Access to Information; Confidentiality.
(a)   From the date hereof until the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article VIII, upon reasonable prior written notice from Parent to an executive officer or other Person designated by the Company, the Company shall, and shall use its reasonable best efforts to cause its Subsidiaries, officers, directors and employees to, (i) afford Parent and its Representatives reasonable access, consistent with applicable Law, at normal business hours, to the Company’s and its Subsidiaries’ respective senior officers and key employees, properties, offices, and other facilities and to all books and records, and (ii) reasonably promptly furnish Parent with such existing financial, operating and other data and information concerning the Company’s and its Subsidiaries’ businesses, Contracts, properties, assets and liabilities as Parent or its Representatives may from time to time reasonably request. Notwithstanding the foregoing, any such investigation or consultation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or its Subsidiaries or the prompt and timely discharge by such officers or employees of their normal duties, and any such access shall be conducted at Parent’s expense under the supervision of appropriate personnel of the Company or its Subsidiaries and shall not include invasive testing. Neither the Company nor any of its Subsidiaries shall be required to provide access or to disclose information where such access or disclosure would jeopardize any attorney-client privilege of the Company or any of its Subsidiaries or contravene any applicable Law or binding agreement entered into prior to the date of this Agreement. In addition, certain information disclosed pursuant to this Section 6.6 may be disclosed subject to execution of a joint defence agreement in customary form, and disclosure may be limited to external counsel for Parent, in each case, solely to the extent the Company determines (after consultation with outside legal counsel) that doing so is reasonably required for the purpose of complying with applicable Antitrust and Foreign Investment Laws.
(b)   Each of Parent and Merger Sub shall comply with, and shall cause their respective Representatives and Affiliates to comply with, all of their respective obligations under the applicable terms and conditions of the Reciprocal Confidentiality Agreement, dated May 16, 2023, by and between Gracell Biopharmaceuticals, Inc. and AstraZeneca Pharmaceuticals LP, as amended and novated to the Company and AstraZeneca UK Limited on December 12, 2023 (the “Confidentiality Agreement”), which shall remain in full force and effect in accordance with its terms. All information disclosed to Parent or its Representatives pursuant to this Section 6.6 shall be subject to the Confidentiality Agreement. Parent shall be responsible for any unauthorized disclosure of any such information provided or made available pursuant to Section 6.6 by its Representatives. Notwithstanding anything to the contrary in this Agreement or the Confidentiality Agreement, it is hereby understood and agreed that reports made to Taxing Authorities in connection with the Transactions shall not be deemed a breach of the Confidentiality Agreement.
Section 6.7   Stock Exchange Delisting.   Prior to the Closing Date, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NASDAQ to enable the delisting by the Surviving Company of the Shares and ADSs from NASDAQ and the deregistration of the Shares and ADSs under the Exchange Act as promptly as practicable after the Effective Time.
Section 6.8   Publicity.   Except as may be required by applicable Law, the press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by the Company and Parent. Thereafter, at any time prior to the earlier of the Effective Time and the valid termination of this Agreement pursuant to Article VIII, the Company and Parent shall consult with each other prior to issuing, and provide each other a reasonable opportunity to review and comment on (and consider such proposed comments in good faith), any press releases or any public announcements with respect to this Agreement or the Transactions (including the Merger) by the Company or Parent; provided that (A) any such press release or public announcement as may be required by applicable Laws or by any listing agreement with or rule of a national securities exchange may be issued prior to such consultation if the Party proposing to issue such press release or make such public announcement has used its reasonable best efforts to consult in good faith with the other Parties on a timely basis before making any such public announcements, (B) each Party may, without such consultation or consent, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences and each Party may make disclosures in documents filed or furnished with the SEC or otherwise required to be disclosed pursuant to applicable Law, in each case so long as such statements are consistent with previous press releases, public disclosures or public statements made jointly by the Parties (or individually, if approved by the other Parties) and (C) the foregoing shall not apply to any internal announcements by the Company to its employees which are not made public. Notwithstanding the foregoing, the restrictions set forth in this Section 6.8 shall not apply to any release or announcement made or proposed to be made by (x) the Company, Parent or Merger Sub in connection with a Change of Recommendation made in compliance with this Agreement or (y) by the Company pursuant to Section 6.3(f), or with respect to an Acquisition Proposal made in compliance with this Agreement.
Section 6.9   Employee Matters.
(a)   For a period of 12 months following the Closing Date, Parent shall provide, or shall cause its applicable Affiliates (including, after the Closing, the Surviving Company and its Subsidiaries) to provide, to each person who is an employee of the Company or its Subsidiaries immediately prior to the Effective Time and who continues to be so employed immediately after the Effective Time (each, a “Continuing

Employee”), (i) a base salary or base wage rate, as applicable, target annual or short-term cash incentive opportunities and severance and termination benefits that are, in each case, no less favorable than the base salary or base wage rate, as applicable, target annual or short-term cash incentive opportunities and severance and termination benefits provided to such Continuing Employee immediately prior to the Effective Time, and (ii) other employee benefits that are, taken as a whole, no less favorable than either (A) the employee benefits that were provided to such Continuing Employee immediately prior to the Effective Time or (B) those provided to similarly situated employees of Parent or its Affiliates and (iv) with respect to any Continuing Employee outside of the United States, any other material terms and conditions of employment as were provided to such Continuing Employee immediately prior to the Effective Time; provided that, the term “other material terms and conditions” is limited to practices that, if changed or eliminated, would give rise to a claim for monetary damages or severance, redundancy or separation benefits under applicable Law. Notwithstanding the foregoing, for all purposes of this Section 6.9(a), (x) defined benefit pension benefits, retiree medical and other post-termination medical and welfare benefits, equity-based compensation and benefits, deferred compensation, retention, change in control, transaction and similar non-recurring bonuses or arrangements shall be excluded and (y) if, with respect to any Continuing Employee outside of the United States, greater compensation or benefits are required to be provided under applicable Law, Parent shall provide, or cause to be provided, such applicable greater compensation or benefits (to the extent required).
(b)   With respect to any benefit plan or arrangement maintained by Parent or its Affiliates (including, after the Closing, the Surviving Company) in which any Continuing Employee is eligible to participate during the calendar year in which the Closing occurs (each, a “Parent Plan”), for purposes of determining eligibility to participate and vesting (but not for purposes of benefit accrual, except under Parent’s or its Affiliates’ vacation policy), each Continuing Employee’s service with the Company or any of its Subsidiaries (as well as service with any predecessor employer) prior to the Closing Date shall be treated as service with Parent and its Affiliates (including the Surviving Company) as of the Closing Date to the same extent and for the same purpose that such service was credited for such Continuing Employee under the corresponding Company Plan in which such Continuing Employee participated immediately prior to the Closing; provided that the foregoing shall not apply (x) to the extent that it would result in any duplication of benefits, compensation, or coverage for the same period of service or (y) with respect to any pension plan or retiree medical welfare benefit program. With respect to any Parent Plan that is a group health plan, Parent shall, or shall cause its Affiliates (including the Surviving Company) to, use commercially reasonable efforts to, for the plan year in which the Closing occurs, (i) waive, or cause to be waived, all preexisting condition, limitations, actively-at-work requirements and waiting periods with respect to participation by and coverage of each Continuing Employee (and his or her eligible dependents) to the same extent such condition, limitations, requirements and waiting periods were already satisfied or did not apply under the corresponding Company Plan that is a group health plan in which such Continuing Employee participated immediately prior to the Closing; and (ii) recognize, or cause to be recognized, the dollar amount of all coinsurance, deductibles and out-of-pocket expenses paid by each Continuing Employee (and his or her eligible dependents) under a Company Plan that is a group health plan during the portion of the applicable plan year prior to the Closing Date for purposes of satisfying the applicable plan year’s deductible and coinsurance limitations under the Parent Plan that is a group health plan in which each Continuing Employee (and his or her eligible dependents) participate during such applicable plan year.
(c)   If requested by Parent in a writing delivered to the Company following the date hereof and at least 15 Business Days prior to the Closing Date, the Company shall take all necessary action (including the adoption of resolutions and plan amendments and the delivery of any required notices) to terminate, effective as of no later than the day immediately preceding the Closing Date, any Company 401(k) Plan. The Company shall provide Parent with a copy of the resolutions, plan amendments, notices and other documents prepared to effectuate the termination of the Company 401(k) Plans, each of which shall be subject to review and approval by Parent (which shall not be unreasonably withheld, conditioned or delayed). Upon the distribution of the assets in the accounts under the Company 401(k) Plan to the participants, Parent shall permit the Continuing Employees who are then actively employed with Parent or its Subsidiaries to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code), in the form of cash, from the Company 401(k) Plan to the applicable tax-qualified defined contribution plans of Parent or its Subsidiaries, if so elected by such Continuing Employees in accordance with applicable Law.
(d)   Nothing in this Agreement shall confer upon any Continuing Employee or any other Person any right to employment (or any term or condition of employment) or to continue in the employ or service of Parent, the Surviving Company or any Subsidiary or Affiliate of Parent or the Surviving Company, or shall interfere with or restrict in any way the rights of Parent, the Surviving Company or any Subsidiary or Affiliate of Parent or the Surviving Company, which rights are hereby expressly reserved, to discharge or terminate the services of any Person or any Continuing Employee at any time and for any reason whatsoever, with or without cause, subject to the terms of any applicable Company Plan or Law. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 6.9 shall (i) be deemed or construed to be an establishment, amendment, termination or other modification of any Company Plan or any other benefit or compensation plan, program, policy, agreement or arrangement, (ii) prevent Parent, the Surviving Company or any Subsidiary or Affiliate of Parent or the Surviving Company from establishing, amending or terminating any Company Plans or any benefit or compensation plan, program, policy, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them, or (iii) create any third-party beneficiary or other rights or remedies in any Person, other than the Parties, including any current or former service provider of the Company or its Affiliates (or any beneficiaries or dependents thereof).
Section 6.10   Directors’ and Officers’ Indemnification and Insurance.
(a)   From and after the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, indemnify and hold harmless each present and former director and officer of the Company or any of its Subsidiaries and any person who becomes a director or officer of the Company or any of its Subsidiaries prior to the Effective Time (in each case, when acting in such capacity) (the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities or awards paid in settlement incurred in connection with any actual or threatened Action, whether civil, criminal, administrative or investigative and whether formal or informal, arising out of, relating to or in connection with such directorship or office at or prior to the Effective Time (including the fact that such Person is or was a director or officer of the Company or any of its Subsidiaries or any acts or omissions occurring or alleged to occur from such directorship or office (including acts or omissions with respect to the approval of this Agreement or the Transactions or arising out of or pertaining to the Transactions and actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party) prior to the Effective Time), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under the Laws of the Cayman Islands and its Memorandum and Articles of Association in effect on the date of this Agreement to indemnify such Person and Parent or the Surviving Company shall advance expenses (including reasonable attorneys’ fees) incurred in the defense of any Action, including any expenses incurred in successfully enforcing such Person’s rights under this Section 6.10. This Section 6.10 shall not apply with respect to any Taxes on the Indemnified Parties’ remuneration or benefits from such directorship or office.
(b)   The Surviving Company shall, and Parent shall cause the Surviving Company to, honor and perform the obligations under any indemnification provision, advance of expenses and any exculpation provision in (i) the Memorandum and Articles of Association or comparable Organizational Documents of the Company or any of its Subsidiaries, or (ii) any indemnification agreements between the Company or any of its Subsidiaries, on the one hand, and any Indemnified Party, on the other hand (collectively, the “Indemnification Agreements”). The provisions in the Surviving Company’s memorandum and articles of association (or in such documents of any successor to the business of the Surviving Company) and in the memorandum and articles of association and other Organizational Documents of the Company’s Subsidiaries with respect to indemnification, advancement of expenses and exculpation of any Indemnified Party shall be no less favorable to such Indemnified Party than such provisions contained in the Company’s Memorandum and Articles of Association in effect as of the date hereof, which provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right or obligation thereunder of any Indemnified Party for a period of six years after the Effective Time except as required by applicable Law.

(c)   Parent shall maintain, or shall cause the Surviving Company to maintain, at no expense to the beneficiaries, in effect for at least six years from the Effective Time the current policies of the directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company or any of its Subsidiaries (provided that Parent or the Surviving Company may substitute therefor policies of at least the same coverage containing terms and conditions which are not less advantageous to any beneficiary thereof) with respect to matters existing or occurring at or prior to the Effective Time and from insurance carriers having at least an “A” rating by A.M. Best with respect to directors’ and officers’ liability insurance; provided, however, that after the Effective Time, Parent and the Surviving Company shall not be required to pay pursuant to this Section 6.10(c) more than an amount per annum equal to 300% of the last annual premium paid by the Company prior to the date hereof (such amount, the “Maximum Annual Premium”) in respect of the coverage required to be obtained pursuant hereto under each such policy; provided, further, that if such insurance is not available or the aggregate annual premium for such insurance exceeds the Maximum Annual Premium, Parent shall, or shall cause the Surviving Company to, obtain insurance with as much coverage as reasonably practicable for the Maximum Annual Premium. In lieu of maintaining the directors’ and officers’ liability insurance policies contemplated by this Section 6.10(c), the Company may, and at Parent’s request, the Company shall, purchase from insurance carriers with comparable credit ratings, no later than the Effective Time, a six-year prepaid “tail policy” providing at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured than the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries with respect to claims arising from facts or events that occurred at or before the Effective Time, including the Transactions, and from insurance carriers having at least an “A” rating by A.M. Best with respect to directors’ and officers’ liability insurance, so long as the aggregate cost for such “tail” policy does not exceed the Maximum Annual Premium in respect of the coverage required to be obtained pursuant hereto under each such “tail” policy; provided that, if such “tail” policy is not available or the aggregate cost for such “tail” policy exceeds the Maximum Annual Premium, the Company shall obtain a “tail” policy with as much coverage as reasonably practicable for the Maximum Annual Premium. If the Company elects to purchase such “tail policy”, the Surviving Company shall (and Parent shall cause the Surviving Company to) maintain such “tail policy” in full force and effect and continue to honor their respective obligations thereunder. Parent agrees to honor and perform under, and to cause the Surviving Company to honor and perform under, for a period of six years after the Effective Time, all Indemnification Agreements.
(d)   If Parent or the Surviving Company or any of their respective successors or assigns (i) shall consolidate or amalgamate with or merge into any other corporation or entity and shall not be the continuing, merged or surviving company or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Company shall assume all of the obligations set forth in this Section 6.10.
(e)   The provisions of this Section 6.10 shall survive the Merger and, following the Effective Time, are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and representatives, each shall be a third party beneficiary of the provisions of this Section 6.10.
(f)   The rights of the Indemnified Parties under this Section 6.10 shall be in addition to any rights such Indemnified Parties may have under the Memorandum and Articles of Association of the Company or the comparable Organizational Documents of any of its Subsidiaries, or under any applicable Contracts or Laws. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or its officers, directors and employees, it being understood that the indemnification provided for in this Section 6.10 is not prior to, or in substitution for, any such claims under any such policies.
Section 6.11   Takeover Statutes.   If any Takeover Statute is or may become applicable to the Merger or the other Transactions, each of the Company and Parent and the members of their respective boards of directors shall grant such approvals and take such actions as are reasonably necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and the CVR Agreement and otherwise act to eliminate or minimize the effects of such Takeover Statute on such transactions.

Section 6.12   CVR Agreement.   At or prior to the Effective Time, Parent shall authorize and duly adopt, execute and deliver, and will ensure that a duly qualified Rights Agent executes and delivers, the CVR Agreement, subject to any reasonable revisions to the CVR Agreement that are requested by such Rights Agent (provided that such revisions are not, individually or in the aggregate, detrimental or adverse, taken as a whole, to any holder of a CVR). Parent and the Company shall cooperate, including by making changes to the form of CVR Agreement, as necessary to ensure that the CVRs are not subject to registration under the Securities Act, the Exchange Act or any applicable state securities or “blue sky” laws.
Section 6.13   Transaction Litigation.   In the event that any shareholder litigation related to this Agreement, the Merger or the other Transactions is brought or threatened against the Company, its officers or any members of the Board of Directors prior to the Effective Time (the “Transaction Litigation”), the Company shall promptly notify Parent of any such Transaction Litigation and shall keep Parent reasonably informed with respect to the status thereof, including by promptly providing Parent copies of all proceedings and correspondence relating to such Transaction Litigation. The Company shall give Parent a reasonable opportunity to participate in the defense or settlement of any Transaction Litigation and shall consider in good faith Parent’s advice with respect to such Transaction Litigation. The Company shall not settle or agree to settle any Transaction Litigation, or take any action to settle any Transaction Litigation, without Parent’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.
Section 6.14   Resignation of Directors.   At the Closing, except as otherwise may be agreed by Parent, the Company shall cause to be delivered to Parent the resignation of all members of the Board of Directors who are in office immediately prior to the Effective Time, which resignations shall be effective at, and conditioned upon, the Effective Time, and shall not affect any employment relationship with the Company or any of its Subsidiaries, as applicable.
Section 6.15   Obligations of Merger Sub; Obligations of Subsidiaries.
(a)   Parent shall take all actions reasonably necessary to cause Merger Sub and the Surviving Company to perform their respective obligations under this Agreement.
(b)   The Company shall take all actions reasonably necessary to cause its Subsidiaries to perform their respective obligations under this Agreement.
Section 6.16   Merger Sub Shareholder Consent.   Immediately following the execution of this Agreement, Parent shall execute and deliver, in accordance with the CICA and in its capacity as the sole shareholder of Merger Sub, a written consent adopting and approving this Agreement.
Article VII
CONDITIONS OF MERGER
Section 7.1   Conditions to Obligation of Each Party to Effect the Merger.   The respective obligations of each Party to effect the Merger shall be subject to the satisfaction (or written waiver, if permissible under Law, by Parent and the Company) at or prior to the Closing of the following conditions:
(a)   Shareholder Approval.   The Company Requisite Vote shall have been obtained in accordance with the CICA and the Memorandum and Articles of Association.
(b)   No Prohibitive Injunctions or Laws.   No (i) temporary restraining order, preliminary or permanent injunction or other Order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition will be in effect, or (ii) action will have been taken by any Governmental Entity of competent jurisdiction, (iii) Law shall have been issued, enacted, promulgated, entered, enforced or deemed applicable to the Merger, that, in the case of each of the foregoing clauses (i), (ii) or (iii), prohibits, makes illegal, enjoins or otherwise prevents the consummation of the Merger (any such order, injunction, other Order, restraint, prohibition, action or Law, a “Restraint”); provided that the condition in this Section 7.1(b) may not be invoked by a Party if such Party (or, in the case of Parent, Parent or Merger Sub) is in material breach of, or has breached, in any material respect, any of its obligations under this Agreement required to be performed at or prior to the Effective Time, which breach has been the proximate cause of such Restraint.

(c)   Antitrust and Foreign Investment Laws.   (i) The waiting period (and any extensions thereof) (including any voluntary agreements with a Governmental Entity not to consummate the Transactions for any period of time), if any, applicable to the Transactions, pursuant to the HSR Act shall have expired or otherwise been terminated and (ii) all approvals, clearances and consents relating to the Transactions shall have been obtained and all waiting periods (including any extensions thereof) (including any timing agreements with the applicable Governmental Entities that have been agreed to by the Parties in accordance with this Agreement) relating to the Transactions shall have expired or otherwise been terminated under any other Antitrust and Foreign Investment Laws as set forth in Section 7.1(c) of the Company Disclosure Letter.
Section 7.2   Conditions to Obligations of Parent and Merger Sub.   The obligations of Parent and Merger Sub to effect the Merger shall be further subject to the satisfaction (or written waiver by Parent) at or prior to the Closing of the following conditions:
(a)   Representations and Warranties.   The representations and warranties of the Company set forth in (i) Article III (other than Section 3.1, Section 3.3(a), Section 3.5 and Section 3.25) shall have been true and correct in all respects (without giving effect to any qualification as to “materiality”, “Material Adverse Effect” or similar qualifiers contained in any such representations and warranties) as of the date hereof and shall be true and correct as of the Effective Time (without giving effect to any qualification as to “materiality”, “Material Adverse Effect” or similar qualifiers contained in any such representations and warranties) as though made on and as of such date (in each case, except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failures of such representations and warranties to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to result in a Material Adverse Effect, (ii) Section 3.1, Section 3.5 and Section 3.25 (A) that are not qualified by “materiality”, “Material Adverse Effect” or similar qualifications shall have been true and correct in all material respects as of the date hereof and shall be true and correct in all material respects as of the Effective Time as though made on and as of such date (in each case, except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such specified date) and (B) that are qualified by “materiality”, “Material Adverse Effect” or similar qualifications shall have been true and correct in all respects as of the date hereof and shall be true and correct in all respects as of the Effective Time as though made on and as of such date (in each case, except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such specified date), and (iii) Section 3.3(a) shall have been true and correct in all respects as of the date hereof and shall be true and correct in all respects as of the Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such specified date), except for any de minimis inaccuracies;
(b)   Performance of Obligations of the Company.   The Company shall have performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by, or complied with by, it under this Agreement at or prior to the Closing Date;
(c)   No Material Adverse Effect.   No Material Adverse Effect shall have occurred after the date of this Agreement and is continuing; and
(d)   Certificate.   Parent shall have received a certificate of an executive officer of the Company, dated as of the Closing Date, certifying that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c) have been satisfied.
Section 7.3   Conditions to Obligations of the Company.   The obligation of the Company to effect the Merger shall be further subject to the satisfaction (or written waiver by the Company) at or prior to the Closing of the following conditions:
(a)   Representations and Warranties.   Each of the representations and warranties of Parent and Merger Sub set forth in this Agreement shall have been true and correct (without giving effect to any “materiality,” “Parent Material Adverse Effect” or similar qualifiers contained in any such representations and warranties), as of the date hereof and shall be true and correct (without giving effect to any “materiality,” “Parent Material Adverse Effect” or similar qualifiers contained in any such representations and warranties) as of the Effective Time as though made on and as of such date (in each case, except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of any such representations and warranties to be true and correct, individually or in the aggregate, would not reasonably be expected to prevent, materially delay or have a material adverse effect on the ability of Parent or Merger Sub to consummate the Transactions or otherwise have a material adverse effect on the ability of Parent or Merger Sub to perform their obligations under this Agreement (a “Parent Material Adverse Effect”);
(b)   Performance of Obligations of Parent and Merger Sub.   Each of Parent and Merger Sub shall have performed in all material respects the obligations, and complied by or complied with by it under this Agreement at or prior to the Closing; and
(c)   Certificate.   The Company shall have received a certificate of an executive officer of Parent, dated as of the Closing Date, certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.
(d)   CVR Agreement.   The CVR Agreement shall be in full force and effect.
Section 7.4   Frustration of Closing Conditions.   Prior to the End Date, none of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such Party or by such Party’s failure to act in good faith to comply with this Agreement and consummate the Transactions.
Article VIII
TERMINATION
Section 8.1   Termination.
This Agreement may only be terminated and the Merger may only be abandoned at any time prior to the Effective Time:
(a)   by mutual written consent of Parent and the Company;
(b)   by written notice from either Parent or the Company:
(i)   if any Restraint having the effect set forth in Section 7.1(b) shall have become final and non-appealable; provided that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to the Party seeking to terminate if such Party (or, in the case of Parent, Parent or Merger Sub) is in breach of, or has breached, in any material respect, any of its obligations under this Agreement required to be performed at or prior to the Effective Time, which breach has been the primary cause of such Restraint becoming final and non-appealable;
(ii)   if the Effective Time shall not have occurred on or before 11:59 p.m. London Time on June 23, 2024 (such time and date, as it may be extended by the proviso to this Section 8.1(b)(ii), the “End Date”); provided, that, if, as of the most recently scheduled End Date, any of the conditions set forth in Section 7.1(b) or Section 7.1(c) (if such Restraint arises as a result of an Antitrust and Foreign Investment Law) have not been satisfied, then the End Date will automatically be extended (without any action required of Parent or the Company) by three months on no more than two occasions (i.e., to an End Date that is not beyond 11:59 p.m. on the 12-month anniversary of the date hereof); provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall not be available to the Party seeking to terminate if such Party (or, in the case of Parent, Parent or Merger Sub) is in breach of, or has breached, in any material respect, any of its obligations under this Agreement required to be performed at or prior to the Effective Time, which breach has been the primary cause of the failure of the Effective Time to occur on or before the End Date; or

(iii)   if the Company Requisite Vote shall not have been obtained at the Shareholders Meeting duly convened therefor or at any adjournment or postponement thereof, in each case, at which a vote on the approval of this Agreement, the Merger and the other Transactions was taken;
(c)   by written notice from the Company:
(i)   if (x) there shall have been a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub contained in this Agreement, or any such representation or warranty shall be untrue, such that the conditions set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied and (y) such breach or failure of condition is not curable or, if curable, is not cured prior to the earlier of (A) 30 days after written notice thereof is given by the Company to Parent or (B) the End Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(i) if the Company is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement that would cause a condition set forth in Section 7.1 or Section 7.2 not to be satisfied; or
(ii)   if (A) the Board of Directors effects a Change of Recommendation or determines to terminate this Agreement pursuant to Section 6.3(d) as a result of a Superior Proposal, (B) the Company has complied in all material respects with Section 6.3, and (C) substantially concurrently with or promptly after the termination of this Agreement, the Company enters into an Alternative Acquisition Agreement with respect to the Superior Proposal referred to in the foregoing clause (A);
(d)   by written notice from Parent:
(i)   if (x) there shall have been a breach of any representation, warranty, covenant or agreement on the part of the Company contained in this Agreement, or any such representation or warranty shall be untrue, such that the conditions set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied and (y) such breach or failure of condition is not curable or, if curable, is not cured prior to the earlier of (A) 30 days after written notice thereof is given by Parent to the Company or (B) the End Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if Parent or Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement that would cause a condition set forth in Section 7.1 or Section 7.3 not to be satisfied; or
(ii)   the Board of Directors shall have made, prior to obtaining the Company Requisite Vote, a Change of Recommendation.
Section 8.2   Effect of Termination.
(a)   Effect of Termination Generally.   In the event of the valid termination of this Agreement pursuant to Section 8.1, written notice thereof shall be given to the other Party or Parties hereto, specifying the provision hereof pursuant to which such termination is made and the basis of termination, and this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any Party hereto, except (i) as provided Section 6.6(b), Section 6.8, the expense reimbursement and indemnification provisions of this Section 8.2, Section 8.3 and Article IX (but not Section 9.12 with respect to provisions of this Agreement that have been terminated) and the Confidentiality Agreement, which shall survive such valid termination in accordance with its terms and (ii) the termination of this Agreement shall not relieve any Party from any liability for any Willful Breach of this Agreement prior to the date of termination. Nothing contained in this Agreement shall limit or prevent any Party from exercising any rights or remedies it may have under Section 9.12 in lieu of terminating this Agreement pursuant to Section 8.1.
(b)   Company Termination Payment.   In the event that:
(i)   this Agreement is validly terminated by the Company pursuant to Section 8.1(c)(ii), then the Company shall pay to Parent (or one or more of its designees) in cash and by way of compensation an amount equal to $33,800,000 (the “Company Termination Payment”) by wire transfer of immediately available funds, such payment to be made prior to or concurrently with and as a condition to the valid termination of this Agreement;

(ii)   this Agreement is validly terminated by Parent pursuant to Section 8.1(d)(ii), then the Company shall pay to Parent (or one or more of its designees) by way of compensation the Company Termination Payment by wire transfer of immediately available funds, such payment to be made within five Business Days following such termination;
(iii)    this Agreement is validly terminated by either Parent or the Company pursuant to Section 8.1(b)(ii), Section 8.1(b)(iii) or by Parent pursuant to Section 8.1(d)(i) (as a result of a material breach of any covenant or agreement in this Agreement) and (x) at any time after the date hereof but prior to such termination, a bona fide Acquisition Proposal shall have been publicly announced or an Acquisition Proposal shall have otherwise become publicly known or delivered to the Company, and in each case not withdrawn more than two Business Days prior to the Shareholders Meeting, and (y) prior to the 12-month anniversary of the termination of this Agreement, the Company or any of its Subsidiaries shall have entered into any acquisition agreement, merger agreement or other similar definitive agreement with respect to any Acquisition Proposal that is subsequently consummated, or shall have consummated any Acquisition Proposal, then, within five Business Days following the date on which such Acquisition Proposal is consummated, the Company shall pay to Parent by way of compensation the Company Termination Payment by wire transfer of immediately available funds. For the purpose of this Section 8.2(b)(iii)(y), all references in the definition of the term Acquisition Proposal to “20% or more” will be deemed to be references to “more than 50%”.
(c)   Parent Termination Payment.   Parent shall pay to the Company in cash and by way of compensation an amount equal to $41,600,000 (the “Parent Termination Payment”) by wire transfer of immediately available funds concurrently with the termination of this Agreement, in the event that:
(i)   (A) this Agreement is terminated pursuant to Section 8.1(b)(ii) and (B) all of the conditions set forth in Section 7.1 and Section 7.2 have been satisfied (or, if any such conditions are by their nature to be satisfied at the Closing, are, on the date of such termination, capable of being satisfied) or waived by Parent and Merger Sub, other than the conditions set forth in Section 7.1(b) (to the extent that the applicable Restraint is related to any Antitrust and Foreign Investment Laws) or Section 7.1(c); or
(ii)   this Agreement is terminated pursuant to Section 8.1(b)(i) (to the extent that the applicable Restraint is related to any Antitrust and Foreign Investment Laws).
(d)   Payment; Default.
(i)   Each of the Company, Parent and Merger Sub acknowledges that the agreements contained in this Section 8.2 are an integral part of the Transactions and that, without these agreements, the Parties would not enter into this Agreement and that any amounts payable pursuant to this Section 8.2 do not constitute a penalty. Accordingly, if the Company or Parent, as applicable, fails to timely pay an amount due pursuant to Section 8.2(b) or Section 8.2(c), the Company or Parent, as applicable, shall pay to the other Party its reasonable and documented out-of-pocket costs and expenses (including reasonable and documented out-of-pocket attorneys’ fees and the reasonable and documented out-of-pocket fees and expenses of any expert or consultant engaged by Parent or the Company (as applicable)) in connection with the collection and enforcement of this Section 8.2, together with interest on the unpaid amount of such payment from the date such payment was required to be made until the date of payment at the prime rate as published in The Wall Street Journal, Eastern Edition in effect on the date of such payment. Such collection expenses shall not otherwise diminish in any way the payment obligations hereunder. The Parties acknowledge and hereby agree that in no event shall either the Company or Parent be required to pay the Company Termination Payment or Parent Termination Payment, as applicable, on more than one occasion.
(ii)   Any payment of the Company Termination Payment or the Parent Termination Payment shall be made free and clear of and without deduction or withholding of any Taxes, except as required by applicable Law.
(iii)    The Parties anticipate that the Company Termination Payment and the Parent Termination Payment are not and will not be treated as consideration for a taxable supply for VAT purposes. If,

however, a Party (or the representative member of any VAT group of which Parent is a member) is required to account for VAT in respect of a supply for which the Company Termination Payment or the Parent Termination Payment is consideration (other than under a reverse charge mechanism), the Party making such payment shall (subject to receipt of a valid VAT invoice) pay an additional amount equal to such VAT.
(e)   Company Termination Payment as Exclusive Remedy.   Notwithstanding anything in this Agreement to the contrary, in the event the Agreement is terminated under the circumstances in which the Company Termination Payment is paid: (i) the payment by the Company of the Company Termination Payment pursuant to Section 8.2(b) (including, in each case, any additional amount payable pursuant to Section 8.2(d)) shall be the sole and exclusive remedy of Parent, Merger Sub, and their respective Affiliates and any direct or indirect current, former or future shareholder, partner, manager, member or other equity or security holder, director or officer of Parent or Merger Sub or any of their respective Affiliates or any Representative of any of the foregoing (each, a “Parent Related Party”) and any other Person, and (ii) none of the Company, its Affiliates, the direct and indirect current, former or future shareholders, partners, managers, members or other equity or security holders, directors or officers of the Company or any of its Affiliates or any Representative of any of the foregoing (each, a “Company Related Party”) shall have any liability for or with respect to any Action against the Company or any Company Related Party or otherwise arising out of this Agreement, any of the Transactions (including the Merger), any breach of any agreement or covenant or any inaccuracy in any representation or warranty set forth in this Agreement, any matters forming the basis for such termination or any loss suffered as a result of the failure of Transactions (including the Merger) to be consummated. Notwithstanding the foregoing, payment of the Company Termination Payment shall not relieve the Company from liability for any common law fraud or Willful Breach.
(f)   Parent Termination Payment as Exclusive Remedy.   Notwithstanding anything in this Agreement to the contrary, in the event the Agreement is terminated under the circumstances in which the Parent Termination Payment is paid: (i) the payment by Parent of the Parent Termination Payment pursuant to Section 8.2(c) (including, in each case, any additional amount payable pursuant to Section 8.2(d)) shall be the sole and exclusive remedy of the Company Related Parties and any other Person, and (ii) none of the Parent Related Parties shall have any liability for or with respect to any Action against Parent or any Parent Related Party or otherwise arising out of this Agreement, any of the Transactions (including the Merger), any breach of any agreement or covenant or any inaccuracy in any representation or warranty set forth in this Agreement, any matters forming the basis for such termination or any loss suffered as a result of the failure of Transactions (including the Merger) to be consummated. Notwithstanding the foregoing, payment of the Parent Termination Payment shall not relieve Parent or Merger Sub from liability for any common law fraud or Willful Breach.
Section 8.3   Expenses.   Except as otherwise specifically provided herein, each Party shall bear its own expenses in connection with this Agreement and the Transactions.
Article IX
GENERAL PROVISIONS
Section 9.1   Non-Survival of Representations, Warranties, Covenants and Agreements.   None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement (other than those in the CVR Agreement) shall survive the Effective Time. None of the covenants or agreements of the Parties in this Agreement shall survive the Effective Time, except for (a) the covenants and agreements contained in this Article IX, Article II, Section 6.9 and Section 6.10, and (b) those other covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time, which shall survive the Effective Time until fully performed.
Section 9.2   Modification or Amendment.   Subject to the provisions of applicable Law, at any time prior to the Effective Time, the Parties may modify or amend this Agreement by written agreement, executed and delivered by duly authorized officers of the respective Parties; provided that after receipt of the Company Requisite Vote, no amendment may be made to this Agreement that would require further approval by the shareholders of the Company pursuant to the CICA or the Memorandum and Articles of Association without such further approval. No amendments or modifications to the provisions of which the Parent Related Parties are expressly made third-party beneficiaries pursuant to Section 9.8 shall be permitted in a manner materially adverse to any such Parent Related Party without the prior written consent of such Parent Related Party (which shall not be unreasonably withheld, conditioned or delayed).
Section 9.3   Waiver.   At any time prior to the Effective Time, any Party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the Party or Parties to be bound thereby and specifically referencing this Agreement. The failure of any Party to assert any rights or remedies shall not constitute a waiver of such rights or remedies, nor shall any single or partial exercise thereof preclude any other or further exercise of any other right or remedy hereunder.
Section 9.4   Notices.   All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given when delivered in person or sent by courier or sent by registered post or sent by electronic mail to the intended recipient thereof at its address or at its email address set out below (or to such other address or email address as a party may from time to time notify the other parties). Any such notice, request, claim, demand and other communication shall be deemed to have been duly served (a) if given personally or sent by courier, upon delivery during normal business hours at the location of delivery or, if later, then on the next Business Day after the day of delivery; (b) if sent by electronic mail during normal business hours at the location of delivery, immediately, or, if later, then on the next Business Day after the day of delivery (provided that no “bounce back” or similar message of non-delivery is received by the sender); (c) the third Business Day following the day sent by reputable international overnight courier (with written confirmation of receipt), and (d) if sent by registered post, five days after posting.
(a)   if to Parent or Merger Sub:
AstraZeneca Treasury Limited
1800 Concord Pike
Wilmington, Delaware 19850
Attention:
Kevin Durning, North America CFO

Email:
[*****]

with an additional copy (which shall not constitute notice) to:
Attention:
Deputy General Counsel, Corporate

Email:
[*****]

with an additional copy (which shall not constitute notice) to:
Freshfields Bruckhaus Deringer US LLP
601 Lexington Avenue, 31st Floor
New York, NY 10022
Attention:
Sebastian L. Fain
Zheng Zhou

Email:
sebastian.fain@freshfields.com
zheng.zhou@freshfields.com

(b)
if to the Company:

Gracell Biotechnologies Inc.
41st Floor, Building A,
No. 188 Hongbaoshi Road,
Changning District, Shanghai 201103,
the People’s Republic of China
Attention:
William Cao; [*****]

Email:
[*****]

with an additional copy (which shall not constitute notice) to:
Cooley LLP
10265 Science Center Drive
San Diego, CA 92121
Attention: Rama Padmanabhan, Rowook Park and Izzy Lubarsky
E-mail:
rama@cooley.com
rpark@cooley.com
ilubarsky@cooley.com

Section 9.5   Certain Definitions.
(a)   Defined Terms.   For purposes of this Agreement:
“Acceptable Confidentiality Agreement” means a confidentiality agreement that (i) does not contain any provision that would prevent the Company or any of its Subsidiaries from complying with its obligation to provide disclosure to Parent pursuant to Section 6.3 and (ii) contains provisions that are no less favorable to the Company, in the aggregate, than those contained in the Confidentiality Agreement (except that the confidentiality agreement need not contain a standstill provision);
“Acquisition Proposal” means any indication of interest, proposal or offer from any Person or Group, other than Parent and its Affiliates, relating to any (i) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of the Company or any of its Subsidiaries (including securities of Subsidiaries) equal to 20% or more of the consolidated assets of the Company, or to which 20% or more of the revenues or earnings of the Company on a consolidated basis are attributable for the most recent fiscal year for which audited financial statements are then available, (ii) direct or indirect acquisition or issuance (whether in a single transaction or a series of related transactions) of 20% or more of the outstanding voting power of the Company or the outstanding Shares, (iii) tender offer or exchange offer that, if consummated, would result in such Person or Group beneficially owning 20% or more of the outstanding voting power of the Company or outstanding Shares, or (iv) merger, consolidation, share exchange, business combination, joint venture, reorganization, recapitalization, liquidation, dissolution or similar transaction or series of related transactions involving the Company or any of its Subsidiaries, under which such Person or Group or, in the case of clause (B), the shareholders or equityholders of any such Person or Group would acquire, directly or indirectly, (A) assets equal to 20% or more of the consolidated assets of the Company, or to which 20% or more of the revenues or earnings of the Company on a consolidated basis are attributable for the most recent fiscal year for which audited financial statements are then available, or (B) beneficial ownership of 20% or more of the outstanding voting power of the Company or the surviving or resulting entity in such transaction, or 20% or more of the outstanding voting securities of the surviving or resulting entity in such transaction or 20% or more of the outstanding Shares;
“Action” means any action, cause of action, claim, demand, litigation, suit, investigation, arbitration or other similar proceeding of any nature, civil, criminal, regulatory, administrative or otherwise, whether in equity or at law, in contract, tort or otherwise before any Governmental Entity;
“Affiliate” means, with respect to any Person, (i) any other Person directly or indirectly, controlling, controlled by, or under common control with, such Person; (ii) with respect to any natural person, shall also include any member of the immediate family of such natural person; provided that prior to the Closing, Parent and Merger Sub shall not be deemed to be Affiliates of the Company and/or any of the Company’s Subsidiaries and vice versa;
“Anti-Corruption Laws” means any provision of the U.S. Foreign Corrupt Practices Act of 1977 (as amended), the UK Bribery Act of 2010, any applicable anti-corruption Laws of the PRC (including the Criminal Law of the PRC passed by the National People’s Congress on July 1, 1979 (as amended), the Law of the PRC for Countering Unfair Competition passed by the National People’s Congress on September 2, 1993 (as amended) and the Interim Provisions Prevention of Commercial Bribery passed by the State Administration for Industry and Commerce of the PRC on November 15, 1996), the Prevention of Bribery Ordinance of Hong Kong, the Banking Ordinance of Hong Kong and the Independent Commission Against Corruption Ordinance of Hong Kong, or any other similar applicable Law that prohibits corruption or bribery and regulate record keeping and internal controls;

“Anti-Tax Evasion Laws” means any applicable Law in any jurisdiction that prohibits tax evasion and/or the facilitation of tax evasion;
“Antitrust and Foreign Investment Laws” means, collectively, the Sherman Antitrust Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914 and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the Merger and all Laws and Orders relating to foreign investment or national security matters;
“Applicable Data Protection Requirements” means all Laws applicable to the Company, Contracts binding on the Company, publicly posted Company privacy policies or notices, and industry standards or self-regulatory frameworks binding on the Company, each to the extent relating to privacy, data protection, or data security.
“Business Day” means any day other than a Saturday or Sunday and other than a day on which banks are required or authorized to close in the Cayman Islands, the PRC, Hong Kong, the City of New York, New York or London, United Kingdom;
“Code” means the U.S. Internal Revenue Code of 1986, as amended;
“Collaboration Partners” means the Company’s and its Subsidiaries’ licensees or licensors of Intellectual Property or any third party with which the Company or any of its Subsidiaries has entered into a Contract that relates to the research, development, supply, manufacturing, testing, or other exploitation of any Company Product;
“Company 401(k) Plan” means any Company Plan that is a defined contribution plan that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code.
“Company Employee” means any current or former director, officer, employee, contractor, consultant or individual service provider of the Company or any Subsidiary of the Company;
“Company Equity Award” means any Company Option or Company RSU;
“Company Data” means all non-public data contained in the Company Systems and used by the Company;
“Company Intellectual Property” means all Intellectual Property: (a) owned or purported to be owned (solely or jointly) by the Company; or (b) exclusively or co-exclusively licensed to the Company;
“Company Option” means each outstanding option to purchase Shares, whether granted pursuant to the Company Share Plans or otherwise;
“Company Product” means any product (including any product candidates) that is being researched, tested, developed, manufactured or otherwise exploited by or on behalf of the Company or any of its Subsidiaries and that is owned by, licensed to, or otherwise used in the business of, the Company or any of its Subsidiaries, or for which the Company or any of its Subsidiaries has the right to receive payment related thereto, regardless of whether such product or product candidate is developed using any of the Platforms;
“Company Registered Intellectual Property” means all of the Registered Intellectual Property owned or co-owned (or purported to be owned or co-owned) by, or exclusively or co-exclusively licensed to, the Company or any of its Subsidiaries;
“Company Plan” means each “employee benefit plan” (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA) and each other benefit or compensation plan, policy, program, Contract or arrangement (i) in respect of any Company Employee, including any bonus or incentive, employment, consulting, severance, separation pay, employee loan, fringe benefits, change in control, retention, transaction or similar bonus, incentive equity or equity-based compensation, phantom equity, deferred compensation, health, welfare or fringe benefit plans, policies, programs, Contracts or arrangements, or (ii) that is contributed to (or required to be contributed to), sponsored or maintained by the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any current or contingent obligation or liability (including any plans, policies, programs, Contracts or arrangements that are sponsored by a PEO under which any Company Employee is eligible to receive benefits in connection with engagement of a PEO by the Company or any Subsidiary of the Company), other than a plan, policy, program, or arrangement that is required to be maintained by applicable Law;
“Company RSU” means each outstanding restricted stock unit that corresponds to a Share, whether granted pursuant to the Company Share Plans or otherwise;
“Company Share Plans” means the 2020 Share Incentive Plan and the Company’s Third Amended and Restated 2017 Employee Stock Option Plan, in each case as amended from time to time; “Contract” means any contract, subcontract, note, bond, mortgage, indenture, lease, license, sublicense or other agreement or instrument;
“Company Systems” means all computerized, automated, information technology or similar systems, platforms and networks owned, used or held for use by, for, or on behalf of the Company or any of its Subsidiaries, including Software, hardware, data processing and storage, record keeping, communications, telecommunications, network equipment, peripherals, data centers, information technology, mobile and other platforms, and data and information contained in or transmitted by any of the foregoing, together with documentation relating to any of the foregoing;
“control” (including the terms “controlling”, “controlled”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and such power or authority shall conclusively be presumed to exist by possession of (i) the beneficial ownership or power to direct the vote of more than 50% of the votes entitled to be cast at a meeting of the members or shareholders of such Person, or (ii) the power to appoint or elect a majority of the members of the board of directors of such Person;
“Controlled Entities” means the VIE Entities and their respective Subsidiaries;
“Control Documents” means the documents set forth in Section 3.26 of Company Disclosure Letter;
“DOJ” means the United States Department of Justice;
“Equity Securities” means, with respect to any Person, (i) shares of capital stock, share capital, voting securities, or other equity or ownership interests of such Person, (ii) securities of such Person convertible into, exercisable for, or exchangeable for shares, shares of capital stock, voting securities or other equity or ownership interests of such Person, (iii) subscriptions, options, restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, warrants, convertible debts, convertible instruments, calls, phantom stock or other similar rights, agreements, or commitments of any character to acquire from such Person, or obligations of such Person to issue or sell, any issued or unissued shares, shares of capital stock, voting securities, or other equity or ownership interests or securities convertible into, exercisable for, or exchangeable for, or giving any Person a right to subscribe for or acquire, any shares, shares of capital stock, voting securities or other equity or ownership interests of such Person, (iv) bonds, debentures, notes or other indebtedness of such Person having the right to vote (or convertible into, exercisable for, or exchangeable for shares, shares of capital stock, voting securities or other equity or ownership interests of such Person having the right to vote) on any matters on which shareholders of such Person may vote, or (v) securities or rights issued by such Person, in each case, that are derivative of, or provide economic benefit based on the value of, shares, shares of capital stock, voting securities or other equity or ownership interests of such Person;
“ERISA” means the U.S. Employee Retirement Income Security Act of 1974;
“Exchange Act” means the Securities Exchange Act of 1934, as amended;
“Excluded Shares” means, collectively, (i) any Shares (including Shares represented by ADSs) held by Parent, Merger Sub, the Company or any of their Subsidiaries, and (ii) any Shares (including ADSs corresponding to such Shares) held by the Company or the Depositary and reserved for issuance and allocation pursuant to the Company Share Plans;
“Ex-Im Laws” means all U.S. and non-U.S. Laws relating to export, reexport, transfer, and import controls, including the Export Administration Regulations, the International Traffic in Arms Regulations, and the customs and import Laws administered by U.S. Customs and Border Protection;

“Fair Labor Standards Act” means the Fair Labor Standards Act of 1938, as amended, and similar applicable state, local and foreign Laws.
“FDA” means the United States Food and Drug Administration or any successor thereto;
“FDCA” means the United States Food, Drug, and Cosmetic Act (21 U.S.C. §§ 301 et seq.);
“FTC” means the United States Federal Trade Commission;
“GAAP” means the generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession in the United States, in each case, as applicable, as of the time of the relevant financial statements referred to herein;
“Governmental Entity” means any foreign, domestic, federal, territorial, state or local governmental or regulatory authority of any nature (including any government or any governmental agency, instrumentality, court, tribunal or commission, or any subdivision, department or branch of any of the foregoing) or body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or Taxing Authority, including any stock exchange, including the FDA, NMPA and any other domestic or foreign entity that regulates or has jurisdiction over the quality, identity, strength, purity, safety, efficacy, testing, manufacturing, marketing, distribution, sale, storage, pricing, import or export of any Company Product;
“Good Clinical Practices” means standards for clinical trials (including all applicable requirements relating to protection of human subjects), as set forth in the FDCA and applicable regulations promulgated thereunder (including, for example, 21 C.F.R. Parts 50, 54, 56, 210, and 211), and such standards of good clinical practice (including all applicable requirements relating to protection of human subjects) as are required by Governmental Entities in any other country or jurisdiction (including the NMPA), including applicable regulations or guidelines from the International Council for Harmonisation of Technical Requirements for Pharmaceuticals for Human Use;
“Good Laboratory Practices” or “GLP” means standards for laboratories, as set forth in the FDCA and applicable regulations promulgated thereunder, and such standards of good laboratory practices as are required by Governmental Entities in any other country or jurisdiction (including the NMPA), including applicable regulations or guidelines from the International Council for Harmonisation of Technical Requirements for Pharmaceuticals for Human Use;
“Good Manufacturing Practices” means standards for the manufacture, processing, packaging, testing, transportation, handling, and holding of chemicals, intermediates, bulk products, or finished biopharmaceutical or diagnostic products, as set forth in the FDCA and applicable regulations promulgated thereunder, and such standards of good manufacturing practices as are required by Governmental Entities in any other country or jurisdiction (including the NMPA), including applicable regulations or guidelines from the International Council for Harmonisation of Technical Requirements for Pharmaceuticals for Human Use;
“Group” means a “group” as defined in Section 13(d) of the Exchange Act;
“Health Care Laws” means any Law applicable to the research, development, design, manufacture, processing, production, packaging, labelling, distribution, importation, exportation, handling, quality, safety surveillance, reporting of adverse events, or other commercialization or marketing of prescription drug or other health care products, or to the licensing, permitting, certification, accreditation, or registration of, and standards for, establishments involved in any such activities, including: (a) the FDCA; (b) the Public Health Service Act (42 U.S.C. §§ 201 et seq.); (c) the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information and Technology for Economic and Clinical Health Act; (d) any and all federal, state and local fraud and abuse laws, including the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the Physician Payments Sunshine Act (42 U.S.C. § 1320a-7h), the civil False Claims Act (31 U.S.C. §§ 3729 et seq.), the criminal False Claims Law (42 U.S.C. § 1320a-7b(a)), the exclusion laws (42 U.S.C. § 1320a-7), and the civil monetary penalties law (42 U.S.C. § 1320a-7a); (e) Laws which are cause for exclusion from any federal health care program; (f) the Administrative Regulations on Human Genetic Resource (2019) of the People’s Republic of China (中华人民共和国人类遺傳資源管理条例); and (g) all comparable non-U.S. or other Laws relating to the foregoing;
“Hong Kong” means the Hong Kong Special Administrative Region;
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;
“IND” means an Investigational New Drug Application submitted to the FDA pursuant to 21 C.F.R. Part 312 for the investigation of the Company Products or the equivalent application or filing submitted to any equivalent agency or Governmental Entity outside the United States (including the NMPA), together with all supplements, amendments, variations, extensions and renewals thereof that may be submitted with respect to the foregoing;
“Intellectual Property” means all of the following in any jurisdiction in the world: (i) inventions, whether patentable or not, and all patents and patent applications, together with all reissuances, provisionals, nonprovisionals, substitutions, continuations, continuations-in-part, divisions, revisions, renewals, extensions, supplementary protection certificates, reexaminations, term extensions, confirmations, utility models, certificates of invention, and the equivalents of any of the foregoing, statutory invention registrations and invention disclosures; (ii) copyrights, copyrightable works, works of authorship, content, moral rights, and data and database rights, including all rights of authorship, use, publication, publicity, reproduction, distribution, income, performance and transformation; (iii) Software; (iv) trademarks, service marks, certification marks, domain names, corporate names, trade names, logos, designs, brands, rights to social media accounts, trade dress, other indicia of source, origin or quality, and the goodwill of the business symbolized by any of the foregoing; (v) all trade secrets, know-how (including recipes, specifications, formulae, manufacturing and other processes, operating procedures, methods, techniques and all research and development information), improvements, formulae, technology, technical data, technical databases, technical data collections, and other confidential information and all proprietary rights and intellectual property therein, whether patentable or not, and all documentation relating to the foregoing; (vi) registrations, applications and renewals related to any of the foregoing; and (vii) all other intellectual property, industrial property and proprietary rights of any kind or nature;
“Intervening Event” means any material event, change, effect, development or occurrence that (i) was not known or reasonably foreseeable to the Board of Directors as of or prior to the date of this Agreement and (ii) does not relate to or involve (A) any Acquisition Proposal, (B) any change in the market price or trading volume of the Shares (provided, that the underlying cause of such event, change, effect, development or occurrence may constitute an Intervening Event), (C) any event, change or circumstance relating to Parent or any of its Affiliates, (D) any change in conditions generally (including any regulatory changes) affecting the industries or sectors in which the Company, Parent or any of their respective Subsidiaries operates, (E) clearance of the Merger under the Antitrust and Foreign Investment Laws or any matters relating thereto or arising therefrom, or (F) the fact, in and of itself, that the Company or any of its Subsidiaries has met or exceeded any internal or published projections, forecasts, estimates or predictions, revenues, earnings or other financial or operating metrics for any period (provided, that the underlying cause of such event, change, effect, development or occurrence may constitute an Intervening Event);
“IRS” means the U.S. Internal Revenue Service;
“knowledge” means, with respect to the Company, the knowledge of any of the individuals listed in Section 9.5(a) of the Company Disclosure Letter after due inquiry, and with respect to Parent or Merger Sub, the knowledge of any of the individuals listed in Schedule III hereto after due inquiry;
“Law” means any federal, state, local, municipal, foreign or other law, act, statute, constitution, principle of common law, ordinance, code, Order, rule, regulation or requirement issued, enacted, adopted, promulgated, implemented or otherwise having the force of law or Orders of any Governmental Entity;
“Lease” means any and all leases, subleases, licenses, concessions, sale/leaseback arrangements or similar arrangements and other occupancy agreements (written or oral) pursuant to which the Company or any of its Subsidiaries holds any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of the Company or any of the Company’s Subsidiaries thereunder;

“Leased Real Property” means the real property leased, subleased, licensed or otherwise occupied by the Company or any of its Subsidiaries as tenant, sublessee, licensee or occupier, together with, to the extent leased by the Company or any of its Subsidiaries, all buildings and other structures, facilities or improvements currently or hereafter located thereon, all fixtures, systems and equipment affixed thereto and all easements, licenses, rights, hereditaments and appurtenances relating to the foregoing;
“Liens” means any security interest, pledge, hypothecation, mortgage, lien (including environmental and Tax liens), violation, charge, lease, license, covenant not to sue or use, encumbrance, servient easement, adverse claim, reversion, reverter, preferential arrangement, restrictive covenant, condition or restriction of any kind, including any right of first refusal, right of first offer, call option, and any other restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership;
“Material Adverse Effect” means any event, development, change, effect or occurrence that, individually or in the aggregate with all other events, developments, changes, effects or occurrences, (1) has had, or would reasonably be expected to have, a material adverse effect on the business, results of operation or financial condition, or assets of the Company and its Subsidiaries, taken as a whole; provided that, no events, developments, changes, effects or occurrences relating to, arising out of or in connection with or resulting from any of the following shall be taken into account in determining whether a Material Adverse Effect has occurred or is reasonably expected to occur: (i) general changes or developments in the economy or the financial, debt, capital, credit or securities markets in the United States, the PRC or elsewhere in the world in which the Company or its Subsidiaries have material operations or the economy generally, (ii) general changes or developments in the industries in which the Company or its Subsidiaries operate, (iii) the execution and delivery of this Agreement or the public announcement or pendency of the Merger or the other Transactions, the public announcement or disclosure of or performance of this Agreement or the Transactions, the pendency or consummation of the Transactions, or the identity of the parties hereto, including any impact thereof on relationships, contractual or otherwise, with customers, employees, suppliers, licensors, licensees, distributors, providers, contractors, lenders, investors, partners of the Company or any of its Subsidiaries (provided, that this clause (iii) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to directly address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Transactions (including the Merger), subject to the disclosures in the Company Disclosure Letter), (iv) changes in any applicable Laws or regulations or applicable accounting regulations or principles or interpretation or enforcement thereof, (v) any hurricane, tornado, earthquake, flood, tsunami, natural or man-made disaster, act of God, escalation of hostilities or war (whether or not declared), military actions or any act of sabotage or terrorism, or national or international political or social conditions, epidemics, pandemic (including COVID-19) or other public health crises, other comparable events or outbreak, (vi) any decline in the market price or trading volume of the Shares or ADSs or the credit rating of the Company (provided, that the facts, circumstances, developments, events, changes, effects or occurrences giving rise to or contributing to such decline that are not otherwise listed in clause (i) through (xii)) may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to be, a Material Adverse Effect), (vii) any failure by the Company to meet any published analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (provided, that the facts, circumstances, developments, events, changes, effects or occurrences giving rise to or contributing to such decline may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to, a Material Adverse Effect), (viii) any adverse effect directly arising from or otherwise directly relating to any action taken by the Company at the written direction of Parent, (ix) changes or developments in or affecting regional, domestic or any foreign interest or exchange rates, or (x) any Action threatened, made or brought by any of the current or former shareholders of the Company (or on their behalf or on behalf of the Company) against the Company or any of its directors, officers or employees arising out of this Agreement or the Merger, or (xi) any results, outcomes, data, adverse events or side effects arising from any clinical trials being conducted by or on behalf of the Company or any regulatory matters related to such results, outcomes, data, adverse events or side effects (other than, in each case, if related to safety) or the announcements thereof; except in the cases of clauses (i), (ii), (iv) or (v), to the extent that the Company and its Subsidiaries, taken as a whole, are disproportionately affected thereby as compared with other participants in the same industries in which the Company and its Subsidiaries operate (in which case solely the incremental disproportionate impact or impacts may be taken into account in determining whether there has been or would reasonably be expected to be a Material Adverse Effect); or (2) would, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or have a material adverse effect on the ability of the Company to consummate the Transactions or otherwise have a material adverse effect on the ability of the Company to perform its obligations under this Agreement;
“Milestone” shall have the meaning set forth in the CVR Agreement;
“Milestone Notice” shall have the meaning set forth in the CVR Agreement;
“Milestone Payment Date” shall have the meaning set forth in the CVR Agreement;
“NASDAQ” means the Nasdaq Global Select Market;
“NMPA” means the National Medical Products Administration (formerly the China Food and Drug Administration);
“OFAC” means the U.S. Department of Treasury Office of Foreign Assets Control;
“Open Source Software” means all Software that is distributed as “free software,” “open source software” or under a similar licensing or distribution model or any other license described by the Open Source Initiative as set forth anywhere on www.opensource.org or that otherwise conditions any rights granted in such license upon the disclosure, distribution or licensing of any other Software or the grant of a license to any patent;
“Order” means any Law, order, judgment, injunction, award, decision, determination, stipulation, ruling, subpoena, writ, decree or verdict enacted, issued, promulgated, enforced or entered by or with any Governmental Entity;
“Organizational Documents” means the articles of association, articles of incorporation, certificate of incorporation, memorandum of association, charter, bylaws, articles of formation, certificate of formation, operating agreement, certificate of limited partnership, partnership agreement, exempted limited partnership agreement, limited liability company agreement and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of a Person, including any amendments thereto;
“Permits” means the permits, licenses, authorizations, exemptions, orders, consents, approvals and franchises from Governmental Entities that are required for the Company and its Subsidiaries to conduct their respective businesses and own, lease, operate and develop their respective assets and properties as being conducted, owned, leased, operated, developed as of the date hereof, including the following: (i) environmental protection approval (環評批复), (ii) energy conservation review opinion (節能審查意见), (iii) power supply approval (供电批复), (iv) land use right certificate (土地使用權證), (v) construction land planning approval (建设用地規划許可證), (vi) project planning approval (建设工程划許可證), (vii) construction work commencement permit (施工許可證 ), (viii) certificate of completion of fire inspection (消防驗收意见), (ix) energy conservation acceptance report (節能驗收報告), (x) environmental protection acceptance report (環保驗收報告), or (xi) construction project acceptance report/filing form (建设項目竣工驗收報告/备案表);
“Permitted Liens” means (i) statutory liens securing payments not yet due and payable as of the Closing Date, including liens of lessors pursuant to the terms of any lease; (ii) easements, covenants and rights of way and other similar restrictions of record affecting title to real property, and zoning, building and other similar restrictions, in each case that do not adversely affect in any material respect the current use or occupancy of the applicable property owned, leased, used or held for use in the operation of the business of the Company or any of its Subsidiaries conducted thereon; (iii) Liens for Taxes, assessments and other governmental levies, fees or charges which are not due and payable as of the Closing Date or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been provided in the financial statements of the Company in accordance with GAAP; (iv) pledges or deposits made in the ordinary course of business to secure obligations under workers’ compensation, unemployment insurance, social security, retirement and similar Laws or similar legislation or to secure public or statutory obligations (other than liens securing indebtedness for borrowed money); (v) mechanics’, carriers’, workmen’s, repairmen’s or other like encumbrances arising or incurred in the ordinary course of business for amounts which are not yet past due or which are being contested by appropriate proceedings; (vi) non-exclusive licenses or covenants not to sue of Intellectual Property granted by the Company or its Subsidiaries in the ordinary course of business where the grant of such rights is incidental and not material to the counterparty’s performance under the applicable agreement; and (vii) Liens imposed by applicable Law; (viii) Liens securing indebtedness, obligations or liabilities that are reflected in the SEC Reports filed or furnished prior to the date hereof, or have otherwise been disclosed to Parent or Merger Sub or any of their Affiliates as of the date of this Agreement;
“Person” means an individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, unincorporated organization, other entity or group (as defined in Section 13(d)(3) of the Exchange Act), including any group of Persons;
“Personal Information” means any information in the Company’s possession, custody, or control that relates to an identified or identifiable individual or otherwise constitutes “personal data,” “personal information,” or similar term as defined by applicable Laws.
“Platforms” means, collectively, the Company’s proprietary platform technologies known as FasTCAR™, TruUCAR™, Dual CAR and SMART CART™;
“PRC” means the People’s Republic of China, but solely for purposes of this Agreement, excluding Hong Kong, the Macau Special Administrative Region and Taiwan;
“Processing” (or “Process”) means processing, collection, acquisition, recording, organization, storage, use, handling, alteration, modification, transmission, provision, disclosure, sharing, access, use, retrieval, transfer, encryption, destruction or disposal of any data or information;
“Registered Intellectual Property” means all Intellectual Property that is the subject of any issuance, application, certificate, filing, registration or other document issued by, filed with or recorded by, any Governmental Entity or authorized private registrar in any jurisdiction, including registered trademarks, internet domain names, copyright registrations, issued and reissued patents and pending applications for any of the foregoing;
“Representatives” of a Person means such Person’s officers, directors, employees, accountants, consultants, legal counsel, financial or other advisors, agents and other representatives;
“RMB” means the lawful currency of the PRC;
“Sanctioned Country” means any country or region that is the subject or target of a comprehensive embargo under Sanctions Laws (including Cuba, Iran, North Korea, Syria, Venezuela, and the Crimea, Donetsk, and Luhansk regions of Ukraine);
“Sanctioned Person” means any individual or entity that is the subject or target of sanctions or restrictions under Sanctions Laws or Ex-Im Laws, including: (i) any individual or entity listed on any applicable U.S. or non-U.S. sanctions- or export-related restricted party list, including OFAC’s Specially Designated Nationals and Blocked Persons; (ii) any entity that is, in the aggregate, 50% or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clause (i); or (iii) any national of a Sanctioned Country;
“Sanctions Laws” means all U.S. and non-U.S. Laws relating to economic or trade sanctions, including, without limitation, the Laws administered or enforced by the United States (including by OFAC or the U.S. Department of State), and the United Nations Security Council;
“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as amended.
“SEC” shall mean the United States Securities and Exchange Commission.
“Securities Act” shall mean the Securities Act of 1933, as amended.
“Software” means any software of any type, including computer programs, applications, architectures, libraries, firmware, and middleware, software development kits, libraries, tools, interfaces, and software implementations of algorithms, models and methodologies, in each case, whether in source code or object code, together with all intellectual property, industrial property and proprietary rights in and to any of the foregoing;

“Subsidiary” or “Subsidiaries” means with respect to any Person, each other Person in which the first Person (a) owns, directly or indirectly, share capital or other equity interests representing at least a majority of the outstanding voting shares, stock or other equity interests (including through any contractual arrangement), (b) holds, directly or indirectly, the right to at least a majority of the economic interests, including interests held through a variable-interest-entity structure or other similar contractual arrangements (including the Control Documents), and (c) has a relationship such that the financial statements of the other Person may be consolidated into the financial statements of the first Person under applicable accounting conventions. For purposes of this Agreement, each branch office of any Subsidiary of the Company, whether registered or not as required by the applicable Laws of the jurisdiction of its operation, shall be deemed as a Subsidiary of the Company;
“Superior Proposal” means any bona fide, written Acquisition Proposal that did not result from a material breach of Section 6.3 for an Acquisition Proposal on terms that the Board of Directors (or a duly authorized committee thereof) determines in good faith, after consultation with its financial advisor and outside legal counsel, and taking into account all legal, financial, regulatory and other aspects of the Acquisition Proposal (including the identity of the Person making the Acquisition Proposal and the expected timing and likelihood of consummation, any governmental or other approval requirements (including divestitures and entry into other commitments and limitations), break-up fees, expense reimbursement provisions, conditions to consummation and availability of necessary financing (including, if a cash transaction (in whole or in part), the availability of such funds and the nature, terms and conditionality of any committed financing)), to be more favorable to the Company’s shareholders, from a financial point of view, than the terms of the Merger (including any adjustment to the terms and conditions proposed by Parent in response to such proposal); provided, however, that for purposes of the reference to an “Acquisition Proposal” in this definition of a “Superior Proposal”, all references to “20% or more” in the definition of “Acquisition Proposal” shall be deemed to be references to “a majority”;
“Taxes” means all federal, state, local and non-U.S. income, profits, gains, franchise, gross receipts, windfall, environmental, customs duty, share capital, capital stock, severance, stamp, payroll, sales, employment, unemployment, disability, social security, use, property, withholding, excise, license, production, value added, occupancy, escheat or unclaimed property, land value appreciation, deed, registration, alternative, add-on minimum, branch profits, premium, business and national tax and other taxes, duties or other like assessments of any nature whatsoever imposed by any Governmental Entity together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions and regardless of whether such amounts are chargeable directly or primarily against or attributable directly or primarily to the relevant person or any other person and of whether any amount is recoverable in respect of them from any other person;
“Tax Return” means any return, report, document, statement, declaration or other information filed or required to be filed with any Taxing Authority with respect to Taxes, including information returns, claims for refunds and any documents with respect to or accompanying payments of estimated Taxes, and including any attachment thereto and any amendment thereof;
“Taxing Authority” means any Governmental Entity competent to impose any Tax liability, or assess or collect any Tax;
“Third-Party Components” means, with respect to Company Intellectual Property, all material Software that is not exclusively owned by the Company or one of its Subsidiaries that is used in, incorporated into, combined with, linked with, distributed with, provided to any Person in connection with, or otherwise made available to consumers with or through Company Intellectual Property;
“Transaction Documents” means, collectively, this Agreement, the Confidentiality Agreement, the Support Agreements, the CVR Agreement and any other agreement or document contemplated thereby or any document or instrument delivered in connection hereunder or thereunder;
“United States” or “U.S.” means the United States of America;
“VAT” means any value added tax and any similar sales or turnover tax;

“VIE Entities” means the variable interest entities, including Gracell Biotechnologies (Shanghai) Co., Ltd. (in Chinese “亘喜生物科技（上海）有限公司”) and its Subsidiary, Suzhou Gracell Biotechnologies Co., Ltd. (in Chinese “苏州亘喜生物科技有限公司”);
“WFOE” means, Gracell Bioscience (Shanghai) Co., Ltd. (in Chinese “亘利生物科技（上海）有限公司”), a wholly foreign-owned enterprise of the Company; and
“Willful Breach” means with respect to any breaches or failures to perform any of the covenants or other agreements contained in this Agreement, a material breach that is a consequence of an act or failure to act undertaken by the breaching Party with actual knowledge that such Party’s act or failure to act would, or would reasonably be expected to, result in or constitute a material breach of this Agreement.
(b)   Other Defined Terms.   The following terms have the meanings set forth in the Sections set forth below:
Defined Term	Section
ADS	Section 2.1(b)
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.3(a)(i)(D)
Applicable Date	Section 3.8(a)
Balance Sheet Date	Section 3.9
Bankruptcy and Equity Exception	Section 3.5(a)
Board of Directors	Recitals
Book-Entry Shares	Section 2.3(b)(i)
Book-Entry Warrants	Section 2.3(b)(i)
Capitalization Date	Section 3.3(a)
CBA	Section 3.11(a)(xii)
CICA	Recitals
Certificates	Section 2.3(b)(i)
Change of Recommendation	Section 6.3(a)(i)(F)
Change Notice	Section 6.3(d)(ii)
Closing	Section 1.2
Closing Consideration	Section 2.3(a)
Closing Date	Section 1.2
Company	Preamble
Company Disclosure Letter	Article III
Company Related Party	Section 8.2(e)
Company Requisite Vote	Section 3.5(c)
Company RSU Closing Amount	Section 2.2(a)(iii)
Company RSU Consideration	Section 2.2(a)(iii)
Company Termination Payment	Section 8.2(b)(i)
Company Warrant	Section 2.1(c)
Company Warrant Consideration	Section 2.1(c)
Confidentiality Agreement	Section 6.6(b)
Continuing Employee	Section 6.9(a)
CVR	Section 2.1(a)
CVR Agreement	Recitals
Deposit Agreement	Section 2.6

Defined Term	Section
Depositary	Section 2.6
Dissenter Rights	Section 2.1(e)
Dissenting Fair Value Payment	Section 2.1(e)
Dissenting Shares	Section 2.1(e)
Dissenting Shareholders	Section 2.1(e)
EDGAR	Article III
Effective Time	Section 1.3
End Date	Section 8.1(b)(ii)
Environmental Laws	Section 3.23
Exchange Fund	Section 2.3(a)
Financial Advisor	Section 3.24
Financial Advisor Engagement Letter	Section 3.25
In-the-Money Company Option	Section 2.2(a)
In-the-Money Company Option Closing Amount	Section 2.2(a)
In-the-Money Company Option Consideration	Section 2.2(a)
Incidental Contracts	Section 3.11(a)(xix)
Indemnified Parties	Section 6.10(a)
Indemnification Agreements	Section 6.10(b)
Intervening Event Notice	Section 6.3(e)(ii)
Intervening Event Notice Period	Section 6.3(e)(ii)
Material Contract	Section 3.11(a)
Memorandum and Articles of Association	Section 3.2
Merger	Recitals
Merger Consideration	Section 2.2(a)(iii)
Merger Sub	Preamble
Notice Period	Section 6.3(d)(ii)
Parent	Preamble
Parent Material Adverse Effect	Section 7.3(a)
Parent Plan	Section 6.9(b)
Parent Related Party	Section 8.2(e)
Parent Termination Payment	Section 8.2(c)
Party/Parties	Preamble
Paying Agent	Section 2.3(a)
PEO	Section 3.11(a)(xvii)
Per ADS Closing Amount	Section 2.1(b)
Per ADS Merger Consideration	Section 2.1(b)
Per Share Closing Amount	Section 2.1(a)
Per Share Merger Consideration	Section 2.1(a)
Plan of Merger	Section 1.3
Proxy Statement	Section 3.6(b)
Recommendation	Section 3.5(b)
Rights Agent	Recitals
Registrar of Companies	Section 1.1

Defined Term	Section
Remedy Action	Section 6.4(b)
Restraint	Section 7.1(b)
Security Incident	Section 3.22
Share	Section 2.1(a)
Shareholders Meeting	Section 6.2(a)
Support Agreement	Recitals
Surviving Company	Section 1.1
Takeover Statute	Section 3.27
Transaction Litigation	Section 6.13
Transactions	Recitals
Underwater Company Option	Section 2.2(a)(ii)
Underwater Company Option Consideration	Section 2.2(a)(ii)
Warrant Certificates	Section 2.3(b)(i)
Section 9.6   Severability.   If any term or other provision of this Agreement is found by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the fullest extent possible.
Section 9.7   Entire Agreement; Assignment.   This Agreement (including the Exhibits hereto and the Company Disclosure Letter), the CVR Agreement (including any annexes, schedules and exhibits thereto) and the other Transaction Documents constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and thereof. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of each of the other Parties, and any assignment without such consent shall be null and void; provided that Parent and/or Merger Sub may assign all or any of their rights and obligations hereunder to any wholly owned Subsidiary of Parent by prior notice to the Company.
Section 9.8   Parties in Interest.   This Agreement shall be binding upon and inure solely to the benefit of each Party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, other than (a) at and after the Effective Time, with respect to the provisions of Section 6.10 which shall inure to the benefit of the Persons or entities benefiting therefrom who are intended to be third-party beneficiaries thereof, (b) at and after the Effective Time, the rights of the holders of Shares (other than the Excluded Shares, Dissenting Shares and Shares represented by ADSs), ADSs (other than ADSs representing the Excluded Shares), Company Warrants, Company Options and Company RSUs issued and outstanding as of immediately prior to the Effective Time to receive the Merger Consideration payable pursuant to Section 2.1 and Section 2.2in accordance with the terms and conditions of this Agreement, (c) each Company Related Party shall be a third-party beneficiary of Section 8.2(e), and (d) each Company Related Party shall be a third-party beneficiary of Section 8.2(f).
Section 9.9   Governing Law.   This Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the State of Delaware without regard to the conflicts of law principles thereof that would subject such matter to the Laws of another jurisdiction, except that the following matters arising out of or relating to this Agreement shall be exclusively interpreted, construed and governed by and in accordance with the Laws of the Cayman Islands, in respect of which the Parties hereto hereby irrevocably submit to the exclusive jurisdiction of the courts of the Cayman Islands: (a) the Merger; (b) the vesting of the undertaking, property and liabilities of each of the Company and Merger Sub in the Surviving Company;

(c) the cancellation of the Shares (including Shares represented by ADSs); (d) the fiduciary or other duties of the Board of Directors and the sole director of Merger Sub; (e) the general rights of the respective shareholders of the Company and Merger Sub, including the rights provided for in Section 238 of the CICA with respect to any Dissenting Shares; and (f) the internal corporate affairs of the Company and Merger Sub.
Section 9.10   Headings.   The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.
Section 9.11   Counterparts.   This Agreement may be executed and delivered (including by facsimile transmission, “.pdf,” or other electronic transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.
Section 9.12   Specific Performance.
(a)   The Parties agree that irreparable damage, for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that, subject in all respects to the terms and conditions of this Section 9.12, the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without any requirement for the posting of any bond or other security, this being in addition to any other remedy to which they are entitled at law or in equity. The Parties hereby further acknowledge and agree that prior to the Closing, the Company shall be entitled to specific performance to enforce specifically the terms and provisions of, and to prevent or cure breaches of this Agreement, including Section 6.4, by Parent or Merger Sub.
(b)   Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (i) either Party has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.
(c)   Notwithstanding anything herein to the contrary, while the Parties may pursue both a grant of specific performance pursuant to Section 9.12 to the extent permitted hereunder prior to the termination of this Agreement and the payment of the amounts set forth in Section 8.2, neither Parent and Merger Sub, on the one hand, nor the Company, on the other hand, shall be permitted or entitled to receive both a grant of specific performance that results in a Closing and payment of such amounts set forth in Section 8.2.
Section 9.13   Jurisdiction and Venue.   Each of the Parties irrevocably and unconditionally agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the another Party or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, solely if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the Parties hereby irrevocably and unconditionally submits with regard to any such action or proceeding for itself and in respect of its property to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the Transactions (including the Merger) in any court other than the aforesaid courts. Each of the Parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. To the fullest extent permitted by applicable Law, each of the parties hereto hereby consents to the service of process in accordance with Section 9.4; provided, that nothing herein shall affect the right of any Party to serve legal process in any other manner permitted by applicable Law.
Section 9.14    WAIVER OF JURY TRIAL.   EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.14.
Section 9.15    Interpretation.   When reference is made in this Agreement to an Article, Exhibit, Schedule or Section, such reference shall be to an Article, Exhibit, Schedule or Section of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. Words of any gender include each other gender and neuter genders and words using the singular or plural number also include the plural or singular number, respectively. Any Contract or Law defined or referred to herein means such Contract or Law as from time to time amended, modified or supplemented, including (in the case of Contracts) by waiver or consent and (in the case of Laws) by succession or comparable successor statutes and references to all attachments thereto and instruments incorporated therein. The word “or” shall not be exclusive and shall be deemed to mean “and/or” as the context requires. For purposes of this Agreement, any item shall be considered “made available” to Parent, to the extent such phrase appears in this Agreement, if such item has been provided in writing (including via electronic mail) to Parent, posted by the Company or its Representatives in the electronic data room established by the Company or its Representatives or, in the case of any documents filed with the SEC, filed by the Company with the SEC prior to the date hereof. With respect to the determination of any period of time, “from” means “from and including”. The word “will” shall be construed to have the same meaning as the word “shall”. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. The word “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. Where under the terms of this Agreement any party is liable to indemnify or reimburse another party for any costs and expenses, the amount to be indemnified or reimbursed shall include amounts equal to any VAT thereon not otherwise recoverable by the other party or any representative member of any VAT group of which it forms a part. References to “dollars” or “$” are to United States dollars. Any deadline or time period set forth in this Agreement that by its terms ends on a day that is not a Business Day shall be automatically extended to the next succeeding Business Day. Each of the Parties has participated in the drafting and negotiating of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if it is drafted by all the Parties and without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted.
[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Company, Parent and Merger Sub and have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.
COMPANY:
GRACELL BIOTECHNOLOGIES INC.
By:
/s/ William Wei Cao

Name:
William Wei Cao

Title:
Chief Executive Officer

[Signature Page to Merger Agreement]

PARENT:
ASTRAZENECA TREASURY LIMITED
By:
/s/ Alistair Collins

Name:
Alistair Collins

Title:
Director

[Signature Page to Merger Agreement]

MERGER SUB:
GREY WOLF MERGER SUB
By:
/s/ David E. White

Name:
David E. White

Title:
Director

[Signature Page to Merger Agreement]

Annex B
PLAN OF MERGER
THIS PLAN OF MERGER is made on
BETWEEN
(1)
Gracell Biotechnologies Inc., an exempted company incorporated under the laws of the Cayman Islands having its registered office at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands (the “Company” or the “Surviving Company”); and

(2)
Grey Wolf Merger Sub, an exempted company incorporated under the laws of the Cayman Islands having its registered office at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Island (the “Merger Sub” and together with the Company, the “Constituent Companies”).

WHEREAS
(A)
The respective boards of directors of the Company and the Merger Sub have approved the merger of the Constituent Companies pursuant to Section 233(3) of the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”), pursuant to which the Merger Sub will merge with and into the Company and cease to exist, with the Surviving Company continuing as the surviving company in the merger and that the undertaking, property and liabilities of the Merger Sub vest in the Surviving Company (the “Merger”), upon the terms and subject to the conditions of the Agreement and Plan of Merger, dated December 22, 2023, by and among AstraZeneca Treasury Limited, a private limited company incorporated under the laws of England and Wales (“Parent”), the Company and the Merger Sub (the “Merger Agreement”), a copy of which is annexed at Annexure 1 hereto, and this Plan of Merger and pursuant to the provisions of Part XVI of the Companies Act.

(B)
The shareholders of each of the Company and the Merger Sub have approved and authorised this Plan of Merger on the terms and subject to the conditions set forth herein and otherwise pursuant to Section 233(6) of the Companies Act.

(C)
Each of the Company and the Merger Sub wishes to enter into this Plan of Merger pursuant to the provisions of Part XVI of the Companies Act.

IT IS AGREED
1.
DEFINITIONS AND INTERPRETATION

1.1
Terms not otherwise defined in this Plan of Merger shall have the meanings given to them in the Merger Agreement, a copy of which is annexed at Annexure 1 hereto.

2.
PLAN OF MERGER

2.1
Company Details

(a)
The constituent companies (as defined in the Companies Act) to this Merger are the Company and the Merger Sub.

(b)
The surviving company (as defined in the Companies Act) is the Surviving Company, which shall continue to be named Gracell Biotechnologies Inc.

(c)
The registered office of the Company at the date of this Plan of Merger is at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. The registered office of the Merger Sub at the date of this Plan of Merger is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Island. Following the effectiveness of the Merger, the registered office of the Surviving Company is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Island.

(d)
Immediately prior to the Effective Time (as defined below), the authorised share capital of the Company is US$100,000 divided into 1,000,000,000 shares, 600,000,000 of which shall be ordinary shares, US$0.0001 par value per share, and 400,000,000 shares of which shall be undesignated shares, US$0.0001 par value per share, of which [•] ordinary shares of the Company have been issued.

(e)
Immediately prior to the Effective Time, the authorised share capital of the Merger Sub is US$50,000 divided into 50,000 ordinary shares of a par value of US$1.00 each, of which one (1) share has been issued.

(f)
On the Effective Time and immediately following cancellation of the Shares and ADSs pursuant to the terms and conditions set out in Section 2.1(a) to Section 2.1(e) of the Merger Agreement and Clauses 2.3.1(a) to (f) (inclusive) of this Plan of Merger and immediately prior to the issue of ordinary shares of the Surviving Company to Parent pursuant to Section 2.1(f) of the Merger Agreement and Clause 2.3.1(g) of this Plan of Merger, the authorised share capital of the Surviving Company shall, upon the Merger, be amended from US$100,000 divided into 1,000,000,000 shares, 600,000,000 of which shall be ordinary shares, US$0.0001 par value per share, and 400,000,000 shares of which shall be undesignated shares, US$0.0001 par value per share to US$50,000 divided into 50,000 ordinary shares of a par value of US$1.00 each, which shall be effected by: (i) the cancellation of 600,000,000 ordinary shares, US$0.0001 par value per share; (ii) the cancellation of 100,000,000 undesignated shares, US$0.0001 par value per share; (iii) the consolidation of 300,000,000 undesignated shares, US$0.0001 par value per share into 50,000 undesignated shares, US$1.00 par value per share; and (iv) following (iii), the re-designation of 50,000 undesignated shares, US$1.00 par value per share to 50,000 ordinary shares of a par value of US$1.00 each, having the rights and restrictions as set out in the memorandum and articles of association in the form annexed at Annexure 2 hereto.

2.2
Effective Time

In accordance with Section 233(13) of the Companies Act, the Merger shall be effective on the date that this Plan of Merger is registered by the Registrar of Companies in the Cayman Islands (the “Effective Time”).
2.3
Terms and Conditions; Share Rights

2.3.1
At the Effective Time, and in accordance with the terms and conditions of the Merger Agreement:

(a)
Share Capital of Merger Sub. Immediately prior to the steps set out in the remainder of this Clause 2.3, each ordinary share of Merger Sub that is issued and outstanding immediately prior to the Effective Time shall be cancelled.

(b)
Treatment of Shares. Each ordinary share, par value $0.0001 per share, of the Company (each, a “Share”) issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares, Dissenting Shares and Shares represented by ADSs) shall be cancelled and shall thereafter represent only the right to receive (i) $2.00 per Share in cash without interest (the “Per Share Closing Amount”), and (ii) one contingent value right (each, a “CVR”) per Share representing the right to receive a contingent payment of $0.30 per CVR in cash without interest upon the achievement of the Milestone set forth in, and subject to and in accordance with the terms and conditions of, the CVR Agreement (the Per Share Closing Amount plus one CVR, collectively, the “Per Share Merger Consideration”), in each case, subject to any applicable withholding Taxes. At the Effective Time, all of the Shares that have been cancelled and thereafter represent only the right to receive the Per Share Merger Consideration as provided in Section 2.1(a) of the Merger Agreement shall no longer be issued and outstanding, shall be cancelled and cease to exist, and each former holder of Shares (other than the Excluded Shares, Dissenting Shares and Shares represented by ADSs) that were outstanding immediately prior to the Effective Time will cease to have any rights with respect to such Shares, except for the right to receive the Per Share Merger Consideration without interest, to be paid in accordance with Article II of the Merger Agreement and as set forth in the CVR Agreement.

(c)
Treatment of American Depositary Shares. Each American Depositary Share, representing five Shares (each, an “ADS”), issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares), together with the underlying Shares represented by such ADSs, shall be cancelled and shall thereafter represent only the right to receive (i) $10.00 per ADS in cash without interest (the “Per ADS Closing Amount”), and (ii) five CVRs per ADS representing the right to receive a contingent payment of $0.30 per CVR in cash without interest upon the achievement of the Milestone set forth in, and subject to and in accordance with the terms and conditions of, the CVR Agreement (the Per ADS Closing Amount plus five CVRs, collectively, the “Per ADS Merger Consideration”), in each case, subject to any applicable withholding Taxes and pursuant to the terms and conditions set forth in the Merger Agreement and the Deposit Agreement, and in the event of any conflict between the Merger Agreement and the Deposit Agreement, the Merger Agreement shall prevail and apply. The Per ADS Closing Amount shall be paid by the Paying Agent to the Depositary as the registered holder of such cancelled underlying Shares and the Depositary shall distribute the Per ADS Closing Amount and any additional payment that may become payable in accordance with Section 2.1(b)(ii) of the Merger Agreement to the holders of such ADSs pursuant to the terms and conditions set forth in the Merger Agreement, the CVR Agreement and the Deposit Agreement. At the Effective Time, all such ADSs (and such underlying Shares represented by the ADSs) that have been cancelled and thereafter represent only the right to receive the Per ADS Merger Consideration as provided in Section 2.1(b) of the Merger Agreement shall no longer be issued and outstanding and shall be cancelled, and shall cease to exist, and each former holder of any such ADSs will cease to have any rights with respect to such ADSs (and such underlying Shares represented by the ADSs), except the right to receive the Per ADS Merger Consideration without interest, to be paid in accordance with Article II of the Merger Agreement and as set forth in the CVR Agreement and the Deposit Agreement.

(d)
Treatment of Company Warrants. Each warrant to purchase Shares (each, a “Company Warrant”) outstanding and not exercised immediately prior to the Effective Time shall be cancelled and thereafter represent only the right to receive from (or from a Person on behalf of) the Surviving Company an amount in cash, without interest, equal to the Black Scholes Value (as defined in the Company Warrant) of the remaining unexercised portion of each Company Warrant in accordance with its terms (the “Company Warrant Consideration”), subject to any required Tax withholdings as provided in Section 2.3(e) of the Merger Agreement.

(e)
Treatment of Excluded Shares. Each of the Excluded Shares and the ADSs representing the Excluded Shares, in each case issued and outstanding immediately prior to the Effective Time, shall be cancelled and cease to exist without payment of any consideration or distribution therefor.

(f)
Treatment of Dissenting Shares. Each Share that is issued and outstanding immediately prior to the Effective Time and is held by a holder of Shares who shall have validly exercised and not effectively withdrawn or have not otherwise lost their rights to dissent from the Merger (“Dissenter Rights”), in accordance with Section 238 of the Companies Act (collectively, the “Dissenting Shares”, and holders of the Dissenting Shares collectively, the “Dissenting Shareholders”) shall be cancelled and cease to exist at the Effective Time, and the Dissenting Shareholders shall not be entitled to receive the Per Share Merger Consideration (except as provided in this Section 2.1(e) of the Merger Agreement), and each such Dissenting Shareholder shall instead be entitled to receive only the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of Section 238 of the Companies Act (the “Dissenting Fair Value Payment”). If any Dissenting Shareholder shall have effectively withdrawn or lost its right to dissent in accordance with the Companies Act, then as of the later of the Effective Time and the occurrence of such event, the Dissenting Shareholder shall, in respect of its Shares cancelled at the Effective Time, be entitled to receive the Per Share Merger Consideration without interest, pursuant to Section 2.1(a) of the Merger Agreement and the CVR Agreement and such Shares shall not be deemed to be Dissenting Shares.

(g)
Issuance of Surviving Company Shares. Immediately following cancellation of the Shares and ADSs pursuant to the terms and conditions set out in Section 2.1(a) to Section 2.1(e) of the

Merger Agreement, the Surviving Company shall issue to Parent, in consideration for its payment of the aggregate Per Share Merger Consideration, the aggregate Per ADS Closing Amount and any additional payment that may become payable in accordance with Section 2.1(b)(ii) of the Merger Agreement, and any Dissenting Fair Value Payment in accordance with the Merger Agreement, 50,000 validly issued, fully paid and non-assessable ordinary shares of par value of US$1.00 each of the Surviving Company as set out in this Plan of Merger, which shall be reflected in the updated register of members of the Surviving Company. Such ordinary shares of the Surviving Company shall constitute the only issued and outstanding share capital of the Surviving Company from the Effective Time.
2.3.2
At the Effective Time, the rights and restrictions attaching to the ordinary shares of the Surviving Company shall be as set out in the memorandum and articles of association in the form annexed at Annexure 2 hereto.

2.3.3
At the Effective Time, the fourth amended and restated memorandum and articles of association of the Company adopted by a special resolution passed on 18 December 2020 and effective immediately prior to the completion of the initial public offering of the ADSs representing the Company’s ordinary shares, as amended by a special resolutions adopted in the annual general meeting of shareholders of the Company on 13 July 2023, shall be amended and restated by their deletion in their entirety and the substitution in their place of the memorandum and articles of association in the form annexed at Annexure 2 hereto.

2.3.4
At the Effective Time, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

2.4
Directors’ Interests in the Merger

(a)
The name and address of each director of the Surviving Company after the Merger becomes effective are:

(i)
David White of 1800 Concord Pike, Wilmington, DE 19803; and

(ii)
Kevin Durning of 1800 Concord Pike, Wilmington, DE 19803

(b)
There are no amounts or benefits paid or payable to any director of either of the Constituent Companies or the Surviving Company consequent upon the Merger.

2.5
Secured Creditors

(a)
The Company has no secured creditor and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

(b)
The Merger Sub has no secured creditor and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

3.
APPROVALS

3.1
This Plan of Merger has been approved by the board of directors of each of the Surviving Company and the Merger Sub pursuant to section 233(3) of the Companies Act.

3.2
This Plan of Merger has been authorised by the sole shareholder of the Merger Sub pursuant to section 233(6) of the Companies Act and by the shareholders of the Surviving Company pursuant to section 233(6) of the Companies Act by way of resolutions passed at an extraordinary general meeting of the Surviving Company.

4.
VARIATION

4.1
At any time prior to the Effective Time, this Plan of Merger may be amended by the boards of directors of both the Company and the Merger Sub to:

(i)
change the Effective Time provided that such changed date shall not be a date later than the ninetieth day after the date of registration of this Plan of Merger with the Registrar of Companies in the Cayman Islands; and

(ii)
effect any other changes to this Plan of Merger which the directors of both the Surviving Company and the Merger Sub deem advisable, provided that such changes do not materially adversely affect any rights of the shareholders of the Surviving Company or the Merger Sub, as determined by the directors of both the Surviving Company and the Merger Sub, respectively or as the Merger Agreement or this Plan of Merger may expressly authorise the boards of directors of both the Company and the Merger Sub to effect in their discretion.

4.
TERMINATION

4.1
At any time prior to the Effective Time, this Plan of Merger may be terminated by the boards of directors of both the Company and the Merger Sub in accordance with the terms of the Merger Agreement.

5.
COUNTERPARTS

5.1
This Plan of Merger may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any party may enter into this Plan of Merger by executing any such counterpart.

6. GOVERNING LAW
6.1
This Plan of Merger and the rights and obligations of the parties shall be governed by and construed in accordance with the laws of the Cayman Islands.

6.2
Each of the parties agrees that the courts of the Cayman Islands shall have jurisdiction to hear and determine any action or proceeding arising out of or in connection with this Plan of Merger only, and any non-contractual obligations arising out of or in connection with it, and for that purpose each party irrevocably submits to the jurisdiction of the courts of the Cayman Islands.

IN WITNESS whereof this Plan of Merger has been entered into by the parties on the day and year first above written.
SIGNED for and on behalf of Grey Wolf Merger Sub:	)	Duly Authorised Signatory
)
	)	Name:
)
	)	Title:
)
)
SIGNED for and on behalf of Gracell Biotechnologies Inc.:	)	Duly Authorised Signatory
)
	)	Name:
)
	)	Title:
)
)

ANNEXURE 1
MERGER AGREEMENT

ANNEXURE 2
Memorandum and Articles of Association of the Surviving Company

Annex C
Centerview Partners LLC
31 West 52nd Street
New York, NY 10019
December 23, 2023
The Board of Directors
Gracell Biotechnologies Inc.
4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240
Grand Cayman, KY1-1002, Cayman Islands
The Board of Directors:
You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding American Depositary Shares (the “ADSs”), each representing five ordinary shares, par value $0.0001 per share (the “Shares”) (other than Excluded ADSs, as defined below), of Gracell Biotechnologies Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), of the Consideration (as defined below) proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into (the “Agreement”) by and among AstraZeneca Treasury Limited, a private limited company incorporated under the laws of England and Wales (“Parent”), Grey Wolf Merger Sub, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company. The Agreement provides that Merger Sub will be merged with and into the Company (the “Merger” and, collectively with the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent and among other things, each issued and outstanding ADS immediately prior to the effective time of the Merger (other than (1) any ADSs representing Shares held by Parent, Merger Sub, the Company or any of their subsidiaries and (2) any ADSs representing Shares held by the Company or the Bank of New York Mellon, as depositary, and reserved for issuance and allocation pursuant to the Company’s equity incentive plans (the shares referred to in clauses (1) and (2), together with any ADSs representing Shares held by any affiliate of the Company or Parent, “Excluded ADSs”)) will be converted into the right to receive (I) $10.00 per ADS in cash, without interest (the “Per ADS Closing Amount”), plus (II) five contractual contingent value rights (each, a “CVR”) issued pursuant to and in accordance with the Contingent Value Rights Agreement in substantially the form attached to the Agreement (the “CVR Agreement”) representing the right to receive the Milestone Payment (as defined in the CVR Agreement), per ADS, in each case subject to any applicable withholding tax and pursuant to the terms and conditions set forth in the Deposit Agreement (as defined in the Agreement) (the Per ADS Closing Amount plus five CVRs taken together (and not separately), the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.
We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.
31 WEST 52ND STREET, 22ND FLOOR, NEW YORK, NY 10019
PHONE: (212) 380-2650 FAX: (212) 380-2651 WWW.CENTERVIEWPARTNERS.COM
N E W Y O R K L O N D O N P A R I S S A N F R A N C I S C O ME N L O P A R K

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, except for our current engagement, we have not been engaged to provide financial advisory or other services to the Company, and we have not received any compensation from the Company during such period. In the past two years, we have been engaged to provide financial advisory services to AstraZeneca PLC (“AstraZeneca”), the parent of Parent, including in connection with its acquisition of Alexion Pharmaceuticals, Inc. in 2021, and we have received compensation from AstraZeneca for such services. We may provide financial advisory and other services to or with respect to the Company, AstraZeneca, Parent or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, AstraZeneca, Parent, or any of their respective affiliates, or any other party that may be involved in the Transaction.
In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated December 22, 2023 and draft of the form of the CVR Agreement attached thereto (the “Draft Agreements”); (ii) Annual Reports on Form 20-F of the Company for the years ended December 31, 2022, December 31, 2021 and December 31, 2020; (iii) certain interim reports to stockholders on Form 6-K of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections and probabilities of success relating to the Company and the probability of realizing the Milestone under the CVR Agreement prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data, and conducted such financial studies and analyses and took into account such other information as we deemed appropriate.
We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement and the form of CVR Agreement attached thereto will not differ in any respect material to our analysis or this opinion from the Draft Agreements reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and the CVR Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the ADSs (other than Excluded ADSs) of the Consideration to be paid to such holders pursuant to the Agreement and the CVR Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement, the CVR Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, the form or terms of the CVR with respect to transferability, illiquidity or otherwise, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the ADSs pursuant to the Agreement, the CVR Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company or any other person as to how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter.
Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.
Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of the ADSs (other than Excluded ADSs) pursuant to the Agreement is fair, from a financial point of view, to such holders.
Very truly yours,
/s/ CENTERVIEW PARTNERS LLC

CENTERVIEW PARTNERS LLC

Annex D
FORM OF CONTINGENT VALUE RIGHTS AGREEMENT
THIS CONTINGENT VALUE RIGHTS AGREEMENT (this “Agreement”), dated as of [•], is entered into by and between AstraZeneca Treasury Limited, a private limited company incorporated under the laws of England and Wales (“Parent”), and [•], a [•], as Rights Agent.
Introduction
WHEREAS, Parent, Grey Wolf Merger Sub, an exempted company with limited liability incorporated under the Laws of the Cayman Islands and a wholly owned Subsidiary of Parent (“Merger Sub”), and Gracell Biotechnologies Inc., an exempted company with limited liability incorporated under the Laws of the Cayman Islands (the “Company”), have entered into an Agreement and Plan of Merger dated as of December 23, 2023 (as it may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into the Company (the “Merger”) and the shares in Merger Sub cancelled, with the Company continuing as the surviving company (as defined in the Companies Act (Revised) of the Cayman Islands) of the Merger (the “Surviving Company”);
WHEREAS, pursuant to the Merger Agreement, as a result of the consummation of the Merger, the holders of Shares (other than Excluded Shares and Dissenting Shares), holders of In-the-Money Company Options (as defined in the Merger Agreement) and holders of Company RSUs as of immediately prior to the Effective Time will become entitled to receive the contingent cash payment hereinafter described upon the achievement of the milestone hereinafter described;
WHEREAS, pursuant to this Agreement, the potential amount payable per CVR (as defined below) is $0.30 in cash, without interest; and
WHEREAS, pursuant to the Deposit Agreement and the Merger Agreement, the Depositary shall distribute the applicable Per ADS Merger Consideration, including the CVRs, to the Eligible ADS Holders as soon as practicable after the Effective Time in accordance with the Deposit Agreement and the Merger Agreement.
NOW, THEREFORE, in consideration of the foregoing and the consummation of the transactions referred to above, Parent and Rights Agent agree, for the equal and proportionate benefit of all Holders, as follows:
ARTICLE 1
DEFINITIONS; CERTAIN RULES OF CONSTRUCTION
Section 1.1   Definitions.   As used in this Agreement, the following terms will have the following meanings:
“Accelerated Approval” means the receipt by a Payment Obligor on or prior to December 31, 2028 of an accelerated approval granted by the FDA of a BLA for the Product for the treatment of multiple myeloma on the basis of an application made pursuant to 21 C.F.R. § 601 Subpart E (Accelerated Approval of Biological Products for Serious or Life-Threatening Illnesses) or any successor program in the United States.
“Acting Holders” means, at the time of determination, Holders of at least 40% of the outstanding CVRs as set forth in the CVR Register.
“ADSs” means the American Depositary Shares issued pursuant to the Deposit Agreement (other than ADSs representing the Excluded Shares), each representing five Shares, outstanding immediately prior to the Effective Time.
“ADS Beneficial Owners” has the meaning set forth in Section 2.3(b).
“Affiliate” means, with respect to any Person, any other Person directly or indirectly, controlling, controlled by, or under common control with, such Person; provided, that prior to the Closing, Parent and Merger Sub shall not be deemed to be Affiliates of the Company and/or any of the Company’s subsidiaries and vice versa. For this purpose, “control” (including, the terms “controlling”, “controlled” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise, and such power or authority shall conclusively be presumed to exist by possession of (i) the beneficial ownership or power to direct the vote of more than 50% of the votes entitled to be cast at a meeting of the members or shareholders of such Person, or (ii) the power to appoint or elect a majority of the members of the board of directors of such Person.
“Agreement” has the meaning set forth in the preamble hereto.
“Assignee” has the meaning set forth in Section 6.3.
“BLA” means a biologics license application submitted to the FDA pursuant to 42 U.S.C. § 262 or any other application submitted to the FDA for authorization to market or sell a pharmaceutical or biological product in the U.S., including any supplements or amendments thereto.
“Business Day” means a day except a Saturday or Sunday and other than a day on which banks are required or authorized to remain closed in the Cayman Islands, the People’s Republic of China, Hong Kong or the City of New York, New York.
“Change of Control” means (a) a sale or other disposition of all or substantially all of the assets of Parent on a consolidated basis (other than to any subsidiary of Parent, AstraZeneca PLC or any of its subsidiaries), (b) a merger, consolidation or other business combination involving Parent in which Parent is not the surviving entity or (c) any transaction (including (x) any issuance of securities and (y) a merger, consolidation or other business combination in which Parent is the surviving entity) involving Parent in which the holders of voting securities of Parent immediately prior to such transaction collectively own securities representing less than 50% of Parent’s voting power immediately after such transaction, in the case of each of the foregoing clauses (a), (b) and (c), whether effected directly or indirectly, and whether effected in a single transaction or a series of related transactions.
“Closing” means the closing of the Merger in accordance with the Merger Agreement.
“Code” means the Internal Revenue Code of 1986, as amended.
“Commercially Reasonable Efforts” means the level of efforts and resources that is consistent with the level of efforts and resources that Parent and its Affiliates would devote to a product at a similar stage of development and product life with similar market potential as the Product (“Relevant Product”) based on conditions then prevailing, taking into consideration the market (including actual and anticipated market conditions and the geographic market), the regulatory environment and market and other regulatory exclusivity and all other scientific, commercial and other relevant factors that Parent would normally take into account with respect to a Relevant Product that it owns or has in-licensed, including patent coverage, expiration and term extension, manufacturing and supply chain, product profile, safety and efficacy, actual and anticipated product labeling, the competitiveness of alternative products in the marketplace or under development, the regulatory structure involved, the availability of coverage and reimbursement and the expected profitability and profit potential of the applicable product, including actual and expected development costs and timelines, cost of goods and all other costs associated with the applicable product and timelines associated with commercial entry; provided, that such level of efforts and resources shall be determined without taking into account the obligation to pay the Milestone Payment Amounts hereunder.
“Company” has the meaning set forth in the recitals hereto.
“Company Option” has the meaning set forth in the Merger Agreement.
“Company Patent Rights” means (a) all Patent Rights owned or exclusively licensed by the Company or any of its Affiliates immediately prior to the Effective Time, and (b) all Patent Rights owned or exclusively licensed by the Company or any of its Affiliates that claim priority to any Patent Rights described in the preceding clause (a).
“Company RSU” has the meaning set forth in the Merger Agreement.
“Company Share Plans” has the meaning set forth in the Merger Agreement.
“Covered” means, with respect to any Company Patent Right, that, in the absence of a license granted under, or ownership of, such Company Patent Right, the manufacture, use, offer for sale, sale or importation of a given product or component thereof, or practice of a method, would infringe an issued claim of such Company Patent Right.

“CVR” means the rights of Holders to receive a contingent cash payment pursuant to the Merger Agreement and this Agreement.
“CVR Register” has the meaning set forth in Section 2.3(b).
“Deposit Agreement” means the Deposit Agreement, dated as of January 7, 2021, by and between the Company, the Depositary and all holders from time to time of American Depositary Shares issued thereunder.
“Depositary” means The Bank of New York Mellon, in its capacity as Depositary under the Deposit Agreement.
“Dissenting Shares” means each Share that is issued and outstanding immediately prior to the Effective Time that is held by a holder of Shares who shall have validly exercised and not effectively withdrawn or have not otherwise lost their rights to dissent from the Merger in accordance with Section 238 of the Companies Act (Revised) of the Cayman Islands.
“DTC” means The Depository Trust Company or any successor thereto.
“Effective Time” means the time at which the Plan of Merger is registered with the Registrar of Companies in accordance with the Companies Act (Revised) of the Cayman Islands on the date specified in the Plan of Merger.
“Eligible ADS Holders” means holders of record of ADSs which shall include Cede & Co. in respect of all ADSs held through DTC as of immediately prior to the Effective Time.
“Eligible ADS Beneficial Owners” means the beneficial owners of ADSs held through a nominee (including, without limitation, DTC and any participant in DTC) as of immediately prior to the Effective Time.
“Employee Equity Award” means a Company Option or a Company RSU that was granted to a holder who is, or was upon the grant of or at any time during the vesting period of such Company Option or Company RSU, as applicable, an employee of the Company or a Subsidiary of the Company for employment Tax purposes.
“Entity” means any corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, unincorporated organization, other entity or group (as defined in Section 13(d)(3) of the Exchange Act), including any group of Persons.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Excluded Shares” means, collectively, (a) any Shares (including Shares represented by ADSs) held by Parent, Merger Sub, the Company or any of their subsidiaries and (b) any Shares (including ADSs corresponding to such Shares) held by the Company or the Depositary and reserved for issuance and allocation pursuant to the Company Share Plans.
“FDA” means the United States Food and Drug Administration or any successor thereto.
“Full Approval” means the receipt by a Payment Obligor on or prior to December 31, 2029 of regulatory approval granted by the FDA of a BLA for the Product for the first-line or second-line treatment of multiple myeloma that is not subject to specific obligations under 21 C.F.R § 601 Subpart E (Accelerated Approval of Biological Products for Serious or Life-Threatening Illnesses) or any successor program in the United States.
“Governmental Entity” means any foreign, domestic, federal, territorial, state or local governmental or regulatory authority of any nature (including any government or any governmental agency, instrumentality, court, tribunal or commission, or any subdivision, department or branch of any of the foregoing) or body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or Taxing Authority.
“Holder” means a Person in whose name a CVR is registered in the CVR Register at the applicable time.
“IRS” has the meaning set forth in Section 2.4(d).
“Merger” has the meaning set forth in the recitals hereto.

“Merger Agreement” has the meaning set forth in the recitals hereto.
“Merger Sub” has the meaning set forth in the recitals hereto.
“Milestone” means the earlier to occur of Accelerated Approval or Full Approval.
“Milestone Notice” has the meaning set forth in Section 2.4(a).
“Milestone Outside Date” means December 31, 2029.
“Milestone Payment” means $0.30 per CVR.
“Milestone Payment Amount” means, for a given Holder, the product of (a) the Milestone Payment and (b) the number of CVRs held by such Holder, as such number of CVRs is reflected on the CVR Register as of the close of business on the date of the Milestone Notice.
“Milestone Payment Date” has the meaning set forth in Section 2.4(a).
“Non-Employee Award” means each Company Option or Company RSU that is not an Employee Award.
“Officer’s Certificate” means a certificate signed by an authorized officer of Parent, in his or her capacity as such an officer, and delivered to the Rights Agent.
“Parent” has the meaning set forth in the preamble hereto.
“Patent Rights” means all patents and patent applications, together with all reissuances, provisionals, nonprovisionals, substitutions, continuations, continuations-in-part, divisions, revisions, renewals, extensions, supplementary protection certificates, reexaminations, term extensions, confirmations, utility models, certificates of invention, and the equivalents of any of the foregoing, statutory invention registrations and invention disclosures.
“Payment Fund” has the meaning set forth in Section 2.4(a).
“Payment Obligor” means Parent, any Assignee, each of their respective Affiliates, and any Entity that has obtained rights from any of the foregoing Entities to file a BLA for the Product or to register, develop, or commercialize the Product in the U.S., whether through license, sublicense, asset transfer or otherwise.
“Permitted Transfer” means a transfer of one or more CVR(s) (a) upon death of a Holder by will or intestacy, (b) by instrument to an inter vivos or testamentary trust in which the CVRs are passed to beneficiaries of the Holder upon the death of the Holder, (c) pursuant to a court order (including in connection with bankruptcy or liquidation), (d) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other Entity, (e) in the case of CVRs held in book-entry or other similar nominee form (including CVRs held through DTC on behalf of the beneficial owners of CVRs and by the Depositary on behalf of Eligible ADS Holders and Eligible ADS Beneficial Owners), from a nominee to a beneficial owner and, if applicable, through an intermediary, to the extent allowable by DTC or the Depositary, as applicable, (f) if the applicable Holder is a partnership or limited liability company, a distribution by the transferring partnership or limited liability company to its partners or members, as applicable (provided that such distribution does not subject the CVRs to a requirement of registration under the Securities Act or the Exchange Act), (g) with the written consent of Parent, or (h) as provided in Section 2.6. For the avoidance of doubt, the distribution and transfer of the CVRs by the Depositary to, and the registration by the Rights Agent of such CVRs in the name of (x) DTC f/b/o the Eligible ADS Beneficial Owners and (y) Eligible ADS Holders, in each case, as contemplated by this Agreement, the Merger Agreement and the Deposit Agreement shall be a “Permitted Transfer” for all purposes hereunder.
“Person” means any individual, Entity or Governmental Entity.
“Plan of Merger” means the Plan of Merger with respect to the Merger.
“Product” means any biological product: (a) that contains the product candidate referred to by the Company as of the Effective Time as “GC012F,” which is an autologous chimeric antigen receptor T cell (CAR-T) therapeutic candidate, dual targeting CD19 and B-cell maturation antigen, which utilizes the Company’s proprietary platform technology known as FasTCAR™, alone or in combination with any other active ingredient(s); and (b) the composition of matter of which is Covered by any Company Patent Right in the U.S.
“Qualified Pharmaceutical Company” means an Entity that, together with its Affiliates, in the good faith determination of Parent, has sufficient capabilities and experience in the development, manufacture, distribution and commercialization of pharmaceutical products as well as the financial resources to achieve the Milestone.
“Rights Agent” means the Rights Agent named in the preamble to this Agreement, until a successor Rights Agent will have become such pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” will mean such successor Rights Agent.
“Securities Act” means the Securities Act of 1933, as amended.
“Shares” means the ordinary shares, $0.0001 par value per share, of the Company.
“subsidiary” or “subsidiaries” means with respect to any Person, each other Person in which the first Person (a) owns, directly or indirectly, share capital or other equity interests representing at least a majority of the outstanding voting shares, stock or other equity interests (including through any contractual arrangement), (b) holds, directly or indirectly, the right to at least a majority of the economic interests, including interests held through a variable-interest-entity structure or other similar contractual arrangements, and (c) has a relationship such that the financial statements of the other Person may be consolidated into the financial statements of the first Person under applicable accounting conventions.
“Surviving Company” has the meaning set forth in the preamble hereto.
“Taxes” means all federal, state, local and non-U.S. income, profits, gains, franchise, gross receipts, windfall, environmental, customs duty, share capital, capital stock, severance, stamp, payroll, sales, employment, unemployment, disability, social security, use, property, withholding, excise, license, production, value added, occupancy, escheat or unclaimed property, land value appreciation, deed, registration, alternative, add-on minimum, branch profits, premium, business and national tax and other taxes, duties or other like assessments of any nature whatsoever imposed by any Governmental Entity together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and regardless of whether such taxes, duties or other like assessments, penalties, interest and additions are chargeable directly or primarily against or attributable directly or primarily to the relevant person or any other person and of whether any amount in respect of them is recoverable from any other person.
“Tax Return” means any return, report, document, statement, declaration or other information filed or required to be filed with any Tax authority with respect to Taxes, including information returns, claims for refunds and any documents with respect to or accompanying payments of estimated Taxes, and including any attachment thereto and any amendment thereof.
“Taxing Authority” means any Governmental Entity competent to impose any Tax liability, or assess or collect any Tax.
Section 1.2   Construction.
(a)   For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders. For purposes of this Agreement, where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning unless the context otherwise requires.
(b)   As used in this Agreement, unless otherwise indicated, the words “include,” “includes” and “including” shall be deemed in each case to be followed by the words “without limitation.” As used in this Agreement, unless otherwise indicated, the words “hereof,” “herein” and “hereunder” and words of like import shall refer to this Agreement as a whole and not to any particular provision of this Agreement. As used in this Agreement, unless otherwise indicated, the word “or” shall not be exclusive (i.e., “or” shall be deemed to mean “and/or”). As used in this Agreement, unless otherwise indicated, the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and shall not simply mean “if.”
(c)   Except as otherwise indicated, all references in this Agreement to “Sections” and “Exhibits” are intended to refer to Sections of this Agreement or Exhibits to this Agreement.
(d)   The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any applicable law holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the drafting party of such agreement or document.
(e)   References to any contract are to that contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof.
(f)   References to any law are to that law as amended, modified or supplemented and to any rules, regulations or interpretations promulgated thereunder.
(g)   References to “$” or “dollars” refer to United States dollars unless otherwise noted.
(h)   The headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.
(i)   References to any Person shall include the successors and assigns of that Person.
(j)   Reference to the date hereof shall mean the date of this Agreement.
(k)   Where under the terms of this Agreement any party is liable to indemnify or reimburse another party for any costs and expenses, the amount to be indemnified or reimbursed shall include amounts equal to any VAT thereon not otherwise recoverable by the other party or any representative member of any VAT group of which it forms a part.
ARTICLE 2
CONTINGENT VALUE RIGHTS
Section 2.1   CVRs.   The CVRs represent the rights of Holders to receive a contingent cash payment pursuant to the Merger Agreement and this Agreement. The initial Holders shall be determined pursuant to the terms of the Merger Agreement and this Agreement, and a list of the initial Holders shall be furnished by or on behalf of Parent to the Rights Agent in accordance with Section 4.1 hereof.
Section 2.2   Nontransferable.   The CVRs may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer. Any attempted sale, assignment, transfer, pledge, encumbrance or disposition of any CVR, in whole or in part, in violation of this Section 2.2 shall be null and void ab initio and of no effect.
Section 2.3   No Certificate; Registration; Registration of Transfer; Change of Address.
(a)   The CVRs will not be evidenced by a certificate or other instrument.
(b)   The Rights Agent will keep a register (the “CVR Register”) for the purpose of (i) identifying the Holders of CVRs and (ii) registering CVRs and Permitted Transfers thereof. In the case of CVRs to be received by the holders of Shares (other than Excluded Shares, Shares represented by ADSs and Dissenting Shares), In-the-Money Company Options and Company RSUs, such CVRs shall initially be registered in the name and address of the holder of such Shares, In-the-Money Company Options and Company RSUs, as applicable, as set forth in the records of the Company at the Effective Time and as set forth in the form the Company furnishes to the Rights Agent. In the case of CVRs to be received by the Depositary in respect of the Shares represented by ADSs, (i) such CVRs shall initially be registered in the name and to the address of the Depositary (f/b/o Eligible ADS Holders and Eligible ADS Beneficial Owners) and (ii) upon distribution of the CVRs by the Depositary to Eligible ADS Holders, the CVR Register shall be updated to reflect the distribution of such CVRs to the Eligible ADS Holders. After distribution of the CVRs by the Depositary to DTC, the CVR Register will show one position for Cede & Co. representing all of the CVRs that are distributed in respect of ADSs held through DTC on behalf of the Eligible ADS Beneficial Owners (after such distribution of the CVRs to DTC, the “ADS Beneficial Owners”). The Rights Agent will have no responsibility whatsoever directly to the ADS Beneficial Owners or DTC participants with respect to transfers of CVRs unless and until such CVRs are transferred into the name of such ADS Beneficial Owners in accordance with Section 2.2. The Rights Agent will have no responsibilities whatsoever with regard to the distribution of payments by DTC to such ADS Beneficial Owners unless and until such CVRs are transferred into the name of such ADS Beneficial Owners in accordance with Section 2.2.
(c)   Subject to the restrictions on transferability set forth in Section 2.2, every request made to transfer a CVR must be in writing and accompanied by a written instrument of transfer in a form reasonably satisfactory to the Rights Agent pursuant to its guidelines, duly executed by the Holder thereof, the Holder’s attorney duly authorized in writing, the Holder’s personal representative or the Holder’s survivor, and setting forth in reasonable detail the circumstances relating to the proposed transfer. Upon receipt of such written notice, the Rights Agent will, subject to its reasonable determination that the transfer instrument is in proper form and the proposed transfer otherwise complies with the other terms and conditions of this Agreement (including the provisions of Section 2.2), register the transfer of the CVRs in the CVR Register. Parent and Rights Agent may require payment of a sum sufficient to cover any stamp or other Tax or governmental charge that is imposed in connection with any such registration of transfer. The Rights Agent shall have no duty or obligation to take any action under any Section of this Agreement that requires the payment by a Holder of a CVR of applicable Taxes or charges unless and until the Rights Agent is satisfied that all such Taxes or charges have been paid. All duly transferred CVRs registered in the CVR Register will be the valid obligations of Parent and will entitle the transferee to the same benefits and rights under this Agreement as those held immediately prior to the transfer by the transferor. No transfer of a CVR will be valid until registered in the CVR Register in accordance with this Agreement.
(d)   A Holder (or an authorized representative thereof) may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. The written request must be duly executed by the Holder (or an authorized representative thereof). Upon receipt of such written notice, the Rights Agent will promptly record the change of address in the CVR Register.
Section 2.4   Payment Procedures.
(a)   As soon as reasonably practicable following the achievement of the Milestone, but in no event later than 30 days after the date on which the Milestone is achieved (the “Milestone Payment Date”), Parent shall deliver to the Rights Agent (i) written notice indicating that the Milestone has been achieved (the “Milestone Notice”) and instructing the Rights Agent to solicit tax forms or other information required to make any Tax deductions or withholdings as set forth in Section 2.4(d), (ii) any letter of instruction reasonably required by the Rights Agent and (iii) cash, by wire transfer of immediately available funds to an account specified by the Rights Agent, equal to the aggregate amount necessary to pay the Milestone Payment Amounts to all Holders pursuant to Section 2.4(b) other than Milestone Payment Amounts with respect to Employee Equity Awards and Non-Employee Awards (with respect to which any such amounts payable shall be retained by Parent for payment pursuant to Section 2.4(b)) (the total cash deposited with the Rights Agent, the “Payment Fund”).
(b)   The Rights Agent will promptly, and in any event within 10 Business Days of receipt of the Milestone Notice, send each Holder at its registered address (or, in the case of Cede & Co., pursuant to the applicable procedures of DTC) a copy of the Milestone Notice and pay the applicable Milestone Payment Amount (other than Milestone Payment Amounts that are payable with respect to Employee Equity Awards and Non-Employee Awards) to each of the Holders (i) by check mailed to the address of each such respective Holder as reflected in the CVR Register as of the close of business on the last Business Day before such Payment Date, (ii) with respect to any Holder who has provided the Rights Agent with wire transfer instructions meeting the Rights Agent’s requirements, by wire transfer of immediately available funds to such account, or (iii) with respect to Cede & Co., by wire transfer of immediately available funds pursuant to the applicable procedures of DTC. As soon as reasonably practicable following delivery of the Milestone Notice, but in no event later than the next regularly scheduled payroll date that occurs no more than seven Business Days following the delivery of the Milestone Notice (and in all events no later than the date that is 45 days following the date on which the Milestone is achieved), Parent shall cause the Surviving Company or an Affiliate of the Surviving Company to, (A) with respect to Milestone Payment Amounts that are payable with respect to Employee Equity Awards, pay through the Surviving Company’s or the applicable Affiliate’s payroll system or payroll provider the aggregate Milestone Payment Amount payable to the applicable holders with respect to such Employee Equity Awards (net of any Tax withholdings required to be deducted and withheld by applicable Tax law in accordance with the Merger Agreement or Section 2.4(d)) and (B) with respect to Milestone Payment Amounts that are payable with respect to Non-Employee Awards, pay through the Surviving Company’s or the applicable Affiliate’s accounts payable system or other general account (other than the payroll account) the aggregate Milestone Payment Amount payable to the applicable holders with respect to such Non-Employee Awards (net of any Tax withholdings required to be deducted and withheld by applicable Tax law in accordance with the Merger Agreement or Section 2.4(d)). Notwithstanding anything in this Agreement to the contrary, it is the intent of the parties that the Milestone shall be deemed to constitute a substantial risk of forfeiture within the meaning of Section 409A of the Code.
(c)   Except to the extent any portion of the Milestone Payment Amounts are required to be treated as imputed interest pursuant to applicable law, the Holders and the parties hereto agree, for U.S. federal and applicable state and local income Tax purposes, to treat (i) the CVRs (other than CVRs received in respect of Employee Equity Awards and Non-Employee Awards) and the Milestone Payment Amounts of such CVRs for all U.S. federal and applicable state and local income Tax purposes as additional consideration for the Shares (other than Excluded Shares and Dissenting Shares but including, for the avoidance of doubt, any ADSs or Shares represented by ADSs) pursuant to the Merger Agreement and (ii) CVRs received in respect of Employee Equity Awards and Non-Employee Awards and the Milestone Payments of such CVRs, and not the receipt of any such CVR, for all U.S. federal and applicable state and local income Tax purposes, as compensation (subject to Tax withholdings to the extent required by applicable law) in the year in which such Milestone Payment is made (or, in any jurisdiction outside of the United States, to apply such treatment as may be determined by Parent in its good faith discretion following consultation with a reputable international tax accounting firm), and none of the Holders and the parties hereto will take any position to the contrary on any Tax Return or for other Tax purposes except as required by applicable law. Parent and the Surviving Company shall report imputed interest on the CVRs (other than CVRs in respect of the Employee Equity Awards and Non-Employee Awards) pursuant to Section 483 of the Code.
(d)   Notwithstanding anything herein to the contrary, each of the Surviving Company (and any applicable Affiliate), Parent, Merger Sub and Rights Agent shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement such amounts as it is required to deduct and withhold by any applicable law. Prior to making any such Tax deductions or withholdings or causing any such Tax deductions or withholdings to be made with respect to any Holder (other than a Holder in such Holder’s capacity as a holder of an Employee Equity Award), Parent shall instruct the Rights Agent to solicit Internal Revenue Service (“IRS”) Form W-9s or W-8s, or any other appropriate forms or information, from Holders within a reasonable amount of time in order to provide a reasonable opportunity for the Holder to timely provide any necessary Tax forms (including an IRS Form W-9 or an applicable IRS Form W-8) in order to avoid or reduce such withholding, and the Milestone Payment Amount may be reasonably delayed in order to gather such necessary Tax forms. To the extent that amounts are so withheld and remitted to the appropriate Governmental Entity, such amounts so remitted shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.
(e)   Any portion of any Milestone Payment Amount that remains undistributed to a Holder 12 months after the date of the Milestone Payment Date will be delivered by the Rights Agent to Parent, and any Holder shall be entitled to look to Parent (subject to abandoned property, escheat and other similar applicable law) only as general creditors thereof with respect to the Milestone Payment Amount payable hereunder, without any interest thereon. None of Parent, the Surviving Company or the Rights Agent shall be liable to any Holder for any such consideration delivered in respect of a CVR to a public official pursuant to any abandoned property, escheat or other similar applicable law. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable law, the property of Parent or its designee, free and clear of all claims or interest of any Person previously entitled thereto.
(f)   The Payment Fund shall not be used for any purpose other than the payment of the Milestone Payment Amounts; provided that any interest or income produced by investments with respect to the Payment Fund shall be the property of Parent. The Payment Fund may be invested by the Rights Agent as directed by the Parent; provided that such investments shall be (i) in obligations of, or guaranteed by, the United States of America, (ii) in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, (iii) in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or (iv) in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing, and, in any such case, no such investment will (x) relieve Parent or the Rights Agent from making the payment required by this Section 2.4 or (y) have maturities that could prevent or delay payments to be made pursuant to this Agreement.
Section 2.5   No Voting, Dividends or Interest; No Equity or Ownership Interest in Parent.
(a)   The CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable on the CVRs to any Holder.
(b)   The CVRs will not represent any equity or ownership interest in Parent, any constituent company to the Merger or any of their respective Affiliates.
Section 2.6   Ability to Abandon CVR. A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights in a CVR by transferring such CVR to Parent without consideration therefor, which a Holder may effect via delivery of a written notice of such abandonment to Parent. Nothing in this Agreement shall prohibit Parent or any of its Affiliates from offering to acquire or acquiring any CVRs for consideration from the Holders, in private transactions or otherwise, in its sole discretion. Any CVRs acquired by Parent or any of its Affiliates shall be automatically deemed extinguished and no longer outstanding, including for purposes of the definition of Acting Holders and ARTICLE 5 and Section 6.3.
ARTICLE 3
THE RIGHTS AGENT
Section 3.1   Certain Duties and Responsibilities.
(a)   The Rights Agent will not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent of its willful or intentional misconduct, bad faith or gross negligence.
(b)   Each Holder shall be deemed to have irrevocably appointed, authorized and directed the Rights Agent (including any successor in accordance with this ARTICLE 3) to act as the Rights Agent, and such Holder’s agent, representative, proxy and attorney-in-fact for the purpose of enforcing such Holder’s rights under this Agreement, and exercising, on behalf of all Holders, the rights and powers of the Holders hereunder and thereunder. Without limiting the generality of the foregoing, the Rights Agent shall have full power and authority, and is hereby directed, for and on behalf of the Holders, to take such action, and to exercise such rights, power and authority, as are authorized, delegated and granted to the Rights Agent hereunder in connection with the transactions contemplated hereby or to the extent directed to by the Acting Holders in writing. Parent and its Affiliates shall be entitled to rely solely on the Rights Agent as an authorized representative of the Holders with respect to any such matters concerning the Holders arising hereunder for which the Rights Agent is acting at the written direction of the Acting Holders.
(c)   The Rights Agent may in its discretion or upon the written request of the Acting Holders proceed to and shall be entitled and empowered to protect and enforce the rights of the Holders hereunder by such appropriate judicial proceedings as the Rights Agent shall deem most effectual to protect and enforce any such rights. The Rights Agent may only proceed to and shall be entitled and empowered to protect and enforce the rights herein for the benefit of and on behalf of all Holders to the extent directed to by the Acting Holders in writing; provided that the Rights Agent shall have the right to decline to follow any such direction if the Rights Agent, being advised by counsel in writing, shall determine that the action or proceeding so directed may not lawfully be taken or if the Rights Agent in good faith shall determine that the action or proceedings so directed would involve the Rights Agent in personal liability or if the Rights Agent in good faith shall so determine that the actions or forbearances specified in or pursuant to such direction would be unduly prejudicial to the interests of Holders not joining in the giving of said direction. No individual Holder shall be entitled to protect and enforce its rights or the rights of the Holders other than through the Rights Agent under the direction of the Acting Holders, as provided for in this Section 3.1.
Section 3.2   Certain Rights of Rights Agent.   The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations will be read into this Agreement against the Rights Agent. In addition:
(a)   the Rights Agent may rely and will be protected and held harmless by Parent in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document reasonably believed by the Rights Agent to be genuine and to have been signed or presented by the proper party or parties;
(b)   whenever the Rights Agent will deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Rights Agent may rely upon an Officer’s Certificate, which shall constitute full authorization and protection to the Rights Agent, and the Rights Agent shall, in the absence of bad faith, gross negligence or willful or intentional misconduct on its part, incur no liability and be held harmless by Parent for or in respect of any action taken, suffered or omitted to be taken by the Rights Agent under the provisions of this Agreement in reliance upon such Officer’s Certificate;
(c)   the Rights Agent may engage and consult with counsel of its selection and the written advice of such counsel or any written opinion of such counsel will be full and complete authorization and protection to the Rights Agent and the Rights Agent shall be held harmless by Parent in respect of any action taken, suffered or omitted by the Rights Agent hereunder in good faith and in reliance thereon and that does not constitute gross negligence or willful or intentional misconduct;
(d)   the permissive rights of the Rights Agent to do things enumerated in this Agreement will not be construed as a duty;
(e)   the Rights Agent will not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of the premises;
(f)   the Rights Agent shall not be liable for or by reason of, and shall be held harmless by Parent with respect to, any of the statements of fact or recitals contained in this Agreement or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by Parent only;
(g)   the Rights Agent will have no liability and shall be held harmless by Parent in respect of the validity of this Agreement or the execution and delivery hereof (except the due execution and delivery hereof by the Rights Agent and the enforceability of this Agreement against the Rights Agent, assuming the due execution and delivery hereof by Parent); nor shall the Rights Agent be responsible for any breach by Parent of any covenant or condition contained in this Agreement;
(h)   Parent shall indemnify Rights Agent for, and hold Rights Agent harmless against, any loss, claims, demands, suits, liability or expense arising out of or in connection with the Rights Agent’s duties under this Agreement, including the reasonable and documented out-of-pocket costs and expenses of defending the Rights Agent against any claims, charges, demands, suits or loss, unless such loss has been determined by a court of competent jurisdiction to be a result of Rights Agent’s gross negligence, bad faith or willful or intentional misconduct (and provided that Parent shall not be obliged to indemnify Rights Agent for, or hold Rights Agent harmless against, Taxes imposed on or measured by the Rights Agent’s net income and franchise or similar Taxes imposed on it in lieu of net income Taxes);
(i)   Parent shall (i) pay the reasonable and documented out-of-pocket fees and expenses of the Rights Agent in connection with this Agreement as set forth on Exhibit A attached hereto and (ii) reimburse the

Rights Agent for all Taxes and governmental charges, reasonable and documented out-of-pocket expenses incurred by the Rights Agent in the execution of this Agreement (other than Taxes imposed on or measured by the Rights Agent’s net income and franchise or similar Taxes imposed on it in lieu of net income Taxes), and for all necessary and documented out-of-pocket expenses paid or incurred by it in connection with the administration by the Rights Agent of its duties hereunder;
(j)   no provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights if there shall be reasonable grounds for believing that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to the Rights Agent; and
(k)   no Holder shall be obligated to indemnify the Rights Agent for, or hold the Rights Agent harmless against, any loss, liability, claim, demand, suit or expense arising out of or in connection with the Rights Agent’s duties under this Agreement or to pay or reimburse the Rights Agent for any fees, costs or expenses incurred by the Rights Agent in connection with this Agreement or the administration of its duties hereunder, and the Rights Agent shall not be entitled to deduct any amount from any Milestone Payment Amount in any circumstance except as provided in Section 2.4(d).
Section 3.3   Resignation and Removal; Appointment of Successor.
(a)   The Rights Agent may resign at any time by giving written notice thereof to Parent specifying a date when such resignation will take effect, which notice will be sent at least 60 days prior to the date so specified but in no event will such resignation become effective until a successor Rights Agent has been appointed. Parent has the right to remove the Rights Agent at any time by specifying a date when such removal will take effect but no such removal will become effective until a successor Rights Agent has been appointed. Notice of such removal will be given by Parent to Rights Agent, which notice will be sent at least 60 days prior to the date so specified.
(b)   If the Rights Agent provides notice of its intent to resign, is removed pursuant to Section 3.3(a) or becomes incapable of acting, Parent will as soon as is reasonably possible appoint a qualified successor Rights Agent who, unless otherwise consented to in writing by the Acting Holders, shall be a stock transfer agent of national reputation or the corporate trust department of a commercial bank. The successor Rights Agent so appointed will, forthwith upon its acceptance of such appointment in accordance with Section 3.4, become the successor Rights Agent.
(c)   Parent will transmit, or will cause to be transmitted, through the facilities of DTC in accordance with DTC’s procedures (in respect of CVRs registered in the name of Cede & Co. only) or by first class mail to the Holders at their addresses as they appear on the CVR Register, a notice of each resignation and each removal of a Rights Agent and each appointment of a successor Rights Agent. Each notice will include the name and address of the successor Rights Agent. If Parent fails to transmit or cause to be transmitted such notice within 10 days after acceptance of appointment by a successor Rights Agent in accordance with Section 3.4, the successor Rights Agent will cause the notice to be transmitted at the expense of Parent.
(d)   The Rights Agent will cooperate with Parent, at Parent’s expense, and any successor Rights Agent as reasonably requested in connection with the transition of the duties and responsibilities of the Rights Agent to the successor Rights Agent, including transferring the CVR Register to the successor Rights Agent.
Section 3.4   Acceptance of Appointment by Successor.   Every successor Rights Agent appointed pursuant to Section 3.3(b) will execute, acknowledge and deliver to Parent and to the retiring Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, will become vested with all the rights, powers, trusts and duties of the retiring Rights Agent hereunder. On request of Parent or the successor Rights Agent, the retiring Rights Agent will execute and deliver an instrument transferring to the successor Rights Agent all the rights, powers and trusts of the retiring Rights Agent hereunder.

ARTICLE 4
COVENANTS
Section 4.1   List of Holders.   Parent will furnish or cause to be furnished to the Rights Agent (a) in such form as Parent receives from the Company’s transfer agent or the Depositary (or other agent performing similar services for the Company with respect to the Shares (other than Excluded Shares, Shares represented by ADSs and Dissenting Shares) and ADSs, the names and addresses of the Holders (including the Eligible ADS Holders) of such securities within 30 Business Days after the Effective Time and (b) in the case of In-the-Money Company Options and Company RSUs not held on the Company’s transfer agent’s books and records, the name and address of the Holders who held any In-the-Money Company Options or Company RSUs as of the immediately prior to the Effective Time as set forth in the books and records of the Company at the Effective Time.
Section 4.2   Commercially Reasonable Efforts.
(a)   From the Effective Time until the earlier to occur of the date on which the Milestone is achieved and the Milestone Outside Date, Parent shall, and shall cause each of its Affiliates and any other applicable Payment Obligor to, use Commercially Reasonable Efforts to achieve the Milestone.
(b)   In the event that Parent desires to consummate a Change of Control after the Effective Time and prior to the Milestone Outside Date, Parent will cause the Person acquiring Parent in connection with such Change of Control to assume Parent’s obligations, duties and covenants under this Agreement, effective as of the effective time of such Change of Control and in an instrument supplemental hereto executed and delivered by such Person to the Rights Agent.
(c)   Subject to Section 4.2(b), Parent shall not, and shall cause its Affiliates (including the Surviving Company) not to, sell, assign, transfer or exclusively license all or substantially all of their rights to research, develop, manufacture, commercialize and otherwise exploit the Product to a third party prior to the Milestone Outside Date if the Milestone Payment Amounts remain unpaid, unless, as a condition to such sale, assignment, transfer or exclusive license, (i) such third party expressly and unconditionally assumes, by an assumption agreement, executed and delivered to the Rights Agent, all obligations of Parent, including any payment obligations, set forth in this Agreement with respect to the Milestone, including the obligation to pay such unpaid Milestone Payment Amounts if and when due hereunder and the obligations of Parent pursuant to Section 4.2(a) with respect to the Milestone, subject to and in accordance with the terms hereunder, and (ii) if such third party is not a Qualified Pharmaceutical Company, Parent shall remain liable to the extent such third party does not perform such obligations. Parent may assign any or all such rights or obligations to an Affiliate without executing an assumption agreement; provided, that if such Affiliate is not a Qualified Pharmaceutical Company, Parent shall remain liable to the extent such Affiliate does not perform such obligations. Parent shall provide the Rights Agent and the Holders (or cause the Rights Agent to provide to the Holders) prompt written notice of any such sale, assignment, transfer or exclusive license (provided that, written notice shall not be required in the event of any such sale, assignment, transfer or exclusive license to an Affiliate of Parent) and shall provide the Rights Agent with a duly executed copy of the assumption agreement executed by the applicable third party.
ARTICLE 5
AMENDMENTS
Section 5.1   Amendments without Consent of Holders.
(a)   Without the consent of any Holders or the Rights Agent, Parent, at any time and from time to time, may enter into one or more amendments hereto, for any of the following purposes:
(i)   to evidence the succession of another Person to Parent and the assumption by any such successor of the covenants of Parent herein as provided in Section 6.3;
(ii)   to add to the covenants of Parent such further covenants, restrictions, conditions or provisions as Parent and the Rights Agent will consider to be for the protection or benefit of the Holders; provided that, in each case, such provisions do not adversely affect the interests of the Holders;

(iii)   to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement; provided that, in each case, such provisions do not adversely affect the interests of the Holders;
(iv)   as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act or the Exchange Act or any securities or “blue sky” laws of any state or other jurisdiction;
(v)   to evidence the succession of another Person as a successor Rights Agent and the assumption by any such successor of the covenants and obligations of the Rights Agent herein in accordance with Section 3.3 or Section 3.4; or
(vi)   any other amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, unless such addition, elimination or change is adverse to the interests of the Holders.
(b)   Without the consent of any Holders, Parent and the Rights Agent, at any time and from time to time, may enter into one or more amendments hereto, to reduce the number of CVRs in the event any Holder agrees to renounce such Holder’s rights under this Agreement in accordance with Section 6.4 or transfer of CVRs to Parent pursuant to Section 2.6.
(c)   Promptly after the execution and delivery by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.1, Parent will transmit a notice thereof through the facilities of DTC in accordance with DTC’s procedures (in respect of CVRs registered in the name of Cede & Co. only) or by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth such amendment.
Section 5.2   Amendments with Consent of Holders.
(a)   Subject to Section 5.1 (which amendments pursuant to Section 5.1 may be made without the consent of the Holders), with the consent of the Acting Holders, whether evidenced in writing or taken at a meeting of the Holders, Parent and the Rights Agent may enter into one or more amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, even if such addition, elimination or change is adverse to the interest of the Holders.
(b)   Promptly after the execution and delivery by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, Parent will transmit (or cause the Rights Agent to transmit) a notice thereof through the facilities of DTC in accordance with DTC’s procedures (in respect of CVRs registered in the name of Cede & Co. only) or by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth such amendment.
Section 5.3   Execution of Amendments.   In executing any amendment permitted by this ARTICLE 5, the Rights Agent will be entitled to receive, and will be fully protected in relying upon, an opinion of counsel selected by Parent stating that the execution of such amendment is authorized or permitted by this Agreement. The Rights Agent may, but is not obligated to, enter into any such amendment that affects the Rights Agent’s own rights, privileges, covenants or duties under this Agreement or otherwise.
Section 5.4   Effect of Amendments.   Upon the execution of any amendment under this ARTICLE 5, this Agreement will be modified in accordance therewith, such amendment will form a part of this Agreement for all purposes and every Holder will be bound thereby.
ARTICLE 6
OTHER PROVISIONS OF GENERAL APPLICATION
Section 6.1   Notices to Rights Agent and Parent.   All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given when delivered in person or sent by courier or sent by registered post or sent by electronic mail to the intended recipient thereof at its address or at its email address set out below (or to such other address or email address as a party may from time to time notify the other parties). Any such notice, request, claim, demand and other communication shall be deemed to have been duly served (a) if given personally or sent by courier, upon delivery during normal business hours at the location of delivery or, if later, then on the next Business Day after the day of delivery; (b) if sent by electronic mail during normal business hours at the location of delivery, immediately, or, if later, then on the next Business Day after the day of delivery (provided that no “bounce back” or similar message of non-delivery is received with respect thereto); (c) the third Business Day following the day sent by reputable international overnight courier (with written confirmation of receipt), and (d) if sent by registered post, five days after posting; provided that in each case the notice or other communication is sent to the physical address or email address set forth beneath the name of such party below (or to such other physical address or email address as such party shall have specified in a written notice given to the other party):
if to the Rights Agent, to it at:
[•]
[Address]
Attention: [•]
Email: [•]
with a copy (which shall not constitute notice) to:
[•]
[Address]
Attention: [•]
Email: [•]
if to Parent, to it at:
AstraZeneca Treasury Limited
1800 Concord Pike
Wilmington, Delaware 19850
Attention: Kevin Durning, North America CFO
Email:
[*****]

with a copy (which shall not constitute notice) to:
Attention:
Deputy General Counsel, Corporate

Email:
[*****]

with a copy (which shall not constitute notice) to:
Freshfields Bruckhaus Deringer US LLP
601 Lexington Avenue, 31st Floor
New York, NY 10022
Attention:
Sebastian L. Fain
Zheng Zhou

Email:
sebastian.fain@freshfields.com
zheng.zhou@freshfields.com

Section 6.2   Notice to Holders.   Where this Agreement provides for notice to Holders, such notice will be sufficiently given (unless otherwise herein expressly provided) if in writing and transmitted through the facilities of DTC in accordance with DTC’s procedures (in respect of CVRs registered in the name of Cede & Co. only) or mailed, first-class postage prepaid, to each Holder affected by such event, at the Holder’s address as it appears in the CVR Register, not later than the latest date, and not earlier than the earliest date, if any, prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder will affect the sufficiency of such notice with respect to other Holders.
Section 6.3   Parent Successors and Assigns.   Parent may assign any or all of its rights, interests and obligations hereunder to (a) in its sole discretion and without the consent of any other party, any Affiliate of Parent, but only for so long as it remains an Affiliate of Parent, or (b) except for assignments complying with Section 4.2(c) (for which the foregoing consent shall not be required), with the prior written consent of the

Acting Holders, any other Person (any permitted assignee under clause (a) or (b), an “Assignee”), in each case, provided that the Assignee agrees in a writing reasonably acceptable to the Rights Agent that is delivered to the Rights Agent to assume and be bound by all of the terms of this Agreement. Any Assignee may thereafter assign any or all of its rights, interests and obligations hereunder in the same manner as Parent pursuant to the prior sentence. In connection with any assignment to an Assignee described in clause (a) above in this Section 6.3, Parent (or the other applicable assignor) shall agree to remain liable for the performance by each Assignee (and such other assignor, if applicable) of all obligations of Parent hereunder, with such Assignee substituted for Parent under this Agreement. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, Parent’s successors and each Assignee. Each of Parent’s successors and Assignees shall expressly assume by an instrument supplemental hereto, executed and delivered to the Rights Agent, the due and punctual payment of all Milestone Payment Amounts and the due and punctual performance and observance of all of the covenants and obligations of this Agreement to be performed or observed by Parent. The Rights Agent may not assign this Agreement without Parent’s prior written consent. Any attempted assignment of this Agreement or any such rights in violation of this Section 6.3 shall be void and of no effect.
Section 6.4   Benefits of Agreement.   Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Rights Agent, Parent, Parent’s successors and Assignees, the Holders and the Holders’ successors and assigns pursuant to a Permitted Transfer) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. The rights of Holders and their successors and assigns pursuant to Permitted Transfers are limited to those expressly provided in this Agreement and the Merger Agreement. Notwithstanding anything to the contrary contained herein, any Holder or Holder’s successor or assign pursuant to a Permitted Transfer may agree to renounce, in whole or in part, its rights under this Agreement by written notice to the Rights Agent and Parent, which notice, if given, shall be irrevocable. Except for the rights of the Rights Agent set forth herein, the Acting Holders will have the sole right, on behalf of all Holders, by virtue of or under any provision of this Agreement, to institute any action or proceeding with respect to this Agreement, and no individual Holder or other group of Holders will be entitled to exercise such rights. Reasonable expenditures incurred by such Acting Holders in connection with any enforcement action hereunder may be deducted from any damages or settlement obtained prior to the distribution of any remainder to Holders generally. The Acting Holders acting pursuant to this Section 6.4 on behalf of all Holders shall have no liability to any other Holders for such actions.
Section 6.5   Applicable Laws; Jurisdiction.
(a)   This Agreement and the CVRs shall be interpreted, construed and governed by and in accordance with the Laws of the State of Delaware without regard to the conflicts of law principles thereof that would subject such matter to the Laws of another jurisdiction. Each of the parties hereto irrevocably and unconditionally agrees that any legal action or proceeding with respect to this Agreement, the CVRS and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement, the CVRs and the rights and obligations arising hereunder brought by the another party or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, solely if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably and unconditionally submits with regard to any such action or proceeding for itself and in respect of its property to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or the CVRs in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement or the CVRs, (i) any claim that it is not personally subject to the jurisdiction of the above named courts, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. To the fullest extent permitted by applicable law, each of the parties hereto hereby consents to the service of process in accordance with Section 6.1 and Section 6.2; provided, that nothing herein shall affect the right of any party to serve legal process in any other manner permitted by applicable law.
(b)   EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER OR RELATING TO THIS AGREEMENT OR THE CVRS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE CVRS OR THE OTHER TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 6.5(B).
Section 6.6   Severability.   If any term or other provision of this Agreement is found by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that the CVRs are fulfilled to the fullest extent possible.
Section 6.7   Entire Agreement; Counterparts.   This Agreement, the Merger Agreement and the other agreements, exhibits, annexes and schedules referred to herein and therein constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties, with respect to the subject matter hereof and thereof. If and to the extent any provision of this Agreement is inconsistent or conflicts with the Merger Agreement, (a) this Agreement shall govern and be controlling with respect to the CVR matters only, and (b) the Merger Agreement shall govern and be controlling with respect to all matters unrelated to CVRs. This Agreement may be executed manually or electronically in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by email (in PDF format) shall be sufficient to bind the parties to the terms and conditions of this Agreement.
Section 6.8   Termination.   This Agreement will be terminated and be of no force or effect, the parties hereto will have no liability hereunder (other than with respect to monies due and owing by Parent to Rights Agent), and no payments will be required to be made, upon the earliest to occur of (a) the mailing by the Rights Agent to the address of each Holder as reflected in the CVR Register (or payment by wire transfer, as applicable) the full amount of all Milestone Payment Amounts required to be paid under the terms of this Agreement, and (b) the delivery of a written notice of termination duly executed by Parent and the Acting Holders, except that this Section 6.8 and Section 6.10 will each survive the termination of this Agreement and shall remain in full force and effect in accordance with their respective terms. Notwithstanding anything in this Agreement to the contrary, no termination of this Agreement will relieve any party hereto of any liability for any breach of this Agreement occurring prior to such termination.
Section 6.9   Payments on Next Business Day.   In the event that a Milestone Payment Date or any other date by which any payment in respect of the CVRs shall be required to be made hereunder shall not be a Business Day, then, notwithstanding any provision of this Agreement to the contrary, any payment required to be made in respect of the CVRs on such date need not be made on such date, but may be made on the next Business Day thereafter with the same force and effect as if made on the applicable Milestone Payment Date or other required date, as the case may be.

Section 6.10   Confidentiality.   The Rights Agent agrees that all books, records, information and data pertaining to the business of Parent or its Affiliates, including inter alia, personal, non-public Holder information, which are exchanged or received pursuant to the negotiation or the carrying out of this Agreement shall not be used by the Rights Agent for any purpose other than carrying out its duties under this Agreement and shall not be voluntarily disclosed by the Rights Agent to any other Person, including any Holder, except as may be required by a valid order of any Governmental Entity of competent jurisdiction or is otherwise required by applicable law, the rules and regulations of the Securities and Exchange Commission or any stock exchange on which the securities of the Rights Agent are listed, or pursuant to subpoenas from state or federal Governmental Bodies (subject to (x) the Rights Agent notifying, to the extent practicable, Parent of such potential disclosure reasonably in advance of such disclosure (other than disclosure by Rights Agent for stockholder records pursuant to standard subpoenas from state or federal government authorities (e.g., divorce and criminal actions)), (y) cooperating with Parent, at Parent’s expense, in any effort to restrict disclosure of such book, records, information or data and (z) the Rights Agent only disclosing such books, records, information or data that is required to be so disclosed by such valid order, such applicable law, rule or regulation of the Securities and Exchange Commission or any stock exchange on which the securities of the Rights Agent are listed or such subpoena).
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IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed as of the day and year first above written.
ASTRAZENECA
TREASURY LIMITED
By:

Name:
Title :
[RIGHTS AGENT]
By:

Name:
Title:
Signature Page to Contingent Value Rights Agreement

Exhibit A
Fee Schedule
[Rights Agent to provide]

Annex E
VOTING AND SUPPORT AGREEMENT
THIS VOTING AND SUPPORT AGREEMENT (this “Agreement”) is made and entered into as of December 23, 2023, by and between AstraZeneca Treasury Limited, a private limited company incorporated under the laws of England and Wales (“Parent”), and the undersigned holder (the “Shareholder”) of ordinary shares of Gracell Biotechnologies Inc., an exempted company with limited liability incorporated under the Laws of the Cayman Islands (the “Company”). Capitalized terms used herein and not defined shall have the meanings ascribed to them in the Agreement and Plan of Merger, dated as of December 23, 2023, by and among Parent, Grey Wolf Merger Sub, an exempted company with limited liability incorporated under the Laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company (as such agreement may be subsequently amended or modified, the “Merger Agreement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement.
WHEREAS, Parent, Merger Sub and the Company have entered into the Merger Agreement, providing for, among other things, the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent, upon the terms and subject to the conditions set forth in the Merger Agreement;
WHEREAS, the Shareholder beneficially owns (as defined in Rule 13d-3 under the Exchange Act), as of the date of this Agreement, the number of ordinary shares, par value $0.0001 per share, of the Company (the “Company Shares”) (including the Company Shares represented by ADSs), and holds other rights to acquire beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of the number of Company Shares indicated opposite the Shareholder’s name on Schedule 1 attached hereto;
WHEREAS, the Board of Directors has approved, including for purposes of any applicable anti-takeover laws and regulations, and any applicable provision of the Company’s Memorandum and Articles of Association, the Transactions; and
WHEREAS, as a condition and material inducement to the willingness of Parent and Merger Sub to enter into the Merger Agreement, Parent has required that the Shareholder, and the Shareholder has agreed to, enter into and perform this Agreement and vote the Shareholder’s Company Shares (including the Company Shares represented by ADSs) and any New Shares (as defined below in Section 3) (collectively, the “Subject Shares”) in accordance with the terms of this Agreement.
NOW, THEREFORE, in consideration of the foregoing and of the representations, warranties, covenants and agreements set forth herein and in the Merger Agreement, and intending to be legally bound hereby, the Shareholder and Parent agree as follows:
Section 1   Agreement to Vote the Subject Shares.   The Shareholder hereby irrevocably and unconditionally agrees that, during the period commencing on (and including) the date of this Agreement and ending on (and including) the Expiration Date (as defined below) (the “Support Period”), at any meeting of the shareholders of the Company however called or any adjournment or postponement thereof, or in any other circumstance or action proposed to be taken in which the vote or other approval of the shareholders of the Company is sought, with respect to the Merger Agreement, the Merger, the Plan of Merger or any Acquisition Proposal, the Shareholder shall:
(a)   if a meeting is held, appear at such meeting or otherwise cause all of the Subject Shares to be counted as present at such meeting for purposes of calculating a quorum; and
(b)   vote (or cause to be voted) with respect to all of the Shareholder’s Subject Shares: (i) in favor of the approval and authorization of the Merger Agreement, the Plan of Merger and the Transactions as to which shareholders of the Company are called upon to vote or consent in favor of any matter that would be reasonably expected to facilitate the consummation of the Merger, including any proposal to adjourn or postpone a meeting of the shareholders of the Company to a later date if there are not sufficient votes at the time of the meeting to approval and authorization the Merger Agreement, the Plan of Merger or the Transactions; (ii) against any action, proposal, transaction or agreement (including any amendment, waiver, release from or non-enforcement of any agreement) that would reasonably be expected to

(A) result in any of the conditions to the Merger under the Merger Agreement not being fulfilled before the End Date or (B) result in a breach of any representation, warranty, covenant, agreement or other obligation of such Shareholder under this Agreement or the Company under the Merger Agreement; (iii) against any Acquisition Proposal or any action, agreement, transaction or other matter that is intended to (to the actual knowledge of the Shareholder), or would reasonably be expected to, impede, interfere with, delay, postpone, prevent, discourage or materially and adversely affect the consummation of the Merger and the other Transactions; and (iv) against any change in or to the Board of Directors that is not recommended or approved by the Board of Directors, or any change in or to the present capitalization, corporate structure or Memorandum and Articles of Association of the Company that is not consented to by Parent. During the Support Period, the Shareholder shall not propose, take, commit or agree to take any action inconsistent with the foregoing in this Section 1. The Shareholder shall retain at all times the right to vote all of the Subject Shares in the Shareholder’s sole discretion, and without any other limitation, on any matters other than those set forth in this Section 1 that are at any time or from time to time presented for consideration to the Company’s shareholders generally.
Section 2   Expiration Date.   As used in this Agreement, the term “Expiration Date” shall mean the earliest to occur of (a) the Effective Time, (b) such date and time as the Merger Agreement shall be validly terminated pursuant to Article VIII thereof, (c) the mutual written agreement of the parties to terminate this Agreement, or (d) any material modification or amendment of the Merger Agreement (including any exhibits, annexes or schedules thereto, or any agreement contemplated thereby, including the CVR Agreement), without the prior written consent of the Shareholder, that, in each case, (x) results in a decrease in the amount or changes the form of consideration (including any change in the allocation of the form of consideration) payable to the Shareholder pursuant to the terms of the Merger Agreement (including any exhibits or schedules thereto, such as the CVR Agreement) as in effect on the date hereof (other than a change in form from CVRs to cash where the price payable in cash is not less than the Milestone Payment (as defined in the CVR Agreement), (y) is otherwise adverse in any material respect to the Shareholder or (z) extends the End Date past June 23, 2024 (other than any extension provided for in Section 8.1(b)(ii) of the Merger Agreement).
Section 3   Additional Purchases.   The Shareholder agrees that any Company Shares (including Company Shares represented by ADSs) or other share capital of the Company that the Shareholder purchases or with respect to which the Shareholder otherwise acquires beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) during the Support Period, including by the exercise of a Company Option, Company Warrant or the settlement of a Company RSU (collectively, the “New Shares”) shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Subject Shares as of the date hereof, and the representation and warranties in Section 5 shall be true and correct as of the date that beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of such New Shares is first acquired. Notwithstanding anything in this Agreement to the contrary, nothing herein shall require the Shareholder to exercise any Company Equity Award or require the Shareholder to purchase any Company Shares, and nothing herein shall prohibit the Shareholder from exercising any Company Equity Award held by the Shareholder.
Section 4   Agreement to Retain the Subject Shares and Other Covenants.
(a)   During the Support Period, the Shareholder shall not Transfer (as defined below in Section 4(c)) (or agree to Transfer or cause or permit the Transfer of) any of the Subject Shares.
(b)   Section 4(a) above shall not prohibit or otherwise restrict a Transfer of Subject Shares by the Shareholder: (i) by using already-owned Shares (or effecting a “net exercise” of a Company Option or a “net settlement” of a Company RSU) either to pay the exercise price upon the exercise of a Company Option or to satisfy the Shareholder’s tax withholding obligation upon the exercise of a Company Option or settlement of a Company RSU, in each case as permitted pursuant to the terms of any of the Company Share Plans, (ii) transferring all or a portion of the Subject Shares to any Affiliate, partner, member or equityholder of the Shareholder or by operation of law or (x) if the Shareholder is an investment fund, to any other investment fund managed by the same manager, managing member, general partner or management company or by an entity controlling, controlled by or under common control with such manager, managing member, general partner or management company or (y) if the Shareholder is an individual, to any immediate family members, a trust established for the benefit of the Shareholder and/or for the benefit of one or more members of the Shareholder’s immediate family or charitable organizations, including a donor-advised fund, for estate planning purposes or upon the death of the Shareholder; provided that, as a condition to any such Transfer pursuant to the foregoing clauses (i) and (ii), the recipient agrees to be bound by this Agreement by executing and delivering to Parent a joinder to this Agreement, in a form reasonably acceptable to Parent as soon as practicable after such Transfer, or (iii) with Parent’s prior written consent (such exceptions set forth in clauses (i) through (iii), collectively, “Permitted Transfers”). Any Transfer (other than a Permitted Transfer), or purported Transfer (other than a Permitted Transfer), of any of the Subject Shares in breach or violation of this Agreement shall be void and of no force or effect.
(c)   For the purposes of this Agreement, a Person shall be deemed to have effected a “Transfer” of a Subject Share if such Person, directly or indirectly, (i) sells, pledges, encumbers, hypothecates, assigns, grants an option with respect to (or otherwise enters into a hedging arrangement with respect to), transfers, tenders or disposes (by merger, by testamentary disposition, by the creation of any Lien (other than as contained herein), by operation of law, by dividend or distribution or otherwise) of such Subject Share or any interest in or beneficial ownership of such Subject Share, (ii) deposits any Subject Shares into a voting trust or enters into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, or (iii) offers, consents, agrees or commits (whether or not in writing) to take any of the actions referred to in the foregoing clause (i) or (ii).
(d)   The Shareholder shall use commercially reasonable efforts to take, or cause to be taken, all reasonable actions, and to do, or cause to be done, all things reasonably necessary to fulfill the Shareholder’s obligations under this Agreement, including attending, if applicable, any meeting of the shareholders of the Company or any adjournment or postponement thereof (or executing valid and effective proxies to any other attending participant of such meeting in lieu of attending such meeting or any adjournment or postponement thereof).
(e)   Subject to Section 7 below, at all times during the period commencing on the date hereof and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 12 and the Effective Time, the Shareholder shall not, shall cause its directors and officers to not, and shall direct its other Representatives to not, directly or indirectly, take any action or omit to take any action that the Company is not permitted to take or omit to take pursuant to clauses (A) through (E) and clause (G) of Section 6.3(a)(i) of the Merger Agreement, or approve, authorize, agree or publicly announce any intention to do any of the foregoing. Nothing in this Section 4(e) shall prohibit the Shareholder or its Representatives from informing any Person of the existence of the provisions contained in this Section 4(e). The Shareholder acknowledges that any violation of the restrictions set forth in this Section 4(e) by its Representatives acting on behalf of the Shareholder shall be deemed to be a breach by the Shareholder.
Section 5   Representations and Warranties of the Shareholder.   The Shareholder hereby represents and warrants to Parent as of the date hereof as follows:
(a)   The Shareholder is a natural person or a legal entity duly organized or incorporated and validly existing and in good standing under the laws of its jurisdiction of organization or incorporation. The Shareholder has the full power and authority to execute and deliver this Agreement and to perform the Shareholder’s obligations hereunder and no other proceedings or actions on the part of the Shareholder are necessary to authorize the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.
(b)   This Agreement has been duly executed and delivered by or on behalf of the Shareholder and constitutes a valid and binding agreement with respect to the Shareholder, enforceable against the Shareholder in accordance with its terms, subject to the Bankruptcy and Equity Exception.
(c)   The Shareholder is the record, legal and beneficial owner of the number of the Subject Shares and the other rights to acquire (whether currently, upon lapse of time, following the satisfaction of any condition, upon the occurrence of any event or any combination of the foregoing) beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of the number of Company Shares (including Company Shares represented by ADSs), in each case indicated opposite the Shareholder’s name on Schedule 1, which constitute all of the securities of the Company owned of record or beneficially by the

Shareholder or its Affiliates on the date hereof. The Shareholder does not beneficially own any Company Shares that it does not hold of record or own any Company Shares through its Affiliates. The Subject Shares are now, and at all times during the Support Period will be, held by the Shareholder (or a nominee or custodian for its benefit or a transferee pursuant to a Permitted Transfer), free and clear of any Liens (other than as contained herein). The Shareholder has sole, and otherwise unrestricted, voting power with respect to such Subject Shares, and none of the Subject Shares are subject to any voting trust or other agreement, arrangement, or restriction with respect to the voting of the Subject Shares, except as contemplated by this Agreement.
(d)   The execution and delivery of this Agreement by the Shareholder does not, and the performance by the Shareholder of its obligations hereunder and the compliance by the Shareholder with any provisions hereof will not, violate or conflict with, result in a material breach of or constitute a default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Lien (other than as contained herein) on any of the Subject Shares pursuant to, any agreement, instrument, note, bond, mortgage, contract, lease, license, permit or other obligation or any order, arbitration award, judgment or decree to which the Shareholder is a party or by which the Shareholder is bound, or, to the Shareholder’s knowledge, any law, statute, rule or regulation to which the Shareholder is subject or any bylaw or other organizational document of the Shareholder.
(e)   The execution and delivery of this Agreement by the Shareholder does not, and the performance of this Agreement by the Shareholder does not and will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority by the Shareholder except for applicable requirements, if any, of the Exchange Act.
(f)   As of the date hereof, there is no Legal Proceeding pending or, to the knowledge of the Shareholder, threatened against the Shareholder before or by any Governmental Authority that would reasonably be expected to impair or delay the ability of the Shareholder to perform its obligations under this Agreement.
(g)   No broker, investment banker, financial advisor, finder, agent or other Person is entitled to any broker’s, finder’s, financial adviser’s or other similar fee or commission from the Company other than as disclosed in the Merger Agreement in connection with this Agreement based upon arrangements made by or on behalf of the Shareholder in his, her or its capacity as a shareholder of the Company.
(h)   The Shareholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon the Shareholder’s execution and delivery of this Agreement.
Section 6   Waiver of Actions and Appraisal Rights.   The Shareholder agrees that the Shareholder will not, in the Shareholder’s capacity as a shareholder of the Company, bring, commence, institute, maintain, prosecute or voluntarily aid any action (a) which (i) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement or the Merger Agreement or (ii) alleges that the execution and delivery of this Agreement by the Shareholder, either alone or together with any of the other agreements and proxies to be delivered in connection with the execution of the Merger Agreement, or the approval of the Merger Agreement by the Board of Directors, breaches any fiduciary duty of the Board of Directors or any member thereof, (b) with respect to any disclosure to the shareholders of the Company in connection with this Agreement or the Merger Agreement or the transactions contemplated hereby or thereby, or (c) against Parent, Merger Sub or their respective Representatives in connection with this Agreement or the Merger Agreement or the transactions contemplated hereby or thereby. During the term of this Agreement, the Shareholder hereby irrevocably and unconditionally waives, and agrees not to exercise or assert, on its own behalf or on behalf of any other holder of Subject Shares, any rights of appraisal, any dissenters’ rights or any similar rights relating to the Merger (including any rights under Section 238 of the CICA) that the Shareholder may have by virtue of, or with respect to, any Subject Shares beneficially owned by the Shareholder.
Section 7   No Limitation on Discretion as Director or Fiduciary.   Notwithstanding anything herein to the contrary, the covenants and agreements set forth herein shall not prevent the Shareholder or any representative of the Shareholder, (a) if the Shareholder or such representative is serving on the Board of Directors or is a director or officer of the Company, from exercising his or her duties and obligations as a director or officer of the Company or otherwise taking any action, subject to the applicable provisions of the Merger Agreement, while acting in such capacity as a director or officer of the Company, or (b) if the Shareholder or such representative is serving as a trustee or fiduciary of any ERISA plan or trust, from exercising his or her duties and obligations as a trustee or fiduciary of such ERISA plan or trust. The Shareholder is executing this Agreement solely in its capacity as a shareholder of the Company.
Section 8   Specific Enforcement.   The parties hereto hereby agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the parties hereto acknowledge and hereby agree that in the event of any breach by either party hereto of any of its respective covenants or obligations set forth in this Agreement, the other party shall be entitled (without proof of actual damages or otherwise or posting or securing any bond or other security), in addition to any other remedy to which it is entitled to under law or equity, to an injunction or injunctions to prevent or restrain breaches of this Agreement, by the other party (as applicable), and to specifically enforce the terms and provisions of this Agreement to prevent breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement. Each party hereto hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches of this Agreement by such party, and to specifically enforce the terms and provisions of this Agreement to prevent breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement. Any party’s pursuit of any injunction or specific performance at any time shall not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such party may be entitled.
Section 9   Further Assurances.   The Shareholder shall, from time to time and without additional consideration, execute and deliver, or cause to be executed and delivered such additional or further consents, documents and other instruments as Parent may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement.
Section 10   Notice.   All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder if they are, in accordance with the methods set forth in Section 9.4 of the Merger Agreement: (a) delivered to Parent at the address set forth in Section 9.4 of the Merger Agreement or (b) delivered to the Shareholder at its address set forth on the Shareholder’s signature page to this Agreement (or, in each case, to such other recipient or address as designated in a written notice to the Shareholder or Parent, as applicable, in accordance with this Section 10).
Section 11   No Survival of Representations, Warranties and Agreements.   All representations, warranties, covenants and agreements in this Agreement, and all rights and remedies with respect thereto, shall not survive the Expiration Date.
Section 12   Termination.   This Agreement shall automatically terminate and become void and of no further effort or effect on the Expiration Date; provided, that (i) this Section 12 and the applicable definitional and interpretive provisions of Section 14 through Section 19, Section 21, Section 22, Section 24 and Section 25 shall survive such termination and (ii) no such termination shall relieve or release the Shareholder from any obligations or liabilities arising out of its breach of this Agreement prior to its termination.
Section 13   Disclosure.   The Shareholder shall permit the Company, Parent and Merger Sub to disclose in all documents and schedules filed with the SEC and the Registrar of Companies pursuant to the CICA that Company or Parent, as applicable, determines to be necessary in connection with the Merger and any transaction contemplated by the Merger Agreement, the Shareholder’s identity and ownership of the Subject Shares and the nature of the Shareholder’s commitments, arrangements and understandings under this Agreement; provided, that the Shareholder shall have a reasonable opportunity to review and comment on such disclosure prior to any such filing. None of the information relating to the Shareholder provided by or on behalf of the Shareholder in writing for inclusion in such documents and schedules filed with the SEC or the Registrar of Companies will, at the respective times that such documents and schedules are filed with the SEC or Registrar of Companies or are first mailed, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Shareholder shall promptly notify Parent if it becomes aware of any required corrections with respect to any information provided by or on behalf of the Shareholder for inclusion in any such disclosure document if and to the extent that the Shareholder becomes aware that any such information shall have become untrue or misleading in any material respect. The Shareholder shall not make any press release, public announcement or other communication with respect to this Agreement and the Merger Agreement and the transactions contemplated hereby and thereby, without the prior written consent of the Company and Parent, except (a) as required by applicable federal securities law (including the filing of a Schedule 13D with the SEC which may include this Agreement as an exhibit thereto), in which case the Company and Parent shall have a reasonable opportunity to review and comment on such communication, and (b) for any such communication that is materially consistent with previous public announcements by the Company or Parent.
Section 14   Severability.   In the event that any term or other provision of this Agreement, or the application thereof, is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be effected as originally contemplated to the fullest extent possible.
Section 15   Assignment.   No party may assign (by operation of law or otherwise) either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other party, except that Parent may assign, in its sole discretion, any and all of its rights, interests and obligations under this Agreement to any Affiliate of Parent, but no such assignment shall relieve the assigning party of its obligations under this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any purported assignment in violation of this Agreement shall be void ab initio.
Section 16    No Waivers.   No waivers of any breach of this Agreement extended by Parent to the Shareholder shall be construed as a waiver of any rights or remedies of Parent with respect to any other shareholder of the Company who has executed an agreement substantially in the form of this Agreement with respect to the Company Shares held or subsequently held by such other shareholder or with respect to any subsequent breach of the Shareholder or any other shareholder of the Company. No waiver of any provisions hereof by either party hereto shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.
Section 17   Governing Law.   This Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the State of Delaware without regard to the conflicts of law principles thereof that would subject such matter to the Laws of another jurisdiction, except that the following matters arising out of or relating to this Agreement shall be exclusively interpreted, construed and governed by and in accordance with the Laws of the Cayman Islands, in respect of which the parties hereto hereby irrevocably submit to the exclusive jurisdiction of the courts of the Cayman Islands: (a) the Merger; (b) the vesting of the undertaking, property and liabilities of each of the Company and Merger Sub in the Surviving Company; (c) the cancellation of the Subject Shares (including Shares represented by ADSs); (d) the fiduciary or other duties of the Board of Directors and the sole director of Merger Sub; (e) the general rights of the respective shareholders of the Company and Merger Sub, including the rights provided for in Section 238 of the CICA with respect to any Dissenting Shares; and (f) the internal corporate affairs of the Company and Merger Sub.
Section 18   Jurisdiction and Venue.   Except as set forth in Section 17, each of the parties irrevocably and unconditionally agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the another party or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, solely if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereby irrevocably and unconditionally submits with regard to any such action or proceeding for itself and in respect of its property to the personal jurisdiction of the aforesaid courts and agrees that, except as set forth in Section 17, it will not bring any action relating to this Agreement or any of the Transactions (including the Merger) in any court other than the aforesaid courts. Each of the parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. To the fullest extent permitted by applicable Law, each of the parties hereto hereby consents to the service of process in accordance with Section 18; provided, that nothing herein shall affect the right of any party to serve legal process in any other manner permitted by applicable Law.
Section 19   WAIVER OF JURY TRIAL.   EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 19.
Section 20   No Agreement Until Executed.   Irrespective of negotiations among the parties hereto or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Board of Directors has approved, for purposes of any applicable anti-takeover laws and regulations, and any applicable provision of the Memorandum and Articles of Association of the Company, the transactions contemplated by the Merger Agreement, (b) the Merger Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.
Section 21   Certain Events.   Notwithstanding anything in this Agreement to the contrary, if, at any time occurring on or after the date hereof and prior to the Effective Time, any change in the outstanding equity interests of the Company shall occur as a result of any reorganization, reclassification, recapitalization, share subdivision or consolidation, exchange or readjustment of shares, or any share dividend or share distribution (including any dividend or other distribution of securities convertible into Company Shares) with a record date during such period, the type and number of the Subject Shares subject to this Agreement shall be adjusted appropriately, and this Agreement and the obligations hereunder shall automatically attach to any New Shares or other securities issued to or acquired by the Shareholder.
Section 22   Entire Agreement; Amendment.   This Agreement (including the schedule hereto) and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.
Section 23   Counterparts; Effectiveness; PDF Signature.   This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or other electronic transmission, including by e-mail attachment and DocuSign, shall be effective as delivery of a manually executed counterpart of this Agreement.
Section 24   Expenses.   Except as otherwise expressly provided in this Agreement, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party or parties, as applicable, incurring such expenses whether or not the Transactions contemplated hereby are consummated.

Section 25   Construction.
(a)   Unless otherwise indicated, all references herein to Sections or Schedules, shall be deemed to refer to Sections or Schedules of or to this Agreement, as applicable, and all references herein to “paragraphs” or “clauses” shall be deemed references to separate paragraphs or clauses of the section or subsection in which the reference occurs. The words “hereof,” “herein,” “hereby,” “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement.
(b)   Unless otherwise indicated, the words “include,” “includes” and “including,” when used herein, shall not be limiting and shall be deemed in each case to be followed by the words “without limitation.”
(c)   The words “or” or “either”, when used herein, shall not be exclusive.
(d)   Unless otherwise indicated, all references herein to the subsidiaries of a Person shall be deemed to include all direct and indirect subsidiaries of such Person unless otherwise indicated or the context otherwise requires.
(e)   If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb).
(f)    Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa.
(g)   When used herein, the word “extent” and the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such word or phrase shall not simply mean “if.”
(h)   The headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.
(i)    References to “$” and “dollars” are to the currency of the United States of America.
(j)   ”Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.
(k)   Except as otherwise specified, (i) references to any statute or law shall be deemed to refer to such statute or law as amended from time to time and to any rules or regulations promulgated thereunder, (ii) references to any Person include the successors and permitted assigns of that Person, and (iii) references from or through any date mean from and including or through and including, respectively.
(l)    Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day. Unless otherwise specified in this Agreement, when calculating the period of time within which, or following which, any action is to be taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded.
(m)   Where used with respect to information, the phrases “delivered” to a party hereto means that the information referred to has been physically or electronically delivered to the relevant parties or their respective Representatives.
(n)   The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.
[Signature Pages Follow]

IN WITNESS WHEREOF, each party hereto has duly executed and delivered this Agreement, all as of the date first above written.
[SHAREHOLDER]
By:

Name:
Title:
E-mail:
Address:

IN WITNESS WHEREOF, each party hereto has duly executed and delivered this Agreement, all as of the date first above written.
[PARENT]
By:

Name:
Title:

Schedule 1
Shareholder (Name): [•]
Shares	Company Options	Company Warrants	Company RSUs
	—	—	—

Annex F
COMPANIES ACT (REVISED) OF THE CAYMAN ISLANDS — SECTION 238
238. Rights of dissenters
(1)
A member of a constituent company incorporated under this Act shall be entitled to payment of the fair value of that person’s shares upon dissenting from a merger or consolidation.

(2)
A member who desires to exercise that person’s entitlement under subsection (1) shall give to the constituent company, before the vote on the merger or consolidation, written objection to the action.

(3)
An objection under subsection (2) shall include a statement that the member proposes to demand payment for that person’s shares if the merger or consolidation is authorised by the vote.

(4)
Within twenty days immediately following the date on which the vote of members giving authorisation for the merger or consolidation is made, the constituent company shall give written notice of the authorisation to each member who made a written objection.

(5)
A member who elects to dissent shall, within twenty days immediately following the date on which the notice referred to in subsection (4) is given, give to the constituent company a written notice of that person’s decision to dissent, stating—

(a)
that person’s name and address;

(b)
the number and classes of shares in respect of which that person dissents; and

(c)
a demand for payment of the fair value of that person’s shares.

(6)
A member who dissents shall do so in respect of all shares that that person holds in the constituent company.

(7)
Upon the giving of a notice of dissent under subsection (5), the member to whom the notice relates shall cease to have any of the rights of a member except the right to be paid the fair value of that person’s shares and the rights referred to in subsections (12) and (16).

(8)
Within seven days immediately following the date of the expiration of the period specified in subsection (5), or within seven days immediately following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company shall make a written offer to each dissenting member to purchase that person’s shares at a specified price that the company determines to be their fair value; and if, within thirty days immediately following the date on which the offer is made, the company making the offer and the dissenting member agree upon the price to be paid for that person’s shares, the company shall pay to the member the amount in money forthwith.

(9)
If the company and a dissenting member fail, within the period specified in subsection (8), to agree on the price to be paid for the shares owned by the member, within twenty days immediately following the date on which the period expires—

(a)
the company shall (and any dissenting member may) file a petition with the Court for a determination of the fair value of the shares of all dissenting members; and

(b)
the petition by the company shall be accompanied by a verified list containing the names and addresses of all members who have filed a notice under subsection (5) and with whom agreements as to the fair value of their shares have not been reached by the company.

(10)
A copy of any petition filed under subsection (9)(a) shall be served on the other party; and where a dissenting member has so filed, the company shall within ten days after such service file the verified list referred to in subsection (9)(b).

(11)
At the hearing of a petition, the Court shall determine the fair value of the shares of such dissenting

F-1

members as it finds are involved, together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value.
(12)
Any member whose name appears on the list filed by the company under subsection (9)(b) or (10) and who the Court finds are involved may participate fully in all proceedings until the determination of fair value is reached.

(13)
The order of the Court resulting from proceeding on the petition shall be enforceable in such manner as other orders of the Court are enforced, whether the company is incorporated under the laws of the Islands or not.

(14)
The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances; and upon application of a member, the Court may order all or a portion of the expenses incurred by any member in connection with the proceeding, including reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares which are the subject of the proceeding.

(15)
Shares acquired by the company pursuant to this section shall be cancelled and, if they are shares of a surviving company, they shall be available for re-issue.

(16)
The enforcement by a member of that person’s entitlement under this section shall exclude the enforcement by the member of any right to which that person might otherwise be entitled by virtue of that person holding shares, except that this section shall not exclude the right of the member to institute proceedings to obtain relief on the ground that the merger or consolidation is void or unlawful.

F-2

Annex G
GRACELL BIOTECHNOLOGIES INC.
(incorporated in the Cayman Islands with limited liability)
(NASDAQ: GRCL)

FORM OF PROXY FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
To Be Held on February 19, 2024
(or any adjournment(s) or postponement(s) thereof)
Introduction
This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of Gracell Biotechnologies Inc. (the “Company” or “Gracell”), of proxies from the holders of the issued ordinary shares, par value US$0.0001 per share, of the Company (the “Gracell ordinary shares”) to be exercised at the Extraordinary General Meeting of the Company (the “Extraordinary General Meeting”) to be held at 35th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong and virtually via live webcast at https://gracellbio.zoom.us/j/2239616669 (password        ) on February 19, 2024 at 2:00 p.m., China Standard Time, and at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the accompanying proxy statement. Shareholders are encouraged to attend the Extraordinary General Meeting virtually, and will have an equal opportunity to participate at the Extraordinary General Meeting and engage with the directors, management, and other shareholders of the Company online, regardless of their geographic location.
Only the holders of record of the Gracell ordinary shares on Gracell’s register of members at the close of business in the Cayman Islands on January 8, 2024 (the “Share Record Date”) are entitled to receive notice of, attend and vote at the Extraordinary General Meeting. Each Gracell ordinary share is entitled to one vote on all matters. The quorum of the Extraordinary General Meeting is at least two holders of Gracell ordinary shares which hold an aggregate of at least 50% of all votes attaching to all Gracell ordinary shares in issue and entitled to vote, present in person or by proxy, throughout the Extraordinary General Meeting.
The Gracell ordinary shares represented by all properly executed proxies returned to the Company will be voted at the Extraordinary General Meeting as indicated or, if no instruction is given, the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the Extraordinary General Meeting acts as proxy and is entitled to exercise his discretion, he will vote the shares FOR the resolution(s). As to any other business that may properly come before the Extraordinary General Meeting, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the Extraordinary General Meeting. However, if any other matter properly comes before the Extraordinary General Meeting, or any adjournment(s) or postponement(s) thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised by (i) by submitting with the Company, at the address set forth below, a duly signed revocation or (ii) attending and voting at the Extraordinary General Meeting.
To be valid, this Form of Proxy must be completed, signed and returned to 1407 Broadway, 27th Floor, New York, New York 10018 Attention: Gracell Biotechnologies Proxy as soon as possible so that it is received by the Company no later than 5:00 p.m., New York City time, on February 14, 2024 to ensure your representation at the Extraordinary General Meeting.
I/We(Print Name)                                      of (Print Full Address)                                     , being the registered holder of                  Gracell ordinary shares,(Note 1) par value US$0.0001 per share, of Gracell Biotechnologies Inc. (the “Company” or “Gracell”), hereby appoint the chairman of the Extraordinary General Meeting(Note 2) or                                      of                                       as my/our proxy to attend and act for me/us at the Extraordinary General Meeting (or at any adjournment(s) or postponement(s) thereof) of the Company to be held at 35th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong and virtually via live webcast at

https://gracellbio.zoom.us/j/2239616669 (password                 ) on February 19, 2024 at 2:00 p.m., China Standard Time, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.(Note 3)
FOR(Note 3)	AGAINST(Note 3)	ABSTAIN(Note 3)
RESOLUTION 1 — as a special resolution:
To approve and authorize the execution, delivery and performance by Gracell of the Agreement and Plan of Merger, dated December 23, 2023, by and among Gracell, AstraZeneca Treasury Limited and Grey Wolf Merger Sub, (as it may be amended and restated from time to time, the “Merger Agreement”), a copy of which is attached as Annex A to the accompanying proxy statement, the Plan of Merger, a copy of which is attached as Annex B to the accompanying proxy statement and the other agreements or documents contemplated by the Merger Agreement or any document or instrument delivered in connection thereunder to which Gracell is a party, and the consummation of the transactions contemplated by the Merger Agreement and the Contingent Value Rights Agreement, in the Form attached as Exhibit B to the Merger Agreement and included in Annex D to the accompanying proxy statement (including the Merger), upon the terms and subject to the conditions set forth therein (the “Merger Proposal”).
☐	☐	☐
RESOLUTION 2 — as an ordinary resolution:
To approve the adjournment of the Extraordinary General Meeting to a later date or dates to be determined by the chairman of the Extraordinary General Meeting if necessary, including (a) to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Extraordinary General Meeting, there are insufficient votes to approve the Merger Proposal, (b) to the extent necessary, to ensure that any required supplement or amendment to the accompanying proxy statement is provided to the Gracell shareholders, or (c) if, as of the time for which the Extraordinary General Meeting is scheduled, there are insufficient Gracell ordinary shares represented (either in person (including by virtual attendance) or by proxy) to constitute a quorum necessary to conduct business at the Extraordinary General Meeting.
☐	☐	☐
Dated , 2024	Signature(s)(Note 4)

Notes:
(1)
Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the Gracell ordinary shares in the Company registered in your name(s).

(2)
If any proxy other than the chairman is preferred, strike out the words “THE CHAIRMAN OF THE EXTRAORDINARY GENERAL MEETING” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his/her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

(3)
IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.”

ALTERNATIVELY, YOU MAY ALSO INDICATE THE RESPECTIVE NUMBERS OF SHARES FOR EACH OF THE “FOR,” “AGAINST” AND “ABSTAIN” COLUMNS. Failure to complete any or all the boxes will entitle your proxy to cast his or her votes at his or her discretion. A proxy need not be a member of the Company, but must attend the Extraordinary General Meeting in person (including by virtual attendance). A member may only have one Form of Proxy valid at any one time and if a member submits more than one Form of Proxy, the last Form of Proxy received in the manner described in this Form of Proxy above shall be treated as the only valid Form of Proxy. Any alteration made to this Form of Proxy must be duly initialed by the person who signs it. Completion and deposit of a Form of Proxy does not prevent a member from attending the Extraordinary General Meeting in person but if a member attends the Extraordinary General Meeting and votes, this proxy will be revoked.
(4)
This Form of Proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign the same.

Annex H
24-2116 Gracell Biotechnologies VIFExtraordinary General Meeting ofGracell Biotechnologies Inc.Date:February 19, 2024See Voting Instruction On Reverse Side.Please make your marks like this: Use pen onlyForAgainst AbstainAs a special resolution:To approve and authorize the execution, delivery and performance by Gracell Biotechnologies Inc. (“Gracell”) of the Agreement and Plan ofMerger, dated December 23, 2023, by and among Gracell, AstraZeneca Treasury Limited and Grey Wolf Merger Sub, (as it may be amended and restated from time to time, the “Merger Agreement”), a copy of which is included as Annex A to the accompanying proxy statement, the Plan of Merger, a copy of which is attached as Annex B to the accompanying proxy statement, and the other agreements or documents contemplated by the Merger Agreement or any document or instrument delivered in connection thereunder to which Gracell is a party, and the consummation of the transactions contemplated by the Merger Agreement and the Contingent Value Rights Agreement, in the form attached as Exhibit B to the Merger Agreement and included as Annex D to the accompanying proxy statement (including the Merger), upon the terms and subject to the conditions set forth therein (the “Merger Proposal”); andAs an ordinary resolution:To approve the adjournment of the Extraordinary General Meeting to a later date or dates to be determined by the chairman of the Extraordinary General Meeting if necessary, including (a) to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Extraordinary General Meeting, there are insufficient votes to approve the Merger Proposal, (b) to the extent necessary, to ensure that any required supplement or amendment to the accompanying proxy statement is provided to Gracell shareholders, or (c) if, as of the time for which the Extraordinary General Meeting is scheduled, there are insufficient Gracell ordinary shares represented (either in person (including by virtual attendance) or by proxy) to constitute a quorum necessary to conduct business at the Extraordinary General Meeting.Authorized Signatures - This section must be completed for your instructions to be executed. Please Sign HerePlease Date Above Please Sign HerePlease Date Above Extraordinary General Meeting ofGracell Biotechnologies Inc.to be held February 19, 2024For Holders as of January 8, 2024provided.MAILenvelope• Mark, sign and date your Voting Instruction Form.• Detach your Voting Instruction Form.• Return your Voting Instruction Form in thepostage-paid envelope provided.theinportionAll votes must be received by 12:00 pm, Eastern Time February 14, 2024.thisFORM 20-F: https://www.sec.gov/ix?doc=/Archives/edgar/data/1826492/000110465923049599/grcl-20221231x20f.htmjustreturnPROXY TABULATOR FORGRACELL BIOTECHNOLOGIES INC.andP.O. BOX 8016perforationCARY, NC 27512-9903theatcarefullyseparatePleaseEVENT #CLIENT #Copyright © 2024 Mediant Communications Inc. All Rights Reserved 24-2116 Gracell Biotechnologies VI

Gracell Biotechnologies Inc.Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 PM Eastern Time on February 14, 2024)The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of Gracell Biotechnologies Inc. registered in the name of the undersigned on the books of the Depositary as of the close of business January 8, 2024 (Eastern Time) at the Extraordinary General Meeting of the Shareholders of Gracell Biotechnologies Inc. to be held on February 19, 2024, at 2:00 p.m. (China Standard Time) at 35th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong and virtually via live webcast.NOTE:1.Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution. If no ADR Voting Instruction Card is received by the Depositary before 12:00 p.m., Eastern Time, February 14, 2024, in accordance with the provisions of the Depositary Agreement, and subject to certain conditions you will be deemed to have instructed the Depositary to give a discretionary voting proxy to a person designated by the Company, which for purposes of this meeting is the Chairman of the Company with full power to exercise the voting rights under the Ordinary Shares represented by your ADSs and with full power to each of substitution.(Continued and to be marked, dated and signed, on the other side) INC.FORBIOTECHNOLOGIES9903TABULATOR-801627512PROXYGRACELLBOXNCCARY,P.O.